As filed with the Securities and Exchange Commission on March 5, 2015

Registration No. 333-195944

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GOOD TECHNOLOGY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3248938
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

430 N. Mary Avenue, Suite 200

Sunnyvale, California 94085

(408) 212-7500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christy Wyatt

President, Chief Executive Officer and Chairperson

Good Technology Corporation

430 N. Mary Avenue, Suite 200

Sunnyvale, California 94085

(408) 212-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner Jon C. Avina Calise Y. Cheng Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Ronald S. Vaisbort Senior Vice President and General Counsel Good Technology Corporation 430 N. Mary Avenue, Suite 200 Sunnyvale, California 94085 (408) 212-7500	Gordon K. Davidson Theodore G. Wang James D. Evans Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one).  ☐

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated March 5, 2015
shares
Good
Common stock
This is an initial public offering of common stock by Good Technology Corporation. We are selling shares of common stock. The estimated initial public offering price is expected to be between $ and $ per share.
Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The NASDAQ Stock Market under the symbol “GDTC.”
We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.
Per share Total
Initial public offering price $ $
Underwriting discounts and commissions(1) $ $
Proceeds to Good Technology, before expenses $ $
(1) See “Underwriters” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of common stock.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on , 2015.
J.P. Morgan BofA Merrill Lynch Barclays Citigroup
Oppenheimer & Co.
, 2015

2.6 BILLION1 MESSAGES SENT SECURELY PER WEEK

15.3+ MILLION LICENSES SOLD2

6200+ ACTIVE CUSTOMERS

189 COUNTRIES

90%+ CUSTOMER RENEWALS RATE

1600+1 GOOD DYNAMICS APPLICATIONS

278 PATENTS GRANTED AND PENDING

13000+ GOOD DYNAMICS DEVELOPERS

100% F100 COMMERCIAL BANKS

100% F100 AEROSPACE & DEFENSE FIRMS

FORTUNE 100 CLIENTS

9/11 F100 INSURANCE COMPANIES

6/7 F100 HEALTHCARE PROVIDERS

1. Good Technology, as of February 28, 2015 | 2. Cumulative total of licenses sold from Q1 2010 through Q4 2014

All other data as of December 31, 2014

WE ARE THE LEADING SECURE MOBILITY PLATFORM FOR ENTERPRISES AND GOVERNMENTS WORLDWIDE We enable businesses to securely support the entire mobility life cycle Central Control Proactive Monitoring End To End Security Rapid Development BUILD MANAGE SUPPORT SECURE

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor any of the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

Prospectus summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Good Technology Corporation

Overview

We are the leading secure mobility platform for enterprises and governments worldwide. Our platform enables secure access to applications and data across devices and operating systems and delivers comprehensive mobile lifecycle management capabilities to build, deploy, manage and support these applications. We pioneered the category of secure mobility by being the first to combine applications with end-to-end security, device management, mobile application development and mobile service management across multiple operating systems.

We alone provide a complete solution that includes proven cross-platform enterprise-grade security, a suite of collaboration applications, integrated device, application and service management, analytics tools, comprehensive rapid application development capabilities, and a third-party application and partner ecosystem. Our platform protects data at rest, in use, and in motion between applications across a mix of devices and can be deployed in the cloud, on premise or as a hybrid solution. We have achieved industry validation of our security architecture through independent third parties and are the only cross-platform mobile collaboration solution to receive the highest level of certifications, such as Common Criteria for Information Technology Security Evaluation Assurance Level 4+, or Common Criteria EAL-4+, for both iOS and Android. Our solution empowers businesses to create and manage secure interactions across a mix of data and applications, and secures over 2.6 billion messages worldwide per week.

As of December 31, 2014, we had over 6,200 active customers in 189 countries, approximately 50% of which operate within regulated industries with some of the most stringent security requirements, such as financial services, healthcare and government. Today, our solution is employed by 100% of the Fortune 100 commercial banks, 100% of the Fortune 100 aerospace and defense firms, nine out of 11 of the Fortune 100 insurance companies, and six out of seven of the Fortune 100 healthcare providers. Our government customers include military and civilian agencies in 16 countries around the world, including the United Kingdom, France, Germany, Malaysia and the United States, such as the U.S. Department of Defense, U.S. Department of Homeland Security and U.S. Air Force.

According to IDC, 1.29 billion mobile devices were in use at work worldwide by the end of 2014, and that number is expected to reach 1.87 billion by 2018. The proliferation of mobile devices and applications is generating some of the greatest opportunities and challenges in software today. Today’s users demand to be as productive while they are mobile as they are while in the office. Organizations need to deliver both existing and new applications and services to mobile devices to drive revenue, improve efficiency, and increase customer loyalty. At the same time, the risk of cybercrime is growing exponentially for organizations of all types and sizes, making CIOs increasingly uncomfortable about allowing corporate data on mobile devices. In 2014, cybersecurity incidents grew 48% from 2013, according to PwC’s The Global State of Information Security

Survey 2015. Despite the vulnerability associated with these devices, only 54% of companies surveyed by PwC reported having a mobile security strategy in place. The challenge for organizations today is balancing the need for enterprise-grade security and compliance while offering users the flexibility and personalization that they already enjoy on their personal mobile devices. We provide a solution for organizations that supports enterprise-grade security and an uncompromised user experience across a wide range of heterogeneous devices and applications.

Good Technology has been recognized as a market leader in Gartner Inc. “Magic Quadrant for Enterprise Mobility Management Suites” for four consecutive years. We believe our unique and proven security architecture and comprehensive mobile lifecycle management capabilities are core differentiators. Our unique platform provides IT departments with the ability to support any Good-secured application across devices and users, in the cloud, on premise, or as a hybrid solution.

We offer a range of Good Enterprise Mobility Management (EMM) Suites, each one tailored to address the different stages of an organization’s mobility strategy. An organization’s first mobility strategy is typically to securely mobilize basic productivity. As its strategy matures, it often looks to add additional collaboration capabilities. An organization fully embracing mobility seeks to create unique business processes with new custom mobile applications and more sophisticated operations management capabilities. The Good EMM Suites are designed around these stages and are built on our Good Dynamics secure mobility platform. Our platform simplifies the creation of mobile applications and the ongoing management of applications, data and devices without compromising on security or compliance requirements. As a result, our customers, no matter where they may be in the implementation of their own mobility strategy, have access to a secure, flexible and enterprise-grade foundation that is designed to respond to their growing mobility needs.

We have been an innovator in secure mobility solutions since our inception in 1996. As of December 31, 2014, we had 164 issued patents and 114 patent applications globally and had sold more than 15.3 million licenses. Further, we had over 1,600 customer-developed Good-secured applications on our platform as of February 28, 2015. We also have an ecosystem of leading independent software vendors, or ISVs, system integrators, device makers and mobile operating system platform providers to support our secure mobility platform.

In 2012, 2013 and 2014, our recurring billings, a non-GAAP financial measure, were $71.8 million, $85.5 million and $128.1 million, respectively, representing 37% of total billings for 2012, 44% of total billings for 2013 and 58% of total billings for 2014. In 2012, 2013 and 2014, we generated recurring revenues of $19.8 million, $46.7 million and $81.4 million, respectively, representing year-over-year growth of 178% for 2012, 136% for 2013 and 74% for 2014. In 2012, 2013 and 2014, we generated total revenues of $116.6 million, $160.4 million and $211.9 million, respectively, representing year-over-year growth of 37% for 2012, 38% for 2013 and 32% for 2014. Our net losses were $90.4 million, $118.4 million and $95.4 million in 2012, 2013 and 2014, respectively. See “Selected Consolidated Financial and Other Data—Key Financial and Performance Metrics” for more information and a reconciliation of recurring billings and total billings to recurring revenues and total revenues, respectively, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Industry background

Proliferation of mobile devices and applications is one of the most significant technological shifts in the enterprise since the Internet

Rapid proliferation of mobile devices and applications is transforming the enterprise platform into a mobile platform. Amid a backdrop of steep increases in smartphone and tablet shipments, desktop and portable PC shipments began to decline in 2013. IDC estimates that in 2014, shipments of business use smartphones outpaced PC shipments by a ratio of 2:1. According to IDC, there were 339.1 million business-use smartphones and tablets shipped worldwide in 2014. As demonstrated by the trends in device shipments, the mobile platform is becoming the primary computing platform in the enterprise, and, as a result, IT needs to shift its focus to view mobility as a key element in the core foundation of enterprise technology.

Mobile platforms present a host of new challenges for IT departments. Mobile devices and applications have become mission critical to users, and in response, IT departments must provide 24/7 availability of applications and features, as well as seamless scalability for new devices, applications and users.

The cybersecurity risk has expanded to include mobile

Cybercriminals are expending significant resources to exploit sensitive intellectual property and personal data, causing financial and reputational damage while nation states are pursuing cyber espionage that could threaten national security. In 2014, there were many large and pervasive incidents that affected retailers, financial institutions, governments and others. PwC’s The Global State of Information Security Survey 2015 reported that global security incidents increased by 48% from 2013 to 2014. Furthermore, in the same report, respondents from companies with greater than $1 billion in revenue reported an average of 13,138 incidents in 2014, an increase of 44% year over year. Compounding cybersecurity challenges, criminals and nation states are increasingly targeting mobile devices and leveraging personal applications as a conduit for malware designed to steal corporate data. As both mobility and cybercrime continue to grow, the need for robust security solutions on mobile devices becomes increasingly critical to the enterprise.

Enterprises are adopting diverse strategies to benefit from mobility

Enterprises are adopting a variety of mobility strategies across multiple audiences:

Enabling employees with mobility.    Employees are often the first audience a business addresses within its mobile strategy. Employees utilize a wide variety of mobile devices from multiple manufacturers. Businesses are adopting multiple strategies to enable mobility for their employees, including corporate-owned and employee-owned devices (also known as “Bring Your Own Device,” or BYOD). Organizations also leverage mobile devices into fixed-function applications, such as terminals for policing and nursing. The total number of employees being given access to mobile solutions continues to grow with an October 2014 Dimensional Research and Check Point study of IT professionals reporting that over 75% of respondents allowed personal devices to connect to their corporate network, and 72% of respondents reporting that the number of personal devices in their network had more than doubled over the past two years.

Enabling mobile business processes with business partners.    Enterprises are seeking ways to utilize mobility to enable business activity and collaboration with partners to improve productivity, responsiveness and transparency. These partners can range from suppliers and distributors to board members, legal and financial service providers, and independent agencies. A traditional mobile device management solution is often insufficient as it requires the participating organization to assume control of the entire device and not just the specific application being shared and cannot add policy or security at an application level.

Enabling mobile business processes with customers.    Enterprises are also seeking to utilize mobility to enable interactions with customers and consumers to provide a more personalized experience, convenience of access and opportunities for marketing outreach. Mobile applications that support business processes of this kind are already becoming established in banking, retail, healthcare and insurance. As enterprises build mobility solutions for customers and consumers, security and privacy are increasingly important to maintaining client relationships and ensuring trusted interactions.

Legal, HR and privacy complexities have evolved as more employees are using personal devices for corporate uses

Enterprises traditionally provided corporate-owned devices where the voice and data plans were fully paid for by the organization. With the rise of BYOD, legal, HR and privacy complexities have evolved around mobility, including issues such as billing, data accountability and privacy concerns. Companies implementing BYOD policies are faced with the choice of providing a stipend to the employee, without any true understanding of the actual corporate use of the device, or implementing complex expense reporting that costs the company and the employee significant time and potentially infringes upon employee privacy. Adding to the complexity, wireless carriers are moving from unlimited data and limited voice offerings, to limited data and unlimited voice offerings. Technologies such as split billing allow IT to separate business and personal cellular data usage on the same device and automatically bill this data usage to either the company or the employee, without compromising user privacy. By 2020, organizations expect over half of their employees to participate in a BYOD program with no resistance, according to a recent Gartner survey. We feel this will only increase the need and opportunity for organizations to utilize split billing solutions.

Given these trends, we believe it is critical for enterprises to be able to easily and rapidly secure, build, manage and support mobile applications and processes across this wider range of use cases as the business demands.

Our opportunity

IDC has defined the mobile enterprise software and services market as the convergence of several emerging markets that in aggregate are estimated to be approximately $5.3 billion in 2013, growing to approximately $10.4 billion by 2017, representing a compounded annual growth rate of 18.3%. These markets include the enterprise mobility management, mobile lifecycle management, mobile enterprise applications and mobile enterprise security markets.

As enterprises increasingly adopt mobility as a primary work environment, we believe that the market for secure mobility solutions will take an increasing share of IT spend from commercial, non-mobile, software markets. These markets include the security software, application development software, collaborative applications, quality and lifecycle tools, and system management software and network software markets, which totaled $63.2 billion in 2013, according to IDC. In an April 2014 survey by IDC, 59% of respondents identified mobility integration and management as a high or essential investment priority for the next 12 months. Further, almost half (48%) of respondents to PwC’s 2014 Global Economic Crime Survey said the perception of cybercrime risk to their organization had increased in the past year, up from 39% in 2011.

Additionally, the Internet of Things is creating new connected autonomous devices and “wearables” out of traditionally non-connected objects such as watches, home security, fitness bands, vehicles and home appliances. Employees have already begun bringing wearables into the workplace causing companies to face the same challenges they face today with smartphones and tablets in their workforces. IDC estimates that there will be 30 billion “connected (autonomous) things” in 2020 and PwC’s The Global State of Information Security

Survey 2015 cited a recent Hewlett-Packard Company review of 10 of the most commonly used connected devices and found that 70% contain serious vulnerabilities.

We believe that upgrades in mobile infrastructure, increases in computing power and subsequent decreases in technology costs, combined with the proliferation of applications, are unlocking new opportunities for enterprises to deploy secure mobile computing to a larger portion of the workforce. Additionally, we believe the extension of mobility to formerly stationary or manual processes will further increase the market for secure mobility solutions.

The rise of mobility presents several key challenges for major constituents

In order to be successful, a secure mobility solution must address a number of key challenges across all constituents:

•	for the user, delivering uncompromised user experience and privacy; and

•	for IT:

•	for the chief security officer, a platform that provides robust security and protects sensitive data and enables compliance at every point in the end-to-end data flow at scale;

•	for developers, rapid development of mobile applications compliant with policies;

•

for IT operations personnel, securely deploying and managing mobile applications and data across an increasingly complex and diverse network of devices at scale to employees, business partners and customers; and

•

for IT support personnel, supporting a large and growing population of active users with heterogeneous devices and applications with the quality service levels and uptime expected of mission-critical business systems.

A successful solution for organizations must provide both enterprise-grade security and an uncompromised user experience across a wide range of heterogeneous devices and applications. It also must enable the entire mobility lifecycle to secure, build, manage and support any application, user and device across an organization’s employees, business partners, and customers while delivering enterprise-grade scalability and availability.

Key benefits of our solution

We are the leading secure mobility platform for enterprises and governments worldwide. We provide a complete solution that includes proven cross-platform enterprise-grade security, a suite of collaboration applications, integrated device, application and service management, analytics tools, comprehensive rapid application development capabilities, and a third-party application and partner ecosystem.

Key benefits of our solution include:

Enterprise-grade security and compliance.    First and foremost, our solution provides a security approach that addresses the key aspects of secure mobility, including the ability to deploy security on devices or in applications using enterprise data. Our products are architected to enable our customers to comply with the most stringent security and data protection standards and regulations in the industry. Our government customers include military and civilian agencies in the United States, the United Kingdom, France, Germany, the Netherlands, Sweden, Canada and Australia. Good is the only cross-platform mobile collaboration solution to achieve Common Criteria EAL4+ certification, and the only solution to meet this level of certification on either iOS or Android.

Flexible, comprehensive end-to-end solution.    We provide line of business leaders with a single platform to secure, build, manage and support mobile applications and processes across all of their mobility strategies. Our solution provides a secure mobility platform that solves for a mix of legacy and mobile-optimized applications, cloud and on-premise deployment models, a variety of devices and operating systems, and multiple mobility strategies across employees, business partners and customers.

Enterprise-scale availability.    Our secure mobility solution includes comprehensive mobile service management for monitoring operations and analytics support, allowing IT to deliver mission-critical service level agreements for mobility at scale.

Rich user experience and privacy.    Our solution provides an intuitive, integrated user experience, without compromising employees’ privacy or corporate security. We accomplish this by separating enterprise data from personal data, enabling IT to deploy security policies on business applications and data independently from the device without violating user privacy.

Rapid application development.    Our Good Dynamics platform provides independent software vendors and internal enterprise development organizations with security and application services that enable them to rapidly develop robust business applications that meet the highest standards of security across a variety of devices and operating systems, without having to learn or code many aspects of enterprise security themselves.

Fast, large scale deployment.    Our secure mobility solution has been architected to scale reliably to hundreds of thousands of devices, allowing IT to rapidly deploy secure mobile applications to devices that are both managed or unmanaged by the enterprise.

Centralized management.    Our secure mobility solution provides management capabilities that allow IT to manage hundreds of thousands of devices and users, within a single business and between multiple enterprises.

Competitive strengths

We pioneered the category of secure mobility by being the first to combine applications with end-to-end security, device management, mobile application development and mobile service management across multiple operating systems. Our solution has been deployed at scale by a number of the largest global enterprises with some of the most stringent security requirements such as financial services, healthcare and government organizations.

We believe we have a number of unique competitive advantages that position us for continued leadership and growth within the market. Our competitive strengths include:

•	proven and trusted security approach;
•	flexible, comprehensive end-to-end secure mobility solution;
•	industry-leading scalability and service management;
•	flexible deployment model for cloud, on premise or as a hybrid solution;
•	significant intellectual property and technology portfolio;
•	world-class customer service;

•	large and diverse customer base;
•	rich customer and partner ecosystem;
•	deeply embedded secure mobility solution; and
•	strong brand in secure mobility.

Our growth strategy

Our strategy is to continue to be the leading provider of secure mobility solutions for enterprises and governments worldwide. Key elements of our strategy include:

•	grow the depth and breadth of deployments within our existing customer base;
•	extend our leadership through continued innovation;
•	continue to expand our sales organization and carrier and channel partner relationships to acquire new customers;
•	expand the Good Dynamics platform ecosystem;
•	selectively pursue acquisitions to expand our platform; and
•	amplify global awareness of our brand.

Selected risks associated with our business

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	We have a history of losses, and we are unable to predict the extent of any future losses or when, if ever, we will achieve profitability in the future.

•	If the market for secure mobility shrinks or develops at a slower pace than we expect, our business could be adversely affected.

•	We expect our operating results to fluctuate on a quarterly and annual basis.

•	Because we recognize recurring and perpetual license revenues over a specified period of time, decreases or increases in sales are not immediately reflected in full in our operating results.

•

If we do not accurately predict, prepare for and respond promptly to rapidly evolving technological and market developments and changing customer needs, our competitive position and prospects will be harmed.

•	A significant amount of our billings and revenues are generated from sales of our suite of collaboration applications. Any decline in sales of these applications could seriously harm our business.

•	If we fail to manage future growth effectively, our business would be harmed.

•	If we are unable to hire, retain and integrate our senior management and other qualified personnel, our business would suffer.

•

Sales of our software and services are concentrated at the end of each quarter, and in particular, the last two weeks of the quarter, which makes it difficult to accurately forecast our expected billings.

•

Our secure mobility platform can be used to transmit personal information and other data in the ordinary course of business, which may subject us to governmental regulation and other legal obligations related to confidentiality and privacy. Privacy concerns, changes in such regulations and obligations, and our actual or perceived failure to comply with such obligations could harm our business.

•

The terms of our 5% senior secured notes due 2017, or the Senior Notes, contain certain provisions that, if triggered, would require us to repurchase the Senior Notes, which, in light of our continuing net losses, outstanding debt and contractual obligations and current operating plans, could adversely affect our liquidity and financial condition.

Corporate information

We were incorporated in July 1996 as RoamPage, Inc., a Delaware corporation, and subsequently changed our name to Visto Corporation in August 1997. In February 2009, Visto Corporation acquired Good Technology, Inc. from Motorola, Inc. and began doing business as Good Technology. In September 2012, Visto Corporation changed its name to Good Technology Corporation. Unless expressly indicated or the context requires otherwise, the terms “Good,” “Good Technology,” the “Company,” “we,” “us,” and “our” in this prospectus refer to Good Technology Corporation, and, where appropriate, our wholly-owned subsidiaries. Our principal executive offices are located at 430 N. Mary Avenue, Suite 200, Sunnyvale, California 94085, and our telephone number is (408) 212-7500. Our website address is www.good.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Good, the Good logo, Good Technology, Good Dynamics, Good for Enterprise, Good Connect, Good Share, Good Pro, Good Work, Good Access and other trademarks or service marks of Good appearing in this prospectus are the property of Good Technology Corporation. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

The offering

Common stock offered	shares

Over-allotment option	shares

Common stock to be

outstanding after this

offering	shares

Use of proceeds	The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering primarily for working capital and other general corporate purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. See “Use of Proceeds.”

Concentration of ownership	Upon completion of this offering, our executive officers, directors, principal stockholders and their affiliates will beneficially own approximately % of our outstanding common stock.

Proposed NASDAQ symbol	“GDTC”

The number of shares of our common stock to be outstanding after this offering is based on 219,119,190 shares of our common stock outstanding as of December 31, 2014, which includes 145,763,243 shares of common stock resulting from the automatic conversion, upon the closing of this offering, of all shares of our redeemable convertible preferred stock that were outstanding as of December 31, 2014, and excludes:

•	options to purchase 56,522,914 shares of our common stock with a weighted-average exercise price of $2.23 per share that were outstanding as of December 31, 2014;

•	549,624 shares of our common stock subject to restricted stock units outstanding as of December 31, 2014;

•	options to purchase 56,160 shares of our common stock granted from January 1, 2015 through February 28, 2015, with an exercise price of $4.26 per share;

•	115,000 shares of our common stock subject to restricted stock units granted from January 1, 2015 through February 28, 2015;

•	warrants to purchase 162,246 shares of our Series C-2 redeemable convertible preferred stock with a weighted-average exercise price of $1.93 per share that were outstanding as of December 31, 2014;

•

warrants to purchase 5,497,961 shares of our common stock with a weighted-average exercise price of $2.10 per share that were outstanding as of December 31, 2014, which include the Net Exercise Warrant described below;

•

warrants to purchase 16,260,160 shares of our common stock with an initial exercise price of $4.92 per share (subject to adjustment) that were issued pursuant to our senior notes and warrant offering in September 2014; and

•

             shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of 2,281,241 shares of common stock reserved for future issuance under our 2006 Stock Plan as of December 31, 2014, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, and              shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with this offering, and shares that become available under our 2015 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plan each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock (other than Series C-1 and C-2 redeemable convertible preferred stock) as of December 31, 2014, into an aggregate of 114,371,043 shares of common stock immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of our Series C-1 and C-2 redeemable convertible preferred stock as of December 31, 2014, into an aggregate of 31,392,200 shares of common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus;

•	the effectiveness of our amended and restated certificate of incorporation in connection with the completion of this offering;

•

no exercise of options or warrants outstanding as of December 31, 2014, other than the issuance of              shares of our common stock immediately prior to the completion of this offering upon the assumed net exercise of a warrant to purchase up to 4,432,961 shares of our common stock outstanding as of December 31, 2014, or Net Exercise Warrant, at an exercise price of $1.83 per share, based upon the assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

Summary consolidated financial and other data

You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and our consolidated balance sheet data as of December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year ended December 31,
(in thousands, except per share data)	2012	2013	2014

Consolidated Statements of Operations Data:

Revenues:
Recurring	$19,784	$46,709	$81,444
Perpetual license	40,649	52,210	62,290
Intellectual property	23,077	23,286	20,219
Other	33,095	38,179	47,901

Total revenues	116,605	160,384	211,854
Cost of revenues(1)	32,016	45,147	53,705

Gross profit	84,589	115,237	158,149

Operating expenses:
Research and development(1)	50,881	75,875	88,152
Sales and marketing(1)	88,700	112,537	109,007
General and administrative(1)	34,374	42,713	44,928

Total operating expenses	173,955	231,125	242,087

Loss from operations	(89,366)	(115,888)	(83,938)
Other expense, net	(500)	(417)	(3,523)
Interest expense, net	(1,028)	(1,176)	(5,944)

Loss before benefit from (provision for) income taxes	(90,894)	(117,481)	(93,405)
Benefit from (provision for) income taxes	457	(954)	(1,992)

Net loss	(90,437)	(118,435)	(95,397)
(Income) loss attributable to noncontrolling interest	(26)	9	(1)

Net loss attributable to Good Technology Corporation common stockholders	$(90,463)	$(118,426)	$(95,398)

Net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	$(2.75)	$(2.41)	$(1.43)

Weighted-average shares used in computing net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	32,915	49,097	66,649

Pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted(2)			$(0.46)

Weighted-average shares used in computing pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted(2)			208,385

(footnotes appear on the following page)

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,
(in thousands)	2012	2013	2014
Cost of revenues	$774	$1,018	$1,142
Research and development	2,932	5,133	5,207
Sales and marketing	2,860	2,841	3,750
General and administrative	2,635	6,731	5,596

Total stock-based compensation expense	$9,201	$15,723	$15,695

(2)	See Note 18 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of our pro forma basic and diluted net loss per share calculations.

	As of December 31, 2014
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,496	$24,496	$
Restricted cash	15,368	15,368
Working capital (deficit)	(114,277)	(114,277)
Total assets	410,401	410,401
Deferred revenues—current and long-term	424,964	424,964
Notes payable, current and non-current	56,146	56,146
Warrant liability	22,801	22,801
Redeemable convertible preferred stock	284,403	—
Additional paid-in capital	269,831	554,219
Total Good Technology Corporation stockholders’ deficit	(434,325)	(149,922)

(1)	The pro forma column reflects the automatic conversion of all shares of our redeemable convertible preferred stock, which are outstanding as of December 31, 2014 into 145,763,243 shares of our common stock immediately prior to the closing of this offering and excludes the exercise of the Net Exercise Warrant.

(2)	The pro forma as adjusted column reflects (i) the pro forma items described immediately above plus (ii) the sale of shares of our common stock in this offering at the assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital (deficit), total assets, additional paid-in capital and total Good Technology Corporation stockholders’ deficit by $ , assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

Key financial and performance metrics

We monitor the following key financial and performance metrics to help us evaluate growth trends in our core business, establish related budgets, forecast and manage cash flows, measure the effectiveness of our sales and marketing efforts to enterprise customers, assess our overall financial condition, allocate capital and make strategic decisions. Furthermore, our key financial and performance metrics are a leading indicator of future revenues that we recognize once we satisfy all of the revenue recognition criteria described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenues.”

The following table summarizes our non-GAAP financial metrics:

	Year ended December 31,
(in thousands, except percentages)	2012	2013	2014
Recurring billings	$71,788	$85,522	$128,107
% of total billings	36.5%	44.0%	57.9%
Perpetual license billings	$90,506	$67,523	$35,706
% of total billings	46.0%	34.7%	16.1%
Total billings	$196,788	$194,312	$221,249

The following table summarizes our cumulative annualized recurring revenue:

	As of December 31,
(in thousands, except percentages)	2012	2013	2014
Cumulative annualized recurring revenue	$8,892	$24,569	$60,957
% increase over prior period	NA	176%	148%

Recurring billings

Because our recurring revenues are recognized over an extended period of time, we analyze the performance of the business by focusing on recurring billings, which we define as recurring revenues plus the change in deferred recurring revenues from the beginning to the end of the period. Recurring revenues are revenues associated with sales of term licenses for our secure mobility solution, as well as renewals of maintenance and support services associated with sales of perpetual licenses, which typically have a term of one to three years. We began to offer term licenses for our Good for Enterprise application in the second half of 2013.

Perpetual license billings

Historically, most of our license revenues for our secure mobility solution consisted of perpetual licenses for our Good for Enterprise application, for which we generally recognize the associated revenues over a period of five years as a result of our revenue recognition policy. Our perpetual license revenues are generally recognized over a period of five years (or 18 months for licenses that do not permit transferability of the perpetual license), we also analyze the performance of the business by focusing on perpetual license billings, which we define as perpetual license revenues plus the change in deferred perpetual license revenues from the beginning to the end of the period. Perpetual license revenues are revenues that are associated with sales of perpetual licenses for our secure mobility solution, including the initial year of maintenance and support services, as well as sales of our software and services to OEM handset manufacturers.

Total billings

Total billings are comprised of our recurring billings, perpetual license billings, billings related to sales of our Good for You consumer product, including sales through various revenue sharing arrangements with our telecommunication carrier partners, professional services and third-party applications, and billings related to our intellectual property licenses. The total billings we record in any particular period represent total revenues plus the change in total deferred revenues from the beginning to the end of the period. We began to experience a significant increase in the adoption of term licenses by new and existing customers in 2013, which has resulted in an increase in our recurring billings and a decrease in our total billings, given the subscription nature of term licenses versus the one-time, upfront invoicing related to perpetual licenses.

Cumulative annualized recurring revenue

To assist with the understanding of the transition of our business from a perpetual license revenue model to a recurring license revenue model, we utilize a performance metric that we refer to as cumulative annualized recurring revenue (ARR). Cumulative ARR is the accumulation of the annualized contract value of all of our contracted term licenses as of a point in time and is calculated as of the end of each quarter. The metric includes the combined effects of the implied annual contract values for new, renewals of and terminations of term license agreements. We do not include any contract values from carrier and OEM software and services and revenues from intellectual property licensing in this metric. In addition, cumulative ARR does not include contract values of perpetual licenses for our products nor does it include the associated maintenance and support revenues. For these reasons, cumulative ARR should not be considered in isolation from, or as a substitute for, our total revenues or the overall performance and growth of the company over time.

See “Selected Consolidated Financial and Other Data—Key Financial and Performance Metrics” for a reconciliation of recurring billings, perpetual license billings and total billings to recurring revenues, perpetual license revenues and total revenues, respectively, the most directly comparable GAAP financial measures, and a description of why we track billings and cumulative annualized recurring revenue and why billings and cumulative annualized recurring revenue may be a useful measure for investors.

Risk factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks related to our business and industry

We have a history of losses, and we are unable to predict the extent of any future losses or when, if ever, we will achieve profitability in the future.

We have incurred net losses in recent years, including $90.4 million, $118.4 million and $95.4 million in 2012, 2013 and 2014, respectively. We had an accumulated deficit of $704.2 million as of December 31, 2014. We may not be able to achieve or sustain profitability in future periods. Achieving profitability will require us to increase revenues, manage our cost structure, and not experience unanticipated liabilities. Revenue growth may slow or revenues may decline for a number of possible reasons, including slowing demand for our secure mobility solution, failure to achieve market acceptance of our new and enhanced products, increasing competition, changes to our pricing model, a decrease in the size or growth of our overall market, or any failure to continue to capitalize on growth opportunities.

Our historical revenue growth has been inconsistent and, for a number of reasons, should not be considered indicative of our future performance. First, from 2010 through 2011, our consumer-oriented Good for You application and carrier business generated the largest portion of our revenues, but in 2013, they represented 28.2% of our revenues, and we expect this percentage to decrease further in the future as we continue to focus on marketing and selling our secure mobility solution to enterprises and governments. Second, a significant component of our revenues to date has been attributable to licensing our intellectual property, although such revenues represented 9.5% of our total revenues in 2014, and we expect this percentage to decrease further in the future. Third, we began marketing and selling our Good Dynamics secure mobility platform in late 2011, and therefore, we do not have sufficient experience marketing and selling this platform and associated applications to accurately forecast future revenues. Fourth, we began offering term licenses for sales of our Good for Enterprise application in 2013 and prior to that time, most of our license revenues from sales of our secure mobility solution consisted of perpetual licenses for our Good for Enterprise application.

Because we recognize a substantial portion of our revenues over the expected life of the customer or the term of their license agreement, as the case may be, we incur upfront costs related to acquiring such customers. Therefore, as we add customers in a particular year, our immediate costs to acquire customers may increase significantly relative to revenues recognized in that same year. In addition, we expect to incur increased research and development and sales and marketing costs as we invest for long-term growth. This, combined with the significant legal, accounting and other expenses that we will incur as a public company, will result in continued net losses in future periods. If our revenues do not increase to offset these increases in our operating expenses, we will not be profitable. Any failure by us to achieve, sustain or increase profitability on a consistent basis could cause the value of our common stock to decline.

If the market for secure mobility shrinks or develops at a slower pace than we expect, our business could be adversely affected.

Our future growth depends on the increased adoption of our secure mobility solution. The rate of customer adoption and deployment of secure mobility depends on many factors, including perceived security risks, privacy, cost and the perceived value and productivity gains of adopting such technology. Many businesses, particularly large enterprises in regulated industries, may be reluctant to broadly adopt mobile computing. If we, or other providers of secure mobility, suffer from real or perceived security breaches, disruptions in service, poor performance or other problems, the rate of growth in the market for secure mobility may decrease significantly, which would adversely affect our future growth.

We expect our operating results to fluctuate on a quarterly and annual basis.

Our operating results have fluctuated significantly in the past and may continue to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. Factors that may contribute to the variability of our operating results include:

•	fluctuations in demand for our secure mobility solution, in particular our Good Collaboration Suite and Good Dynamics platform;

•	variability in the renewal rates for our software and services;

•	fluctuations in sales cycles and prices for our software and services;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	mix of products sold and whether customers license our products on a term or perpetual basis;

•	the rate of expansion and productivity of our sales force;

•	general economic conditions in our domestic and international markets;

•	consolidation within our existing and potential customers;

•	the effectiveness of our channel partners and resellers in selling our software and services, particularly in international markets, as well as channel partner concentration or consolidation;

•	our ability to successfully develop, introduce and expand adoption of new products;

•	the timing of recognizing revenues in any given quarter;

•	the timing of sales during the quarter, particularly given that a majority of our sales occur during the last two weeks of the quarter;

•	the timing of the development, introduction and shipment of new applications and enhancements by us or our competitors;

•	any significant changes in the competitive dynamics of our markets, including new entrants or substantial discounting of our software and services;

•	any decision to increase or decrease operating expenses in response to changes in the marketplace or perceived marketplace opportunities;

•	our ability to derive benefits from our investments in sales, marketing, engineering, support or other activities;

•

our ability to successfully work with independent software vendors, systems integrators and third-party application developers to develop our ecosystem and enterprise applications that strengthen the platform;

•	higher compensation-related expenses, including stock-based compensation expenses and employee benefits;

•	our level of indebtedness and ability to generate sufficient cash to service our indebtedness;

•	royalty payments that we are required to make to third parties;

•	accounting charges due to impairments of goodwill or intangible assets;

•	changes in foreign currency exchange rates; and

•	unpredictable fluctuations in our effective tax rate.

Because we recognize recurring and perpetual license revenues over a specified period of time, decreases or increases in sales are not immediately reflected in full in our operating results.

Recurring and perpetual license revenues comprise a substantial majority of our total revenues. The timing of sales of such software licenses and services can be difficult to predict and can result in significant fluctuations in our billings from period to period. We recognize recurring revenues ratably over the term of the contractual period, which is typically one to three years, and we recognize perpetual license revenues over the expected life of the customer, which is approximately five years (or 18 months for licenses that do not permit transferability of the perpetual license). As a result, downturns or upturns in our business may not be immediately reflected in our operating results because most of the revenues we report each quarter are the result of sales we made to customers in prior quarters. Any such decline, however, will negatively affect our revenues in future quarters. Additionally, while we recognize a substantial portion of our software and services revenues over the expected life of the customer, we incur upfront costs related to acquiring such customers. Therefore, as we add customers in a particular year, our immediate costs to acquire customers may increase significantly relative to revenues recognized in that same year.

If we do not accurately predict, prepare for and respond promptly to rapidly evolving technological and market developments and changing customer needs, our competitive position and prospects will be harmed.

The market for secure mobility is expected to continue to evolve rapidly. Although this market expects rapid introduction of new products or enhancements that enable enterprise-grade security and compliance, high scalability and availability, and rapid application development and deployment across all mobility strategies, the development of these products is difficult and the timetable for commercial release and availability is uncertain as there can be long time periods between releases and availability of new products. We may experience unanticipated delays in the availability of new products and services and fail to meet customer expectations for such availability. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing, releasing and making available on a timely basis new software and services or enhancements that can respond adequately to new challenges in the market for secure mobility, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology is complex and uncertain, and if we fail to accurately predict the market’s changing needs and emerging technological trends, our business could be harmed. We must commit significant resources to developing new software and services before knowing whether our investments will result in solutions that the market will accept. For example, we introduced Good Dynamics, our secure mobility platform, to the market in November 2011. We also introduced Good Pro, our cloud-based service for business professionals, in 2014. We also routinely develop and market new productivity applications, whether as part of our Good Collaboration Suite or otherwise, such as Good Work and Good for Salesforce1. New products and services may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners. In addition, many of our target customers may continue allocating their IT budgets for legacy products and services and may not adopt our new products. If our target customers do not adopt our secure mobility platform and recognize the value of our platform compared to legacy products and services, or if we are otherwise unable to sell our products, then our revenues may not grow or may decline, which would adversely affect our operating results and financial condition. We have limited experience marketing and selling Good Pro, and we do not expect to generate significant revenues from sales of this service in 2014.

The success of new products depends on several factors, including appropriate new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products. There can be no assurance that we will successfully market and sell our Good Pro services, identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

A significant amount of our billings and revenues are generated from sales of our suite of collaboration applications. Any decline in sales of these applications could seriously harm our business.

In 2012, 2013 and 2014, we generated 43%, 32% and 29%, respectively, of our billings and 20%, 27% and 30%, respectively, of our revenues from sales of our Good for Enterprise application as well as related maintenance and support services. Prior to 2012, a substantial majority of our revenues and billings were derived from sales of Good for You, our carrier business and intellectual property licensing. We continue to focus our marketing and sales efforts on our secure mobility solution, which includes Good for Enterprise and Good Dynamics, and we expect sales of these products will continue to represent an increasing portion of our billings and revenues. If we are not able to successfully market and sell our solution, in particular our Good Collaboration Suite, which includes our Good for Enterprise application, our revenues and operating results would be materially and adversely impacted.

If we fail to manage future growth effectively, our business would be harmed.

We continue to invest heavily for future growth and have significantly expanded our operations through recent technology acquisitions, increased hiring throughout the organization and in our sales and marketing and research and development organizations in particular, and international expansion of our operations. This growth has placed and will continue to place a strain on our management, IT infrastructure and other resources. Managing this growth will continue to require significant expenditures and allocation of valuable management resources. Further international expansion may be required for our continued business growth, and managing any international expansion would require additional resources and controls. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

If we are unable to hire, retain and integrate our senior management and other qualified personnel, our business would suffer.

Our future success depends, in part, on our ability to attract and retain our senior management and other highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract and retain additional skilled personnel or delays in hiring required personnel, particularly in engineering and sales, could seriously harm our ability to grow our business. In addition, any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for highly skilled personnel. In addition, a large portion of our employee base is substantially vested in significant stock options, and the ability to exercise those options and sell their stock in a public market after the closing of this offering may result in a higher than normal turn-over rate. If we are not able to retain the services of our senior management team or integrate new members into the team effectively, our business may suffer.

Sales of our software and services are concentrated at the end of each quarter, and in particular, the last two weeks of the quarter, which makes it difficult to accurately forecast our expected billings.

We do not have a long history upon which to base forecasts of future billings and revenues resulting from sales of our secure mobility solution. In addition, sales in any given quarter tend to be concentrated at the end of such quarter, and in particular, the last two weeks of the quarter. Accordingly, we may be unable to prepare accurate internal financial forecasts, replace anticipated billings that we do not ultimately recognize or actually bill all such orders that have been received in such a short period. As a result, operating results in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could depress the price of our common stock.

Our secure mobility solution can be used to transmit personal information and other data in the ordinary course of business, which may subject us to governmental regulation and other legal obligations related to confidentiality and privacy. Privacy concerns, changes in such regulations and obligations, and our actual or perceived failure to comply with such obligations could harm our business.

Customers often use our secure mobility solution to transmit personal information and other sensitive data. There are numerous federal, state and local laws and policies around the world (such as the 1995 EU Data Protection Directive 95/46/EC via the U.S.-EU Safe Harbor program) regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other data, the scope of which are continuously evolving and developing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We are subject to terms of confidentiality with our customers and users. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is likely that, as our business grows and evolves and our software and services are used in a greater number of countries, we may become subject to laws and regulations in additional jurisdictions, which could increase our compliance costs, particularly as such laws, regulations and policies tend to change over time. Foreign data protection, privacy and other laws and regulations are often more restrictive than those in the United States. For example, a revision to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may include more stringent operational requirements for data processors and impose significant penalties for non-compliance. In addition, some countries are considering legislation requiring local storage and processing of data that could increase the cost and complexity of delivering certain of our services.

Similarly, there have been a number of recent legislative proposals in the United States, at both the federal and state levels, that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Furthermore, government agencies may seek to access sensitive information belonging or related to our customers or users. Laws and regulations relating to government access and restrictions are evolving, and compliance with such laws and regulations could limit adoption of our services by customers or users and create burdens on our business. Moreover, regulatory investigations into our compliance with privacy-related laws and regulations could increase our costs and divert management attention.

It is difficult to predict how existing laws and the new laws to which we may become subject will be applied to our business. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be required to implement new measures to remediate these issues. Any failure or perceived failure by us to comply with our confidentiality obligations to customers or users, or any unauthorized release of personal information, may result in civil or government enforcement actions or litigation and could cause our customers and users to lose trust in us, which could have an adverse effect on our business.

Our customers require us to maintain specified levels of service commitments, and network disruptions or other business interruptions could cause us to fail to meet these commitments and adversely impact our customer relationships as well as our overall business.

We provide our customers with access to the Good Secure Cloud, our network operating centers. Our operations rely on the efficient and uninterrupted operation of complex technology systems and networks. Some of our customers require us to contractually commit to maintain specified levels of customer service under service level agreements. In particular, because of the importance that users of mobile computing in general attach to the reliability of a mobile network, mobile operators are especially known for their rigorous service level requirements. Our service obligations with our customers often require us to maintain uptime of at least 99.5% for our Good Secure Cloud. Good Secure Cloud is vulnerable to damage or interruption from a variety of sources, including fire, earthquake, power loss, telecommunications or computer systems failure, cyber attack, human error, terrorist acts and war. There may also be system or network interruptions if new or upgraded systems are defective or not installed properly. In addition, poor performance in, or any additional interruptions of, the services that we deliver to our customers could delay market acceptance of our products and services and expose us to costs or potential liabilities. We have in the past had service level events necessitating issuance of credits to customers as a result of our inability to fulfill our obligations under service level agreements. If we are unable to meet our contractually committed service level obligations, we could be subject to fees, penalties and civil liabilities, as well as adverse reputational consequences. Failure to operate our Good Secure Cloud in a manner that meets the high service level expectations of our customers could result in harm to our brand and reputation, which could have a material adverse effect on our sales efforts and operating results.

We face intense competition that could reduce our billings and revenues and adversely affect our financial results.

The market for our products is highly competitive, and we expect competition to intensify in the future. This competition could result, and has resulted in the past, in reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, market share, any of which would seriously harm our business, operating results or financial condition. Competitive products and services may in the future have better performance, better features, lower prices and broader acceptance than our software and services, or embody new technologies, which could render our existing software and services obsolete or less attractive to customers.

Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Potential customers may prefer to purchase from their existing providers regardless of product performance or features. Our main competitors fall into four categories:

•	large diversified software vendors that have some product capability in mobile security and management and large existing customer bases, such as IBM, Microsoft and SAP;

•	IT security, management and virtualization vendors that have begun to extend their capabilities beyond the desktop to encompass mobile devices, such as Symantec, Citrix and VMware;

•	mobile device management and mobile application management vendors that offer a subset of the features of our overall solution, such as MobileIron; and

•	traditional providers of secure mobile email services integrated with devices, such as Blackberry.

In addition, our customers and target customers may develop their own solutions for secure mobility, rendering our solution less valuable or obsolete. Such competition could have a material adverse effect on our operating results and financial condition.

We expect increased competition from our current competitors as well as other established and emerging companies as the market for secure mobility solutions continues to develop and expand. Furthermore, our channel partners could market products and services that compete with our products and services. In addition, some of our competitors have made acquisitions or entered into strategic relationships with one another to offer a more comprehensive product than they had offered individually. For example, VMware acquired AirWatch, one of our competitors. This acquisition may allow VMware or AirWatch to sell its technology in combination with other technology in the form of new offerings to customers, which could drive some enterprises to seek out VMware as a potential vendor for the products we provide. We expect this trend of acquisitions and strategic partnerships among our competitors to continue as companies attempt to strengthen or maintain their market positions in a rapidly evolving industry and as companies enter into strategic relationships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, technology or product functionality. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller technology companies and consequently customers’ willingness to purchase products and services from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

Additionally, platforms for which we develop or on which we offer our applications, in particular our suite of collaboration applications, such as the iOS, Android and Windows Phone platforms, are owned by companies with significant resources that could decide to expand their feature sets with products or features comparable to what we currently offer, which could make our software and services less valuable or obsolete. For example, these companies could develop features and functionality that they integrate into their platforms natively and which could provide comparable features and functionality as our solution.

We may not be able to successfully anticipate or adapt to competition, changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our products, our business, operating results and financial condition could be materially and adversely affected.

Our strategy depends on our ability to enable application developers using our Good Dynamics secure mobility platform to distribute their applications through third-party channels, including the Apple, Google and Microsoft mobile application stores. If these companies deny application developers or us access or cause significant delays in the release of new and enhanced applications from application developers and us, our business and operating results could suffer.

Our business strategy depends on our ability to enable application developers, such as independent software vendors, using our Good Dynamics platform to distribute their applications through third-party channels, including the Apple, Google and Microsoft mobile application stores. Application store owners have control over the products and services made available through their channels and may choose to remove our applications or our partners’ applications from their stores, restrict functionality or delay application releases. Although we dedicate significant resources to ensure approval of our application releases, we cannot be assured of obtaining such approval in the future, or that providers of mobile operating systems will allow us to offer new products and features through their application stores. If we or our partners fail to maintain access to these mobile application stores, are required to restrict the functionality of our or their applications, have significant delays in releasing updated applications, or are otherwise unable to distribute applications through these channels, our ability to operate our business would be materially and adversely impacted.

Additionally, as new mobile devices are released and third-party mobile operating systems and mobile application download stores are developed, it is difficult to predict the problems that may be encountered in customizing applications for these alternative devices and channels, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, if we or our partners experience difficulties in the future in integrating our applications into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, or if we face increased costs to distribute our applications, our future growth, business and operating results could suffer. Furthermore, changes in these providers’ platforms could require us to make changes in our applications to ensure compatibility. If our applications or our partners’ applications cannot be made available through these third-party platforms, or the costs to make such applications available are increased substantially, our operating results and financial condition may be harmed.

If we are unable to attract new customers or to sell additional software and services to our existing customers, our revenue growth will be adversely affected, and our revenues could decline.

To increase our revenues, we must continually grow our customer base and increase the depth and breadth of the deployments of our software and services with our existing customers. In recent periods, we have been adding personnel, distributors and other resources to augment our sales organization and sales channels as we focus on growing our business, entering new geographic markets and increasing our market share. We expect to incur significant additional costs in expanding our sales and marketing, product development, professional services and customer support organizations, as well as costs associated with our international expansion and channel strategy, as we invest for future growth. The return on these and future investments may be lower, or may be realized more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the realization of any benefits related to these investments is delayed, our growth rates will decline and our operating results could be adversely affected.

Our business depends substantially on our customers renewing their term-based licenses and maintenance and support service agreements, and a decline in renewal rates could result in a material adverse effect on our operating results.

Today, most of our billings and revenues are derived from sales of our secure mobility solution, in particular our Good Collaboration Suite. We offer both term and perpetual licenses for our secure mobility solution, although a significant amount of our revenues from sales of our secure mobility solution, in particular, sales of our Good Collaboration Suite, consist of revenues from perpetual licenses. However, beginning in 2013, we began to experience a significant increase in the adoption of term licenses by new and existing customers, which has resulted in an increase in our recurring revenues. While our sales strategy focuses on the sale of term licenses to new customers and the conversion of existing customers from perpetual to term licenses in order to provide more predictability in our future results of operations, our customers have no obligation to enter into term licenses or renew their maintenance and support services after the expiration of the current term or service period. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer usage, pricing changes, customer satisfaction and general economic conditions. The loss of a substantial amount of renewals or a decline in our overall renewal rate could have a material adverse effect on our results of operations.

Failure to adequately expand our sales organization and channel partnerships to maintain our sales effectiveness will impede our growth.

We plan to continue to expand our sales organization and channel of third-party distribution and reseller partners, both domestically and internationally, in order to more effectively market and sell our secure mobility solution. Identifying and recruiting qualified personnel and training them in the use of our software and service offerings requires significant time, expense and attention. Our business may be adversely affected if our efforts to expand and train our sales organization and channel partners do not generate a corresponding increase in revenues. It generally takes approximately six months for a sales representative to become fully trained with respect to our products and tools. If we are unable to hire, develop and retain talented sales personnel or if new sales personnel or channel partners are unable to achieve desired productivity levels according to our forecast, we may not be able to realize the expected benefits of this investment or increase our revenues. For example, we experienced higher than expected turnover in our sales organization in the second quarter of 2013, which contributed to a decline in our billings growth rate and caused us to revise our forecast for the remainder of 2013 to account for the time it takes to train new hires.

If we fail to further develop and manage our distribution channels, our revenues could decline and our growth prospects could suffer.

We increasingly derive a significant portion of our revenues from sales of our software and services through channel partners, including value-added distributors, value-added resellers and managed-service providers. We also work with carrier partners that resell our secure mobility solution to their enterprise customers. Finally, we utilize partners as our primary channel to serve enterprises that have less than approximately $500 million in annual revenues and to augment our direct sales force in the U.S. and international markets. Resellers are also an important source of sales for us to customers in the U.S. public sector, such as government agencies.

We anticipate that we will continue to derive a substantial portion of our sales through channel partners and resellers, including parties with which we have only recently or not yet developed relationships. We expect that channel sales will represent most of our U.S. government and a substantial portion of our international sales for the foreseeable future, as well as a growing portion of our U.S. sales, especially with respect to sales to small- and medium-sized businesses. We may be unable to recruit additional channel partners and successfully expand our channel strategy. Additionally, our channel partners may fail to successfully market and sell our solutions, which may result in a failure to meet our operating plan. If we do not successfully execute our strategy to increase channel sales, particularly to further penetrate the mid-market, our growth prospects may be materially and adversely affected.

Our agreements with our channel partners are generally non-exclusive, and many of our channel partners may also have relationships with our competitors. If we do not invest an appropriate amount of resources to train and develop our channel partners or if our channel partners do not effectively market and sell our solution, or if they choose to place greater emphasis on products of their own or those offered by our competitors, or if they fail to meet the needs of our customers, our ability to grow our business and sell our solution may be adversely affected, particularly in the public sector, the mid-market and internationally. Similarly, the loss of a substantial number of our channel partners, which may cease marketing our software and services with limited or no notice and with little or no penalty, and any inability to timely replace them or recruit additional channel partners, or any reduction or delay in channel sales of our software and services or conflicts between channel sales and our direct sales strategy could materially and adversely affect our operating results. In addition, changes in the proportion of our revenues attributable to sales by channel partners, which involve different costs and risks than our direct sales, may cause our operating results to fluctuate from period to period.

If we are unable to grow and maintain our relationships with certain third parties, including operating system vendors, original equipment manufacturers, platform providers and cellular network carriers, our business will suffer.

In order for our products to interoperate with leading mobile devices and networks, we are required to work closely with certain operating system vendors, original equipment manufacturers, platform providers and cellular network carriers in product validation, marketing, selling and support. If we are not able to work successfully with these third parties, or grow and maintain our relationships with them, our business and operating results will suffer. In addition, we have benefited from these third parties’ brand recognition, reputation and customer bases. Any losses or shifts in the market position of these third parties in general could disrupt these relationships, result in customer losses, or require us to identify or transition to other manufacturers, vendors, platform providers or carriers, any of which would negatively impact our ability to sell our solution to our existing customers and reach potential customers, which would harm our business.

If our customers experience security breaches related to their data, our reputation and business could be harmed.

While we believe that the proliferation of mobile devices and applications is generating a significant opportunity in mobile computing, enterprises and governments will not employ a mobility strategy within their organizations if it means compromising the security and compliance of their IT systems and infrastructure. Security breaches could expose our customers and us to a risk of data loss, which could result in potential liability and litigation. If we fail to identify and respond to new and increasingly complex methods of attack and update our solution to detect or prevent such threats and protect our customers’ data, our business and reputation will suffer.

In addition, an actual or perceived security breach or theft of our customers’ data, regardless of whether the breach is attributable to the failure of our software or services, could adversely affect the market’s perception of us and secure mobility in general. We cannot assure you that our software and services will be free of defects or vulnerabilities, and even if we discover these weaknesses, we may not be able to immediately correct them, if at all. Our customers may also misuse our software and services, or third-party devices or applications (including those of independent software vendors in our ecosystem), which could result in a breach or theft of business data.

Our customers, reputation and business may be harmed by security breaches of our network systems.

Unauthorized individuals, or attackers, may attempt to penetrate our network. We could be required to expend significant capital and resources to protect against, or to alleviate, problems caused by attackers. We also may not have a timely remedy against an attacker that is able to compromise our network security, resulting in disruptions and delays in providing our software and services to our customers. Any compromise of our systems or security as a result of purposeful security breaches or the inadvertent transmission of computer viruses could adversely affect our business, customers and reputation.

Real or perceived errors, failures or bugs in our software and services could impact our reputation, and as a result, adversely affect our operating results and growth prospects.

Because the technology that we develop for our software and services is complex, undetected errors, failures or bugs may occur, especially when new versions or updates of our software are released. Deployment of our software and services into complicated environments may also expose any previously undetected errors, failures or bugs in our solution despite testing by us. Any downtime in our service, for example disruptions in our Good Secure Cloud, due to correcting such errors, failures or bugs, may also cause customer dissatisfaction. Similarly, because we routinely develop and market new productivity applications, whether as part of our Good

Collaboration Suite or otherwise, such applications may also contain undetected errors, failures or bugs. Real or perceived errors, failures or bugs, including installation errors or policies established by our customers, could result in negative publicity, loss of or delay in market acceptance, loss of competitive position or claims by customers for damages. In such an event, we may be required, or may choose for customer relations or other reasons, to expend additional resources in order to correct the problem. In addition, if an actual or perceived failure of our software or services occurs in a customer’s deployment, regardless of whether the failure is attributable to our software or services, the market perception of the effectiveness of our solution could be adversely affected. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays or cessation of sales, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

Sales to and support of large customers may require longer lead times and greater customer support, which can strain our resources.

The lead time for sales to large customers is generally longer than that for smaller customers, which requires that our sales team devote more time and effort to make such sales. Supporting large customers could also require us to devote significant development services and support personnel and strain our personnel resources and infrastructure, particularly if such customers require rapid deployment. If we are not able to devote adequate resources to make these sales and support these customers, our revenues may not grow or may decline, adversely impacting our operating results and financial condition.

Many of our large customers, as well as some of our smaller customers, have very complex IT systems, mobile environments, data privacy and security requirements that may require specific features or functions unique to that particular business, which increase our upfront investment in sales and marketing efforts, as well as professional services and customer care. If we are not able to meet our customers’ requirements or demonstrate the scalability of our solution, these efforts may not result in an actual sale. Even if these sales efforts are successful, the revenues we receive from these customers may not be sufficient to offset these upfront investments. If prospective customers require specific features or functions that we do not offer, then the market for our solutions will be more limited and our business could suffer. If we are unable to support the needs of our customers on their schedules or demonstrate the scalability of our solution, these customers may not further expand their usage of our solution in their organization, may seek to terminate their relationship with us, or may renew on less favorable terms. If any of these were to occur, our revenues may decline and our operating results could be adversely affected. Further, the implementation and continuing maintenance of our solution require our customers’ cooperation. If our customers do not allocate sufficient internal resources to these efforts, our software may not be implemented successfully, resulting in dissatisfied customers and harm to our reputation.

Our ability to sell our solution is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our business and operating results.

Once our solution is deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our software and services. As a result, high-quality support is critical for the successful marketing and sale of our software and services, including the renewal of term-based license agreements and service agreements. If we do not assist our customers in deploying our software products effectively, succeed in helping our customers resolve post-deployment issues quickly, or provide ongoing support, our existing customers may not renew their license or maintenance and support agreements with us or buy additional software and services from us. Furthermore, our failure to provide our existing customers with high-quality support could harm our reputation with potential customers. Our service organization has recently expanded substantially to address the concerns of our customers. If we fail to manage these resources correctly, our business will suffer. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Our failure to maintain high-quality support and services could have a material adverse effect on our business and operating results.

We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results.

We have in the past and intend to continue to address the need to develop new products and enhance our existing software and services through acquisitions of other companies, product lines, technologies and personnel. For example, in March 2014, we acquired BoxTone Inc., a provider of mobile service management and mobile device management technology, in May 2014, we acquired Fixmo, Inc., a provider of mobile device integrity and security solutions, and in October 2014, we acquired Macheen, Inc., a provider of split-billing technology. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, systems, technologies, products and personnel of the acquired companies;

•	diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	potential difficulties in completing projects associated with research and development of the acquired business;

•	difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	insufficient revenues to offset increased expenses associated with acquisitions; and

•	the potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after the announcement of our acquisition plans.

Acquisitions have in the past and may also in the future cause us to:

•	issue capital stock that would dilute our current stockholders’ percentage ownership;

•	use significant portions of our cash;

•	assume liabilities or incur debt;

•	record goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur tax expenses related to the effect of acquisitions;

•	incur large restructuring and other related expenses; and

•	become subject to intellectual property or other litigation.

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions will be successful. Even if we announce a potential acquisition, there can be no assurance that we will be able to successfully complete the acquisition in a timely manner or at all. Acquisitions may also not result in the benefits to our business that we expect. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will identify all possible issues that might arise.

From time to time, we have made acquisitions that resulted in accounting charges in an individual quarter. These charges may occur in any particular quarter, resulting in variability in our quarterly operating results.

Our future performance depends in part on support from our partner ecosystem of independent software vendors, system integrators and other third-party software developers.

We depend on our partner ecosystem of independent software vendors, system integrators and other third-party software vendors to create applications that will integrate with our Good Dynamics secure mobility platform. This presents certain risks to our business, including:

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we cannot provide any assurance that these applications meet the same quality standards that we apply to our own development efforts, and to the extent they contain bugs or defects, they may create disruptions in our customers’ use of our software or negatively affect our brand;

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we do not currently provide support for software applications developed by our partner ecosystem, and users may be left without support and potentially cease using our Good Dynamics platform if these independent software vendors, system integrators and other third-party software developers do not provide adequate support for these applications;

•	these independent software vendors, system integrators and third-party software developers may not possess the appropriate intellectual property rights to develop and share their applications; and

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some of these independent software vendors, system integrators and third-party software developers may use the insight they gain from using our software and from documentation publicly available to develop competing products or product features.

Many of these risks are not within our control to prevent, and our brand may be damaged if these applications do not perform to our customers’ satisfaction and that dissatisfaction is attributed to us.

Adverse economic conditions may adversely impact our business.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. The global financial recession resulted in a significant weakening of the economy in the United States and Europe, in particular, more limited availability of credit, a reduction in business confidence and activity, deficit-driven austerity measures, and budgetary challenges that continue to impact enterprises and governments. In particular, our business in Europe continues to be adversely affected by weakness in current economic conditions. If economic conditions in the United States, Europe and other key markets for our products continue to remain uncertain or deteriorate further, many customers may delay or reduce their IT spending. This could result in reductions in sales of our solution, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events would likely harm our business, operating results and financial condition. In addition, there can be no assurance that IT spending levels will increase following any sustained recovery.

If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

We believe that maintaining and enhancing the “Good” brand identity is critical to our relationships with our customers and independent software vendors and to our ability to attract new customers. The successful promotion of our brand will depend largely upon our marketing efforts, our ability to continue to offer a high-quality solution and our ability to successfully differentiate our solution from those of our competitors. While we intend to increase our investment in marketing our brand, our brand promotion activities may not be successful or yield increased revenues. In addition, independent industry analysts often provide reviews of our product, as well as those of our competitors, and perception of our products in the marketplace may be significantly influenced by these reviews. If these reviews are inaccurate, negative, or less positive as compared to those of our competitors’ products and services, or if industry analysts fail to publish reports that include our software and services, our brand may be adversely affected. In addition, competitors may disseminate misinformation about us or our products, and we will need to expend resources to defend against such misinformation to protect our brand.

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our intellectual property rights entails significant expenses. Any of our patent rights, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patents, and any patents issued in the future, may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted at all. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that our patents will later be enforceable. We cannot be certain that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our software or technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States (including the America Invents Act) and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We also rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We have in the past initiated and may in the future continue to initiate claims and litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. For example, we recently filed complaints against two of our competitors alleging patent infringement and settled similar litigation with a third competitor. We are also litigating patent infringement claims with other third parties. Litigation puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We incur significant expenses in pursuing this litigation. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not it is resolved in our favor, could result in significant additional expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results, financial condition and cash flows.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. We may receive notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to our market. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products and may be unable to compete effectively. Any of these results would adversely affect our business, operating results, financial condition and cash flows.

We rely on the availability of third-party licenses.

Certain aspects of our solution include or are developed using software or other intellectual property licensed from third parties. As such, we are dependent on the availability of developer licenses from third parties such as operating system vendors to develop our solution. It may be necessary in the future to renew existing licenses or seek new licenses for various aspects of our solution. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our solution and may have a material adverse effect on our business, operating results and financial condition. Moreover, the inclusion in our solution of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our solution from those of our competitors.

During the years ended December 31, 2012, 2013 and 2014, we derived a significant portion of our revenues from a small number of customers, and we do not expect to receive a significant amount of new revenues from these customers in the future.

For the year ended December 31, 2012, RIM, LG Electronics and AT&T (formerly Cingular Wireless) accounted for 16.8%, 14.1% and 9.6% of our total revenues, respectively. For the year ended December 31, 2013, RIM and AT&T accounted for 12.2% and 9.6% of our total revenues, respectively. For the year ended December 31, 2014, RIM and AT&T accounted for 9.2% and 9.0% of our total revenues, respectively. We do not expect to derive a significant portion of new revenues from these customers in the future. Revenues from RIM represent the amortization of the $267.5 million license payment that we received from RIM in 2009, which we will continue to amortize through July 2019. Revenues from LG Electronics represent sales of our legacy consumer product, which we are no longer actively marketing and selling. If we are not successful in replacing the revenues we receive from these customers with revenues from customers of our secure mobility solution, our revenues may decrease, which could have a material adverse effect on our business, operating results and financial condition.

Some aspects of our solution incorporate “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some aspects of our solution incorporate open source software, and we expect to continue to incorporate open source software in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our solution may be uncertain. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer those components of our solution that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of those components of our solution that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of these components. In addition, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming infringement due to the inclusion of certain open source software in various components of our solution. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our solution.

Our international sales and operations subject us to additional risks that may materially and adversely affect our business and operating results.

We market and sell our products throughout the world and have personnel in many parts of the world. In addition, we conduct, and expect to continue to conduct, a significant amount of our business with companies that are located outside the United States. Our international operations subject us to a variety of risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	longer payment cycles and difficulties in collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•	increased financial accounting and reporting burdens and complexities;

•	general economic conditions in each country or region;

•	increased reliance on our channel partners to sell our software and services;

•	credit risk of our channel partners and customers;

•	compliance with foreign laws and regulations, in particular, laws and regulations relating to privacy, and the risks and costs of non-compliance with such laws and regulations;

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compliance with laws and regulations for foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

•	fluctuations in currency exchange rates and related effect on our operating results;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions and overlapping of different tax regimes.

Any of these risks could adversely affect our international operations, reduce our international revenues, or increase our operating costs, any of which would adversely affect our business, operating results and financial condition and growth prospects.

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks.

While historically only an insignificant portion of our revenues has been attributed to the sale of our software and services to U.S. and foreign government entities, we are increasing our sales and marketing efforts in this market. Selling to government entities can be highly competitive, expensive and time consuming, and often requires significant upfront time and expense without any assurance that such investment will result in a sale. Certain government entities, such as intelligence and law enforcement agencies, may have more stringent and lengthy product evaluation and security requirements than customers in the commercial sector. Government demand and payment for our software and services may be impacted by public sector budgetary cycles and funding authorizations, particularly in light of U.S. budgetary challenges and concerns regarding the federal government budget sequestration, with funding reductions or delays adversely affecting U.S. public sector demand for our software and services. Furthermore, foreign government challenges and concerns related to data privacy and protection may adversely affect foreign public sector demand for our software and services.

Most of our sales to government entities have been indirect through our resellers. Government entities may have contractual or other legal rights to terminate contracts with our resellers for convenience or due to a default, and any such termination may adversely impact our future operating results.

Factors that could also impede our ability to maintain or increase the amount of revenues derived from government customers include:

•	changes in fiscal or contracting policies;

•	changes in government programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	failure to comply with laws and regulations relating to the formation, administration and performance of contracts with government entities;

•	potential delays or changes in the government appropriations or other funding authorization processes;

•	delays in payment by government payment offices; and

•	need to comply with pricing requirements for government sales.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our software and services in the future or otherwise have an adverse effect on our business, operating results, financial condition and cash flows.

Governmental regulations affecting the import or export of products or affecting products containing encryption capabilities could negatively affect our revenues.

U.S. and various foreign governments have or may impose controls, export license requirements and restrictions on the import or export of some technologies, including encryption technology. In addition, from time to time, governmental agencies have proposed varying additional regulation of encryption technology, such as requiring certification, notifications, review of source code, or the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for sales of our solution or make required filings, could harm our international and domestic sales and adversely affect our revenues. Complying with such regulations could also require us to devote additional research and development resources to change our software or services or alter the methods by which we make them available, which could be costly. In addition, failure to comply with such regulations could result in penalties, costs and restrictions on import or export privileges or adversely affect sales to government agencies or government funded projects.

If poor advice or misinformation is spread through our online communities, our customers who implement such advice may experience unsatisfactory results from using our solution, which could adversely affect our reputation and our ability to grow our business.

Our online communities provide us with a network of active users and developers who promote the usage of our solution and provide technical support to one another. We do not review or test the information that these users and developers, who are not our employees, provide in these online communities to ensure its accuracy or efficacy in resolving technical issues. Therefore, we cannot guarantee that all information provided in our online communities is accurate or that it will not adversely affect the performance of our solution. Furthermore, users who post such information may not have adequate rights to the information to share it publicly, and we could be the subject of intellectual property claims based on our hosting of such information. If poor advice or misinformation is spread among members of our online communities, our customers may experience unsatisfactory results from using our solution, which could adversely affect our reputation and our ability to grow our business.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our 5% senior secured notes due 2017, or the Senior Notes.

As of December 31, 2014, we had $80.0 million of total debt outstanding, comprised of our Senior Notes issued on September 30, 2014.

Our substantial level of indebtedness could have significant effects on our business, including the following:

•	it may be more difficult for us to satisfy our financial obligations, including with respect to the Senior Notes;

•	our ability to obtain additional financing for working capital, capital expenditures, strategic acquisitions or general corporate purposes may be impaired;

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we must use a substantial portion of our cash flow from operations to pay interest on the Senior Notes and our other indebtedness, which will reduce the funds available to use for operations and other purposes;

•	our ability to fund an offer to repurchase the Senior Notes in connection with certain change of control transactions may be limited;

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if we are unable to consummate a firmly underwritten registered public offering of our common stock that results in aggregate gross proceeds to us of at least $75.0 million prior to March 1, 2016, our ability to fund an offer to repurchase the Senior Notes as required under the indenture governing the Senior Notes may be limited;

•	our substantial level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our substantial level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

We expect to obtain the funds to pay our expenses and to repay our indebtedness primarily from our operations. Our ability to meet our expenses and make these payments therefore depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, and our currently anticipated growth in revenue and cash flow, if any, may not be realized, either or both of which could result in our being unable to repay indebtedness, including the Senior Notes, or to fund other liquidity needs. If we do not have enough funds, we may be required to refinance all or part of our existing debt, sell assets or borrow more funds, which we may not be able to accomplish on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

The terms of our Senior Notes contain certain provisions that, if triggered, would require us to repurchase the Senior Notes, which, in light of our continuing net losses, outstanding debt and contractual obligations and current operating plans, could adversely affect our liquidity and financial condition and cause us to undertake actions to enable us to support our liquidity needs and continue our business plans.

We have incurred significant losses since our inception and believe that we will continue to incur losses into at least 2015, which will have a negative impact on cash flow from operations. As of December 31, 2014, we also had significant outstanding debt and contractual obligations related to operating leases. In September 2014, we entered into a purchase agreement relating to the sale of $80.0 million principal amount of Senior Notes, which are outstanding as of December 31, 2014 and are due October 1, 2017, together with a 15% premium.

If we are unsuccessful in generating significant positive cash flows prior to October 1, 2017, we may have to utilize some or all of the proceeds from our initial public offering to repay the Senior Notes at that time.

Pursuant to the terms of the indenture governing the Senior Notes, if we do not consummate a firmly underwritten registered public offering of our common stock with aggregate gross proceeds to us of at least $75.0 million prior to March 1, 2016, the holders of the Senior Notes have the right to require us to immediately repurchase the Senior Notes, in whole or in part, at a repurchase price of 110% of the principal amount of Senior Notes plus accrued and unpaid interest.

In addition, if we undergo a change of control, as defined in the indenture governing the Senior Notes, the holders of the Senior Notes have the right to require us to repurchase their Senior Notes, in whole or in part, at the repurchase prices specified in the indenture governing the Senior Notes, plus accrued and unpaid interest.

Should either of these events occur, we do not expect to be able to repurchase the Senior Notes without issuing additional debt or equity securities through public or private financings. If we are unable to issue additional debt or equity securities, we may be required to refinance all or part of the existing debt, sell assets or borrow more funds, which we may not be able to accomplish on terms acceptable to us, or at all.

Our ability to satisfy our total liabilities, including the Senior Notes, and to continue as a going concern is dependent upon either the successful completion of our planned initial public offering or the timely availability of other long-term financing. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

We believe our available financial resources are sufficient to fund our working capital and other capital requirements through December 31, 2015. Our current operating plan for 2015 contemplates significant improvement in our net cash flows, resulting from sales growth in existing and new products and reduced operating expenses compared to prior periods. In an effort to reduce 2015 operating expenses, we implemented a plan in January 2015 and reduced the number of our employee positions by approximately 15%. Our operations require careful management of cash and working capital balances. Our liquidity is affected by many factors including, among others, fluctuations in revenues, gross profit and operating expenses, as well as changes in operating assets and liabilities. We may need additional funds to support working capital requirements and operating expenses, or for other requirements.

There can be no assurance that we will be successful in executing our business plan, maintaining our existing customer base or achieving profitability. The triggering of the requirement of us to repurchase the Senior Notes or our failure to generate sufficient revenues, achieve planned gross margins, control operating costs, generate positive cash flows or raise sufficient additional funds may require us to modify, delay or abandon some of our planned future expansion or expenditures, which could have a material adverse effect on our business, operating results, financial condition and ability to achieve our intended business objectives, and therefore, we could be forced to curtail our operations, which would have a material adverse effect on our ability to continue with our business plans.

If we are unable to raise additional financing, or if other expected sources of funding are delayed or not received, we would take the following actions as early as the third quarter of 2015 to support our liquidity needs through the remainder of 2015 and into 2016:

•

effect significant headcount reductions in the United States, EMEA and in APAC, particularly with respect to engineering employees, general and administrative employees and other employees not connected to critical or contracted activities;

•	shift our focus to existing products and customers with significant reduced investment in new products and commercial development efforts;

•	reduce our expenditures for third-party contractors, including consultants, professional advisors and other vendors; and

•	reduce or delay uncommitted capital expenditures.

Implementing this contingency plan could have a material negative impact on our ability to continue our business as currently contemplated, including, without limitation, delays or failures in our ability to:

•	achieve planned product sales;

•	develop and commercialize products within planned timelines or at planned scales; and

•	continue other core activities.

Furthermore, any inability to scale-back operations as necessary, and any unexpected liquidity needs, could create pressure to implement more severe measures. Such measures could have a material adverse effect on our ability to meet contractual requirements and increase the severity of the consequences described above.

Despite our current indebtedness level, we and any of our existing or future subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

We and any of our existing and future subsidiaries may be able to incur substantial additional indebtedness in the future. Although the terms of the indenture governing the Senior Notes contain limitations on our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions. In addition, if we consummate a firmly underwritten registered public offering of our common stock that results in aggregate gross proceeds to us of at least $75.0 million prior to March 1, 2016, we may be permitted to incur a significant amount of additional indebtedness that is secured by liens that have priority over the liens securing the Senior Notes and the guarantees. If new debt is added to our or any of our subsidiaries’ current debt levels, the related risks that we now face could be exacerbated.

The indenture governing the Senior Notes imposes significant operating and financial restrictions on us, which may prevent us from pursuing certain business opportunities and taking certain actions.

The indenture governing the Senior Notes imposes, and future debt agreements may impose, operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends, redeem subordinated debt or make other restricted payments, including restricted investments;

•	grant or permit certain liens on our assets;

•	merge, consolidate or transfer substantially all of our assets;

•

prior to a firmly underwritten registered public offering of our common stock that results in aggregate gross proceeds to us of at least $75.0 million, incur dividend or other payment restrictions affecting certain of our subsidiaries;

•	transfer, sell or acquire assets, including capital stock of our subsidiaries; and

•	change the business we conduct.

In addition, the indenture governing the Senior Notes prohibits us from using our intellectual property to secure indebtedness.

These covenants could adversely affect our ability to finance our future operations or capital needs, withstand a future downturn in our business or the economy in general, engage in business activities, including future opportunities that may be in our interest, and plan for or react to market conditions or otherwise execute our business strategies. A breach of any of these covenants could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders or holders of such indebtedness could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the indenture governing the Senior Notes. There is no guarantee that we would be able to satisfy our obligations if any of our indebtedness is accelerated.

The Senior Notes are secured by substantially all of our assets and the assets of certain of our subsidiaries, other than intellectual property rights.

We have pledged substantially all of our assets and the assets of certain of our subsidiaries, other than intellectual property rights, as collateral under the Senior Notes. In the event of default with respect to the Senior Notes, the requisite holders of the Senior Notes under the indenture governing the Senior Notes could declare all the Senior Notes then outstanding to be due and payable immediately. If we are unable to pay such amounts, the holders of the Senior Notes may proceed against the collateral granted to them to secure the Senior Notes. The proceeds of any sale of collateral securing the Senior Notes following an event of default may not be sufficient to satisfy, and may be substantially less than, amounts due on the Senior Notes, and the holders of the Senior Notes (to the extent not repaid from the proceeds of the sale of the collateral) would have an unsecured claim against our remaining assets.

Our business is subject to the risks of earthquakes, fire, floods, other natural catastrophic events and man-made problems such as power disruptions or terrorism.

A significant natural disaster, such as an earthquake, tsunami, fire or a flood, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. Our corporate headquarters and our Good Secure Cloud network operations centers are located in Santa Clara, California and Seattle, Washington. These regions are known for seismic or volcanic activity. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenues, customers in that region may delay or forego purchases of our software and services, which may materially and adversely impact our operating results for a particular period. In addition, acts of terrorism could cause disruptions in our business or the business of our partners, customers or the economy as a whole. All of the aforementioned risks may be augmented if our disaster recovery plans prove to be inadequate. To the extent that any of the above results in delays or cancellations of customer orders, our business, financial condition and operating results would be adversely affected.

Tax provision changes, the adoption of new tax legislation or exposure to additional tax liabilities could materially impact our financial position and results of operations.

We are subject to income and other taxes in the United States and numerous foreign jurisdictions, including jurisdictions where we have regional offices, which, as of December 31, 2014, included Australia, Canada, China, France, Germany, Italy, Japan, South Korea and the United Kingdom. Our tax liabilities are affected by the amounts we charge for services, licenses, funding and other items in intercompany transactions. We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. In addition, tax authorities could review our transactions or tax returns and assert, in addition to the above, various withholding requirements apply to us or our subsidiaries or that benefits of tax treaties are not available to us or our subsidiaries. We regularly assess the likely outcomes of these tax positions in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. In addition, our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent on our ability to generate future taxable income in the United States. In addition, proposals for tax legislation including increased tax rates, new tax laws or revised interpretations in the jurisdictions in which we operate, primarily the United States, if adopted, could adversely impact our financial position and results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

We could be subject to additional tax liabilities.

We are subject to federal, state, local and sales taxes in the United States and foreign taxes and value-added taxes in numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes, sales taxes and value-added taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations and our ability to generate future taxable income.

At December 31, 2014, we had net operating loss carry forwards for federal income tax purposes of $494.2 million, which will begin to expire in 2018, and federal tax credits of $9.0 million, which will begin to expire in 2015. Additionally, we had net operating loss carry forwards for state income tax purposes of $310.8 million, which will begin to expire in 2015, and other state tax credits of $10.1 million, which will not expire.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. If our existing NOLs are subject to limitations arising from previous ownership changes or future ownerships changes, including but not limited to this offering, our ability to utilize NOLs could be limited by Section 382 of the Code. While we do not believe that we have experienced, or will experience in connection with this offering, an ownership change that would result in such a limitation, regulatory changes, such as suspensions on the use of NOLs, could result in the expiration of our NOLs or otherwise cause them to be unavailable to offset future income tax liabilities.

In addition, the realization of these net operating loss and tax credit carry forwards are dependent on our ability to generate sufficient taxable income before their expiration, which, since 2009, we have not done.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

We do not collect sales, use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements to collect may adversely affect our financial results. State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our products in various jurisdictions may differ from our current position. Further, these jurisdictions’ rules regarding tax nexus and the applicability of these taxes to our products are complex and vary significantly. As a result, we could face the possibility of tax audits and assessments, and our liability for these taxes and associated interest and penalties could exceed our original estimates. A successful assertion that we should be collecting or accruing sales, use, value-added or other taxes in those jurisdictions where we are not currently doing so, could result in substantial tax liabilities and associated interest and penalties, which could materially impact our financial position and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally, accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the Securities Exchange Commission, or SEC, and other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Any such change could have a significant effect on our reported financial results.

If our estimates relating to our critical accounting policies are based on assumptions or judgments that change or prove to be incorrect, our operating results could change materially.

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates, assumptions and judgments that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from those in our assumptions, our operating results may be adversely affected. Significant estimates, assumptions and judgments used in preparing our consolidated financial statements include those related to revenue recognition, including the term over which we recognize perpetual license revenues, deferred sales commissions, fair value of assets acquired and liabilities assumed in business combinations, impairment of goodwill and intangible assets and other long-lived assets, provision for income taxes and the fair value of stock options issued.

The requirements of being a public company may strain our systems and resources, divert management’s attention and be costly.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, and the rules and regulations of The NASDAQ Stock Market. Compliance with the requirements of these rules and regulations will increase our legal, accounting and finance costs, will make some activities more difficult, time-consuming and costly, and may also place undue strain on our personnel, systems and resources.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain internal control over financial reporting and disclosure controls and procedures. We are continuing the costly process of implementing and testing our systems to report our results as a public company, to continue to manage our growth and to implement internal control over financial reporting. We will be required to implement and maintain various other control and business systems related to our equity, finance, treasury, information technology, other recordkeeping systems and other operations. As a result of this implementation and maintenance, management’s attention may be diverted from other business concerns, which could adversely affect our business. Furthermore, we rely on third-party software and system providers for ensuring our reporting obligations and the effectiveness of certain of our internal controls, and to the extent these third parties fail to provide adequate service, including as a result of any inability to scale to handle our growth and the imposition of these increased reporting and internal controls and procedures, we could incur material costs for upgrading or switching systems, and our business could be materially affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

In addition, we expect these laws, rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain appropriate levels of coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the time and resources of our management and adversely affect our business and operating results.

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, environmental laws, anti-bribery laws, privacy laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States, and may continue to evolve, resulting in higher compliance costs for us. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could further harm our business, operating results and financial condition.

Risks related to this offering and ownership of our common stock

There has been no prior market for our common stock and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable, which could adversely affect your ability to sell your shares and could depress the market price of our common stock.

Our stock price may be volatile and may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	announcements by us or our competitors of significant technical innovations, acquisitions, customer wins, strategic partnerships, joint ventures or capital commitments;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•

changes in operating performance and stock market valuations of software or other technology companies, or those in our industry, including mobile device and operating system manufacturers, in particular;

•	price and volume fluctuations in the trading of our common stock and in the overall stock market, including as a result of trends in the economy as a whole;

•	announcements by us with regard to the effectiveness of our internal controls and our ability to accurately report financial results;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business our industry;

•	lawsuits threatened or filed by or against us;

•	changes in key personnel; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business or industry, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

As a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing as soon as our annual report covering the year ending December 31, 2016. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if material weaknesses exist.

In addition, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. If we are unable to comply with the requirements of Section 404 in a timely manner, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which would require additional financial and management resources. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

Implementing any appropriate changes to our internal control over financial reporting may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon operating results, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. In addition, the indenture governing our Senior Notes restricts our ability to pay dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations, invest in new products and service our existing debt could reduce our ability to compete, harm our business and cause us to take actions to support our liquidity needs.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. The holders of our Senior Notes have priority over the holders of common stock and if we engage in additional debt financings, the holders of the additional debt securities would also have priority over the holders of common stock. We may also be required to accept terms that further restrict our ability to incur additional indebtedness, and take other actions that would otherwise be in the interests of the stockholders and force us to maintain specified liquidity or other ratios, any of which could harm our business, operating results and financial condition.

If we are unable to raise additional financing, or if other expected sources of funding are delayed or not received, we would need to take further actions to support our liquidity needs. See the risk factor entitled “The terms of our Senior Notes contain certain provisions that, if triggered, would require us to repurchase the Senior Notes, which, in light of our continuing net losses, outstanding debt and contractual obligations and current operating plans, could adversely affect our liquidity and financial condition and cause us to undertake actions to enable us to support our liquidity needs and continue our business plans.” for more information.

Furthermore, any unexpected liquidity needs could create pressure to implement more severe measures. Such measures could have a material adverse effect on our ability to meet contractual requirements and increase the severity of the consequences to our business, operating results and financial condition.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own approximately     % of our outstanding common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Substantial future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

The market price for our common stock could decline as a result of the sale of substantial amounts of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Based on 219,119,190 shares outstanding as of December 31, 2014 (which excludes the exercise of the Net Exercise Warrant), upon completion of this offering, we will have outstanding approximately              shares of common stock, approximately              of which are subject to the 180-day contractual lock-up more fully described in “Underwriters.” J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. may permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After this offering, holders of an aggregate of 148,171,622 shares of our common stock as of December 31, 2014, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Substantially all of these shares are subject to the 180-day contractual lock-up referred to above.

In addition, the shares of common stock subject to outstanding options under our equity incentive plans, the shares reserved for future issuance under our equity incentive plans and shares issuable upon exercise of our outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

If a substantial number of shares are sold, or if it is perceived that they will be sold, in the public market, before or after the expiration of the 180-day contractual lock-up period, the trading price of our common stock could decline substantially.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us in certain circumstances.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering of $         per share as of December 31, 2014, based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of any warrant, upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other businesses, products and technologies. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens. If we take advantage of any of these reduced reporting burdens in future filings, the information that we provide our security holders may be different than you might receive from other public companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward looking statements. Forward-looking statements include information concerning:

•	our financial performance, including our revenues, cost of revenues, operating expenses, ability to generate positive cash flow and ability to attain and sustain profitability;

•	our liquidity, capital resources and ability to raise additional capital;

•	our business plan and our ability to effectively manage our growth;

•	our ability to attract and retain customers;

•	our ability to drive increased use cases for our software with new and existing customers;

•	our ability to extend our leadership position in secure mobility and mobile applications;

•	our ability to increase the development by customers, partners and third-party developers of applications for our Good Dynamics platform;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to adapt to changing market conditions;

•	our expectations regarding the expansion and use of mobile computing in businesses and by their employees, suppliers and customers;

•	our ability to develop new products and services and bring them to market in a timely manner;

•	our ability to successfully market and expand adoption of new applications, products, and services;

•	our ability to manage our international operations and to enter new markets internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	the effects of seasonal trends on our results of operations;

•	our expectations concerning relationships with third parties, including channel partners, resellers, and logistics providers;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to service our indebtedness;

•	our ability to maintain, protect, and enhance our brand and intellectual property; and

•	future acquisitions of, or investments in, complementary companies, products, services, or technologies.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing market. New risks emerge from time-to-time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward looking statements. We undertake no obligation to update publicly any forward looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity and performance, as well as other events and circumstances may be materially different from what we expect.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, including Cisco’s Visual Networking Index, Gartner, Inc., or Gartner, and International Data Corporation, or IDC, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner Reports described herein, or the Gartner Reports, represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

The sources of industry and market data contained in this prospectus are listed below:

(1)	Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2014-2019, February 2015

(2)	Dimensional Research and Check Point Software Technologies Ltd.: The Impact of Mobile Devices on Information Security: A Survey of IT and Security Professionals, October 2014

(3)	Gartner’s “Magic Quadrant for Mobile Device Management Software” (Authors: Phillip Redman, John Girard, Leif-Olof Wallin, Publication date: 13 April 2011)

(4)	Gartner’s “Magic Quadrant for Mobile Device Management Software” (Authors: Phillip Redman, John Girard, Monica Basso, Publication date: 17 May 2012, revised 21 June 2012)

(5)	Gartner’s “Magic Quadrant for Mobile Device Management Software” (Authors: Phillip Redman, John Girard, Terrence Cosgrove, Monica Basso, Publication date: 23 May 2013)

(6)	Gartner’s “Magic Quadrant for Enterprise Mobility Management Suites” (Authors: Terrence Cosgrove, Rob Smith, Chris Silva, Bryan Taylor, John Girard, Monica Basso, Publication date: 3 June 2014)

(7)	Gartner’s “Bring Your Own Device: The Results and the Future” (Author: David A. Willis, Publication date: 5 May 2014)

(8)	IDC Worldwide Business Use Smartphone 2014-2018 Forecast Update, Doc #252893, December 2014

(9)	IDC: “Mind the Gap!” Why LoBsters, Marketers, and Corporate Digital Folk Are Different From IT Professionals, Doc # Q04W, April 2014

(10)	IDC Worldwide Semiannual Software Tracker, 2014H1, November 2014

(11)	IDC: “Finding Success in the New IoT Ecosystem: Market to Reach $3.04 Trillion and 30 Billion Connected “Things” in 2020, IDC Says,” November 2014

(12)	IDC: Worldwide Mobile Enterprise Applications 2014-2018 Forecast and Analysis, Doc #251433, October 2014

(13)	IDC: Worldwide and U.S. Mobile Life-Cycle Management Services 2014-2018 Forecast: The Basis of Competition Is Changing, Doc #251439, September 2014

(14)	IDC: Worldwide Mobile Enterprise Security Software 2014-2018 Forecast and Analysis, Doc #249434, June 2014

(15)	IDC: Worldwide Enterprise Mobility Management Software 2014-2018 Forecast and 2013 Vendor Shares, Doc #252063, October 2014

(16)	IDC: Worldwide Quarterly PC Tracker, 2014 Q4, January 2015

(17)	IDC: Worldwide and U.S. Tablet Plus 2-in-1 2014-2018 Forecast Update: December 2014, Doc #253099, December 2014

(18)	PwC: Managing cyber risks in an interconnected world—Key findings from The Global State of Information Security Survey 2015, September 30, 2014

(19)	PwC: 2014 Global Economic Crime Survey—Economic crime: A threat to business globally, 2014

Use of proceeds

We estimate that the net proceeds from our sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $             million or $             million if the underwriters’ over-allotment option is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million in the number of shares of common stock offered would increase (decrease) the net proceeds that we receive from this offering by approximately $             million, assuming the initial public offering price, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering primarily for working capital and other general corporate purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial conditions. In addition, the indenture governing our Senior Notes restricts our ability to pay dividends.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014 on:

•	an actual basis;

•

a pro forma basis to give effect to the automatic conversion of all shares of our redeemable convertible preferred stock that were outstanding as of December 31, 2014 into 145,763,243 shares of our common stock immediately prior to the completion of this offering, excluding the exercise of the Net Exercise Warrant; and

•

a pro forma as adjusted basis to give further effect to (i) the sale of              shares of our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated offering price range, as reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses; and (ii) the effectiveness of our amended and restated certificate of incorporation in connection with this offering.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our audited consolidated financial statements and related notes, “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of December 31, 2014
(in thousands, except per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents	$24,496	$24,496	$

Notes payable, current and non-current at face value(2)	80,000	80,000
Redeemable convertible preferred stock, $0.0001 par value per share: 151,423 shares authorized, 145,763 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	284,403	—

Good Technology Corporation stockholders’ deficit:
Preferred stock, $0.0001 par value per share: no shares authorized, issued or outstanding, actual; 20,000 shares authorized, no shares issued or outstanding, pro forma or pro forma as adjusted	—	—
Common stock, $0.0001 par value per share: 311,000 shares authorized, 73,356 shares issued and outstanding, actual; 1,000,000 shares authorized, 219,119 shares issued and outstanding, pro forma; 1,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	7	22
Additional paid in capital	269,831	554,219
Accumulated deficit	(704,163)	(704,163)

Total Good Technology Corporation stockholders’ deficit	(434,325)	(149,922)

Total capitalization	$(69,922)	$(69,922)	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated offering price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total Good Technology Corporation stockholders’ deficit and total capitalization by approximately $         million, assuming that the

number of shares offered, as reflected on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million in the number of shares of common stock offered would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total Good Technology Corporation stockholders’ deficit and total capitalization by approximately $             million, assuming the assumed initial public offering price, as reflected on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

(2)	Notes payable does not include the debt discount due to warrant issuance and notes payable put option.

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above does not include the following shares:

•	options to purchase 56,522,914 shares of our common stock with a weighted-average exercise price of $2.23 per share that were outstanding as of December 31, 2014;

•	549,624 shares of our common stock subject to restricted stock units outstanding as of December 31, 2014;

•	options to purchase 56,160 shares of our common stock granted from January 1, 2015 through February 28, 2015, with an exercise price of $4.26 per share;

•	115,000 shares of our common stock subject to restricted stock units granted from January 1, 2015 through February 28, 2015;

•	warrants to purchase 162,246 shares of our Series C-2 redeemable convertible preferred stock with a weighted-average exercise price of $1.93 per share that were outstanding as of December 31, 2014;

•

warrants to purchase 5,497,961 shares of our common stock with a weighted-average exercise price of $2.10 per share that were outstanding as of December 31, 2014, which include the Net Exercise Warrant;

•

warrants to purchase 16,260,160 shares of our common stock with an initial exercise price of $4.92 per share (subject to adjustment) that were issued pursuant to our senior notes and warrant offering in September 2014; and

•

             shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of 2,281,241 shares of common stock reserved for future issuance under our 2006 Stock Plan as of December 31, 2014, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, and              shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with this offering, and shares that become available under our 2015 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plan each year, as more fully described in “Executive Compensation—Employee Benefit Plans and Stock Plans.”

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering. At December 31, 2014, we had net tangible book value of $(416.8) million. Net tangible book value represents the amount of our total assets, less our goodwill and other intangible assets, less our total liabilities. Our pro forma net tangible book value as of December 31, 2014, was $             million, or $         per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2014, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock immediately upon the closing of this offering, excluding the exercise of the Net Exercise Warrant.

After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2014, would have been approximately $             million, or approximately $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2014	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share to new investors by $             and would increase (decrease) dilution per share to new investors by $            , assuming that the number of shares offered, as reflected on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. In addition, to the extent any outstanding options or warrants are exercised, you will experience further dilution.

The table below summarizes, as of December 31, 2014, on a pro forma as adjusted basis described above, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share from existing stockholders and the total consideration to be paid by new investors purchasing our common stock in this offering at the assumed initial public offering price of $         per share, the midpoint of the price range reflected on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New public investors

Total		100.0%	$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percent of total consideration paid by new investors by     %, assuming that the number of shares offered, as reflected on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Assuming the underwriters’ over-allotment option is exercised in full, sales in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by our new investors to             , or     %.

The foregoing tables exclude:

•	options to purchase 56,522,914 shares of our common stock with a weighted-average exercise price of $2.23 per share that were outstanding as of December 31, 2014;

•	549,624 shares of our common stock subject to restricted stock units outstanding as of December 31, 2014;

•	options to purchase 56,160 shares of our common stock granted from January 1, 2015 through February 28, 2015, with an exercise price of $4.26 per share;

•	115,000 shares of our common stock subject to restricted stock units granted from January 1, 2015 through February 28, 2015;

•	warrants to purchase 162,246 shares of our Series C-2 redeemable convertible preferred stock with a weighted-average exercise price of $1.93 per share that were outstanding as of December 31, 2014;

•

warrants to purchase 5,497,961 shares of our common stock with a weighted-average exercise price of $2.10 per share that were outstanding as of December 31, 2014, which include the Net Exercise Warrant;

•

warrants to purchase 16,260,160 shares of our common stock with an initial exercise price of $4.92 per share (subject to adjustment) that were issued pursuant to our senior notes and warrant offering in September 2014; and

•

            shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of 2,281,241 shares of common stock reserved for future issuance under our 2006 Stock Plan as of December 31, 2014, which will be added to the shares to be reserved under our 2015 Equity Incentive Plan, and              shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with this offering, and shares that become available under our 2015 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plan each year, as more fully described in “Executive Compensation-Employee Benefit Plans and Stock Plans.”

Selected consolidated financial and other data

The following selected consolidated financial and other data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

We derived the consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this prospectus and have been revised to conform to the current revenue classification presentation and to reclassify expenses relating to the product management department from sales and marketing to research and development expenses, as described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus.

	Year ended December 31,
(in thousands, except per share data)	2011	2012	2013	2014

Consolidated Statements of Operations Data:
Revenues:
Recurring	$7,115	$19,784	$46,709	$81,444
Perpetual license	24,924	40,649	52,210	62,290
Intellectual property	27,221	23,077	23,286	20,219
Other	26,086	33,095	38,179	47,901

Total revenues	85,346	116,605	160,384	211,854
Cost of revenues(1)	19,853	32,016	45,147	53,705

Gross profit	65,493	84,589	115,237	158,149

Operating expenses:
Research and development(1)	32,472	50,881	75,875	88,152
Sales and marketing(1)	43,822	88,700	112,537	109,007
General and administrative(1)	24,485	34,374	42,713	44,928

Total operating expenses	100,779	173,955	231,125	242,087

Loss from operations	(35,286)	(89,366)	(115,888)	(83,938)
Other expense, net	(651)	(500)	(417)	(3,523)
Interest expense, net	(675)	(1,028)	(1,176)	(5,944)

Loss before benefit from (provision for) income taxes	(36,612)	(90,894)	(117,481)	(93,405)
Benefit from (provision for) income taxes	(4,379)	457	(954)	(1,992)

Net loss	(40,991)	(90,437)	(118,435)	(95,397)
(Income) loss attributable to noncontrolling interest	(214)	(26)	9	(1)

Net loss attributable to Good Technology Corporation common stockholders	$(41,205)	$(90,463)	$(118,426)	$(95,398)

Net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	$(2.11)	$(2.75)	$(2.41)	$(1.43)

Weighted-average shares used in computing net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	19,518	32,915	49,097	66,649

Pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted (unaudited)(2)				$(0.46)

Weighted-average shares used in computing pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted (unaudited)(2)				208,385

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,
(in thousands)	2011	2012	2013	2014
Cost of revenues	$369	$774	$1,018	$1,142
Research and development	1,162	2,932	5,133	5,207
Sales and marketing	1,327	2,860	2,841	3,750
General and administrative	1,613	2,635	6,731	5,596

Total stock-based compensation expense	$4,471	$9,201	$15,723	$15,695

(2)	See Note 18 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of our pro forma basic and diluted net loss per share calculations.

	As of December 31,
(in thousands)	2011	2012	2013	2014

Consolidated Balance Sheet Data:
Cash and cash equivalents	$40,544	$29,466	$42,132	$24,496
Restricted cash	1,383	610	181	15,368
Property and equipment, net	12,197	17,718	17,245	13,129
Working capital (deficit)	(13,909)	(43,408)	(68,044)	(114,277)
Total assets	149,864	214,732	228,117	410,401
Deferred revenues—current and long-term	296,408	376,591	410,519	424,964
Bank debt, current and non-current	12,101	15,167	24,862	—
Notes payable, current and non-current	—	—	—	56,146
Warrant liability	—	—	—	22,801
Redeemable convertible preferred stock	88,522	121,228	184,798	284,403
Additional paid-in capital	117,125	142,946	165,016	269,831
Total Good Technology Corporation stockholders’ deficit	(282,749)	(347,389)	(443,744)	(434,325)

Key financial and performance metrics

We monitor the following key financial and performance metrics to help us evaluate growth trends in our core business, establish related budgets, forecast and manage cash flows, measure the effectiveness of our sales and marketing efforts to enterprise customers, assess our overall financial condition, allocate capital and make strategic decisions. Furthermore, our key financial and performance metrics are a leading indicator of future revenues that we recognize once we satisfy all of the revenue recognition criteria described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenues.”

The following table summarizes our non-GAAP financial metrics:

	Year ended December 31,
(in thousands, except percentages)	2012	2013	2014
Recurring billings	$71,788	$85,522	$128,107
% of total billings	36.5%	44.0%	57.9%
Perpetual license billings	$90,506	$67,523	$35,706
% of total billings	46.0%	34.7%	16.1%
Total billings	$196,788	$194,312	$221,249

The following table summarizes our cumulative annualized recurring revenue:

	As of December 31,
(in thousands, except percentages)	2012	2013	2014
Cumulative annualized recurring revenue	$8,892	$24,569	$60,957
% increase over prior period	NA	176%	148%

Recurring billings

Because our recurring revenues are recognized over an extended period of time, we analyze the performance of the business by focusing on recurring billings, which we define as recurring revenues plus the change in deferred recurring revenues from the beginning to the end of the period. Recurring revenues are revenues associated with sales of term licenses for our secure mobility solution, as well as renewals of maintenance and support services associated with sales of perpetual licenses, which typically have a term of one to three years. We began to offer term licenses for our Good for Enterprise application in the second half of 2013.

Perpetual license billings

Historically, most of our license revenues for our secure mobility solution consisted of perpetual licenses for our Good for Enterprise application, for which we generally recognize the associated revenues over a period of five years as a result of our revenue recognition policy. Our perpetual license revenues are generally recognized over a period of five years (or 18 months for licenses that do not permit transferability of the perpetual license), we also analyze the performance of the business by focusing on perpetual license billings, which we define as perpetual license revenues plus the change in deferred perpetual license revenues from the beginning to the end of the period. Perpetual license revenues are revenues that are associated with sales of perpetual licenses for our secure mobility solution, including the initial year of maintenance and support services, as well as sales of our software and services to OEM handset manufacturers. As we increase sales of our solution to new and existing customers on a term license basis, we expect perpetual license billings to continue to decrease in absolute dollars and as a percentage of billings.

Total billings

Total billings are comprised of our recurring billings, perpetual license billings, billings related to sales of our Good for You consumer product, including sales through various revenue sharing arrangements with our telecommunication carrier partners, professional services and third-party applications, and billings related to our intellectual property licenses. The total billings we record in any particular period represent total revenues plus the change in total deferred revenues from the beginning to the end of the period. We began to experience a significant increase in the adoption of term licenses by new and existing customers in 2013, which has resulted in an increase in our recurring billings and a decrease in our total billings, given the subscription nature of term licenses versus the one-time, upfront invoicing related to perpetual licenses.

Cumulative annualized recurring revenue

To assist with the understanding of the transition of our business from a perpetual license revenue model to a recurring license revenue model, we utilize a performance metric that we refer to as cumulative annualized recurring revenue (ARR). Cumulative ARR is the accumulation of the annualized contract value of all of our contracted term licenses as of a point in time and is calculated as of the end of each quarter. The metric includes the combined effects of the implied annual contract values for new, renewals of and terminations of term license agreements. We do not include any contract values from carrier and OEM software and services and revenues from intellectual property licensing in this metric. In addition, cumulative ARR does not include contract values of perpetual licenses for our products nor does it include the associated maintenance and support revenues. For these reasons, cumulative ARR should not be considered in isolation from, or as a substitute for, our total revenues or the overall performance and growth of the company over time.

Reconciliation of non-GAAP financial measures

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalent. First, recurring billings, perpetual license billings and total billings are not substitutes for GAAP recurring revenues, perpetual license revenues and total revenues, respectively. Our GAAP revenues do not closely match the timing of the related costs and expenses associated with generating our billings, such as the cost of customer support, our Good Secure Cloud infrastructure, engineering, professional services and royalties, as well as expenses related to research and development, sales and marketing, and general and administrative activities. In addition, for some of our customers, sales of our software and services include undelivered elements, such as professional services, and acceptance criteria for which revenues associated with such sales are deferred until these conditions are satisfied. Second, our peer companies may calculate non-GAAP financial measures differently or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

Set forth below is a reconciliation of total billings to total revenues calculated in accordance with GAAP:

	Year ended December 31,
(in thousands)	2012	2013	2014
Total revenues	$116,605	$160,384	$211,854
Deferred revenues, end of period	376,591	410,519	424,964
Less: deferred revenues, beginning of period	(296,408)	(376,591)	(410,519)
Less: deferred revenues acquired in the BoxTone and Fixmo acquisitions	—	—	(5,050)

Total billings (non-GAAP)	$196,788	$194,312	$221,249

Set forth below is a reconciliation of recurring billings to recurring revenues calculated in accordance with GAAP:

	Year ended December 31,
(in thousands)	2012	2013	2014
Recurring revenues	$19,784	$46,709	$81,444
Recurring deferred revenues, end of period	87,270	126,083	177,496
Less: recurring deferred revenues, beginning of period	(35,266)	(87,270)	(126,083)
Less: recurring deferred revenues acquired in the BoxTone and Fixmo acquisitions	—	—	(4,750)

Recurring billings (non-GAAP)	$71,788	$85,522	$128,107

Set forth below is a reconciliation of perpetual license billings to perpetual license revenues calculated in accordance with GAAP:

	Year ended December 31,
(in thousands)	2012	2013	2014
Perpetual license revenues	$40,649	$52,210	$62,290
Perpetual license deferred revenues, end of period	151,616	166,929	140,345
Less: perpetual license deferred revenues, beginning of period	(101,759)	(151,616)	(166,929)

Perpetual license billings (non-GAAP)	$90,506	$67,523	$35,706

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We provide a secure mobility platform for enterprises and governments worldwide to enable secure access to applications and data across devices and operating systems. Our solution includes cross-platform enterprise-grade security, a suite of collaboration applications, integrated device, application and service management, analytics tools, comprehensive rapid application development capabilities, and a third-party application and partner ecosystem. The Good Collaboration Suite includes Good for Enterprise, which provides secure mobile email, calendar, contacts, attachments, notes and browsing, along with Good Work, our next generation productivity solution that we make available in the cloud, on premise, or as a hybrid solution, Good Share and Good Connect for file sharing and instant messaging, Good Access, a secure mobile browser, and Good for Salesforce1, our containerized version of the standard Salesforce1 application. Our secure mobility platform, Good Dynamics, provides both security and application services to enable independent software vendors, systems integrators and internal enterprise development organizations to build applications that include our security functionality and simplify application development across devices and operating systems. In addition, our platform provides service management, which is real-time visibility into an organization’s mobile usage and operational status. We work with a broad set of third-party independent software vendors and system integrators to incorporate our security architecture and management framework into the run-time environment of many existing, popular applications. These applications can be managed and published in “app stores” to streamline their distribution and policy management.

We were founded in 1996 and launched our first commercial product, a cloud-based suite of applications, including email, to-do list, calendar, contacts, remote file storage and browser bookmarks, in 1997. Since then, we have invested a substantial amount of resources developing our solution and technology, especially with respect to providing security for business data on mobile devices. We have a portfolio of 67 issued U.S. patents, 97 issued non-U.S. patents and 114 patent applications globally as of December 31, 2014. In 2003, we began successfully protecting our intellectual property rights through legal action and private negotiations. Under the terms of litigation settlements and past license agreements, licensees have obtained nonexclusive, perpetual licenses to certain of our patents for certain of their products and services in exchange for approximately $330.0 million in royalties.

In February 2009, we purchased Good Technology, Inc., the provider of the GoodLink wireless corporate messaging system, from Motorola and began doing business as Good Technology. Shortly thereafter, we launched Good for Enterprise and branded our historical consumer product as Good for You. Since then, we have continued to offer new products and services, including the Good Dynamics platform in October 2011. In 2011, we began to focus our business primarily on marketing and selling our Good Collaboration Suite, which includes Good for Enterprise, and Good Dynamics to enterprises and governments. As a result, sales of our Good Collaboration Suite and Good Dynamics have become an increasing percentage of our overall billings and revenues compared to sales of Good for You and the licensing of our intellectual property. We expect sales of our Good Collaboration Suite and Good Dynamics platform to be the primary drivers of growth in our business versus sales of our legacy product, Good for You.

We have also acquired a number of complementary businesses that have enhanced our product offerings and enabled us to provide a complete solution for secure mobility. In September 2012, we acquired Copiun, a provider of secure mobile collaboration capabilities. In October 2012, we acquired AppCentral, a provider of mobile application management and application security wrapping technology. In March 2014, we acquired BoxTone, a provider of mobile service management and mobile device management technology. In May 2014, we acquired certain assets of Fixmo, Inc., or Fixmo, a provider of mobile device integrity and security solutions. In October 2014, we acquired Macheen, Inc., or Macheen, a provider of split-billing technology. See Note 3 to our consolidated financial statements appearing elsewhere in this prospectus for further details.

We sell our solution through our direct sales force, channel partners and resellers. We focus our direct sales efforts on the Forbes Global 2000 and augment our direct coverage with extensive channel partnerships that focus on companies with approximately $500 million or more in annual revenues. Our direct field sales force is complemented by an inside sales force to enhance our coverage and both are supported by telesales representatives who are primarily responsible for qualified lead generation. Our channel partners include leading value-added distributors, value-added resellers and managed service providers such as Atea ASA, Azlan, NTT Com Security and SHI International Corp. We also work with carriers, such as AT&T, Vodafone and others, that resell our secure mobility solution to their enterprise customers. In addition to augmenting our direct sales coverage for large accounts, we utilize partners as our primary channel to serve accounts below approximately $500 million in annual revenues. This allows us to better leverage our internal resources while broadening our geographic footprint and extending our sales reach into the middle market.

As of December 31, 2014, we had over 6,200 active customers in 189 countries. For purposes of our active customer count, we define an active customer as a company, government entity or a distinct buying unit within a company or government entity from which we recognized revenues associated with their purchase of our products or services within the reporting period. We exclude channel partners and resellers, unless purchasing for their own use, and customers who have only purchased our legacy consumer products.

We intend to continue investing for long-term growth. We have invested and continue to invest heavily in our product development efforts to create new products that are complementary to our existing products, enhance our existing products, further develop security and management technologies, and expand our application development platform. We believe that our ability to enhance our product and service offerings is critical to expanding our leadership in enterprise mobility. As of December 31, 2014, we had 382 employees and 104 full-time-equivalent third-party contractors focused on research and development. In addition, we expect to continue to aggressively expand our sales and marketing organizations to market our software and brand in both the United States and internationally. We do not expect to be profitable on a U.S. generally accepted accounting principles, or GAAP, basis in the near future due to these continued investments. While we believe that these investments in our business will result in our long term growth and eventual profitability, we face a number of key challenges that will impact any future success, including our ability to increase sales of our solution to new enterprise customers and further penetrate existing customers, successfully market and sell our Good Dynamics platform, and anticipate our customers’ evolving mobility needs by continuing to provide them with solutions that address the challenges they face with making their organizations more productive in an increasingly mobile world.

In 2012, 2013 and 2014, our recurring billings, a non-GAAP financial measure, were $71.8 million, $85.5 million and $128.1 million, respectively, representing 37% of total billings for 2012, 44% of total billings for 2013 and 58% of total billings for 2014. In 2012, 2013 and 2014, we generated recurring revenues of $19.8 million, $46.7 million and $81.4 million, respectively, representing year-over-year growth of 178% for 2012, 136% for 2013 and 74% for 2014. In 2012, 2013 and 2014, we generated total revenues of $116.6 million, $160.4 million and $211.9 million, respectively, representing year-over-year growth of 37% for 2012, 38% for 2013 and 32% for

2014. In 2013, 77% of our total revenues were generated from customers in North America and Latin America, 16% from customers in Europe, Middle East and Africa and 8% from customers in Asia Pacific, based on the location of the end-customer or the “deliver to” location of the OEM reseller or other channel partner. In 2014, 75% of our total revenues were generated from customers in North America and Latin America, 18% from customers in Europe, Middle East and Africa and 7% from customers in Asia Pacific, based on the location of the end-customer or the “deliver to” location of the OEM reseller or other channel partner. Our net losses were $90.4 million, $118.4 million and $95.4 million in 2012, 2013 and 2014, respectively. See “Selected Consolidated Financial and Other Data—Key Financial and Performance Metrics” for more information and a reconciliation of recurring billings and total billings to recurring revenues and total revenues, respectively, the most directly comparable financial measure calculated and presented in accordance with GAAP.

In January 2015, we implemented a plan to reduce our cost structure, align resources with our product strategy and improve efficiency, which resulted in reducing the number of our employee positions by approximately 15%. We estimate that we will recognize charges of between $2.0 million and $3.0 million through June 30, 2015, consisting primarily of severance and other one-time termination benefits and other associated costs.

Our business model

In 2011, we shifted our focus from selling our consumer-oriented Good for You application to providing a secure mobility solution for enterprises and governments, which we refer to as our enterprise software and services product line. More specifically, our enterprise software and services product line includes: our suite of collaboration applications, in particular our Good for Enterprise application; our Good Dynamics secure mobility platform; associated maintenance and support services; and third-party applications. Enterprise software and services does not include sales of our software and services to telecommunication carriers and OEM handset manufacturers. Our annualized average revenue per user for our enterprise software and services product line for the fourth quarter of 2014 was $84 based on the number of users as of December 31, 2014.

Our other product lines consist of sales of our software and services to telecommunication carriers and OEM handset manufacturers and intellectual property licensing. Carrier and OEM software and services consist of sales of Good for You and Good for Enterprise to telecommunication carriers and OEM handset manufacturers pursuant to royalty and licensing arrangements. Intellectual property licensing billings and revenues represent cash settlements with various companies for infringement of our patents, or direct licenses of our intellectual property.

We began offering term licenses for sales of our Good for Enterprise application in the second half of 2013. Prior to 2013, most of our license revenues from sales of our secure mobility solution consisted of perpetual licenses for our Good for Enterprise application. While the majority of revenues from sales of our Good Dynamics platform consist of revenues from term licenses, we introduced this product in November 2011, and as a result the related revenues did not represent a significant portion of our total revenues in 2011. We will continue to offer both term and perpetual licenses for our secure mobility solution according to our customers’ preferences.

Revenues from our perpetual licenses and associated initial maintenance and support contracts are generally recognized over a five year period, as further described in “—Critical Accounting Policies and Estimates,” and are included within perpetual license revenues. Revenues from term licenses for our software and services are recognized over the term of the agreement, which has generally been one to three years, and are included within recurring revenues. Revenues from renewals of our maintenance and support services are recognized ratably over the contract term, generally one year, and are also included within recurring revenues. When an arrangement includes both term and perpetual software licenses, revenues are recognized over the longer of the applicable term or perpetual license recognition period—generally five years (or 18 months for licenses that do not permit transferability of the perpetual license). In certain revenue sharing arrangements with our telecommunication carrier partners, we bill the carrier and recognize revenues monthly. Revenues from these arrangements, as well as revenues from sales of our legacy Good for You product, professional services and third-party applications, are included in other revenues. Finally, revenues from licensing our intellectual property are recognized ratably over periods ranging from immediate to 13.8 years and are included in intellectual property revenues. Based on our current intellectual property licensing agreements, we expect that revenues from licensing our intellectual property will continue to be recognized ratably over their terms until July 2019.

The following table sets forth our revenues by product line:

	Year ended December 31,
(in thousands)	2012	2013	2014
Enterprise software and services	$44,431	$91,662	$142,944
Carrier and OEM software and services	49,097	45,436	48,691
Intellectual property	23,077	23,286	20,219

Total revenues	$116,605	$160,384	$211,854

Key financial and performance metrics

We monitor the following key financial and performance metrics to help us evaluate growth trends in our core business, establish related budgets, forecast and manage cash flows, measure the effectiveness of our sales and marketing efforts to enterprise customers, assess our overall financial condition, allocate capital and make strategic decisions. Furthermore, they are a leading indicator of future revenues that we recognize once we satisfy all of the revenue recognition criteria described under “—Critical Accounting Policies and Estimates—Revenues.”

The following table summarizes our non-GAAP financial metrics:

	Year ended December 31,
(in thousands, except percentages)	2012	2013	2014
Recurring billings	$71,788	$85,522	$128,107
% of total billings	36.5%	44.0%	57.9%
Perpetual license billings	$90,506	$67,523	$35,706
% of total billings	46.0%	34.7%	16.1%
Total billings	$196,788	$194,312	$221,249

The following table summarizes our cumulative annualized recurring revenue:

	Year ended December 31,
(in thousands, except percentages)	2012	2013	2014
Cumulative annualized recurring revenue	$8,892	$24,569	$60,957
% increase over prior period	NA	176%	148%

See “Selected Consolidated Financial and Other Data—Key Financial and Performance Metrics” for a reconciliation of total billings to total revenues, the most directly comparable GAAP financial measure, and a description of why we track billings and cumulative annualized recurring revenue and why billings and cumulative annualized recurring revenue may be a useful measure for investors.

Recurring billings

Because our recurring revenues are recognized over an extended period of time, we analyze the performance of the business by focusing on recurring billings, which we define as recurring revenues plus the change in deferred recurring revenues from the beginning to the end of the period. Recurring billings increased $42.6 million, or 49.8%, for the year ended December 31, 2014, compared to the year ended December 31, 2013, primarily as a result of an increase of $57.1 million in billings for sales of term licenses for our secure mobility solution by new and existing customers, partially offset by a decrease of $14.6 million in billings for our maintenance and support services as we transitioned some of our existing customers to term licenses. Accordingly, our recurring billings as a percentage of total billings increased to 57.9% in the year ended December 31, 2014 from 44.0% in the year ended December 31, 2013. We expect recurring billings to continue to increase both in absolute dollars and as a percentage of our total billings as we increase sales of term licenses for our solution and continue to sell and renew maintenance and support agreements for those customers that license our solution on a perpetual basis.

Recurring billings increased $13.7 million, or 19.1%, for the year ended December 31, 2013, compared to the year ended December 31, 2012, primarily as a result of an increase of $20.2 million in billings for sales of term licenses for our secure mobility solution by new and existing customers, partially offset by a decrease of $6.4 million in billings for maintenance and support services as we transitioned some of our existing customers to term licenses. Accordingly, our recurring billings as a percentage of total billings increased to 44.0% in 2013 from 36.5% in 2012.

Perpetual license billings

Because as a result of our revenue recognition policy, our perpetual license revenues are generally recognized over a period of five years (or 18 months for licenses that do not permit transferability of the perpetual license), we also analyze the performance of the business by focusing on perpetual license billings, which we define as perpetual license revenues plus the change in deferred perpetual license revenues from the beginning to the end of the period. Perpetual license billings decreased $31.8 million, or 47.1%, for the year ended December 31, 2014, compared to the year ended December 31, 2013, primarily as a result of a decrease of $27.4 million in billings for sales of perpetual licenses for our secure mobility solution as some of our existing customers converted to term licenses and a growing number of new customers purchased term licenses. Accordingly, our perpetual license billings as a percentage of total billings decreased to 16.1% for the year ended December 31, 2014 from 34.7% for the year ended December 31, 2013. As we increase sales of our solution to new and existing customers on a term license basis, we expect perpetual license billings to continue to decrease in absolute dollars and as a percentage of billings.

Perpetual license billings decreased $23.0 million, or 25.4%, for the year ended December 31, 2013, compared to the year ended December 31, 2012, primarily as a result of a decrease of $20.8 million in billings for sales of perpetual licenses for our secure mobility solution as some of our existing customers converted to term licenses and a growing number of new customers purchased term licenses. Accordingly, our perpetual license billings as a percentage of total billings decreased to 34.7% in 2013 from 46.0% in 2012.

Total billings

Total billings are comprised of our recurring billings, perpetual license billings, billings associated with sales of our legacy Good for You consumer product, including sales through various revenue sharing arrangements with our telecommunication carrier partners, professional services and third-party applications, and billings related to our intellectual property licenses. The total billings we record in any particular period represent total revenues plus the change in total deferred revenues from the beginning to the end of the period.

Total billings increased $26.9 million, or 13.9%, for the year ended December 31, 2014, compared to the year ended December 31, 2013, due to the significant increase in the adoption of term licenses by new and existing customers for the year ended December 31, 2014, which drove the increase in our recurring billings, and increases in sales of our software and services to OEM handset manufacturers.

Total billings decreased $2.5 million, or 1.3%, for the year ended December 31, 2013, compared to the year ended December 31, 2012, due to the significant increase in the adoption of term licenses by new and existing customers in 2013, which drove the increase in our recurring billings but resulted in an overall decrease in our total billings, given the subscription nature of term licenses versus the one-time, upfront invoicing associated with perpetual licenses.

Cumulative annualized recurring revenue

To assist with the understanding of the transition of our business from a perpetual license revenue model to a recurring license revenue model, we utilize a performance metric that we refer to as cumulative ARR. Cumulative ARR is the accumulation of the annualized contract value of all of our contracted term licenses as of a point in time and is calculated as of the end of each quarter. The metric includes the combined effects of the implied annual contract values for new, renewals of and terminations of term license agreements. We do not include any contract values from carrier and OEM software and services and revenues from intellectual property licensing in this metric. In addition, cumulative ARR does not include contract values of perpetual licenses for our products nor does it include the associated maintenance and support revenues. For these reasons, cumulative ARR should not be considered in isolation from, or as a substitute for, our total revenues or the overall performance and growth of the company over time.

Factors affecting our performance

Investment in growth.    We have aggressively invested, and intend to continue to invest, in expanding our sales and marketing efforts, technology development, and customer care and operations to support our growth. We are also making capital investments in expanding our Good Secure Cloud and technology acquisitions to support our Good Dynamics platform. As a result, we have historically incurred net losses, including for the last eight quarters. While we expect our total operating expenses and capital expenditures to increase in absolute dollars for the foreseeable future, we expect that such expenditures will increase at a slower rate relative to the rate of growth of our recurring billings as we begin to see a return on these investments. Our billings and revenue growth are largely driven by the pace of adoption and penetration of mobile computing solutions in the enterprise, as well as our ability to timely develop and introduce new software and services and enhancements to our existing software and services to keep up with the rapid technological changes that continue to characterize our industry.

Revenue retention rate.    Our revenue retention rate consists solely of renewals of our maintenance and support services associated with sales of perpetual licenses. We calculate the revenue retention rate by dividing the renewable portion of the original contract value of all renewed contracts from customers in any rolling 12-month period by the renewable portion of the original contract value of all contracts from customers that were due for renewal in the same rolling 12-month period. Our revenue retention rate at December 31, 2012, 2013 and 2014 was over 90%. As existing customers convert to term licenses, our renewable portion will decrease. While only a small percentage of term licenses have come up for renewal to date, we believe that we will experience high renewal rates for such term licenses similar to the high maintenance renewal rates associated with our perpetual licenses as customers that purchase a term license for our secure mobility solution receive support and maintenance services as part of their term license. Furthermore, many customers that purchase a term license purchase a license with a term greater than one year—generally two or three years—which we believe validates the strength of our secure mobility solution. Our customers have no obligation to renew their term license after the expiration of the current term. We expect our ability to maintain high renewal rates for term licenses to have a material impact on our future financial performance.

Upsell and cross-sell opportunity.    In order for us to achieve our expected billings and revenue growth, we must sell additional software and services to our existing customers as they expand their mobile deployments. We believe that enterprises are in the early stages of embracing secure mobility solutions within their IT infrastructures. To date, many of our existing customers have provided our secure mobility solution to only a limited number of employees within their organizations. This creates a significant opportunity for us to increase the penetration of deployments in our existing customer base by upselling and cross-selling our products, delivering new applications through our Good Dynamics platform and “bundling” our applications, platform and services into new value-added offerings. In addition, our cloud-based secure mobility platform makes it easier for our existing customers to try, buy and expand their deployments without the cost or complexity of having to deploy and manage their own infrastructure. Furthermore, because customer acquisition and implementation costs are generally incurred up front, our ability to capture these opportunities will increase the profitability of the customer relationship over time.

Components of operating results

Revenues

We derive our revenues from sales of software licenses, maintenance and support services, and intellectual property licensing.

Our revenues are comprised of the following:

Recurring.    Recurring revenues consist of sales of term licenses for our Good for Enterprise application, Good Collaboration Suite and Good Dynamics platform, as well as renewals of maintenance and support services associated with sales of perpetual licenses for these products. Customers that purchase term licenses receive maintenance and support services as part of their subscription. Maintenance and support services are delivered for a single fee and can be renewed, typically for a one to three year period, upon the expiration of the initial term of the agreement. Software maintenance includes unspecified product upgrades, interim service releases and bug fixes. Customer support consists of access to live technical support technicians, online knowledge resources and on-site or dedicated remote support for premium-level customers. We recognize recurring revenues ratably over the stated contractual period, which generally ranges from one to three years.

Perpetual license.    Perpetual license revenues consist of sales of perpetual licenses to our Good for Enterprise application, Good Collaboration Suite and associated initial year of maintenance and support services, all of which we recognize over the estimated customer life, which is generally five years (or 18 months for licenses that do not permit transferability of the perpetual license). The secure connectivity service is embedded within the Good Collaboration Suite and is not sold separately. When an arrangement includes both term and perpetual licenses, all revenues are recognized ratably over the longer of the periods applicable to the term and perpetual licenses, which is generally five years. Perpetual license revenues also include revenues from sales of our software and services to OEM handset manufacturers in the form of a royalty payment that we receive based on each handset sold that includes our software. The revenues from these payments are recognized over the expected useful life of the handset, estimated to be 18 months.

Intellectual property.    Intellectual property licensing revenues represent cash settlements with various companies for infringement of our patents, or direct licenses of intellectual property. Revenues from these agreements are recognized over periods ranging from immediate to 13.8 years based on the terms of the agreements with licensees. These licensing arrangements are infrequent in nature, and such revenues are expected to decline in the future when our existing agreements expire in July 2019.

Other.    Other revenues consist of sales of our Good for You consumer product, including sales through various revenue sharing arrangements with our telecommunication carrier partners, professional services and third-party applications. We receive a monthly payment from certain telecommunication carriers related to their customers’ use of our legacy Good for You product on their networks.

Cost of revenues

Our cost of revenues is comprised of the cost of customer support, operating our Good Secure Cloud, professional services, amortization of intangibles and royalties.

Cost of customer support is primarily comprised of personnel costs and third-party contracted services to provide our customers with technical support. Personnel costs includes salary, bonus and benefits costs, as well as stock-based compensation costs. In addition, cost of customer support includes supplies and allocated IT and facility-related costs. Cost of revenues also consists of costs to run our Good Secure Cloud in Seattle, Washington and Santa Clara, California, including personnel, equipment and associated depreciation, and utilities expenses. Professional services costs consist of personnel costs to perform client-specific services and resolve higher-level technical support issues. Amortization of intangibles includes the amortization of developed technology associated with our acquisitions and the amortization of our capitalized Good Secure Cloud software costs. We also pay certain third-parties software royalties to the extent that we incorporate their technologies within our products. Our cost of revenues are largely fixed, such as depreciation and amortization, or semi-fixed, such as our compensation-related expenses. Our royalty costs are variable depending on the number of software sales we make that include third-party software.

Operating expenses

Research and development.    Research and development expenses primarily consist of salaries, benefits and stock-based compensation for our engineers, product managers and developers. In addition, product development expenses include outside services and consulting, as well as allocated facilities and other supporting overhead costs. We expect that research and development expenses will increase as we continue to invest in our products and technology but will decrease as a percentage of revenues.

Sales and marketing.    Sales and marketing expenses primarily consist of salaries, benefits, stock-based compensation, amortization of deferred commissions, travel expenses, and incentive compensation for our sales and marketing employees. In addition, sales and marketing expenses include customer acquisition activities, branding, advertising, customer events and public relations costs, as well as allocated facilities and other supporting overhead costs. Amortization of certain acquisition-related costs, such as customer relationships, are also included in sales and marketing expense. We plan to continue to invest heavily in sales and marketing to expand our global operations, increase revenues from current customers, continue building brand awareness and expand both our direct and indirect sales channels. However we expect sales and marketing expenses to decrease as a percentage of revenues.

General and administrative.    General and administrative expenses primarily consist of salaries, benefits and stock-based compensation for our executive, finance, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, including at times substantial litigation costs, as well as allocated facilities and other supporting overhead costs. We expect general and administrative expenses to increase in the future as we continue to grow our business and incur additional costs associated with being a public company but to decrease as a percentage of revenues.

Other expense, net

Other expense, net consists primarily of loss on early extinguishment of debt, foreign exchange gains and losses and, prior to 2012, changes in the fair value of warrants to purchase Series B-1 redeemable convertible preferred stock issued in connection with an acquisition in 2009. These warrants were exercised in the first quarter of 2012. We do not expect to incur expenses related to these warrants in future periods.

Interest expense, net

Interest expense, net consists primarily of the interest expense and loan fees paid on our outstanding notes payable, offset by interest income earned on our cash and cash equivalents.

Benefit from (provision for) income taxes

We operate in a number of tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our non-U.S. activities are subject to local country income and withholding taxes and may be subject to U.S. income tax. Our effective tax rates differ from the statutory rate primarily due to the valuation allowance on our U.S. deferred tax assets, state taxes, foreign taxes, research and development tax credits and withholding taxes on certain non-U.S. sales.

Results of operations

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year ended December 31,
(in thousands)	2012	2013	2014

Revenues:
Recurring	$19,784	$46,709	$81,444
Perpetual license	40,649	52,210	62,290
Intellectual property	23,077	23,286	20,219
Other	33,095	38,179	47,901

Total revenues	116,605	160,384	211,854
Cost of revenues(1)	32,016	45,147	53,705

Gross profit	84,589	115,237	158,149

Operating expenses:
Research and development(1)	50,881	75,875	88,152
Sales and marketing(1)	88,700	112,537	109,007
General and administrative(1)	34,374	42,713	44,928

Total operating expenses	173,955	231,125	242,087

Loss from operations	(89,366)	(115,888)	(83,938)
Other expense, net	(500)	(417)	(3,523)
Interest expense, net	(1,028)	(1,176)	(5,944)

Loss before benefit from (provision for) income taxes	(90,894)	(117,481)	(93,405)
Benefit from (provision for) income taxes	457	(954)	(1,992)

Net loss	(90,437)	(118,435)	(95,397)
Income (loss) attributable to noncontrolling interest	(26)	9	(1)

Net loss attributable to Good Technology Corporation common stockholders	$(90,463)	$(118,426)	$(95,398)

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,
(in thousands)	2012	2013	2014
Cost of revenues	$774	$1,018	$1,142
Research and development	2,932	5,133	5,207
Sales and marketing	2,860	2,841	3,750
General and administrative	2,635	6,731	5,596

Total stock-based compensation expense	$9,201	$15,723	$15,695

Comparison of fiscal years 2014, 2013 and 2012

Revenues

	Year ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
(in thousands)	2012	2013	2014
Recurring	$19,784	$46,709	$81,444	136%	74%
Perpetual license	40,649	52,210	62,290	28%	19%
Intellectual property	23,077	23,286	20,219	1%	(13)%
Other	33,095	38,179	47,901	15%	25%

Total revenues	$116,605	$160,384	$211,854	38%	32%

2014 compared to 2013.    Recurring revenues increased $34.7 million, or 74%, primarily due to a $25.9 million increase in revenues from sales of term licenses for our Good Collaboration Suite and Good Dynamics platform and an $8.8 million increase in revenues from renewals of maintenance and support services for customers that license our Good Collaboration Suite on a perpetual basis. Perpetual license revenues increased $10.1 million, or 19%, primarily due to a $13.3 million increase in revenues from sales of perpetual licenses for our Good Collaboration Suite, partially offset by a $3.2 million decrease in revenues from sales of our software and services to OEM handset manufacturers through royalty and software licensing agreements. Other revenues increased $9.7 million, or 25%, primarily due to a $7.9 million increase in revenues from various revenue sharing arrangements with our telecommunication carrier partners and, to a lesser extent, a $2.6 million increase in professional services, partially offset by a $1.4 million decrease in revenues from royalty payments that we receive from various carriers for sales of our Good for You consumer product that these carriers offer to their customers, which is consistent with our focus on increasing sales of our secure mobility solution to organizations.

2013 compared to 2012.    Recurring revenues increased $26.9 million, or 136%, primarily due to a $19.2 million increase in revenues from renewals of maintenance and support services for customers that license our Good Collaboration Suite on a perpetual basis and, to a lesser extent, a $7.7 million increase in revenues from sales of term-based licenses for our Good Collaboration Suite and Good Dynamics platform. Perpetual license revenues increased $11.6 million, or 28%, primarily due to a $19.0 million increase in revenues from sales of perpetual licenses for our Good Collaboration Suite, partially offset by a $7.4 million decrease in revenues from sales of our software and services to OEM handset manufacturers through royalty and software licensing agreements. Other revenues increased $5.1 million, or 15%, primarily due to a $9.6 million increase in revenues from various revenue sharing arrangements with our telecommunication carrier partners and, to a lesser extent, a $1.3 million increase in professional services, partially offset by a $5.8 million decrease in revenues from royalty payments that we receive from various carriers for sales of our Good for You consumer product that these carriers offer to their customers, which is consistent with our focus on increasing sales of our secure mobility solution to organizations and away from sales of our legacy consumer product.

Cost of revenues and gross margin

	Year ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
(in thousands, except percentages)	2012	2013	2014
Cost of revenues	$32,016	$45,147	$53,705	41%	19%
Gross margin	73%	72%	75%	(1)%	3%

2014 compared to 2013.    Cost of revenues increased $8.6 million, or 19%, primarily due to an increase of $7.1 million in amortization expense due to intangible assets acquired in business combinations in 2014, an increase of $1.6 million in compensation-related costs due to merit-based increases in salaries, and an increase of $1.5 million in outside consulting expenses. This increase was also the result of an increase in the number of customers served. Depreciation and expensed software and hardware increased by $0.6 million and $0.2 million in 2014, respectively, as we continued to invest in our Good Secure Cloud. The total increase was partially offset by a reduction in royalties payable to BoxTone of $2.7 million due to our acquisition of BoxTone in 2014.

2013 compared to 2012.    Cost of revenues increased $13.1 million, or 41%, primarily due to a $3.0 million increase in third-party technical support costs resulting from increased business activity, which required additional call center staffing and professional services to support the increased growth in active users and increased network security audits. The increase in cost of revenues was also attributable to a $2.9 million increase in expenses for the amortization of acquired intangible assets resulting from our acquisitions of Copiun and AppCentral in the second half of 2012, a $2.5 million increase in compensation-related costs related to increased headcount to support our customers, a $2.5 million increase in royalties paid to third parties, a $1.4 million increase in depreciation and expensed computer hardware and software costs related to higher capital expenditures for our Good Secure Cloud, and a $1.1 million increase in allocated facility and IT costs, consistent with the growth in headcount. These additional costs resulted in a modest reduction in our gross margin for 2013.

Operating expenses

Research and development

	Year ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
(in thousands, except percentages)	2012	2013	2014
Research and development	$50,881	$75,875	$88,152	49%	16%
Percentage of revenues	44%	47%	42%

2014 compared to 2013.    Research and development expenses increased $12.3 million, or 16%, primarily due to higher compensation-related costs of $7.0 million and the write-off of the acquired BoxTone in-process research and development, or IPR&D, of $4.9 million. This increase in personnel costs was attributable to merit-based increases in salaries, as well as increases in headcount primarily as a result of our acquisition of BoxTone. In addition, expensed software and hardware increased $0.4 million due to the increase in headcount.

2013 compared to 2012.    Research and development expenses increased $25.0 million, or 49%, primarily due to an increase of $15.7 million in personnel costs due to an increase in headcount and an increase in stock-based compensation. These increased personnel costs reflect our substantial investment in the further development of our secure mobility solution, particularly our Good Dynamics platform. We increased our research and development headcount by 13% during this period. In addition, consulting costs increased $3.2 million, also to support the further development of our secure mobility solution and other development projects. Finally, allocated facility and IT costs increased $6.7 million, in line with the growth in headcount. These costs were partially offset by a modest decrease in expensed computer hardware and software costs of $0.3 million.

Sales and marketing

	Year ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
(in thousands, except percentages)	2012	2013	2014
Sales and marketing	$88,700	$112,537	$109,007	27%	(3)%
Percentage of revenues	76%	70%	51%

2014 compared to 2013.    Sales and marketing expenses decreased $3.5 million, or 3%, primarily as a result of decreased headcount and a decrease in marketing expenses of $3.9 million related to our rebranding program, which occurred in 2013. In addition, the allocated costs decreased $1.9 million due to the decrease in headcount. These increases were partially offset by increases in outside consulting expenses of $1.5 million as compared to the prior year. In addition, amortization expense increased $1.1 million due to intangible assets acquired in business combinations in 2014.

2013 compared to 2012.    Sales and marketing expense increased $23.8 million, or 27%, primarily due to an increase of $11.9 million in compensation, commissions, and higher travel related expenses as we increased our direct sales force and marketing team in 2013. Much of the increase in commissions expense was the result of higher recognition of deferred commissions costs in 2013 related to billings in the prior years. In addition, our marketing expenses increased $6.1 million as a result of expenses associated with marketing branding campaigns as well as other demand generation activities. We have agreements with third-party providers that assist us in renewing our support agreements as well as help us generate growth in small to medium size businesses, and costs for these services increased by $2.7 million. Allocated facility and IT costs increased $2.0 million in line with the growth in headcount.

General and administrative

	Year ended December 31,			2012 to 2013 % Change	2013 to 2014 % Change
(in thousands, except percentages)	2012	2013	2014
General and administrative	$34,374	$42,713	$44,928	24%	5%
Percentage of revenues	29%	27%	21%

2014 compared to 2013.    General and administrative expenses increased $2.2 million, or 5%, primarily due to an increase in rent and office expenses of $2.3 million due to the leases assumed in the Fixmo and BoxTone acquisitions and an increase of $3.3 million in outside consulting fees. In addition, the allocated costs increased $2.0 million due to the increase in headcount. The total increase was partially offset by a decrease in expensed software and hardware of $1.1 million due to fewer purchases, a decrease in depreciation expense of $1.2 million from the write-off of fixed assets in 2013 and a $2.3 million write-off of IPO costs in 2013. In addition, stock-based compensation expense decreased $0.9 million largely due to the accelerated vesting of stock options for a former senior officer in 2013.

2013 compared to 2012.    General and administrative expenses increased $8.3 million, or 24%, primarily due to an increase of $5.9 million in compensation-related costs, which includes $4.1 million of stock-based compensation expense as the result of a 2% increase in headcount and the hiring of senior management. The increase in stock-based compensation expense is largely due to the accelerated vesting of stock options for a former senior officer and additional stock options that we granted to our new senior officers. We also wrote off

$3.0 million in fixed assets that were no longer in use and $2.3 million in legal and professional costs primarily related to the write off of initial public offering costs. General and administrative expenses also increased due to a $1.9 million increase in rent and related costs, from the Copiun and AppCentral acquisitions, a $1.5 million increase in depreciation expense, and a $1.4 million increase in expensed computer hardware and software.

Interest and other expense, net

2014 compared to 2013. Other expense, net was $0.4 million for 2013 compared to $3.5 million for 2014. The increase in other expense, net is primarily attributable to the loss on the early extinguishment of bank debt of $2.4 million, a prepayment penalty on the repayment of bank debt of $0.9 million and common stock warrant issuance costs of $0.7 million, offset by a gain of $1.5 million due to the remeasurement of the fair value of the warrant liability in 2014. Interest expense, net increased $4.8 million from 2013 to 2014, primarily due to interest expense of $3.4 million related to the issuance of Senior Notes on September 30, 2014. This expense comprises “coupon rate” interest of $1.0 million, amortization of accrued premium of $1.0 million and amortization of debt discount and debt issuance costs of $1.4 million.

2013 compared to 2012.    Interest and other expense, net was $1.5 million for 2012 compared to $1.6 million for 2013. The higher net expense was primarily due to a decrease in the mark to market loss related to the remeasurement of our Series B-1 redeemable convertible preferred stock warrants, partially offset by a release in 2012 of certain accrued transaction taxes for which the statute of limitations for assessment and collection have expired. These Series B-1 redeemable convertible preferred stock warrants were exercised in 2012. Interest expense increased $0.1 million due to higher levels of borrowings in 2013.

Benefit from (provision for) income taxes

2014 compared to 2013.    Provision for income taxes for 2013 was $1.0 million compared to $2.0 million for 2014. The increase of $1.0 million was primarily due to the non-recurrence of a release of tax reserves for uncertain tax benefits of $1.1 million recorded in 2013 and an increase in tax expense from our increased activity in our foreign operations of $0.2 million, offset by lower withholding taxes of $0.3 million due to lower revenues in tax withholding jurisdictions in 2014.

2013 compared to 2012.    Benefit from income taxes for 2012 was $0.5 million compared to a provision of $1.0 million for 2013. The change of $1.4 million was primarily due to the non recurrence of a partial valuation allowance release of $3.4 million in 2012, offset by a release of tax reserves for uncertain tax benefits of $1.1 million in 2013 and lower withholding taxes of $0.4 million due to lower revenues in tax withholding jurisdictions by $0.4 million in 2013.

Quarterly results of operations data

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited statements of operations data as a percentage of total revenues for each of the eight quarters in the two year period ended December 31, 2014. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three months ended,
(in thousands)	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014

Revenues:
Recurring	$8,109	$10,232	$13,440	$14,928	$15,933	$19,781	$21,816	$23,914
Perpetual license
Perpetual license revenues	7,943	9,118	11,593	12,622	12,288	13,223	14,459	14,604
OEM revenues	3,199	2,707	2,571	2,457	2,198	2,043	1,865	1,610

Total perpetual license revenues	11,142	11,825	14,164	15,079	14,486	15,266	16,324	16,214

Intellectual property	5,675	5,870	5,979	5,762	4,975	4,996	4,918	5,330
Other	8,545	9,257	9,910	10,467	11,245	11,104	11,871	13,681

Total revenues	33,471	37,184	43,493	46,236	46,639	51,147	54,929	59,139
Cost of revenues(1)	10,025	10,569	12,124	12,429	11,146	13,738	14,449	14,372

Gross profit	23,446	26,615	31,369	33,807	35,493	37,409	40,480	44,767

Operating expenses:
Research and development(1)	18,480	18,389	18,930	20,076	19,777	21,947	21,419	25,009
Sales and marketing(1)	26,572	29,429	27,173	29,363	27,920	29,447	25,838	25,802
General and administrative(1)	10,510	9,483	11,096	11,624	10,615	10,218	11,809	12,286

Total operating expenses	55,562	57,301	57,199	61,063	58,312	61,612	59,066	63,097

Loss from operations	(32,116)	(30,686)	(25,830)	(27,256)	(22,819)	(24,203)	(18,586)	(18,330)
Interest and other expense, net	(427)	(422)	(284)	(460)	(711)	(917)	(5,161)	(2,678)

Loss before benefit from (provision for) income taxes	(32,543)	(31,108)	(26,114)	(27,716)	(23,530)	(25,120)	(23,747)	(21,008)
Benefit from (provision for) income taxes	(451)	(405)	(359)	261	(470)	(502)	(620)	(400)

Net loss	$(32,994)	$(31,513)	$(26,473)	$(27,455)	$(24,000)	$(25,622)	$(24,367)	$(21,408)

(footnotes appear on the following page)

(1)	Includes stock-based compensation expenses as follows:

	Three months ended,
(in thousands)	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
Cost of revenues	$282	$270	$233	$233	$401	$235	$258	$248
Research and development	1,690	1,164	1,084	1,195	2,178	997	929	1,103
Sales and marketing	735	754	568	784	1,413	810	757	770
General and administrative	1,204	1,408	2,588	1,531	1,527	1,338	1,320	1,411

Total stock-based compensation expense	$3,911	$3,596	$4,473	$3,743	$5,519	$3,380	$3,264	$3,532

	Three months ended,
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014

Revenues:
Recurring	24%	27%	31%	32%	34%	39%	40%	41%
Perpetual license	33	32	32	33	31	30	30	27
Intellectual property	17	16	14	12	11	10	9	9
Other	26	25	23	23	24	21	21	23

Total revenues	100	100	100	100	100	100	100	100
Cost of revenues	30	28	28	27	24	27	26	24

Gross profit	70	72	72	73	76	73	74	76

Operating expenses:
Research and development	55	49	44	43	42	43	39	42
Sales and marketing	79	79	62	64	60	57	47	44
General and administrative	32	26	26	25	23	20	22	21

Total operating expenses	166	154	132	132	125	120	108	107

Loss from operations	(96)	(82)	(60)	(59)	(49)	(47)	(34)	(31)
Interest and other expense, net	(1)	(2)	—	(1)	(1)	(2)	(10)	(4)

Loss before benefit from (provision for) income taxes	(97)	(84)	(60)	(60)	(50)	(49)	(44)	(35)
Benefit from (provision for) income taxes	(2)	(1)	(1)	1	(1)	(1)	(1)	(1)

Net loss	(99)%	(85)%	(61)%	(59)%	(51)%	(50)%	(45)%	(36)%

As is typical in the enterprise software industry, we expect a significant portion of our quarterly sales of software and services to occur at the end of each quarter, and in particular, the last two weeks of the quarter, which makes it difficult to accurately forecast our expected billings and revenues.

Research and development expenses have generally trended higher in each quarter presented primarily due to increases in headcount-related expenses, except for the quarter ended March 31, 2014, which decreased as a result of a realignment in expenses. In addition, we increased our consulting expenses each quarter as we outsourced certain development projects.

Sales and marketing expenses were higher in the quarters ended March 31, 2013, June 30, 2013, December 31, 2013 and June 30, 2014, primarily due to increases in headcount-related expenses. In the quarters ended September 30, 2013 and March 31, 2014, sales and marketing expenses decreased as a result of a realignment in expenses, and in the quarter ended September 30, 2014, sales and marketing expenses decreased as a result of marketing activities and events that occurred in the quarter ended June 30, 2014. In the third and fourth quarters of 2014, sales and marketing expenses were lower as a result of lower headcount and as a result of a realignment in expenses.

General and administrative expenses have generally trended higher in each quarter presented primarily due to headcount-related expenses, as well as increased consulting and professional services fees related to legal and accounting activities to support growth in our business and additional costs related to litigation, except for the quarters ended June 30, 2013, March 31, 2014 and June 30, 2014, which decreased as a result of a realignment in expenses.

The table below set forth the reconciliation of total billings to total revenues for the periods shown (in thousands). For more details on the limitations of using non-GAAP financial measures, please see “Selected Consolidated Financial and Other Data—Key Financial and Performance Metrics.”

	Three months ended,
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
Total revenues	$33,471	$37,184	$43,493	$46,236	$46,639	$51,147	$54,929	$59,139
Deferred revenues, end of period	391,455	399,720	400,949	410,519	416,122	421,931	420,347	424,964
Less: deferred revenues, beginning of period	(376,591)	(391,455)	(399,720)	(400,949)	(410,519)	(416,122)	(421,931)	(420,347)
Less: deferred revenues acquired in the BoxTone and Fixmo acquisitions	—	—	—	—	(4,800)	(250)	—	—

Total billings (non-GAAP)	$48,335	$45,449	$44,722	$55,806	$47,442	$56,706	$53,345	$63,756

We generally experience higher billings in the second half of the year, primarily due to government-related purchases that typically occur in the third quarter, in line with the governmental fiscal year end, and in the fourth quarter primarily due to enterprise purchases that take place prior to the next budget cycle. The higher sales in the third and fourth quarters tend to result in lower sequential billings in the first quarter. We expect this seasonality to continue in 2014 and for the foreseeable future.

Liquidity and capital resources

Overview

We have incurred significant losses since our inception and we will continue to incur losses into at least 2015, which will have a negative impact on cash flow from operations. For the years ended December 31, 2012, 2013 and 2014, we incurred net losses of $90.4 million, $118.4 million and $95.4 million, respectively. We had an accumulated deficit of $704.2 million and cash and cash equivalents of $24.5 million as of December 31, 2014.

As of December 31, 2014, we had significant outstanding debt and contractual obligations related to operating leases. In September 2014, we entered into a purchase agreement relating to the sale of $80.0 million principal amount of 5% senior secured notes, or the Senior Notes. The Senior Notes are outstanding as of December 31, 2014 and are due October 1, 2017, together with a 15% premium. We expect that the cash generated from this financing will be sufficient to meet our expected cash needs for the next 12 months. See Note 6 and Note 7 to our consolidated financial statements appearing elsewhere in this prospectus for further details regarding the our debt and operating lease commitments, respectively.

If we do not consummate an initial public offering with aggregate gross proceeds greater than $75.0 million, a Qualified IPO, prior to March 1, 2016, the holders of the Senior Notes have the right to require us to immediately repurchase the Senior Notes, in whole or in part, at a repurchase price of 110% of the principal amount of Senior Notes plus accrued and unpaid interest. Should this occur, we do not expect to be able to repay the Senior Notes without issuing additional debt or equity securities through public or private financings. If we are unable to issue additional debt or equity securities, we may be required to refinance all or part of the existing debt, sell assets or borrow more funds, which we may not be able to accomplish on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

In addition, assuming we do not consummate a Qualified IPO prior to publishing our quarterly results for the first quarter of 2015, we will be required to classify the Senior Notes within current liabilities.

If we undergo a change of control, the holders of the Senior Notes have the right to require us to repurchase their Senior Notes, in whole or in part, at the repurchase prices specified in the indenture governing the Senior Notes plus accrued and unpaid interest, further described in Note 6 to our consolidated financial statements appearing elsewhere in this prospectus.

The consolidated financial statements for the years ended December 31, 2014 and 2013 were prepared on the basis of a going concern which contemplates that we will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should we be required to liquidate some of our assets. Our ability to satisfy our total liabilities at December 31, 2014 and to continue as a going concern is dependent upon either the successful completion of this offering or the timely availability of other long-term financing. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our current operating plan for 2015 contemplates significant improvement in our net cash flows, resulting from sales growth in existing and new products and reduced operating expenses compared to prior periods. In an effort to reduce 2015 operating expenses, we implemented a plan in January 2015 and reduced the number of our employee positions by approximately 15%. See Note 19 to our consolidated financial statements appearing elsewhere in this prospectus for further details.

We believe our available financial resources are sufficient to fund our working capital and other capital requirements through December 31, 2015. Our operations require careful management of cash and working capital balances. Our liquidity is affected by many factors including, among others, fluctuations in revenues, gross profit and operating expenses, as well as changes in operating assets and liabilities. We may need additional funds to support working capital requirements and operating expenses, or for other requirements.

There can be no assurance that we will be successful in executing our business plan, maintaining our existing customer base or achieving profitability. Our failure to generate sufficient revenues, achieve planned gross margins, control operating costs, generate positive cash flows or raise sufficient additional funds may require us to modify, delay or abandon some of our planned future expansion or expenditures, which could have a material adverse effect on our business, operating results, financial condition and ability to achieve our intended business objectives, and therefore, we could be forced to curtail our operations, which would have a material adverse effect on our ability to continue with our business plans.

If we are unable to raise additional financing, or if other expected sources of funding are delayed or not received, we would take the following actions as early as the third quarter of 2015 to support our liquidity needs through the remainder of 2015 and into 2016:

•

effect significant headcount reductions in the United States, EMEA and in APAC, particularly with respect to engineering employees, general and administrative employees and other employees not connected to critical or contracted activities;

•	shift our focus to existing products and customers with significant reduced investment in new products and commercial development efforts;

•	reduce our expenditures for third-party contractors, including consultants, professional advisors and other vendors; and

•	reduce or delay uncommitted capital expenditures.

Implementing this contingency plan could have a material negative impact on our ability to continue our business as currently contemplated, including, without limitation, delays or failures in our ability to:

•	achieve planned product sales;
•	develop and commercialize products within planned timelines or at planned scales; and
•	continue other core activities.

Furthermore, any inability to scale-back operations as necessary, and any unexpected liquidity needs, could create pressure to implement more severe measures. Such measures could have a material adverse effect on our ability to meet contractual requirements and increase the severity of the consequences described above.

Offering of senior notes and warrants

On September 30, 2014, we issued the Senior Notes and 16.3 million fully vested common stock warrants at an initial exercise price of $4.92 per share (subject to adjustment) and received proceeds of $77.0 million, net of issuance costs of $3.0 million. The Senior Notes will bear interest at a rate of 5.00% per year. In addition, on the maturity date we will make an additional cash payment to the holders of the Senior Notes outstanding on the maturity date equal to 15% of the principal amount of the Senior Notes outstanding. In the event we do not consummate a firmly underwritten registered public offering of our common stock that results in aggregate gross proceeds to us of at least $75.0 million prior to March 1, 2016, the holders of the Senior Notes will have the right to require us to repurchase the Senior Notes in whole or in part, at a repurchase price of 110% of the principal amount of the Senior Notes plus accrued and unpaid interest.

We used $31.0 million of the proceeds to repay in full and terminate our loan and security agreements with Silicon Valley Bank discussed below. In addition, we were required to deposit $12.0 million of the proceeds in an escrow account to be used for the Senior Notes’ future interest payments and provide $2.9 million of the proceeds as collateral for letters of credit and other bank services. We incurred $1.0 million in prepayment penalties and bank fees related to our termination of such agreements with Silicon Valley Bank. See Note 6 to our consolidated financial statements appearing elsewhere in this prospectus for further details.

SVB loan and security agreements

In January 2011, we entered into a loan and security agreement, or Loan Agreement, with Silicon Valley Bank, or SVB, to fund our working capital and other general corporate needs. This agreement provided for a term loan and an asset-based revolving line of credit. Since then, we have amended the terms of the agreement on various occasions. In December 2013, we entered into a mezzanine loan and security agreement, or Mezzanine Agreement, with SVB, which provided for a term loan.

Loan agreement

The amendments to the Loan Agreement allowed us to borrow up to an aggregate $22.5 million under the term loan facility. Advances were to be repaid over a period of 36 months or 48 months and carry an interest rate, fixed as of the funding date, equal to the Wall Street Journal prime rate plus 2.0%. In January 2011 and September 2011, we borrowed $6.0 million and $2.5 million, respectively, repayable in 36 monthly installments from the date of each borrowing. In December 2011, we borrowed $5.5 million repayable in 48 monthly installments. Each of these 2011 borrowings had an interest rate of 5.25%. In July 2012 and September 2012, we borrowed $6.0 million and $2.5 million, respectively, repayable in 36 monthly installments from the date of borrowing. Each of these 2012 borrowings had an interest rate of 5.0%. Each of these borrowings also had end of term payments, and as a result, the effective interest rate for the combined loans was approximately 7.0%. As part of the June 2012 amendment, we renegotiated the annual interest rate on a prospective basis on our 2011 borrowings from 5.25% to 5.0%. The aggregate principal amounts outstanding on the term loan as of December 31, 2013 was $8.5 million. No additional amounts were available for borrowing at December 31, 2013.

Credit facility

As of December 31, 2013, the Loan Agreement provided for an asset-based revolving line of credit of up to $25.0 million. The amount available on the revolving line of credit at any point in time was based on 80% of eligible receivables and was subject to a borrowing base calculation. Principal amounts outstanding under the revolving line accrued interest at a floating per annum rate equal to the Wall Street Journal prime rate plus 0.75% and were repayable monthly. We borrowed $10.0 million during 2013 and as of December 31, 2013, we had an outstanding balance of $10.0 million. As of December 2013, the available borrowing base was reduced by $1.8 million for outstanding letters of credit, bringing down the available revolving line of credit as of December 31, 2013 to $13.2 million. The revolving line of credit had a nonrefundable annual commitment fee of 0.5% on the maximum revolving line as well as an unused line charge to be paid quarterly at 0.3% per annum, depending on the average unused portion of the revolving line. Further, a letter of credit fee of 1.25% per annum of the face amount was charged to us for each letter of credit issued during the term and upon the renewal of such letter of credit.

Collateralization and loan covenants

The term loans and the revolving line of credit under the Loan Agreement and the term loan under the Mezzanine Agreement were collateralized by all our assets with the exception of intellectual property; however, the collateral did include all proceeds of all intellectual property. In addition, we had provided a negative pledge regarding our intellectual property and could not encumber it without SVB’s consent. The Loan Agreement contained financial covenants that required us to (1) maintain “minimum liquidity” of unused amounts on the borrowings or the revolving line, whichever is less, plus unrestricted cash and cash equivalents, or unrestricted cash, of at least $25.0 million; (2) maintain a minimum adjusted quick ratio of at least 0.85; (3) maintain minimum billings of at least $86 million for the trailing six months ended June 30, 2014; and (4) maintain adjusted EBITDA levels starting in the first quarter of 2015. On March 31, 2014, we were not in compliance with the adjusted quick ratio covenant. In June 2014, we obtained a waiver from the lender for a fee of $15,000, which we recorded as debt issuance cost within the bank debt and were amortizing over the remaining term of the note. SVB also agreed to reduce the minimum liquidity requirement from $25 million to $20 million for the months July 2014 through November 2014 and lower the adjusted quick ratio beginning the quarter ended June 30, 2014. As of June 30, 2014, our minimum liquidity was $32 million, our adjusted quick ratio was 0.85, our billings for the trailing six months was $109 million and we were in compliance with all of the financial covenants. SVB had the option, immediately upon the occurrence, and during the continuance of, an event of default, including the non-compliance with the above financial covenants, to increase the interest rate per annum by 3.0% above the rate that is otherwise applicable. On September 30, 2014, we paid off all outstanding balances and terminated the Loan Agreement, and therefore, the loan covenants are no longer applicable.

The Mezzanine Agreement consisted of two funding tranches of $7.5 million each. The first tranche was funded upon execution of the Mezzanine Agreement, and the second tranche was funded in the second quarter of 2014. The funding of the second tranche was contingent on our achievement of certain performance requirements related to our billings in the fourth quarter of 2013 and the first quarter of 2014. In connection with the funding of the two tranches, we issued to SVB and an associated bank warrants to purchase up to 1,065,000 shares of common stock with an exercise price of $3.22 per share.

On various dates in 2012, 2013 and 2014, we were not in compliance with certain of the financial covenants and had to seek waivers of such non-compliance from SVB, which required us to pay a penalty and agree to additional financial covenants.

Cash position

As we continue to grow the business, we expect that in any given quarter, we may experience fluctuations in our cash flows from operations. Despite the possibility of such fluctuations in operating cash outflows, management believes our current cash, cash equivalents, available borrowing capacity, funds from the issuance of Series C-1 redeemable convertible preferred stock in February and March 2014 and proceeds from the sale of the Senior Notes are sufficient to meet our operating and capital expenditure cash flow needs through December 31, 2015. However, we may elect to raise additional capital through the sale of additional equity or debt securities, obtain an additional credit facility, license our intellectual property or sell certain assets. If additional funds are raised through the issuance of additional debt or equity securities, holders of any such securities could have rights, preferences and privileges senior to holders of common stock, and the terms of any debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders, and additional financing may not be available in amounts or on terms acceptable to us. See “—Liquidity and capital resources—Overview.”

U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided for on a cumulative total of $8.5 million of undistributed earnings for certain foreign subsidiaries as of December 31, 2014. As of December 31, 2014, we had $6.8 million of cash and cash equivalents held outside of the United States. We intend to reinvest these earnings indefinitely in our foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

As of December 31, 2014, we had current and non-current restricted cash of $4.0 million and $8.0 million, respectively, since we were required to deposit $12.0 million in an escrow account to be used for the Senior Notes’ future interest payments. As of this date, we had other current and non-current restricted cash balances of $2.0 million and $1.4 million, respectively, for security deposits on building leases, bank services and employee flexible spending accounts.

A summary of our cash flow activities were as follows for the periods presented (in thousands):

	Years ended December 31,
	2012	2013	2014
Net cash used in operating activities	$(9,059)	$(54,251)	$(41,041)
Net cash used in investing activities	(7,942)	(9,116)	(32,085)
Net cash provided by financing activities	5,898	76,087	54,833
Effect of exchange rate changes on cash and cash equivalents	25	(54)	657

Net increase (decrease) in cash and cash equivalents	$(11,078)	$12,666	$(17,636)

Operating activities

We had net cash out-flows from operations of $41.0 million for the year ended December 31, 2014 compared to net cash out-flows from operations of $54.3 million for the year ended December 31, 2013. The decrease in cash out-flows from operating activities primarily resulted from a lower net loss and higher non-cash charges for stock-based compensation expense, depreciation and amortization expense as a result of our 2014 acquisitions, the write-off of the acquired BoxTone IPR&D and the revaluation of the preferred and common stock warrants for the year ended December 31, 2014 compared to the year ended December 31, 2013. The decrease in net cash out-flows was partially offset by a reduced increase in our deferred revenues in 2014 compared to 2013 as a result of an increase in recurring billings and a reduction in perpetual license billings as we transitioned our new and existing customers to term licenses.

We had net cash out-flows from operations of $54.3 million for the year ended December 31, 2013 compared to net cash out-flows from operations of $9.1 million for the year ended December 31, 2012. The change in use of cash flows from operations primarily resulted from a higher net loss and a refund in state taxes of $3.0 million that was received in the first quarter of 2012 from a tax overpayment, partially offset by substantially higher deferred revenue balances. The deferred revenue balance increased primarily due to the increase in billings from sales of our secure mobility solution. Further, higher stock-based compensation expenses from increased headcount as a result of a higher common stock price and higher depreciation and amortization expenses from capital additions and intangibles from acquisitions offset the uses of cash flows. We also recognized a non-cash loss on disposal of property and equipment related to our internal information reporting systems, offsetting the uses of cash flows.

Investing activities

We had net cash out-flows from investing activities of $32.1 million for the year ended December 31, 2014 compared to net cash out-flows from investing activities of $9.1 million for the year ended December 31, 2013. The increase in net cash out-flows from investing activities were as a result of the payment of consideration related to the BoxTone acquisition in 2014 and an increase in restricted cash, partially offset by a decrease in purchases of property and equipment from 2013 to 2014.

We had net cash out-flows from investing activities of $9.1 million for the year ended December 31, 2013 compared to net cash out-flows from investing activities of $7.9 million for the year ended December 31, 2012. In 2013, we continued to incur significant costs related to software and systems implementations to enhance the productivity of our back office functions, partially offset by lower restricted cash balance.

Financing activities

We had net cash in-flows from financing activities of $54.8 million for the year ended December 31, 2014 compared to net cash in-flows from financing activities of $76.1 million for the year ended December 31, 2013. The net cash in-flows from financing activities in 2014 consisted primarily of $77.0 million of proceeds from our issuance of the Senior Notes in September 2014, net of issuance costs, the exercise of stock options of $3.8 million, and $1.8 million from the issuance of our preferred stock. These cash in-flows were partially offset by $33.7 million related to the payoff of bank debt and the revolving line of credit and the payment of initial public offering costs of $2.3 million. In 2013, cash provided by financing activities of $76.1 million consisted primarily of proceeds from the issuance of redeemable convertible preferred stock of $63.6 million and $5.2 million from exercises of stock options and borrowings from the revolving line of credit of $9.9 million, partially offset by $2.1 million related to the payment of initial public offering costs.

We had net cash in-flows from financing activities of $76.1 million for the year ended December 31, 2013, compared to net cash in-flows from financing activities of $5.9 million for the year ended December 31, 2012.

We received proceeds from the issuance of redeemable convertible preferred stock of $63.6 million in 2013. In 2013, we borrowed $17.2 million under our loan and security agreements with Silicon Valley Bank and received $5.2 million in proceeds from the issuance of our common stock. These increases were partially offset by $7.0 million in payments on our outstanding borrowings.

Off balance sheet arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2014:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Principal and interest debt payments	$104,000	$4,000	$100,000	$—	$—
Operating lease obligations	16,759	4,931	7,495	4,333	—

Total	$120,759	$8,931	$107,495	$4,333	$—

At December 31, 2014, we had a liability for unrecognized tax benefits of $12.3 million. Due to uncertainties with respect to the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement with the applicable taxing authority. Therefore, the $12.3 million has been excluded from the contractual obligations table above. Also excluded from the table above is a royalty accrual of $2.7 million for use of a third party’s technology.

Our operating lease obligations primarily relate to the lease of our corporate headquarters in Sunnyvale, California and our office in London, England. Our capital lease obligations consist of equipment financing arrangements with vendors.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, operating expenses and related disclosures. We base our estimates and assumptions on our historical experience and various other assumptions that we believe are reasonable under the circumstances. Our actual results may differ from the estimates we make. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, we believe that the following accounting policies involve a greater degree of judgment. Accordingly, these are the policies we believe are the most critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenues

We generate revenues from the sale of software solutions which are composed of secure mobile collaboration applications and mobile application platforms, and essential software-related connectivity services delivered through our network operating center, also referred to as our Good Secure Cloud. We also generate revenues from licensing of our intellectual property. Our customers include enterprises, governments, companies operating corporate communication networks, OEMs, and telecommunications carriers.

We recognize revenues when all of the following conditions are met:

•	We enter into a legally binding arrangement with a customer;
•	Products or services are delivered;
•	The fees are fixed or determinable and free of contingencies or significant uncertainties; and
•	The collection of fees is probable.

Nearly all of our enterprise software licensing arrangements are multiple element arrangements, which include licenses to use our software on the customers’ servers and mobile devices, software maintenance and customer support, and secure connectivity services. Our software is sold under term and perpetual licenses and includes an initial software maintenance and support period of one to three years. Software maintenance and customer support are delivered for a single fee and can be renewed upon contract expiration at the customer’s option. Software maintenance includes unspecified software upgrades, updates and bug fixes. Customer support consists of access to live technical support technicians, on-line knowledge resources and on-site support for premium-level customers. For time-based software license sales, the license, maintenance and support fees are bundled into a single selling unit with a defined period of use. Both perpetual and time-based licenses also include access over the entire respective license period to the Good Secure Cloud, which enables a secure connection between the customers’ servers and their mobile devices through our network operating center. Further, the delivered software elements are essential to the functionality and utility of this secure connectivity service and, as such, these services are delivered over the software license period.

Our recurring revenues consist of sales of term-based licenses for our Good for Enterprise application, Good Collaboration Suite and Good Dynamics, as well as renewals of maintenance and support services associated with sales of perpetual licenses, which are recognized ratably over the stated contractual period, which generally range from one to three years.

Revenues from our perpetual licenses consist of sales of perpetual licenses to our Good for Enterprise application and an associated initial maintenance and support contract, all of which are recognized over the estimated customer life, generally five years. When an arrangement includes both time-based and perpetual software licenses, all revenues are recognized ratably over the longer of the service delivery periods applicable to the time-based and perpetual software licenses, generally five years.

All of the deliverables are deemed to be in the scope of the software revenue recognition rules. The secure connectivity service element is essential to the functionality of the delivered software and, as such, these services are delivered over the software license period. The number of computing tasks is unspecified and the pattern of delivering the tasks is not discernible. Accordingly, proportional performance is applied by analogy to both the software and service elements included in the arrangement. We recognize the amounts allocated to software fees and the related service fees paid upfront ratably over the specified term or the estimated life of the arrangement. As the customer is purchasing an integrated solution, for which the elements are inseparable due to the essential nature of the software and service elements to one another, the associated revenues are presented in a single line item, perpetual licenses, in our consolidated statements of operations.

Since the secure connectivity service obligation is perpetual, we must estimate our service delivery period. When the customer’s software licenses can be transferred to new users, mobile devices or operating systems, our service delivery period is deemed to be the estimated average length of the customer’s relationship with us. We compute the estimated length of the customer relationship at least once each year, and more frequently if qualitative evidence exists that would indicate a possible change in estimated life. We have estimated the average length of the customer relationship to be five years based on historical trends, technological obsolescence and industry perspectives. In arrangements that do not allow for transferability of the perpetual license, such as sales to OEM handset manufacturers, we use the estimated life of the consumer’s mobile device, or 18 months. We estimate the life of the consumer’s mobile device based on industry reports and device refresh eligibility periods by mobile carriers. All elements bundled with the perpetual license are amortized over the same service delivery period.

While we believe our estimates of the average length of the customer relationship period and the life of the consumer’s device to be reasonable based on available information, we may revise such estimates in the future as the profile and behaviors of our customers and the replacement patterns of consumer devices change. Any adjustments arising from changes in the estimates would be applied prospectively on the basis that such changes are caused by new information. Any changes in our estimates of useful lives of these customer relationships or replacement patterns of consumer devices may result in revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate.

We recognize revenues for time-based software licenses and any bundled elements over the contractual term of the arrangement, which is generally one to three years. When an arrangement includes both time-based and perpetual software licenses, all revenues are recognized ratably over the longer of the time-based or perpetual delivery periods applicable to the arrangement.

In certain arrangements with telecommunication carriers, license, maintenance and support and secure connectivity services are billed monthly in arrears based on actual usage. We estimate and recognize revenues from carriers in the current period for those carriers who provide reliable sales data within a reasonable time frame following the end of each month, which allows us to make reasonable estimates of revenues. Determination of the appropriate amount of revenues recognized involves judgments and estimates that we believe are reasonable, but it is possible that actual results may differ from our estimates. Revenues from other carriers are recognized when billed.

Our professional services consist of deployment, consulting and training. These services can be part of software license arrangements or sold separately. When professional services are sold as part of software license arrangements, amortization of revenues for the entire transaction does not commence until completion and acceptance of these professional services, as delivery is not considered to have occurred. Revenues from professional services sold separately from software licenses are recognized upon completion of the services.

Revenues from renewals of support and maintenance contracts are recognized ratably over the contract term.

Intellectual property revenues represent cash settlements with various companies for infringement of our patents or direct licenses of our intellectual property. As part of these settlements, we have granted such companies licenses and a release from all prior damages associated with our patent assets and, in certain circumstances, rights to future intellectual property developed by us. Revenues from these agreements are recognized, based on the terms of the agreements with licensees, immediately, when we have no remaining obligations to the licensee, or amortized over performance periods of up to 13.8 years, when we have granted to licensees rights to receive future intellectual property we may develop.

Our other revenues consist of sales of our Good for You consumer product, including sales through various revenue sharing arrangements with our telecommunications carrier partners, professional services and third-party applications. We receive a monthly payment from certain telecommunication carriers related to their customers’ use of our legacy Good for You product on their networks.

Deferred revenues consist of both intellectual property licensing revenues and payments received in advance of revenue recognition from software licensing and service arrangements. Such revenues are recognized as revenue recognition criteria are met. Deferred revenues that are expected to be recognized during the succeeding 12-month period are recorded as current deferred revenues, and the remaining portion is recorded as noncurrent.

Deferred commissions

We capitalize incremental and directly-related commission costs upon the execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. The deferred commission amounts are recoverable through the future revenue streams under the related customer contracts. We believe this is preferable to expensing the commissions as incurred because the commission costs are closely related to revenues. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations over the period that the revenues from the related customer contract is recognized.

Business combinations

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable and, if different estimates were used, the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount we recognize as goodwill, an asset that is not amortized. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates and, if such events occur, we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

In October 2014, we acquired certain assets and assumed certain liabilities from Macheen primarily with our equity as the purchase consideration. We utilized multiple approaches and methodologies to determine the value of our common stock issued in connection with the Macheen acquisition.

The fair value of our common stock per share issued in connection with the acquisition of Macheen was $4.32. In arriving at our overall equity value to be allocated to the common stock, we placed a 50% weighting on the discounted cash flow method of the income approach and a 50% weighting on the guideline public company method of the market approach.

In May 2014, we acquired certain assets and assumed certain liabilities from Fixmo primarily with our equity as the purchase consideration. We utilized multiple approaches and methodologies to determine the value of our redeemable convertible preferred stock and common stock issued in connection with the Fixmo acquisition.

The fair value of our Series C-2 redeemable convertible preferred stock per share and common stock per share issued in connection with the acquisition of Fixmo was $6.32 and $3.88, respectively. In arriving at our overall equity value to be allocated to the different classes of equity, we placed a 50% weighting on the discounted cash flow method of the income approach and a 50% weighting on the guideline public company method of the market approach.

In March 2014, we acquired BoxTone primarily with our equity as the purchase consideration. We utilized multiple approaches and methodologies to determine the value of our redeemable convertible preferred stock, preferred stock warrants, common stock and stock options issued in connection with the BoxTone acquisition.

The fair value of our Series C-2 redeemable convertible preferred stock per share and common stock per share issued in connection with the acquisition of BoxTone was $6.40 and $4.92, respectively. In arriving at our overall equity value to be allocated to the different classes of equity, we placed a 40% weighting on the discounted cash flow method of the income approach, a 40% weighting on the guideline public company method of the market approach and a 20% weighting to the guideline transaction method of the market approach.

The income approach estimates our enterprise value based on the present value of future estimated cash flows. These future cash flows are discounted to their present values using a discount rate, which is derived from an analysis of the cost of capital of comparable publicly traded companies in the same industry or similar lines of business as of the valuation date. The market approaches estimate our enterprise value based on applying a multiple, which is derived from an analysis of guideline public company multiples and guideline transaction multiples, to our financial metrics. The income and market approaches were weighted based on the facts and circumstances of each valuation.

To allocate our overall equity value, determined using the income and market approaches, to the various classes of equity, we used the probability weighted expected return method, or PWERM, where it focused on two exit scenarios: an IPO scenario and a sale or merger, or M&A, scenario which were weighted 90% and 10%, respectively. Given our current stage of development and the exit strategy of our investors, we made the determination that the probabilities of a dissolution or a stay-private scenario were nominal and no indication of common stock value under these two scenarios was explicitly considered.

Under the IPO scenario, the equity value was allocated to the securities comprising our capital structure using a common stock equivalent method which treats all classes of shares as converted to common and equally weighted. Under the M&A scenario, the equity value was allocated to the securities comprising our capital structure using the Option Pricing Method, as described in “—Stock-Based Compensation.”

The IPO and M&A scenarios were weighted based on our estimation of a future liquidity event. Our considerations of the form, timing and probability of a particular future liquidity event or outcome were based on the business outlook at the time of the valuation date.

We used the Black-Scholes valuation model to value the assumed BoxTone options. For the assumed BoxTone options, the Black-Scholes weighted average assumptions were an expected term of 3.5 years, volatility of 50.0%, 0% dividend rate and a 1.34% risk-free interest rate.

The amortization period and method of acquired intangibles related to Macheen were estimated based on the following information:

Developed technology.    The remaining useful life of five years is based on the pattern of undiscounted cash flows. We calculated the life as the number of years for the development effort to recreate the existing technology and the opportunity cost associated with this investment.

In terms of estimating the developed technology amortization method, we determined that the straight-line method was appropriate. We considered whether it was possible that the asset would be consumed in a manner that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, we believe that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore we assumed a straight-line method of amortization.

Customer relationships.    We determined a five year estimated life to be reasonable. In determining the useful life, we considered the attrition rate observed in the customer base and estimated that the annual attrition rate of the current customer base is approximately 10%. We determined that it would be appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e., more than 75%) of what would be realized. This estimate, coupled with our historical experience, allowed us to determine that five years was reasonable. Absent a more reasonable method, we selected the straight-line method of amortization.

The amortization period and method of acquired intangibles related to Fixmo were estimated based on the following information:

Developed technology.    The remaining useful life of three years is based on the pattern of undiscounted cash flows. We calculated the life as the number of years for the development effort to recreate the existing technology and the opportunity cost associated with this investment.

In terms of estimating the developed technology amortization method, we determined that the straight-line method was appropriate. We considered whether it was possible that the asset would be consumed in a manner that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, we believe that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore we assumed a straight-line method of amortization.

Customer relationships.    We determined a six year estimated life to be reasonable. In determining the useful life, we considered the attrition rate observed in the customer base and estimated that the annual attrition rate of the current customer base is approximately 10%. We determined that it would be appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e., more than 75%) of what would be realized. This estimate, coupled with our historical experience, allowed us to determine that six years was reasonable. Absent a more reasonable method, we selected the straight-line method of amortization.

The amortization period and method of acquired intangibles related to BoxTone were estimated based on the following information:

Developed technology–MSM.    The remaining useful life of four years is based on the pattern of undiscounted cash flows. We calculate the life as the number of years it takes to generate 80% of the undiscounted cash flows for the asset. In addition, the life is primarily influenced by the technology obsolescence curve which we believe is 20%. This obsolescence factor of 20% was estimated based on the technology refreshment cycles in the mobile security sector.

Developed technology–MDM.    The remaining useful life of seven years is based on the pattern of undiscounted cash flows. We calculated the life as the number of years it takes to generate 80% of the undiscounted cash flows for the asset. In addition, the life is primarily influenced by the technology obsolescence curve which we believe is 10% per year. This obsolescence factor of 10% was based on the fact that the MDM market is essentially a commoditized market at this point with little change required going forward. This led to the longer life of seven years.

In terms of estimating the developed technology amortization method, we determined that the straight-line method was appropriate. We considered whether it was possible that the asset would be consumed in a manner that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, we believe that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore we assumed a straight-line method of amortization.

Customer relationships.    We determined an eight year estimated life to be reasonable. In determining the useful life, we considered the attrition rate observed in the customer base and estimated that the annual attrition rate of the current customer base is approximately 10%. We determined that it would be appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e., more than 75%) of what would be realized. This estimate, coupled with our historical experience, allowed us to determine that eight years was reasonable. Absent a more reasonable method, we selected the straight-line method of amortization.

In-process research and development. IPR&D consisted of the in-process Open MSM project awaiting development completion at the time of the acquisition. The value assigned to IPR&D was determined by considering the importance of the product under development to the overall development plan, estimating costs to further integrate the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the project when completed and discounting the net cash flows to their present value. The acquired IPR&D was initially recognized at fair value and is classified as an indefinite-lived asset until such time the successful completion or abandonment of the associated research and development efforts. Efforts necessary to complete the in-process research and development include additional design, testing and feasibility analyses.

The value assigned to IPR&D was based upon discounted cash flows related to the future product’s projected income stream. The discount rate of 12.5% used in the present value calculations were derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the date of acquisition.

During 2012, we acquired two companies, Copiun and AppCentral, with our equity as the consideration. We utilized multiple approaches and methodologies to determine the value of our redeemable convertible preferred stock, common stock and stock options issued for these companies. The two primary approaches were the fundamental analysis approach, which uses generally accepted valuation methodologies to derive an indication of value and the stock transaction approach, which utilizes the indicated values from actual transactions in our common stock. The fundamental analysis and the stock transaction approach were weighted based on the facts and circumstances of each valuation. The weight assigned to the stock transaction approach was estimated based on the volume, comparability and proximity of the transactions to the valuation date. Throughout the year, the volume and size of third-party transactions increased. Accordingly, we increased our reliance and valuation weighting toward the stock transaction approach. The value difference between preferred and common stock was due to the different rights and preferences of the securities including liquidation preference.

For the fundamental analysis, we estimated the fair value of common stock using the probability-weighted expected return method, or PWERM, where we focused on two exit scenarios: an IPO scenario and a sale or merger, or M&A, scenario. Given our current stage of development and the exit strategy of our investors, we made the determination that the probabilities of a dissolution or a stay-private scenario were nominal and no indication of common stock value under these two scenarios was explicitly considered. The IPO scenario considers ranges of future equity values based on pricing multiples of comparable public companies and allocates value to our equity securities at the time of that future liquidity event, then discounts those future common stock values at an appropriate discount rate to the valuation date. To complete this analysis, we applied the guideline public company method of the market approach to value our common stock. For the M&A scenario, the valuation involved a two-step process. First, a current enterprise value was determined based on the discounted cash flow analysis and the comparable public company analysis. Second, the equity value was allocated to the securities comprising our capital structure using the Option Pricing Method, as described in

“—Stock-Based Compensation.” The IPO and M&A scenarios were weighted based on our estimation of a future liquidity event. Our considerations of the form, timing and probability of a particular future liquidity event or outcome were based on the business outlook at the time of the valuation date.

We used the Black-Scholes valuation model to value the assumed Copiun and AppCentral options. As the Copiun assumed options were deep in-the-money, the value was essentially equal to their intrinsic value. For the assumed AppCentral options, the Black-Scholes assumptions were expected term ranging from 0.53 to 5.36 years, volatility of 57.6%, 0% dividend rate, and a 0.47% risk-free interest rate.

Copiun acquisition in September 2012.    The fair value of our redeemable convertible preferred stock per share and common stock per share issued in connection with the acquisition of Copiun was $4.84 and $4.61, respectively. We placed a 75% weighting on recent stock transactions of 6.7 million shares of our common stock at a weighted-average price of $5.05 per share, and the remaining 25% weighting to the fundamental analysis. Within the fundamental analysis, we assigned a 70% weighting toward an IPO outcome scenario occurring by June 2013, and the remaining 30% weighting toward a M&A outcome scenario. The IPO outcome scenario had a higher price per common share than the M&A outcome scenario.

AppCentral acquisition in October 2012.    The fair value of our redeemable convertible preferred stock per share and common stock per share issued in connection with the acquisition of AppCentral was $4.81 and $4.52, respectively. We continued to utilize the fundamental analysis and the stock transaction valuation approaches, and maintained the weighting of 75% on recent stock transactions of 7.2 million shares of our common stock at a weighted-average price of $5.05 per share, and weighting the remaining 25% on the fundamental analysis. For the fundamental analysis, we changed our weighting to 60% toward an IPO outcome scenario and the remaining 40% toward the M&A outcome scenario. During this time, management lowered its financial outlook for 2012 due to lower demand for the second half of 2012. Management lowered the weighting toward an IPO due to the lower demand and indications of a challenging economic environment particularly in Europe. In addition, we delayed our assumed IPO timing. Our lower demand was consistent with the lower price per share we estimated from our IPO outcome scenario due to the fact that our comparable company multiples during this timeframe were lower as well. The lower price per common share under the fundamental analysis was due to our lowered forecast, the lower weighting applied toward the IPO outcome scenario and the push out of the IPO timeframe.

The amortization period and method of acquired intangibles related to Copiun and AppCentral were estimated based on the following information:

Developed technology.    Our experience with technology refreshment cycles in the mobile security sector suggested that five years is a reasonable estimate of the period of amortization. In addition, based on data we monitor for estimating our customer’s life for revenue recognition purposes, we observed that five years was a reasonable estimate for our relationship with a customer; which, based on this five year technology refresh cycle, could be a reason for why a customer may decide to move to a competing or new mobile solution. In terms of estimating the amortization method, we determined that the straight-line method was appropriate. We considered whether it was possible that the asset would be consumed in a manner that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, we believe that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore we assumed a straight-line method of amortization.

Customer relationships.    We determined a four year estimated life to be reasonable and this is consistent with what we have used in the past for customer relationships. Further, in determining the useful life, we considered the period of expected cash flows used to measure the fair value of the customer relationships. We analyzed the population and timing of the cash flows and determined that 80% of the cash flows are estimated to be realized in the next four years. If the range was expanded to 90%, the cash flows were as long as five years. We determined, however, that it would be more appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e., more than 75%) of what would be realized. This estimate, coupled with our historical experience, allowed us to determine that four years was reasonable. Absent a more reasonable method, we selected the straight-line method of amortization.

Impairment of goodwill and intangible assets and other long-lived assets

We review our goodwill for impairment annually during the third quarter of our fiscal year, as of September 30, and more frequently if an event or circumstance indicates that an impairment loss has occurred. We are required to test our goodwill for impairment at the reporting unit level, which we have concluded that we have only one reporting unit.

Our test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative assessment considers factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, other relevant entity-specific events and events affecting a reporting unit. If we determine, based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, then a quantitative goodwill impairment test is required.

The quantitative test for goodwill impairment is a two-step process. The first step compares the fair value of each reporting unit with its respective carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of our reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. The second step, used to measure the amount of impairment loss, compares the implied fair value of each reporting unit’s goodwill with the respective carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Determining the fair value of a reporting unit is subjective and requires judgment at many points during the test including the development of future revenue and expense forecasts used to calculate future cash flows, the selection of risk-adjusted discount rates, and determination of market comparable entities.

We assess impairment of long-lived assets, such as intangible assets and property and equipment, on at least an annual basis and when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or changes in the planned use of assets.

Recoverability is assessed based on the fair value of the asset, which is calculated as the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized in the consolidated statements of operations when the carrying amount is determined to be not recoverable and exceeds fair value, which is determined on a discounted cash flow basis.

We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future.

Income taxes

We use the asset and liability method to account for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

A valuation allowance is recorded to reduce the recognized net deferred tax assets to an amount that will more likely than not be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient future taxable income in the jurisdiction in which the tax asset is located. We consider forecasted earnings, identified future taxable income and prudent and reasonable tax planning strategies in assessing the need for a valuation allowance.

We also provide reserves as necessary for uncertain tax positions taken on our tax filings. First, we determine if a tax position is more likely than not to be sustained upon audit solely based on technical merits, including resolution of related appeals or litigation processes, if any. Second, based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement, we recognize any such differences as a liability. We include in income tax expense any interest and penalties related to uncertain tax positions.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes in the period in which such determination is made.

Stock-based compensation

Our stock-based compensation programs consist of grants of equity-based awards to employees, certain non-employee service providers and non-employee directors, including stock options, restricted stock awards, restricted stock units and performance-based equity awards.

We measure stock-based compensation expense for grants of equity-based awards at the grant date based on the estimated fair value of the award using the Black-Scholes option pricing model. The estimated fair value, net of forfeitures, is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. We estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures.

The fair value of performance-based equity awards is based on the estimated fair value of the award on the date of grant and assumes that the performance criteria will be met and the target payout level will be achieved. Compensation cost is adjusted for subsequent changes in the probable outcome of performance-related conditions until the award vests. Changes in the underlying factors and assumptions utilized may result in significant variability in the stock-based compensation costs we record, which makes such amounts difficult to accurately predict.

Our option-pricing model requires the input of highly-subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates, and are as follows:

Fair value of our common stock.    Because our common stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “Common Stock Valuations” below.

Expected term.    The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we have based our expected term on the simplified method available under U.S. GAAP.

Expected volatility.    As there is no public market for our common stock prior to this offering, we have limited information on the volatility of our common stock. The expected volatility is determined based on historical volatility of the common stock of a peer group of publicly traded companies. When making the selections of our industry peer companies to be used in the volatility calculation, we considered the size, operational and economic similarities to our principal business operations.

Risk-free rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

Dividend yield.    We have not paid and do not expect to pay dividends.

The following assumptions were used for each respective period to calculate our stock-based compensation:

	Years ended December 31,
	2012	2013	2014
Risk-free rate	0.82%	1.23%	1.86%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	58.85%	57.54%	50.92%
Expected term (years)	6.05	6.21	5.89

The following table summarizes options, restricted stock units and restricted stock awards granted since January 1, 2014:

Grant date(1)	Number of shares subject to equity awards granted	Exercise price per share for options granted	Fair value per share of common stock
January 29, 2014	785,250	4.10	3.53
June 12, 2014	4,488,601	3.88	3.88
June 25, 2014	4,500	3.88	3.88
July 30, 2014	172,750	3.88	3.88
November 5, 2014	2,277,735	4.32	4.32
December 15, 2014	76,625	4.32	4.32
February 23, 2015	171,160	4.26	4.26

(1)	The table above does not include options assumed in acquisitions since these options are not part of our recurring granting process. For a discussion of the fair value of our common stock at the acquisition dates, see Critical Accounting Policies and Estimates—Business Combinations.

Based upon the assumed initial public offering price of $        per share, the midpoint of the price range reflected on the cover page of this prospectus, the aggregate intrinsic value of equity awards outstanding as of December 31, 2014 was $        million, of which $        million related to vested awards and $        million related to unvested awards.

Common stock valuations

The fair value of the common stock underlying our stock options, restricted stock units and restricted stock awards was determined by our board of directors. To assist our board of directors with the determination of the exercise price of our stock options and the fair value of the common stock underlying the options, restricted stock units and restricted stock awards, we obtained contemporaneous third-party valuations of our common stock. The independent valuations performed by unrelated third-party specialists were utilized by our board of directors to assist with the valuation of the common stock. However, management and our board of directors have assumed full responsibility for the estimates. The board of directors utilized the fair values of the common stock derived in the third-party valuations as a factor to set the exercise prices for options granted. The valuations of our common stock were determined in accordance with the guidelines in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the estimated fair value of our common stock as of the date of each grant of equity awards, including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	third-party sales of our common and redeemable convertible preferred stock;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to the common stock;

•	our operating results and financial condition;

•	current business conditions and projections;

•	revenue and billings growth;

•	material risks related to our business;

•	equity market conditions affecting comparable public companies;

•	the likelihood of achieving a liquidity event for our common stock, such as an initial public offering or sale of our company, given prevailing market and mobility sector conditions;

•	hiring of key personnel and the experience of our management;

•	the status of our product development efforts;

•	industry information such as market size, sector growth and volume;

•	that the grants involved illiquid securities in a private company; and

•	the U.S. and global capital market conditions.

Prior to May 2012, our board of directors determined the equity value of our business using various methodologies. We first established the enterprise value of our company using generally accepted valuation methodologies including discounted cash flow analysis and comparable public company analysis. Using the discounted cash flow analysis, we estimated the value based on the expectation of future cash flows we would generate. These future cash flows were discounted to their present values using a discount rate commensurate with the risks associated with the cash flows. An appropriate discount rate was derived from an analysis of the cost of capital of comparable publicly traded companies in our industry and required rates of return observed in venture capital-backed companies. Using the comparable public company analysis, we utilized market multiples of companies that are publicly traded to derive an indication of value. Given our significant focus on investing in and growing our business, we primarily utilized the revenue multiple when performing our valuation assessment under the market approach which we believe is the most useful metric to use when estimating our value as compared to other companies. Comparable companies were selected based on a number of criteria including the comparability of their operations, size and growth prospects to ours. We selected two comparable company groups based on our products and industry and business model. The first comparable company group was comprised of companies that develop enterprise and mobility products. The second comparable company group was comprised of software-as-a-service, or SaaS, companies with a large recurring revenue base. The discounted cash flow analysis and comparable company analysis were weighted equally in deriving an enterprise value. The composition of comparable companies did not change between the periods.

We then allocated the enterprise value to the securities comprising our capital structure using the Option Pricing Method, or OPM, as described in the AICPA Practice Aid titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The concluded common stock value also reflected a discount for lack of marketability.

In May 2012, our board of directors revised our valuation methodology. The two primary reasons for the change were the contemplation of a potential liquidity event and the completion of third-party transactions in our common stock. Commencing with the May 2012 grants, we utilized multiple approaches and methodologies to value our common stock. The two primary approaches were the fundamental analysis, which uses generally accepted valuation methodologies to derive an indication of value, and the stock transaction approach, which utilizes the indicated values from actual transactions in our common stock. The fundamental analysis and the stock transaction approach were weighted based on the facts and circumstances of each valuation. The weight assigned to the stock transaction approach was estimated based on the volume, comparability and proximity of the transactions to the valuation date. Throughout the year, the volume and size of third-party transactions increased. Accordingly, we increased our reliance and valuation weighting toward the stock transaction approach. We applied different weighting of our secondary sales to third parties of our common stock as an input into our common stock valuations based on the availability of information that the buying and selling stockholders had of our historical results of operations and forecast, although these were not the only inputs considered.

For the fundamental analysis, we estimated the fair value of common stock using the probability-weighted expected return method, or PWERM, where we focused on two exit scenarios: an IPO scenario and a sale or merger, or M&A, scenario. Given our current stage of development and the exit strategy of our investors, we made the determination that the probabilities of a dissolution or a stay-private scenario were nominal, and no indication of common stock value under these two scenarios was explicitly considered. The IPO scenario considers ranges of future equity values based on pricing multiples of comparable public companies and allocates value to our equity securities at the time of that future liquidity event, then discounts those future common stock values at an appropriate discount rate to the valuation date. To complete this analysis, we applied the guideline public company method of the market approach to value our common stock. For the M&A scenario, the valuation involved a two-step process. First, a current enterprise value was determined based on the discounted cash flow analysis and the comparable public company analysis. Second, the equity value was allocated to the securities comprising our capital structure using the OPM, as described above. The IPO and M&A scenarios were weighted based on our estimation of a future liquidity event. Our considerations of the form, timing and probability of a particular future liquidity event or outcome were based on the business outlook at the time of the valuation date.

Quantitative and qualitative disclosure about market risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange risks and inflation.

Interest rate fluctuation risk

We had cash and cash equivalents of $42.1 million and $24.5 million as of December 31, 2013 and December 31, 2014, respectively. Our cash and cash equivalents are held primarily in cash deposits and money market funds. We hold our cash and cash equivalents for working capital purposes. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income. During 2013 and 2014, a 100 basis point change in overall interest rates would not have had a material impact on our interest income.

Interest rate risk also reflects our exposure to movements in interest rates associated with our former revolving credit facility. The interest bearing credit facility was denominated in U.S. dollars and the interest expense is based on the Wall Street Journal Prime interest rate plus 0.75%. As of December 31, 2013 and December 31, 2014, we had outstanding principal balances on our loans totaling $26.0 million and $80.0 million, of which $10.0 million and $80.0 million was outstanding, respectively. The term loan had a fixed annual interest rate of 5.0%, and therefore, we do not have economic interest rate exposure on the term loan. However, the fair value of the loan was exposed to interest rate risk. The Senior Notes have a fixed annual interest rate of 5.0%, and therefore, we do not have economic interest rate exposure on the Senior Notes. Generally, the fair market value of our fixed interest rate loan would increase as interest rates fall and decrease as interest rates rise. For the credit facility, a hypothetical 100 basis point change in the interest rate during any of the periods presented would not have had a material impact on the fair value of the Senior Notes.

Foreign currency exchange risk

A substantial portion of our sales are currently denominated in U.S. dollars. We have foreign currency risks related to our revenues and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound, the Euro, the Australian dollar, the Canadian dollar, the South Korean won, the Japanese yen and the Chinese yuan. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in our net losses as a result of translation gains (losses) related to revaluing certain cash balances, trade accounts receivable balances and accounts payable balances that are denominated in currencies other than the U.S. dollar. In the event our foreign currency denominated cash, accounts receivable, accounts payable, sales or expenses increase relative to our domestic sales and operations, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. To date, we have occasionally used foreign currency forward contracts to manage a portion of our currency exposure to the Euro and the British Pound. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent accounting pronouncements

In May 2014, the FASB issued new accounting guidance related to revenue recognition. This new standard will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for us beginning January 1, 2017 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact of adopting this new accounting standard on our consolidated financial statements.

In June 2014, the FASB issued new guidance related to stock compensation. The new standard requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and can be applied either prospectively or retrospectively to all awards outstanding as of the beginning of the earliest annual period presented as an adjustment to opening retained earnings. Early adoption is permitted. We are evaluating the impact, if any, of adopting this new accounting guidance on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” which provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. We are evaluating the impact, if any, of adopting this new accounting guidance on our consolidated financial statements.

Business

Overview

We are the leading secure mobility platform for enterprises and governments worldwide. Our platform enables secure access to applications and data across devices and operating systems and delivers comprehensive mobile lifecycle management capabilities to build, deploy, manage and support these applications. We pioneered the category of secure mobility by being the first to combine applications with end-to-end security, device management, mobile application development and mobile service management across multiple operating systems.

We alone provide a complete solution that includes proven cross-platform enterprise-grade security, a suite of collaboration applications, integrated device, application and service management, analytics tools, comprehensive rapid application development capabilities, and a third-party application and partner ecosystem. Our platform protects data at rest, in use, and in motion between applications across a mix of devices and can be deployed in the cloud, on premise or as a hybrid solution. We have achieved industry validation of our security architecture through independent third parties and are the only cross-platform mobile collaboration solution to receive the highest level of certifications, such as Common Criteria for Information Technology Security Evaluation Assurance Level 4+, or Common Criteria EAL-4+, for both iOS and Android. Our solution empowers businesses to create and manage secure interactions across a mix of data and applications, and secures over 2.6 billion messages worldwide per week.

As of December 31, 2014, we had over 6,200 active customers in 189 countries, approximately 50% of which operate within regulated industries with some of the most stringent security requirements, such as financial services, healthcare and government. Today, our solution is employed by 100% of the Fortune 100 commercial banks, 100% of the Fortune 100 aerospace and defense firms, nine out of 11 of the Fortune 100 insurance companies, and six out of seven of the Fortune 100 healthcare providers. Our government customers include military and civilian agencies in 16 countries around the world, including the United Kingdom, France, Germany, Malaysia and the United States, such as the U.S. Department of Defense, U.S. Department of Homeland Security and U.S. Air Force.

According to IDC, 1.29 billion mobile devices were in use at work worldwide by the end of 2014, and that number is expected to reach 1.87 billion by 2018. The proliferation of mobile devices and applications is generating some of the greatest opportunities and challenges in software today. Mobile computing has reshaped the way people connect, communicate and create. The number of connected mobile devices exceeded the world’s population in 2014, according to Cisco’s Visual Networking Index. Today’s users demand to be as productive while they are mobile as they are while in the office. Organizations need to deliver both existing and new applications and services to mobile devices to drive revenue, improve efficiency, and increase customer loyalty. At the same time, the risk of cybercrime is growing exponentially for organizations of all types and sizes, making CIOs increasingly uncomfortable about allowing corporate data on mobile devices. In 2014, cybersecurity incidents grew 48% from 2013, according to PwC’s The Global State of Information Security Survey 2015. Despite the vulnerability associated with these devices, only 54% of companies surveyed by PwC reported having a mobile security strategy in place. The challenge for organizations today is balancing the need for enterprise-grade security and compliance while offering users the flexibility and personalization that they already enjoy on their personal mobile devices. We provide a solution for organizations that supports enterprise-grade security and an uncompromised user experience across a wide range of heterogeneous devices and applications.

Good Technology has been recognized as a market leader in Gartner Inc. “Magic Quadrant for Enterprise Mobility Management Suites” for four consecutive years. We believe our unique and proven security architecture and comprehensive mobile lifecycle management capabilities are core differentiators. Our unique platform provides IT departments with the ability to support any Good-secured application across devices and users, in the cloud, on premise, or as a hybrid solution.

We offer a range of Good Enterprise Mobility Management (EMM) Suites, each one tailored to address the different stages of an organization’s mobility strategy. An organization’s first mobility strategy is typically to securely mobilize basic productivity. As its strategy matures, it often looks to add additional collaboration capabilities. An organization fully embracing mobility seeks to create unique business processes with new custom mobile applications and more sophisticated operations management capabilities. The Good EMM Suites are designed around these stages and are built on our Good Dynamics secure mobility platform. Our platform simplifies the creation of mobile applications and the ongoing management of applications, data and devices without compromising on security or compliance requirements. As a result, our customers, no matter where they may be in the implementation of their own mobility strategy, have access to a secure, flexible and enterprise-grade foundation that is designed to respond to their growing mobility needs.

We also sell a consumer-oriented application, known as Good for You, which generated the largest portion of our revenues from 2009 through 2011 but, beginning in 2012, represented and will continue to represent an increasingly smaller portion of our revenues. We consider this our legacy product, and we no longer focus our sales and marketing efforts on the Good for You application.

We have been an innovator in secure mobility solutions since our inception in 1996. As of December 31, 2014, we had 164 issued patents and 114 patent applications globally and had sold more than 15.3 million licenses. Further, we had over 1,600 customer-developed Good-secured applications on our platform as of February 28, 2015. We also have an ecosystem of leading independent software vendors, or ISVs, system integrators, device makers and mobile operating system platform providers to support our secure mobility platform

In 2012, 2013 and 2014, our recurring billings, a non-GAAP financial measure, were $71.8 million, $85.5 million and $128.1 million, respectively, representing 37% of total billings for 2012, 44% of total billings for 2013 and 58% of total billings for 2014. In 2012, 2013 and 2014, we generated recurring revenues of $19.8 million, $46.7 million and $81.4 million, respectively, representing year-over-year growth of 178% for 2012, 136% for 2013 and 74% for 2014. In 2012, 2013 and 2014, we generated total revenues of $116.6 million, $160.4 million and $211.9 million, respectively, representing year-over-year growth of 37% for 2012, 38% for 2013 and 32% for 2014. Our net losses were $90.4 million, $118.4 million and $95.4 million in 2012, 2013 and 2014, respectively. See “Selected Consolidated Financial and Other Data—Key Financial and Performance Metrics” for more information and a reconciliation of recurring billings and total billings to recurring revenues and total revenues, respectively, the most directly comparable financial measure calculated and presented in accordance with GAAP.

We intend to continue investing for long-term growth. We have invested and continue to invest heavily in our product development efforts to create new products that are complementary to our existing products, enhance our existing products, further develop security and management technologies, and expand our application development platform. While we believe that these investments in our business will result in our long term growth and eventual profitability, we face a number of key challenges that will impact any future success. These include our ability to increase sales of our solution to new customers and further penetrate existing customers, successfully market and sell our Good Dynamics platform, and anticipate our customers’ evolving mobility needs by continuing to provide them with solutions that address the challenges they face with making their organizations more productive in an increasingly mobile world.

Industry background

Proliferation of mobile devices and applications is one of the most significant technological shifts in the enterprise since the Internet

Rapid proliferation of mobile devices and applications is transforming the enterprise platform into a mobile platform. Amid a backdrop of steep increases in smartphone and tablet shipments, desktop and portable PC shipments began to decline in 2013. IDC estimates that in 2014, shipments of business use smartphones outpaced PC shipments by a ratio of 2:1. According to IDC, there were 339.1 million business-use smartphones and tablets shipped worldwide in 2014. As demonstrated by the trends in device shipments, the mobile platform is becoming the primary computing platform in the enterprise, and, as a result, IT needs to shift its focus to view mobility as a key element in the core foundation of enterprise technology.

Mobile platforms present a host of new challenges for IT departments. Mobile devices and applications have become mission critical to users, and in response, IT departments must provide 24/7 availability of applications and features, as well as seamless scalability for new devices, applications and users.

The cybersecurity risk has expanded to include mobile

Cybercriminals are expending significant resources to exploit sensitive intellectual property and personal data, causing financial and reputational damage while nation states are pursuing cyber espionage that could threaten national security. In 2014, there were many large and pervasive incidents that affected retailers, financial institutions, governments and others. PwC’s The Global State of Information Security Survey 2015 reported that global security incidents increased by 48% from 2013 to 2014. Furthermore, in the same report, respondents from companies with greater than $1 billion in revenue reported an average of 13,138 incidents in 2014, an increase of 44% year over year. Compounding cybersecurity challenges, criminals and nation states are increasingly targeting mobile devices and leveraging personal applications as a conduit for malware designed to steal corporate data. As both mobility and cybercrime continue to grow, the need for robust security solutions on mobile devices becomes increasingly critical to the enterprise.

Enterprises are adopting diverse strategies to benefit from mobility

Enterprises are adopting a variety of mobility strategies across multiple audiences:

Enabling employees with mobility.    Employees are often the first audience a business addresses within its mobile strategy. Employees utilize a wide variety of mobile devices from multiple manufacturers. Businesses are adopting multiple strategies to enable mobility for their employees, including corporate-owned and employee-owned devices (also known as “Bring Your Own Device,” or BYOD). Historically, due to high device costs and data plan rates, enterprises provisioned mobile productivity tools to a limited number of employees with a proven business need, such as executives and sales people. As the capabilities and diversity of devices and applications have grown, the spectrum of devices supported has expanded. Organizations also leverage mobile devices into fixed-function applications, such as terminals for policing and nursing. The total number of employees being given access to mobile solutions continues to grow with an October 2014 Dimensional Research and Check Point study of IT professionals reporting that over 75% of respondents allowed personal devices to connect to their corporate network, and 72% of respondents reporting that the number of personal devices in their network had more than doubled over the past two years.

Organizations, recognizing the opportunities of mobile computing, are rapidly adopting BYOD programs. We believe that employees’ motivation and productivity are increased when they are able to use the devices and applications of their choice in the workplace. In addition, many enterprises are adopting BYOD programs to reduce IT personnel, software license, mobile voice and data and device costs. Some workflows that have traditionally been performed on fixed-function devices, such as custom-designed kiosks, are now being delivered in a more familiar form factor and with user-friendly, intuitive navigation on smartphones and tablets. For example, hospitals are deploying tablets to enable doctors, nurses and technicians to remain connected to vital information as they move throughout a hospital. The data and applications on these devices must be secured in order for the hospital to comply with the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and privacy regulations. Retail organizations are employing tablets as retail kiosks to provide customers with mobile points-of-sale as well as targeted shopping experiences integrating audio, video and social networking. These devices and their applications must be secured to ensure protection of consumer and business information.

Enabling mobile business processes with business partners.    Enterprises are seeking ways to utilize mobility to enable business activity and collaboration with partners to improve productivity, responsiveness and transparency. These partners can range from suppliers and distributors to board members, legal and financial service providers, and independent agencies. For example, through mobile applications, insurance companies can interact in real-time with a distributed group of independent agents, collaborating on customer data entry and quotes. A traditional mobile device management solution is often insufficient as it requires the participating organization to assume control of the entire device and not just the specific application being shared and cannot add policy or security at an application level.

Enabling mobile business processes with customers.    Enterprises are also seeking to utilize mobility to enable interactions with customers and consumers to provide a more personalized experience, convenience of access and opportunities for marketing outreach. Mobile applications that support business processes of this kind are already becoming established in banking, retail, healthcare and insurance. For example, mobile banking applications now enable the ability to pay bills or submit checks from anywhere. Similarly, many healthcare clinics have deployed applications that enable real-time communication of test results and to set appointments. As enterprises build mobility solutions for customers and consumers, security and privacy are increasingly important to maintaining client relationships and ensuring trusted interactions.

Legal, HR and privacy complexities have evolved as more employees are using personal devices for corporate uses

Enterprises traditionally provided corporate-owned devices where the voice and data plans were fully paid for by the organization. With the rise of BYOD, legal, HR and privacy complexities have evolved around mobility, including issues such as billing, data accountability and privacy concerns. Companies implementing BYOD policies are faced with the choice of providing a stipend to the employee, without any true understanding of the actual corporate use of the device, or implementing complex expense reporting that costs the company and the employee significant time and potentially infringes upon employee privacy. Adding to the complexity, wireless carriers are moving from unlimited data and limited voice offerings, to limited data and unlimited voice offerings. Technologies such as split billing allow IT to separate business and personal cellular data usage on the same device and automatically bill this data usage to either the company or the employee, without compromising user privacy. By 2020, organizations expect over half of their employees to participate in a BYOD program with no resistance, according to a recent Gartner survey. We feel this will only increase the need and opportunity for organizations to utilize split billing solutions.

Given these trends, we believe it is critical for enterprises to be able to easily and rapidly secure, build, manage and support mobile applications and processes across this wider range of use cases as the business demands.

Our opportunity

IDC has defined the mobile enterprise software and services market as the convergence of several emerging markets that in aggregate are estimated to be approximately $5.3 billion in 2013, growing to approximately

$10.4 billion by 2017, representing a compounded annual growth rate of 18.3%. These markets include the enterprise mobility management, mobile lifecycle management, mobile enterprise applications and mobile enterprise security markets.

As enterprises increasingly adopt mobility as a primary work environment, we believe that the market for secure mobility solutions will take an increasing share of IT spend from commercial, non-mobile, software markets. These markets include the security software, application development software, collaborative applications, quality and lifecycle tools, and system management software and network software markets, which totaled $63.2 billion in 2013, according to IDC. In an April 2014 survey by IDC, 59% of respondents identified mobility integration and management as a high or essential investment priority for the next 12 months. Further, almost half (48%) of respondents to PwC’s 2014 Global Economic Crime Survey said the perception of cybercrime risk to their organization had increased in the past year, up from 39% in 2011.

Additionally, the Internet of Things is creating new connected autonomous devices and “wearables” out of traditionally non-connected objects such as watches, home security, fitness bands, vehicles and home appliances. Employees have already begun bringing wearables into the workplace causing companies to face the same challenges they face today with smartphones and tablets in their workforces. IDC estimates that there will be 30 billion “connected (autonomous) things” in 2020 and PwC’s The Global State of Information Security Survey 2015 cited a recent Hewlett Packard Company review of 10 of the most commonly used connected devices and found that 70% contain serious vulnerabilities.

We believe that upgrades in mobile infrastructure, increases in computing power and subsequent decreases in technology costs, combined with the proliferation of applications, are unlocking new opportunities for enterprises to deploy secure mobile computing to a larger portion of the workforce. Additionally, we believe the extension of mobility to formerly stationary or manual processes will further increase the market for secure mobility solutions.

The rise of mobility presents several key challenges for major constituents

In order to be successful, a secure mobility solution must address a number of key challenges across all constituents:

For the user, delivering uncompromised user experience and privacy.    Today’s employees expect to have access to dynamic, collaborative and efficient business applications on their existing personal mobile devices. IT must satisfy the need for security and compliance without sacrificing the employee’s need for privacy or compromising the user experience.

For IT:

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For the chief security officer, a platform that provides robust security and protects sensitive data and enables compliance at every point in the end-to-end data flow at scale.    Smartphones and tablets present particular challenges to chief security officers responsible for safeguarding enterprise infrastructure, applications and data. Modern mobile operating systems are designed to support the simplified, and in many cases automatic, sharing and replication of data across devices. They can also be “rooted” or “jailbroken,” which compromises their built-in, operating system-level security measures. This exposure threatens the security of sensitive corporate data. Lost or stolen devices can also result in material security breaches if the data on the devices cannot be remotely secured by IT administrators. In addition, criminals and nation states are increasingly targeting mobile devices and leveraging personal applications as a conduit for malware designed to steal corporate data. Many enterprises need to demonstrate compliance with industry security regulations on corporate and employee-owned devices in order for their communications to be auditable and compliant with company policies and industry security regulations.

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For developers, rapid development of mobile applications compliant with policies.    Independent software vendors and internal enterprise development organizations need to rapidly develop robust business applications that are compliant with an organization’s security policies. They also need to ensure that these applications are able to work across a variety of devices, operating systems and mobility strategies.

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For IT operations personnel, securely deploying and managing mobile applications and data across an increasingly complex and diverse network of devices at scale to employees, business partners and customers.    Deploying appropriate security and compliance for a large number of diverse enterprise mobile applications built for multiple lines of business across multiple mobility strategies and on multiple development frameworks requires a considerable amount of enterprise time, effort and resources. In order for enterprises to take advantage of the benefits and opportunities offered by mobile computing, internal enterprise development organizations need to be able to create applications using any mobile development framework and rapidly deploy them with the same level of trusted security.

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For IT support personnel, supporting a large and growing population of active users with heterogeneous devices and applications with the quality, service levels and uptime expected of mission-critical business systems.    To maintain service quality as they scale deployments, enterprises need an integrated solution that manages both mobile devices and mobile applications. Solutions should include the capability to manage, secure, and distribute applications across distinct user populations with varying policy requirements, together with real-time visibility into an organization’s mobile usage and operational status to support and service level agreement compliance. Solutions should have the ability to monitor mobile application transactions, network availability and performance and support backend server infrastructure and to proactively alert administrators and suggest corrective actions.

A successful solution for organizations must provide both enterprise-grade security and an uncompromised user experience across a wide range of heterogeneous devices and applications. It also must enable the entire mobility lifecycle to secure, build, manage and support any application, user and device across an organization’s employees, business partners, and customers while delivering enterprise-grade scalability and availability.

Key benefits of our solution

We are the leading secure mobility platform for enterprises and governments worldwide. We provide a complete solution that includes proven cross-platform enterprise-grade security, a suite of collaboration applications, integrated device, application and service management, analytics tools, comprehensive rapid application development capabilities, and a third-party application and partner ecosystem.

Key benefits of our solution include:

Enterprise-grade security and compliance.    First and foremost, our solution provides a security approach that has been validated by the many successful deployments we have with the most discerning enterprises and governments around the world that impose the strictest security and compliance requirements. Our security capabilities can be deployed on devices or in applications that use enterprise data and include strong two factor authentication, access control, single sign-on, identity federation, and on-demand policy deployment and enforcement. Our flagship product, Good for Enterprise, uses FIPS 140-2 and FIPS 201 certified cryptographic libraries and is architected to enable our customers to comply with the most stringent security and data protection standards and regulations in the industry. Our government customers include military and civilian agencies in the United States, the United Kingdom, France, Germany, the Netherlands, Sweden, Canada and Australia. Good is the only cross-platform mobile collaboration solution to achieve Common Criteria EAL4+ certification, and the only solution to meet this level of certification on either iOS or Android.

Flexible, comprehensive end-to-end solution.    We provide line of business leaders with a single platform to secure, build, manage and support mobile applications and processes across all of their mobility strategies. Our solution provides a secure mobility platform that solves for a mix of legacy and mobile-optimized applications, cloud and on-premise deployment models, a variety of devices and operating systems, and multiple mobility strategies across employees, business partners and customers.

Enterprise-scale availability.    Our secure mobility solution includes comprehensive mobile service management for monitoring operations and analytics support, allowing IT to deliver mission-critical service level agreements for mobility at scale. Real-time monitoring, proactive alerting, rapid incident resolution and environment tuning enable IT operations to deliver the reliability the business requires.

Rich user experience and privacy.    Our solution provides an intuitive, integrated user experience, without compromising employees’ privacy or corporate security. We accomplish this by separating enterprise data from personal data, enabling IT to deploy security policies on business applications and data independently from the device without violating user privacy. By default, IT does not have access to non-enterprise applications or data on users’ mobile devices. Depending on an employer’s corporate policy and the configuration of our solution, IT may be able to extract certain limited information, such as phone numbers and applications installed on a user’s mobile device. This approach enables IT to enforce their policies for passwords, timeouts, and other security controls without impacting the employee’s access to personal applications, privacy, device choice and overall experience.

Rapid application development.    Our solution allows IT to securely develop applications for their users, partners and customers. Our Good Dynamics platform provides independent software vendors and internal enterprise development organizations with security and application services that enable them to rapidly develop robust business applications that meet the highest standards of security across a variety of devices and operating systems, without having to learn or code many aspects of enterprise security themselves. These services simplify secure mobile application development and enable developers to design applications to enable rich, complex and collaborative workflows on mobile devices across varied mobility strategies. Additionally, line of business leaders are able to work with internal enterprise development organizations to deliver new applications that enable new business processes and workflows, creating strategic business value both within the enterprise and beyond to external partners and customers. Our platform can be used by internal development teams to create applications specific to their enterprise, or can be used by independent software vendors to build applications that complement our collaboration suite and provide functionality for new workflows.

Fast, large scale deployment.    Our secure mobility solution has been architected to scale reliably to hundreds of thousands of devices, allowing IT to rapidly deploy secure mobile applications to devices that are both managed or unmanaged by the enterprise. The Good Secure Cloud enables Good-secured applications access to behind the firewall servers and other resources and provides a highly available datacenter, including a geo-redundant disaster recovery site. The Good Dynamics Direct Connect deployment option uses the Good Proxy server or an optional commercial off-the-shelf proxy to provide a direct application data path, from the device to behind the firewall servers and other resources.

Centralized management.    Our secure mobility solution provides management capabilities that allow IT to manage hundreds of thousands of devices and users, within a single business and between multiple enterprises. Our solution can scale reliably to hundreds of thousands of devices running numerous business applications on corporate-owned, employee-owned and fixed-function devices. Our comprehensive security and compliance capabilities include automated policy and configuration management across devices and applications, while audit reporting and data protection deliver additional control for IT to protect against mobile threats.

Competitive strengths

We pioneered the category of secure mobility by being the first to combine applications with end-to-end security, device management, mobile application development and mobile service management across multiple operating systems. Our solution has been deployed at scale by a number of the largest global enterprises with some of the most stringent security requirements such as financial services, healthcare and government organizations.

We believe we have a number of unique competitive advantages that position us for continued leadership and growth within the market. Our competitive strengths include:

Proven and trusted security approach.    The strength of our secure mobility solution has been validated by the many successful deployments we have with the most discerning enterprises and governments around the world that impose the strictest security and compliance requirements. Our solution uses FIPS 140-2 and FIPS 201 certified cryptographic libraries, has achieved Common Criteria EAL4+ certification, and is architected to enable our customers to comply with the most stringent security and data protection standards and regulations, such as HSPD-1, FFIEC, HIPAA and HITEC. Good is the only cross-platform mobile collaboration solution to achieve CC EAL4+ certification, and the only solution to meet this level of certification on either iOS or Android.

Flexible, comprehensive end-to-end secure mobility solution.    We provide line of businesses with a single platform to secure, build, manage and support mobile applications and processes across all of their mobility strategies across a mix of legacy and mobile optimized applications, cloud and on premise deployment models, a variety of devices and operating systems, and multiple mobility strategies across employees, business partners and customers.

Industry-leading scalability and service management.    We believe we have the industry’s leading mobile service management solution as a result of the acquisition of BoxTone Inc. Our mobile service management capabilities are trusted by many of the world’s leading enterprises, managed service providers, or MSPs, and government agencies, with millions of mobile devices and applications under management. Our single unified mobile management platform is powered by patented real-time automation technology that addresses the entire mobile lifecycle from mobile device management, or MDM, mobile application management, or MAM, and mobile service management, or MSM. Our mobile service management capabilities also deliver real-time, centralized control of all mobile smartphones and tablets, including Apple iOS, Google Android, BlackBerry and Windows Phone, as well as the enterprise applications that run on them.

Flexible deployment model for cloud, on-premise or as a hybrid solution with options for organizations to use our Good Secure Cloud or not, as their privacy and regulatory environment requires.    The Good Secure Cloud enables Good-secured applications access to behind-the-firewall servers and other resources and provides a highly available datacenter, including a geo-redundant disaster recovery site. However, our solution is designed to be flexibly deployed either on-premises or in the cloud and is also able to support hybrid deployment models where enterprises may have a mix of cloud and on-premises infrastructure that they want to enable for secure access.

Significant intellectual property and technology portfolio.    We have been innovating secure mobility solutions since our inception and have built a broad set of technologies spanning areas such as application, data and device management, authentication and security, messaging, platform services and data synchronization. As of December 31, 2014, we had 67 issued U.S. patents, 97 issued non-U.S. patents and 114 patent applications globally. We are actively involved in the setting of standards by working with governments, chip vendors and others. We have been successful at defending our intellectual property rights in the past through legal action and private negotiations. We have provided non-exclusive licenses to our intellectual property to Microsoft, Blackberry, Motorola, Nokia and others. Our licenses to Microsoft, Motorola and Nokia are immaterial and do not include significant technology licensed back to us. We continue to build on our strong foundation of global intellectual property assets, having filed 61 patent applications between January 1, 2012 and December 31, 2014, 32 of which were in the United States. During the same time frame, we were granted 43 patents globally, 17 of which were in the United States.

World-class customer service.    We have a demanding and discerning global customer base including more than 50 of the Fortune 100 companies. To deliver the world-class customer service that our customers expect, we have invested in new services to help our customers configure and deploy our solution rapidly and to help our partners build and deploy applications on the Good Dynamics platform. We believe our customer satisfaction initiatives will promote additional loyalty among our customers, furthering our ability to sell additional products and services to our existing customers and enabling us to continue to build strong references that can help us drive new customer sales.

Large and diverse customer base.    We have developed a large customer base across a diverse array of industries and geographies, including more than 50 of the Fortune 100, 100% of the Fortune 100 commercial banks, 100% of the Fortune 100 aerospace and defense firms, nine out of 11 of the Fortune 100 insurance companies and six out of seven of the Fortune 100 healthcare providers. We work closely with our customers to ensure that users can intuitively leverage our solution and that IT can efficiently manage and secure the mobile extension of their network. Our close relationship with our customers allows us to develop insights and knowledge into use cases, enabling us to continuously improve our products to meet our customers’ needs. Because our software serves as a critical element of our customers’ overall secure mobility strategy, our solution becomes embedded in the enterprise and increases the disruption associated with switching to a different provider. Our customer footprint also provides a competitive advantage through strong customer references and validation.

Rich customer and partner ecosystem.    The strength of our ecosystem is our broad network of customers, independent software vendors, system integrators and our customers’ internal development organizations. As of December 31, 2014, over 13,000 developers, including independent software vendors, system integrators and enterprise line of business application developers, had licensed the Good Dynamics development platform and registered on the Good Developer Network. While we offer licenses to the Good Dynamics development platform free of charge, anyone who wishes to use the applications created by such developers must license the Good Dynamics secure mobility platform and access the Good Secure Cloud, both of which generate revenues for us. Additionally, we believe the dialogues and relationships we have with these partners allow us to better anticipate and deliver solutions for future mobile computing problems, further strengthening our ecosystem. As our ecosystem grows and offers more robust applications with richer functionality, we believe we are creating a virtuous cycle that will attract more customers and encourage purchases of additional solutions by our current customers.

Deeply embedded secure mobility solution.    Our software serves as a critical element of our customers’ security and mobility strategy. As a result, we believe our solution creates pull-through demand as our software is deployed to an increasing number of users within an enterprise and as IT deploys more custom applications on our platform. This two-pronged expansion deeply embeds our solution in the enterprise and increases the disruption associated with switching to a different provider. This “stickiness” is enhanced by the increasing number of applications built on the Good Dynamics platform.

Strong brand in secure mobility.    We believe the Good Technology brand name is widely recognized as representing the highest standards of security in mobile applications. We have built a solid foundation for continued long-term brand appreciation as our name is reinforced by strong references from our existing customers and the depth of our ecosystem relationships.

Our growth strategy

Our strategy is to continue to be the leading provider of secure mobility solutions for enterprises and governments worldwide. Key elements of our strategy include:

Grow the depth and breadth of deployments within our existing customer base.    We believe that at many of our customers, only a small minority of total employees have access to our solution. We intend to increase the penetration of deployments in our existing customer base by cross-selling our products, delivering new applications through our Good Dynamics platform and bundling our applications, platform and services into new value-added offerings that can support the entire mobility lifecycle. For example, we have an initiative to extend our solution to laptops and desktops. We will also invest in our ecosystem of independent software vendors and system integrators to build more applications on Good Dynamics, increasing the value of our platform to our existing customers. We believe that enterprises are in the early stages of embracing secure mobility solutions within their IT infrastructures. As our penetration increases among users within our existing customer base, we believe more lines of business will want to use our Good Dynamics platform to deploy secure mobile applications to enable new business processes and workflows. We further intend to empower the delivery of secure mobility solutions to not only to employees, but also to partners and customers of our existing customer base via rapid custom application development on the Good Dynamics platform.

Extend our leadership through continued innovation.    We will continue to invest in our applications, platform and services to increase functionality and further simplify secure mobile application development, deployment and management. As an example, we are shipping our first solution for wearables and will expand further into securing the Internet of Things. We have been singularly focused on mobility for almost two decades and have a strong culture and track record of innovation, as evidenced by our market leadership and strong patent portfolio. We intend to expand the breadth and depth of our Good Dynamics platform, continue to build collaborative applications that are broadly demanded by our customers, increase our suite of management capabilities and collaborate with our partners to develop a deeper portfolio of integrated capabilities. We intend to accomplish this through organic development, strategic technology partnerships and selective acquisitions. In addition to our long history of organic innovation, demonstrated by the 26 new patents we were granted or applied for in 2014, we have significant track record of strategic technology acquisitions and successful integration within our product portfolio.

Continue to expand our sales organization and carrier and channel partner relationships to acquire new customers.    We will deploy additional sales resources to broaden our customer base across geographies and industries. For example, we have increased our sales and marketing organization from 140 employees as of December 31, 2011 to 213 employees as of December 31, 2014. We intend to continue to invest and expand our number of channel partnerships, including distributors, value-added resellers and managed service providers, to address mobility requirements in new geographies and in middle market organizations. We believe our worldwide channel partner relationships serve an important role in augmenting our direct sales coverage and extending our reach while lowering the cost of acquiring new customers. As of December 31, 2014, we had 295 distributors, value-added resellers and managed service providers worldwide, such as Atea ASA, Azlan, Carahsoft, Integralis AG and SHI International Corp. We continue to create new opportunities to work with channel partners. For example, for wireless carrier partners distributing our solution, we recently introduced new bundled solutions of Good applications as well as split billing capabilities.

Expand the Good Dynamics platform ecosystem.    We will continue to expand our partner ecosystem by developing additional relationships with independent software vendors, system integrators and internal enterprise development organizations. For example, we provide all of our independent software vendor partners and system integrators with access to the Good Dynamics SDK, developer licenses, and membership in the Good Developer Network, an online developer community providing technical resources, support and advice. By supporting these strategic relationships, we expect that independent software vendors and system integrators will invest in developing and deploying new applications on our platform. We believe our Good Dynamics platform ecosystem will deliver applications that extend our software platform’s functionality to new workflows and use cases. We also believe that as more developers join the ecosystem, we will attract more customers, further strengthening our ecosystem, making it more attractive to new developers. Ultimately, we believe this will provide more value to our Good Dynamics customers, driving increased sales.

Selectively Pursue Acquisitions to Expand our Platform.    We have recently acquired BoxTone, a provider of mobile service management and mobile device technology, certain assets of Fixmo, a provider of mobile device integrity and security solutions, as well as Macheen, a provider of split-billing technology. We plan to continue to pursue opportunistic acquisitions that complement and expand our platform.

Amplify global awareness of our brand.    As a leader in secure mobility solutions, we will continue to market our platform to inform potential customers of the advantages of secure mobility solutions and how our solution can address their problems. We will continue to invest in and amplify our brand presence with strategic marketing campaigns and multi-channel marketing activities that span major geographies. These campaigns will be designed to increase brand awareness, engage the customer and prospect base, energize our ecosystem and drive sales. Additionally, we intend to expand further into the mid- and small-sized organizations with our ability to offer cloud, on premise or hybrid solutions.

Our solution

We provide the leading secure mobility solution for enterprises and governments worldwide. Our solution consists of proven cross-platform enterprise-grade security, comprehensive rapid application development capabilities, a suite of collaboration applications, integrated management and analytics tools, and a third-party application and partner ecosystem. The complete Good Solution allows organizations to secure, build, manage and support the broadest set of applications to their users, including employees, business partners and customers.

Our customers typically start by securely mobilizing “day one” productivity (Email, Calendar, Contacts, Tasks) and enabling basic mobile device management with our Good Work application. Customers purchase this through the Good Enterprise Suite which includes Good Access, a secure mobile browser, Good Mobile Application Management and Good AppCentral, a customizable mobile enterprise application store. All capabilities are built on the Good Dynamics platform, enabling secure and straightforward upgrades.

As our customers realize the benefits of our Good Enterprise Suite, they generally look to provide additional collaboration capabilities and improve existing business processes while at the same time increasing their users. We offer the Good Collaboration Suite which includes all the functionality of the Good Enterprise Suite, along with Good Share and Good Connect for file sharing and instant messaging, Good for Salesforce1, our containerized version of the standard Salesforce1 application, unlimited deployment of Good-secured ISV apps, and mobile operations management. The Good Dynamics platform allows our customers to also procure off-the-shelf applications from a rich independent software vendor ecosystem certified by Good. All applications built on the Good Dynamics platform share the same stringent security standards, including the ability to pass data securely between apps and devices connected into mobile workflows. The Good Dynamics platform includes mobile operations management which provides proactive monitoring, alerting and troubleshooting, enabling operations teams to pinpoint issues before they cause service disruptions.

As customers enjoy the benefits of improved collaboration and existing business processes, they look to develop new business processes for employees, as well as business partners and their customers. The Good Dynamics platform enables corporate developers to incorporate our security and management capabilities into their own applications. The Good Dynamics platform also enables secure applications and processes to be extended to any mobile device, delivering secure business-to-business and business-to-consumer applications, without adding onerous device management. There are over 1,600 customer-developed Good-secured applications as of February 28, 2015, many already addressing the business-to-business need. To address this more advanced segment of the market, we offer the Good Mobility Suite which builds on Good Collaboration Suite. In addition it provides unlimited custom-developed application deployment, as well as delivers a sophisticated set of management tools that provides service management, and user self-service capability.

These applications can be managed and published in “app stores” to streamline their distribution and policy management. Good-secured applications are available in the Apple App Store, Google Play and the Windows Phone Store. In addition, we enable IT to create its own private, branded app stores.

A suite of collaboration applications

We provide a number of mobile productivity applications, including Good for Enterprise, Good Work, Good Connect, Good Share, Good Access and Good for Salesforce1.

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Good for Enterprise.    Good for Enterprise provides secure enterprise-grade email, calendar, contacts, attachments, notes and web browsing. Good for Enterprise has an intuitive user interface that enables users to be up and running quickly, while allowing them to personalize the way they view, prioritize and find information in the corporate inbox. Good for Enterprise works with existing customer investments in Microsoft and IBM software infrastructure.

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Good Work.    Good Work, built on the Good Dynamics platform, is our next generation productivity solution. In a single application, Good Work provides secure enterprise-grade email, messaging, contacts, calendar, documents and web browsing. Good Work brings all relevant business information into one place and introduces a modern, people-centric design. Good Work integrates with Microsoft Exchange as well as Office 365 and is available as a completely cloud-hosted solution.

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Good Connect.    Good Connect, built on the Good Dynamics platform, provides robust instant messaging and presence services that boost communication and collaboration while protecting corporate data and respecting employee privacy. Good Connect extends corporate instant messaging platforms to mobile devices, including full access to multiple chats, conversation history, corporate directory lookup and colleagues’ real-time presence and availability from an easy-to-use interface.

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Good Share.    Good Share, built on the Good Dynamics platform, enables workers to access, sync and share corporate documents quickly without the need for a VPN, firewall re-configuration or additional file stores. Using Good Share, employees have access to the files they need, and IT has the assurance that critical data is fully secured, protected and compliant with regulatory requirements.

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Good Access.    Good Access, built on the Good Dynamics platform, allows users to access the corporate Internet, management dashboards, IT monitoring portals, wikis and document repositories that reside behind the corporate firewall from their mobile devices. The browser is intuitive and operates like any native browser but is built on the Good security infrastructure. It provides full support for enterprise authentication (e.g., Kerberos), internal web proxies and transparent access without a VPN. For IT, the ability for employees to have secure browsing behind the firewall without requiring VPN is significant as typical VPN architectures are not designed for large scale mobile deployments with a high level of every day activity.

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Good for Salesforce1.    Good for Salesforce1, built on the Good Dynamics platform, is a containerized version of the native Salesforce1 application. Good for Salesforce1 enables sales teams to enjoy the same experience, while IT is assured that sensitive customer data remains secure. Good for Salesforce1 integrates with Good Work, Good for Enterprise, Good Share and Good Access to provide secure integrated workflows.

A secure mobility platform

The Good Dynamics secure mobility platform includes security and application services, critical identity and access management capabilities, device and application management, mobile service monitoring and management, and the ability for IT to create a private, custom-branded application store.

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Application and security services.    Our platform allows developers to speed their application development projects to include industry-leading levels of protection and compliance without having to each design their own security architecture. Developers can reduce time to deployment and stay focused solely on designing rich, complex and collaborative workflows on mobile devices. Security services include encryption, authentication, single sign-on, policy management, compliance, network access and access control. Application services include application interoperability, application “services” framework, secure data exchange, push and storage.

Our platform extends critical identity and access management capabilities, such as strong authentication, single sign-on and identity federation, to our Good for Enterprise application. Leveraging our platform, organizations such as governments and highly regulated enterprises in industries such as healthcare and financial services can deploy mobile computing solutions while complying with stringent security and regulatory requirements.

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Application management and distribution.    Our solution includes the ability to distribute and manage applications and content using AppCentral. AppCentral enables IT administrators to create their own “app stores” to streamline the distribution and policy management of both internally-developed and third-party mobile applications and content. Applications can include a mix of public applications from application stores such as the Apple App Store or Google Play, or privately published applications that are specific to the enterprise. AppCentral integrates with Active Directory or directories that support the Lightweight Directory Access Protocol, or LDAP, to make it easy for administrators to manage users, groups, and their associated policies. Our platform also supports the ability to provision and manage external users and import user data in bulk in support of business-to-business deployment models. AppCentral delivers dashboards and supporting reporting and analytics to enable administrators and line of business stakeholders to monitor and measure the return on investment of individual applications and how they are being used by individual users or groups of users.

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Service management.    Good Mobile Service Manager delivers a sophisticated suite of management tools that provide mission-critical monitoring, service management, visibility and self-service that can support the entire mobility life cycle for any application, user or device across the extended enterprise. Our solution includes comprehensive capabilities that provide IT with the ability to continuously monitor mobile application transactions, network availability and performance, and support backend server infrastructure and to proactively alert administrators and suggest corrective actions when any element of the end-to-end system falls outside normal operating parameters. This allows IT to manage large-scale deployments of mobile applications, better support mission-critical applications, improve overall service quality levels and reduce end user support costs by proactively managing incidents that can adversely impact end-to-end service quality.

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Device management.    We also provide extensive MDM capabilities to allow IT to configure, update and extract data from devices under management. We offer device management as a standalone offering or in conjunction with other Good solutions. This allows our customers to flexibly support multiple deployment strategies and use cases that span company-liable, employee-liable and fixed-function devices.

A broad third-party application ecosystem

We have a broad third-party ecosystem to provide off-the-shelf applications to address many different business needs. We continue to pursue new independent software vendor and system integrator partnerships across vertical-specific and horizontal use cases that are common across all industries. All applications are built on the Good Dynamics mobile application security platform. Customers can browse the Apple App Store, Google Play or Good Dynamics Marketplace to procure applications that meet their mobile business requirements.

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Horizontal productivity applications.    Good-enabled productivity applications include cloud storage, social business, business intelligence, e-printing, document editing, document management and file sync applications to extend collaborative workflows. These applications can be used with Good for Enterprise or other collaborative applications, such as Microsoft SharePoint to improve productivity across almost any industry. Examples of companies that have enabled their applications with Good Dynamics include Colligo (a provider of mobile access to Microsoft SharePoint), iSec7 (a provider of mobile access to SAP), Microstrategy, Sitrion, Roambi and Salesforce.

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Vertical-specific applications.    Companies with industry-specific applications designed for their business processes also are using Good Dynamics to secure their workflow. Financial services and healthcare organizations are leaders in recognizing the value of securing the interactions across applications, devices and data. For example, Boardpad is a mobile solution for executives to access, annotate and collaborate on confidential documents, while maintaining confidentiality of highly sensitive material.

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Custom business-specific applications.    An increasing number of organizations are creating applications specific to their business. Internal developers can use the Good Dynamics platform to secure these applications. They can be offered to employees through the public Apple App Store or Google Play, or offered through the business’ private application store via AppCentral.

Cloud-based solution

Our solution is designed to be flexibly deployed either on premises or in the cloud and is also able to support “hybrid” deployment models where enterprises may have a mix of cloud and on-premises infrastructure that they want to enable for secure access. For example, many of our customers are moving from on-premises Exchange deployments to Microsoft’s Office 365 for email, calendar, contacts and tasks, but are retaining their on-premises Sharepoint deployments for document access, management and group collaboration. Good Work is available as a 100% cloud-hosted solution for integration with Microsoft Office 365 and hosted Exchange. For customers with a need for complete IT control, Good Work can be deployed on premise.

Legacy application

Our legacy application, Good for You, was offered to carriers and device manufacturers that rebrand the application and offer it to their customers as a secure, flexible and extensible platform for mobile messaging, social networking and media delivery. Good for You allows their customers to safely connect with friends, family and colleagues in real time through email, social networking, short message service, or SMS, instant messaging and photo sharing. Carriers and device manufacturers are billed monthly in arrears based on actual usage. Good for You and our carrier business generated 42%, 28% and 19% of our total revenues in 2012, 2013 and 2014, respectively, and we believe it will continue to represent an increasingly smaller percentage of our total revenues. While we continue to support this legacy application to existing customers, we no longer focus our sales and marketing efforts on this legacy application.

Our architecture

Our technology architecture is based on our software and supporting cloud-based infrastructure. Our software is deployed in three distinct computing environments: on servers behind the enterprise firewall or in managed service environments, in Good Secure Cloud and as secure mobile application software on devices.

We provide a number of distinct functions in each environment:

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Good servers deployed at the enterprise.    Servers deployed in the enterprise provide control, application interface and secure transport functions. Management servers provide interfaces for management and control, monitoring and analysis, tools for policy and compliance management, network and application access control and the mapping of mobile device identity into the enterprise identity model. Application interface servers bridge between mobile service APIs and servers within the enterprise that supply information to the mobile application. Secure transport servers proxy traffic transparently between mobile devices and back-end applications, deliver push data services and encrypt and secure data transportation between mobile devices and the enterprise servers. Some or all of these servers may alternatively be deployed in the cloud by Good or by managed service providers.

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Good Secure Cloud.    Good Secure Cloud provides provisioning and enrollment services, entitlement and reporting, network threat detection, the secure establishment of connections between registered mobile applications and their enterprise hosts and the relaying of encrypted data between mobile devices and enterprise services when both parties are behind firewalls. Our servers also offer both user-facing and API level access to our AppCentral and Good Dynamics Marketplace application distribution capabilities. Good’s Secure Cloud services run on hardware owned and operated by us, located in a redundant pair of leased secure facilities each served by multiple Internet backbone providers in order to deliver the highest level of service availability.

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Mobile application software.    Mobile applications secured by us cryptographically authenticate themselves first to our cloud services and then their host enterprise before forming an end-to-end encrypted connection to the enterprise servers. Our technology also provides at-rest encryption for data stored on the device, the enforcement of data movement policies and the secure movement of encrypted data from one Good-protected application to another. Each Good-protected application also includes our unique threat detection technology to identify if the mobile device has been “rooted” or “jailbroken.” Our technology also exposes application level services, push services, policy and compliance management and monitoring and analytics capabilities.

Additionally, we offer a “Direct Connect” deployment option, which provides for a direct application data path from the device to servers and resources behind the enterprise firewall, using either an optional commercial off-the-shelf proxy or the Good Proxy server. It provides enhanced control for enterprises that need to keep data within national or corporate boundaries as application data flows directly to and from the corporate network. Also, data round trips are reduced, resulting in improved bandwidth utilization and the opportunity to use latency-sensitive applications such as HTTP video streaming.

Our technology

Our technology provides the infrastructure and many of the services that are essential to the development, deployment and management of mission-critical mobile applications. These services are delivered as a series of frameworks offering capabilities in three key areas: security, developer support and management capabilities.

Security framework

At the core of our solution is a robust security model that protects sensitive data and enables compliance by providing security at every point in the end-to-end flow of data between the enterprise’s applications and infrastructure and the end user’s mobile device.

Application containerization.    Each application protected by our technology keeps its enterprise data encrypted whenever writing that data to the device’s storage. This encryption uses a layered key management architecture so that the keys used to encrypt and authenticate data at rest and data in transit, and to authenticate the user to the servers, are in turn encrypted. In most deployments the master key is derived from the user’s password and random data stored in the mobile device’s own key storage capability, but in some deployments smartcards or other multi-factor authentication technology may be used. Furthermore, each containerized application uses our proprietary policy engine to check user actions against policies delivered from the enterprise regarding where and how the enterprise data can move out of the application. When data is moved from one containerized application to another the transferred data is encrypted before sending and decrypted on receipt, using an ephemeral key agreed upon by the two applications, so that no data written to temporary files can be used by an attacker. Our unique “jailbreak” and “root” detection technology also checks for indications that the device security might have been compromised using a set of signatures that can be updated whenever the device is on line. The policy engine combines information from our threat detection technology with current configuration and version information from the device to determine if a device is in compliance with policy. It then determines what action should be taken if it is found to be out of compliance.

Transport security.    When each instance of each application is provisioned by an enterprise, the application and the secure transport proxy exchange unique cryptographic keys that will be used to encrypt and authenticate future communications. These keys are updated each time the application reconnects to the server, thereby preventing “cloned” devices from passing undetected. When a mobile application needs to connect to the enterprise, it first establishes a secure connection to the Good Secure Cloud, which in turn connects the client to the secure transport proxy at the enterprise. Inside this secure link, our architecture tunnels a protocol that provides end-to-end encryption and authentication so that no parties other than the legitimate end points can access customer data. This way, although the application data flowing from mobile device to enterprise may pass through the Good Secure Cloud, or alternatively directly to the enterprise from the device using Direct Connect, no data can be exposed. We use the Advanced Encryption Standard, or AES, for encryption, implemented using libraries that have FIPS 140-2 certification.

Internal security.    Access control for administrative functions and user provisioning are role-based, with integration into the enterprise’s existing Identity and Access Management, or IAM, functionality, typically through Active Directory or LDAP. Existing IAM roles and groups can also be used to determine which security and compliance policies are set for each mobile user. User roles can also be used to determine which applications are made available to end users and which enterprise services are accessible by a user of a given application. Good also supports integration with enterprise Single Sign-on, or SSO, infrastructure for enhanced usability and security with support for leading standards such as NTLM, Kerberos, and Kerberos Constrained Delegation.

Perimeter security.    Our technology enables customers to extend mobile access to their internal, behind-the-firewall applications and infrastructure, without having to open “inbound” holes in their corporate firewalls. Each secure transport proxy makes only “outbound” connections to the Good Secure Cloud from within the enterprise firewall while applications on mobile devices also only make outbound connections to the Good Secure Cloud from behind the mobile carrier or wireless local area network, or WLAN, firewalls. The Good Secure Cloud authenticates these connections and then “splices” the connections together, multiplexing multiple client connections back onto the inbound connection from the proxy server. Within these spliced connections an end-to-end encrypted and authenticated channel is established between the mobile application and the proxy server. By authenticating both client and server before the connections are completed, the Good Secure Cloud protects the enterprise from rogue applications or unauthorized users. In cases where customers prefer their traffic not to flow through the Good Secure Cloud due to latency or data sovereignty concerns, this splicing function can be relocated within a network DMZ using Good Direct Connect.

Development framework

We expose our security framework to mobile application developers through the Good Dynamics development framework. This is typically supplied to developers in the form of Software Development Kits, or SDKs, that include libraries of binary code to be linked with the application, header files to be used by the compiler and documentation for the developer. The Good Dynamics SDKs are currently available on the iOS and Android platforms. The technology is designed to be portable, and we may bring these capabilities to other platforms in the future based on market demand.

The Good Dynamics SDKs serve a number of functions that facilitate the rapid and easy development of secure, enterprise-ready applications. These functions include:

Secure user and device identification and authentication.    Good Dynamics provides APIs to allow the user to be challenged for credentials to authenticate to the application and these are used in conjunction with data securely stored by the application to authenticate the user and application to the Good Secure Cloud and the secure transport proxy at the enterprise. All authentication is performed using cryptographically secured protocols rather than sending credentials directly.

Data-in-flight protection.    Once the user and application have been authenticated to the secure transport proxy, the client can communicate with the secure transport proxy itself, the management server and enterprise application servers via encrypted and authenticated connections. The SDK code can receive policy updates and configuration information from the management server while the application code can securely communicate with the backend services it needs.

Data-at-rest protection.    Good Dynamics provides APIs for accessing file systems and databases that mirror the native APIs but provide transparent data encryption for all data stored in non-volatile memory on the device.

Mobile threat detection.    Applications based on the Good Dynamics SDK automatically include mobile threat detection capabilities that are designed to determine when the user’s device has been compromised and alert both the user and IT so that the user’s device can be brought back into compliance with corporate policies. This includes the ability to detect when devices have been “jailbroken” or “rooted” and to determine when the device is running an OS version that has not been upgraded to the latest available security updates and patches. Actions that can be taken when devices are out of compliance include the secure removal of the encrypted keys necessary for the application to decrypt data at rest and to authenticate to the secure transport proxy, effectively stopping all access to local or remote data sources.

Secure data exchange and interoperability.    Good Dynamics-based applications can securely exchange data and interoperate with one another to enable integrated business process and workflows without exposing sensitive business data to other personal applications or services running on the user’s mobile device. This capability uses an Elliptic Curved Diffie-Hellman key exchange algorithm to allow the two applications to agree on a cryptographic key which is then used to encrypt any data moving between the pair of applications. By doing so we ensure that even when the mobile operating system writes the transferred data to flash memory, no trace is left that can result in sensitive information leaks.

Application policy enforcement.    The Good Dynamics SDK dynamically fetches policies from the management server. These policies cover not only the storage and movement of data and the authentication and access control of the application as a whole, but also application-specific functions defined by the developer. Used in conjunction with the role based policy control at the management server that are tied to the enterprise’s IAM infrastructure, this allows different application capabilities to be exposed to different users based on their identity, user group or business role.

Analytics.    Applications based on the Good Dynamics SDK incorporate built-in application analytics that allow enterprises to remotely monitor and report on business applications usage. This allows enterprises to better support large-scale, mission-critical application deployments, measure the return on investment, or ROI, of their application investments, and to optimize their applications to increase usage and value to end users.

Extensibility.    Developers using the Good Dynamics SDK can define their own application policies and application services and then expose those policies and services in a secure, policy-controlled way to other Good Dynamics-based applications. This makes it easier for developers to expose new capabilities across multiple applications without having to build them into each individual application. For example, a Good Dynamics application might expose a secure printing service that can be used by other Good Dynamics applications without the need to modify every application.

Management framework

Our solution includes a robust management framework that allows enterprises to manage mobile applications, data, devices and end-to-end mobile service quality over their entire life cycle. All our management systems are designed first to provide a set of APIs, typically in the form of Web Services, that are then also wrapped in user interfaces, typically HTML-based. This ensures that any action that can be performed manually can also be automated in a workflow or business system.

Functions that can be controlled by our management framework include:

Mobile security and compliance management.    Businesses can set policies regarding device settings, mobile threat detection tests, application container authentication settings, including password strength, and controls regarding the onward movement of data from applications. Actions can be specified when policy clauses are triggered and these may include locking or wiping of the applications, forced re-authentication and user or administrator notification. Policies can be set on a per-user or per-role basis.

Mobile application management.    Businesses can deploy their own “app store,” control and manage the distribution of required or recommended applications and deploy updates to those applications in accordance with centrally managed policies. This includes the ability to define groups of users or devices and application policies for those groups and dynamically update groups and policies.

Mobile service management.    We provide comprehensive mobile service management capabilities that provide IT with the ability to continuously monitor mobile application transactions, network availability and performance and support backend server infrastructure and to proactively alert administrators and suggest corrective actions when any element of the end-to-end system falls outside normal operating parameters. This allows IT to manage large-scale deployments of mobile applications, better support mission-critical applications, improve overall service quality levels and reduce end user support costs by proactively managing incidents that can adversely impact end-to-end service quality. In addition, we support APIs that enables integration and interoperability with other management systems so that IT can seamlessly integrate our mobile service management capabilities with their overall management infrastructure and processes.

Mobile device management.    Businesses can perform device management actions such as “wipe,” and “lock” devices, configure device settings, apply device passwords and other security and compliance policies, query device and network attributes, and provide reporting in support of corporate-liable device and asset management activities.

Split Billing Management.    Businesses can advance their BYOD strategies, simplify their mobile stipend or expense management and reporting processes, and optimize their overall spending on cellular data usage with Good Split Billing Management. With the Good Split Billing Management solution, which is currently in beta testing with customers, businesses can seamlessly separate cellular data used by business applications from personal applications on the same device without impacting the user’s personal experience, or having to deal with complex “dual SIM” models that are not widely supported by today’s devices. With Good Split Billing Management, business can optimize their BYOD stipend and expense management programs by reimbursing employees or contractors for only cellular data used by Good applications and other third-party ISVs and custom applications built on the Good Dynamics platform. The cellular data usage associated with applications built on the Good Dynamics platform are transparently routed through carrier networks and flagged so it does not count towards the user’s personal bill; instead, business usage is tallied separately and the associated cellular data charges are billed directly to the business by Good. All other cellular data traffic is handled and charged as it normally would be based on the user’s personal carrier subscription. In addition to enabling separate charging, businesses can also use Split Billing Management to implement usage and cost control policies such as capping the total cellular usage of Good Dynamics applications, or blocking costly cellular data usage when users are roaming internationally.

Customers

We provide products and services to a variety of customers worldwide, including some of the world’s largest banks, accounting and law firms, healthcare organizations, pharmaceutical manufacturers, retailers, insurers and technology and telecom companies, as well as national, state and local government agencies in the United States and a number of other countries. As of December 31, 2014, we had over 6,200 active customers in 189 countries. Our customers include more than 50 of the Fortune 100 companies and 164 of the Fortune Global 500 companies. In addition, our customers include 100% of the Fortune 100 commercial banks, 100% of the Fortune 100 aerospace and defense firms, nine out of 11 of the Fortune 100 insurance companies and six out of seven of the Fortune 100 healthcare providers. Our government customers include the U.S. Department of Defense, U.S. Department of Homeland Security and U.S. Coast Guard. We define a customer as a company, government entity or a distinct buying unit within a company or government entity from which we recognized revenues associated with their purchase of our products or services within the reporting period. We exclude channel partners and resellers, unless purchasing for their own use, and customers who have purchased our legacy consumer products.

In 2014, 75% of our total revenues were generated from customers in North America and Latin America, 18% from customers in Europe, Middle East and Africa, or EMEA, and 7% from customers in Asia Pacific, based on the location of the end-customer or the “delivered to” location of the OEM reseller or other channel partner. In 2013, 77% of our total revenues were generated from customers in North America and Latin America, 16% from customers in EMEA and 8% from customers in Asia Pacific, based on the location of the end-customer or the “delivered to” location of the OEM reseller or other channel partner.

Partner ecosystem

We have developed a partner ecosystem of independent software vendors and system integrators, who work with us to deliver horizontal and vertical business applications and enable our customers to transform business processes with mobile solutions.

Independent software vendors

We work with independent software vendors to extend and enhance our ecosystem of horizontal and vertical business applications. We provide independent software vendors with tools to build secure mobile applications on the Good Dynamics platform, including access to the SDK, a developer license and membership in the Good Developer Network. This allows our partners to combine their application development expertise with Good’s mobility and security framework. Our strategy is to work closely with vendors of leading business applications in order to create new value for our collective customers. These applications, including those from vendors such as Box, Colligo (a provider of mobile access to Microsoft SharePoint), iSec7 (a provider of mobile access to SAP), Microstrategy, NewsGator, Roambi and Salesforce, are available in Google Play, the Apple App Store and the Good Dynamics Marketplace.

Systems integrators

We work with leading global and boutique system integrators to enable our customers to transform their businesses with mobile technology. Our strategy is to allow a large portion of our projects to be initiated by system integrators with additional support from us. To do this, we provide system integrators with access to training programs and other resources to help them develop mobile-specific competencies based on the Good Dynamics platform and the overall Good solution. SIs participating in our programs learn how to build and deploy the latest generation of mobile applications and collaborate with us on customer engagements.

Device manufacturer and platform relationships

Good has established relationships with leading device manufacturers and platform providers to make certain that our mobile security solutions maintain the highest level of usability and interoperability across devices and operating systems. Our relationships range from chip IP developers and manufacturers to mobile OS platform providers, such as Microsoft, which helps to add enterprise mobility use cases into the actual mobile device design—resulting in an enterprise-ready finished product. Specific examples include our relationship with Microsoft to bring our encrypted email application to Windows Phone devices. We also work with a joint venture of one of our manufacturers, utilizing a secure area within mobile devices separate from any built-in operating system, thus enabling more secure eCommerce on smartphones and tablets. Further, we have a joint partnership with Samsung, which allows enterprises to confidently deploy Android devices with the strongest mobile security solution protecting their mobile corporate data and applications. We have an iOS Developer Program Enterprise License Agreement with Apple and have access to Apple’s MDM specifications for iOS devices and the MDM management gateway that it hosts. Also, having been selected by Apple as a third-party MDM developer, we are able to provide access to the Apple MDM service as a feature of products for use by end customers as part of our overall mobile application, device and service management capabilities.

Good online communities

Our online communities provide us with a network of active users and developers who promote the use of our solution and provide technical support to one another. Our online communities include the Good Community, the Good Developer Network for developers, and our online Good Dynamics Marketplace.

Good community:    Users can ask questions in an online community forum and share best practices about how to configure, deploy, manage and use our solution.

Good developer network:    The Good Developer Network, or GDN, allows developers to register and download the Good Dynamics SDK and documentation, participate in forums with other developers, and learn best practices. As of December 31, 2014, GDN had more than 13,000 registered users and IT administrators and as of February 28, 2015, was hosting the testing and production of over 1,600 unique, registered applications.

Good dynamics marketplace:    Our independent software vendor partners can register their applications in the Good Dynamics Marketplace. All Good Dynamics independent software vendors must submit their applications for security certification before they can be published in the Good Dynamics Marketplace. We work with an independent third party to provide this certification service.

Sales and marketing

Sales

We sell our solution through our direct sales force, channel partners and resellers. We focus our direct sales efforts on the Forbes Global 2000 and augment our direct coverage with extensive channel partnerships that focus on companies with approximately $500 million or more in annual revenues. Our direct sales force is comprised of field sales personnel located in targeted geographic markets, including the United States, Europe and Asia. Our direct field sales force is complemented by an inside sales force to enhance our coverage and both are supported by telesales representatives who are primarily responsible for qualified lead generation.

Our channel partnerships include leading distributors, value-added resellers, and managed service providers such as Atea ASA, Azlan, NTT Com Security and SHI International Corp. We also work with carriers, such as AT&T, Vodafone and others, that resell our secure mobility solution to their enterprise customers. In addition to augmenting our direct sales coverage for large accounts, we utilize partners as our primary channel to serve accounts below $500 million in annual revenues and in geographies such as the United States, Europe and Asia. This allows us to extend our reach into the middle market and our overall global reach while lowering the cost of acquiring new customers.

Marketing

We use a variety of global marketing programs to target our prospective and current customers, partners and developers. Our marketing activities include a worldwide corporate communications program that includes press and industry analyst relations, social media; advertising; conferences and events; website development, search engine optimization and search engine marketing, and use of social networking platforms. We also use our marketing team to enhance our selling efforts through email, direct mail and phone campaigns; training and cooperative marketing programs with our resellers; developer marketing; use of customer testimonials, case studies and sales tools; and field marketing events.

As a leader in the emerging category of secure mobility solutions, we invest in the education of industry participants. To support this, we speak with various research organizations and standards bodies and appear at mobile conferences to discuss the market for secure mobility solutions broadly. We believe this also benefits our marketing efforts by enhancing the visibility of our brand with prospective customers while also exposing us to a wide range of potential ecosystem partners.

Our customer care and professional services

Customer care

We have a single-minded focus on delighting our customers. We have been entrusted with enabling mission critical applications for a demanding, diverse and sophisticated global customer base. Our customer care organization strives to deliver consistent world-class customer service maintenance and support. We adhere to strict service quality levels and provide service level agreement-based support.

Our maintenance and support programs are typically sold to customers for one- to three-year periods. Our software updates are included with maintenance and support contracts.

Our maintenance and support ensures rapid answers to product and service questions, as well as prompt delivery of product upgrades via access to our download site. We offer multiple tiers of customer service based on customer needs and budgets. All of these tiers provide access to live phone and email support. Our highest levels of support provide 24/7 live phone and email support, proactive 24/7 server monitoring and priority queuing of calls and emails. We utilize transactional surveys and programmatic quality measurements to drive continued improvements in customer experience.

Our customer care efforts have been focused on faster resolution, solution quality, and proactive communications. We believe that maintaining high service levels and achieving customer satisfaction are essential to sustaining and improving our competitive position. We plan to continue to invest in our enterprise-grade global customer care programs.

Professional services and training

Our professional services consultants assist our customers in the deployment and configuration of our solution. These fee-based services include advice on deployment planning, network design, product configuration and implementation, automating and customizing reports and tuning policies and configuration of our products for the particular characteristics of the customer’s environment. We provide our customers and partners with fee-based, hands-on training classes for our solution that are offered regularly and in different parts of the world. Additionally, we provide our customers and partners with a self-service portal that enables our customers and partners to manage self-provisioning and other service capabilities and tools such as sample code for use in deployments. We also offer professional services through external partners that have been trained for our solution.

Research and development

We invest substantial resources in research and development efforts to create new products that are complementary to our existing products, enhance our existing products, further develop security and management technologies and expand our application development platform. We believe that our ability to enhance our product offerings is critical to expanding our leadership in secure mobility solutions. Our product development team is comprised of a mix of Good employees and third-party contractors. We primarily conduct our research and development activities in 11 global development locations in Seattle, Washington; Marlborough, Massachusetts; Sunnyvale, California; San Diego, California; Dallas, Texas; London, United Kingdom; Cambridge, United Kingdom; Poland; Slovakia; India; and, with respect to our legacy Good for You product and Good Pro, our prosumer product, China. The attractive qualities of our secure mobility solution have made our efforts in attracting and retaining qualified personnel successful. As of December 31, 2014, we had 382 employees and 104 full-time-equivalent third-party contractors dedicated to research and development. Our research and development expenses were $50.9 million, $75.9 million and $88.2 million for 2012, 2013 and 2014, respectively.

Competition

We operate in the intensely competitive mobile market that is characterized by constant change and innovation. New product introductions and changes to mobile devices, operating systems, applications, security threats, industry standards and the overall technology landscape result in evolving customer requirements for mobile solutions. Our main competitors fall into four categories:

•	large, diversified software vendors that have some product capability in mobile security and management and large existing customer bases such as IBM, Microsoft and SAP;

•	IT security, management or virtualization vendors that have begun to extend their capabilities beyond the desktop to encompass mobile devices such as Symantec, Citrix and VMware;

•	mobile device management or mobile application management vendors that offer a subset of the features of our overall solution, such as MobileIron; and

•	traditional providers of secure mobile email services integrated with devices, such as Blackberry.

The principal competitive factors in our markets include the following:

•	robust security model that allows enterprises to safely support both corporate-liable and employee-liable devices;

•	strength of innovation and intellectual property;

•	degree of security certification;

•	quality, ease of use, reliability, scalability and availability of services;

•	customer service and support;

•	cost of services;

•	speed of activation, implementation and ease of deployment;

•	availability of comprehensive, easy to use application development platform;

•	established ecosystem of independent software vendors, system integrators and enterprise developers;

•	capability to address the full spectrum of mobility strategies within an enterprise; and

•	ability to be platform and device agnostic.

We believe that we compete favorably on the basis of these factors.

Companies licensing our intellectual property rights or others offering partial or different solutions could in the future choose to compete with us. Some of these companies are larger and have significantly greater brand recognition, longer operating histories, larger installed customer bases, larger sales and marketing budgets, and greater financial and other resources than we do. These companies could choose to extend their current solutions to serve the customers we serve. This expansion could substantially have a negative impact on our business and revenue prospects. Our ability to compete effectively could also be adversely affected by consolidation among our customers, consolidation among our competitors, entrance of new competitors, rapid change in technology and market demands for new services, all of which are factors largely outside of our control. For example, VMware has acquired AirWatch, one of our competitors. This acquisition may allow VMware or AirWatch to sell its technology in combination with other technology in the form of new offerings to customers, which could drive some enterprises to seek out VMware as a potential vendor for the products we provide.

Intellectual property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. As our various products and technologies were conceived and developed, we protected our technology through the filing of numerous intellectual property patents. As of December 31, 2014, we had 67 issued U.S. patents, 97 issued non-U.S. patents and 114 patent applications globally. The term of these issued patents will expire at various times between 2016 and 2031. We have been successful at defending our intellectual property rights in the past through legal action and private negotiations. Under terms of litigation settlements and past license agreements, licensees have obtained nonexclusive, perpetual licenses to certain of our patents for certain of their products and services in exchange for approximately $330 million in royalties in the aggregate.

In July 2009, we entered into a Global Transaction Agreement with Research in Motion Limited, or RIM, pursuant to which all outstanding litigation between the parties was settled. We agreed to license on a non-exclusive basis and assign certain patents to RIM, and RIM paid us $267.5 million and licensed to us certain patents related to data messaging and sending of notifications to and with mobile devices. We will recognize revenues associated with this agreement through July 2019.

Even though we try to protect our proprietary information, unauthorized parties may copy certain aspects of our products. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms. However, we cannot guarantee that these steps will prevent misappropriation of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the U.S., and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the U.S.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. Certain of our competitors have large patent portfolios, and there may be claims and litigation against us regarding patent and intellectual property rights. Successful claims of infringement by parties could adversely affect our business and our ability to sell certain products, or require us to pay substantial settlement, damages, costs or other fees.

Employees

As of December 31, 2014, we had 793 employees, including 97 in professional services, operations and support, 382 in research and development, 213 in sales and marketing and 101 in general and administrative functions. None of our employees are covered by collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees and other personnel to be good.

Facilities

We lease approximately 80,000 square feet of space for our corporate headquarters in Sunnyvale, California under a lease that expires in June 2019. We operate network operating centers in third-party facilities located in Seattle, Washington and Santa Clara, California. As of December 31, 2014, we also leased smaller regional offices for sales, support and some research and development in: Farmers Branch, Texas; Seattle, Washington; San Diego, California; Columbia, Maryland; Toronto, Canada; Marlborough, Massachusetts; Reston, Virginia; New York, New York; Tianjin, China; Beijing, China; Paris, France; Frankfurt, Germany; Seoul, South Korea; Canberra, Australia; Tokyo, Japan; Cambridge, United Kingdom and London, United Kingdom. We believe that our existing facilities are adequate to meet our current needs, and we intend to add or change facilities as needs require and as we expand into additional markets. We believe that, if required, suitable additional or substitute space would be available to accommodate expansion of our operations.

Legal proceedings

From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have a material impact on us because of defense and settlement costs, diversion of management resources and other factors.

Certain recent legal proceedings include the following:

MobileIron / Airwatch litigation.    We have filed four separate patent lawsuits against MobileIron and AirWatch in Northern California, Delaware, the United Kingdom and Germany, with 11 distinct patent infringement claims currently pending in these jurisdictions collectively. We are seeking permanent injunctions in these lawsuits along with monetary damages, attorney’s fees and costs. On November 14, 2012 we filed the first of those patent infringement lawsuits in the U.S. District Court for the Northern District of California, asserting four of our patents, or the California Suit. In the California Suit, we also claimed that MobileIron violated the Lanham Act and related law by engaging in a marketing campaign based on falsehoods and misleading claims about Good Technology and our product offerings. In August 2014, we filed a patent infringement lawsuit in the Delaware District Court against AirWatch asserting two of our patents, and in September 2014, we filed an amended complaint asserting a third patent. In October 2014, we filed a patent infringement suit against MobileIron asserting one of our patents. In July and October 2014, we asserted patent infringement claims against AirWatch and MobileIron in the Court of Chancery of the United Kingdom, and in December 2014, in the District Court of Dusseldorf, Germany, where we asserted two of our patents against AirWatch and MobileIron.

In its response to our patent claim filings on October 14, 2014 in the Delaware District Court, on October 29, 2014, MobileIron asserted a claim that we are infringing two of MobileIron’s U.S. patents. In August 2013, AirWatch asserted a claim in the State Court of Georgia that we have violated the Georgia state libel laws by making public statements about our patent infringement lawsuit against AirWatch. In addition, in July 2014 and October 2014, AirWatch asserted two suits asserting that we are infringing two of AirWatch’s U.S. patents. Subsequently, AirWatch’s parent company, VMware, filed petitions for inter partes review of certain of our patents asserted in the California Suit and on February 20, 2015, the Patent Trial and Appeal Board denied to institute the first of such petitions. We filed a petition with the Patent Trial and Appeal Board for inter partes review of one of AirWatch’s patents asserted in the Georgia litigation and on February 13, 2015, the District Court of Georgia issued an order staying the case pending the inter partes review. On or about March 3, 2015, we filed petitions with the Patent Trial and Appeal Board for inter partes review of the two MobileIron patents asserted in the Delaware litigation.

We are vigorously pursuing the lawsuits against MobileIron and AirWatch and defending any claims against us. We are unable to predict the likelihood of success of MobileIron and AirWatch’s infringement claims or validity of their patents. Trial in the California Suit is currently set for July 2015 for the MobileIron litigation and June 2015 for the AirWatch litigation. Trial in the United Kingdom suit against AirWatch and MobileIron is currently set for December 2015. Trial in the Delaware suit against AirWatch is scheduled for December 2016. No trial dates for the other proceedings have been set.

LRW litigation.    In May 2011, we filed a patent infringement lawsuit against Little Red Wagon Technologies, et al., or LRW, in the U.S. Federal Court for the Northern District, Texas. On October 18, 2013, we and LRW entered into a settlement agreement resolving the claims made in the litigation, which included certain cash payments and royalties payable to us and the grant of a non-exclusive license of certain of our patents to LRW. LRW breached the settlement agreement and in January 2015, we initiated arbitration in San Jose, California against LRW to recover amounts owed as a result of the breach.

Fixmo litigation.    In January 2012, we filed a patent infringement lawsuit against Fixmo, Inc., or Fixmo, in the U.S. Federal Court for the Northern District, Texas on the basis that Fixmo was serving as a distributor and reseller of LRW’s technology products and/or that Fixmo’s products also infringe certain of our patents. We sought a permanent injunction against infringement, monetary damages and attorney’s fees and costs against Fixmo. In connection with the Fixmo acquisition, all claims and counterclaims were dismissed with prejudice. In addition, both parties were responsible for their own costs.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of February 28, 2015:

Name	Age	Position

Executive Officers

Christy Wyatt	43	President, Chief Executive Officer and Chairperson

Ronald J. Fior	57	Chief Financial Officer

Peter M. Barker	43	Senior Vice President, Product Operations

Bruce Pagliuca	61	Senior Vice President, Global Field Operations

Ronald S. Vaisbort	48	Senior Vice President, General Counsel and Secretary

Key Employees

John R. Herrema, III	46	Senior Vice President, Product Management

Lynn Lucas	47	Senior Vice President and Chief Marketing Officer

Dr. Nicholas van Someren	48	Senior Vice President and Chief Technical Officer

Non-Employee Directors

Jon E. Barfield	63	Director

Bandel L. Carano(2)	53	Director

John H.N. Fisher(2)(3)	56	Director

Marc D. Gordon(3)	54	Director

Scot B. Jarvis(1)	54	Director

King R. Lee, III	74	Director

Russell E. Planitzer	71	Director

Barry M. Schuler(2)	61	Director

Thomas E. Unterman(1)(3)	70	Director

Christopher P. Varelas(1)(2)	51	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Executive officers

Christy Wyatt has served as our President and Chief Executive Officer and as a member of our board of directors since January 2013. Ms. Wyatt has also served as our Chairperson since May 2014. Prior to joining us, Ms. Wyatt served as Global Head of Consumer eBusiness and Mobile Technology at Citigroup, Inc., a multinational financial services firm, from August 2012 to January 2013. Previously, Ms. Wyatt was with Motorola Mobility Holdings, Inc., a telecommunications equipment company acquired by Google Inc., from August 2005 to June 2012, where she served in various executive roles, most recently as Senior Vice President, General Manager, Enterprise from September 2011 to June 2012. Ms. Wyatt studied scientific computer programming and graduated from the College of Geographic Sciences in 1994.

Our board of directors believes that Ms. Wyatt possesses specific attributes that qualify her to serve as a director, including the perspective and experience she brings as our Chief Executive Officer and her experience as an executive with other technology companies.

Ronald J. Fior has served as our Chief Financial Officer since October 2013. Prior to joining us, Mr. Fior was with Callidus Software Inc., a cloud software company, from September 2002 to July 2013, where he served as Senior Vice President, Finance and Operations and Chief Financial Officer from April 2006 to May 2013 and as Vice President, Finance and Chief Financial Officer from September 2002 to April 2006. From December 2001 to July 2002, Mr. Fior served as Vice President of Finance and Chief Financial Officer for Ingenuity Systems, a bioinformatics software development company. From July 1998 until October 2001, Mr. Fior served as Chief Financial Officer and Vice President of Finance and Operations of Remedy Corporation, an enterprise software applications company. Mr. Fior holds a Bachelor of Commerce degree from the University of Saskatchewan, Canada, and is a Chartered Accountant.

Peter M. Barker has served as our Senior Vice President, Product Operations since January 2015. He also served as our Senior Vice President, Engineering, from September 2010 to December 2014; as our Executive Vice President, Operations, from April 2010 to August 2010; as our Senior Vice President, Sales and Operations from August 2009 to March 2010; as our Senior Vice President, Operations, from March 2009 to July 2009; as our Vice President, Business Process Engineering, from January 2006 to May 2006 and as our Vice President, Operations, from June 2006 to December 2006. From January 2007 to February 2009, Mr. Barker served as Vice President, Operations at Motorola, Inc. (now Motorola Solutions, Inc.), a provider of communication infrastructure, devices, software and services. Mr. Barker holds a B.A. in Business Administration from Washington State University.

Bruce Pagliuca has served as our Senior Vice President, Global Field Operations since January 2014, as our Vice President, Global Customer Care from July 2013 to January 2014 and as our Vice President of Global Alliances from June 2013 to July 2013. Prior to joining us, he served as Principal at Capgemini, a consulting, technology and outsourcing services company, from August 2011 through June 2013. Previously, Mr. Pagliuca was with M-Factor, Inc., a software company, where he served as Chief Executive Officer from January 2011 to July 2011 and as Chief Operating Officer from August 2008 to December 2010. Mr. Pagliuca holds a B.A. in History from Le Moyne College.

Ronald S. Vaisbort has served as our General Counsel since January 2011 and was appointed our Senior Vice President in January 2014. Prior to joining us, Mr. Vaisbort co-founded and was head of licensing, business and legal affairs for startup companies including Mañana Media, Inc., a film rights and media distribution company, from July 2009 to September 2010 and Layer Dynamics, Inc., an Internet video advertising company, from May 2008 to April 2009. From August 2006 to April 2008, he served as Vice President, Corporate Alliances & Business Affairs at Ripple Networks, Inc., a digital lifestyle media company acquired by TargetCast Networks, Inc. in September 2009. Previously, he served as Content Alliances Director & Strategy at Intel Corporation from January 2004 to August 2006. Mr. Vaisbort holds an A.B. in Legal Studies from the University of California, Berkeley and a J.D. from Loyola Law School, Loyola Marymount University. In connection with his involvement with, and the subsequent wind down of, Mañana Media, Inc., Mr. Vaisbort filed a personal bankruptcy petition in 2010, which was discharged in January 2011.

Key employees

John R. Herrema, III has served as our Senior Vice President, Product Management since February 2013 and was our Senior Vice President, Corporate Strategy from October 2010 to February 2013. He also served as our Vice President and Chief Marketing Officer from February 2009 to October 2010 and as Vice President of Business Development from June 2003 to February 2009. Mr. Herrema holds degrees in Electrical Engineering and Philosophy from the University of Virginia.

Lynn Lucas has served as our Senior Vice President and Chief Marketing Officer since April 2013. Prior to joining us, Ms. Lucas was with Cisco Systems, Inc., a computer networking devices company, from September 2006 to April 2013, where she served in various executive roles, most recently as Vice President, Global Collaboration Marketing from July 2011 to April 2013 and Senior Director of Global Collaboration Marketing from July 2008 to July 2011. Ms. Lucas holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley.

Dr. Nicholas van Someren has served as our Senior Vice President and Chief Technology Officer since July 2011. Prior to joining us, Dr. van Someren served as Chief Security Architect at Juniper Networks, Inc., a network innovation service provider, from January 2010 to July 2011. Prior to his retirement in January 2008, Dr. van Someren served as the Chief Technology Officer of nCipher Plc, a provider of encryption and key management solutions, from October 1996 to December 2007. Dr. van Someren holds an M.A. and Ph.D. in Computer Science from Cambridge University and is a fellow of the Royal Academy of Engineering.

Non-employee directors

Jon E. Barfield has served as a member of our board of directors since February 2015. Mr. Barfield has been President and Chief Executive Officer of LJ Holdings Investment Company, LLC, a private investment company, since March 2012. Previously, Mr. Barfield was with Bartech Group, Inc., a professional services firm, from January 1981 to March 2012, where he served various executive roles, most recently as Chairman and President. Mr. Barfield currently serves on the board of directors of CMS Energy Corporation and during the past five years has previously served on the board of directors of Dow Jones & Company, Inc., Motorola Mobility Holdings, Inc., BMC Software, Inc., and National City Corporation. Mr. Barfield holds a B.A. from Princeton University and a J.D. from Harvard Law School.

Our board of directors believes that Mr. Barfield possesses specific attributes that qualify him to serve as a director, including his experience as an executive and service of the boards of directors of multiple public and private companies.

Bandel L. Carano has served as a member of our board of directors since March 2003. Mr. Carano has been a managing partner at Oak Investment Partners, a venture capital firm, since 1987. He is a member of the board of directors of Kratos Defense & Security Solutions, Inc. and NeoPhotonics Corporation, and serves on the Investment Advisory Board of the Stanford Engineering Venture Fund. Mr. Carano holds B.S. and M.S. degrees in Electrical Engineering from Stanford University.

Our board of directors believes that Mr. Carano possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional and as a director of technology companies. Our board of directors also believes that Mr. Carano brings historical knowledge and continuity to the board of directors.

John H.N. Fisher has served as a member of our board of directors since March 2003. Mr. Fisher has served as a managing director of Draper Fisher Jurvetson, a venture capital firm, since 1991. Mr. Fisher serves on the board of directors of SolarCity Corporation, as well as the boards of several private companies. Mr. Fisher previously held positions at ABS Ventures, Alex Brown & Sons, Inc. and Bank of America Corporation. He serves as a Trustee of the California Academy of Sciences and serves on the board of directors of Common Sense Media. Mr. Fisher holds a B.A. in History of Science from Harvard College and an M.B.A. from Harvard Business School.

Our board of directors believes that Mr. Fisher possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional and as a director of private technology companies and as a member of the board of directors of other public companies. Our board of directors also believes that Mr. Fisher brings historical knowledge and continuity to the board of directors.

Marc D. Gordon has served as a member of our board of directors since February 2013. Since September 2012, Mr. Gordon has served as Executive Vice President and Chief Information Officer at American Express Corporation, a multinational financial services corporation. Previously, Mr. Gordon was with Bank of America Corporation, a multinational banking and financial services corporation, from September 2004 to April 2012, where he served in various executive roles, most recently as Enterprise Chief Information Officer from December 2011 until April 2012. Mr. Gordon holds a B.A. in Economics from Colby College and an S.M. from the MIT Sloan School of Management.

Our board of directors believes that Mr. Gordon possesses specific attributes that qualify him to serve as a director, including his professional experience as an executive of other public technology companies.

Scot B. Jarvis has served as a member of our board of directors since May 2003. Mr. Jarvis co-founded Cedar Grove Partners, LLC, an investment and consulting/advisory partnership in January 1997 and currently serves as its managing member. He has been a venture partner with Oak Investment Partners, a venture capital firm, since 1998. Mr. Jarvis is a member of the board of directors of Airspan Networks, Inc., Kratos Defense & Security Solutions, Inc., and Vitesse Semiconductor Corporation. Mr. Jarvis holds a B.A. in Business Administration from the University of Washington.

Our board of directors believes that Mr. Jarvis possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional, an executive in the telecommunications industry and as a director of private technology companies. Our board of directors also believes that Mr. Jarvis brings historical knowledge and continuity to the board of directors.

King R. Lee, III has served as a member of our board of directors since December 2003 and has served as our President and CEO from August 2010 until January 2013 and Executive Chairman from January 2013 to January 2014. Mr. Lee co-founded Wynd Communications Corporation, a provider of wireless telecommunications services for the hearing-impaired, which became a wholly-owned subsidiary of GoAmerica, Inc. (now Purple Communications, Inc.) in June 2000. He also served as the Chief Executive Officer of The XTree Company from 1987 to 1993 and as the Chief Executive Officer of Quarterdeck, Inc. from 1994 to 1998. He served as a member of the GoAmerica board of directors from January 2003 until his resignation in March 2008.

Our board of directors believes that Mr. Lee possesses specific attributes that qualify him to serve as a director, including the perspective and substantial experience he brings as an executive in the telecommunications industry. Mr. Lee also brings historical knowledge and continuity to the board of directors.

Russell E. Planitzer has served as a member of our board of directors since March 2014. Mr. Planitzer has been a managing principal at Lazard Technology Partners, a venture capital firm he co-founded, since August 1997. He holds a B.S. in Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School.

Our board of directors believes that Mr. Planitzer possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional.

Barry M. Schuler has served as a member of our board of directors since November 2006 and as our lead independent director since May 2014. Mr. Schuler has served as a managing director of Draper Fisher Jurvetson, a venture capital firm, since August 2006 and as Chairman of Raydiance, Inc., a provider of software-controlled ultrashort pulse (USP) lasers, since January 2004. Mr. Schuler served in various senior management roles at America Online, Inc., or AOL, beginning in 1995 and was named Chairman and CEO of AOL, a subsidiary of Time Warner, Inc., from 2000 until 2003. He served on the board of directors of EDGAR Online, Inc., from November 2010 until August 2012 when it was acquired by R.R. Donnelley & Sons Company, a provider of print and related services. Mr. Schuler holds a B.A. in Liberal Arts from Rutgers University and is a member of the Rutgers Hall of Distinguished Alumni.

Our board of directors believes that Mr. Schuler possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional and as an executive and director of private software companies. Our board of directors also believes that Mr. Schuler brings historical knowledge and continuity to the board of directors.

Thomas E. Unterman served as a member of our board of directors from 2001 to 2003 and was reappointed to our board of directors in 2009. Mr. Unterman founded Rustic Canyon Partners, a sponsor of venture capital funds, in 1999, served as the Managing Partner of those funds until 2010 and currently serves as Founding Partner. Mr. Unterman serves on the board of directors of a number of private companies, including portfolio companies of Rustic Canyon Partners, Fulcrum BioEnergy, Inc., Intrepid Learning Solutions, Inc. and Navigating Cancer, Inc. Previously, Mr. Unterman served in several executive positions at The Times Mirror Company, a newspaper and magazine publisher, most recently as Executive Vice President and Chief Financial Officer. He served as a director of LoopNet, Inc. from January 2001 until April 2012 when it was acquired by CoStar Group, Inc., a provider of information/marketing services to commercial real estate professionals. Previously, he served on the board of directors of The Tribune Company, Ticketmaster Online—CitySearch Inc. and VeloBind, Incorporated. He is a trustee of the California State Teachers’ Retirement System and on the board of directors for several non-profits, including California Community Foundation, Pro Publica and Westwood Technology Transfer, an affiliate of UCLA overseeing the development and licensing of its intellectual property. Mr. Unterman received a degree from the Woodrow Wilson School of Public Affairs at Princeton University and a J.D. from the University of Chicago.

Our board of directors believes that Mr. Unterman possesses specific attributes that qualify him to serve as a director, including his substantial experience as an executive officer of a public company, as an investment professional and as a director of private technology companies. Our board of directors also believes that Mr. Unterman brings historical knowledge and continuity to the board of directors.

Christopher P. Varelas has served as a member of our board of directors since April 2013. Mr. Varelas has served as a partner of Riverwood Capital, a private equity firm he founded, since December 2008. Previously, he was with Citigroup Global Markets, Inc., an affiliate of Citigroup Inc., a multinational financial services corporation, from July 1990 to December 2008, where he served in various executive roles, most recently as Global Head of Technology, Media & Telecom Investment Banking and the Head of the National Investment Bank. Mr. Varelas holds a B.A. in Economics from Occidental College, for which he serves as a Trustee, and an M.B.A. from the Wharton School of Business.

Our board of directors believes that Mr. Varelas possesses specific attributes that qualify him to serve as a director, including his substantial experience as an investment professional and as an executive of public companies.

Codes of business conduct and ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers.

Board composition

Our business affairs are managed under the direction of our board of directors, which is currently composed of 11 members. Nine of our directors are independent within the meaning of the independent director guidelines of The NASDAQ Stock Market. Ms. Wyatt and Mr. Lee are not considered independent. Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors will be Scot B. Jarvis, King R. Lee, III, Russell E. Planitzer and Christy Wyatt, and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be Bandel L. Carano, John H.N. Fisher and Christopher P. Varelas, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be Jon E. Barfield, Marc D. Gordon, Barry M. Schuler and Thomas E. Unterman, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Our amended and restated certificate of incorporation and bylaws will provide that the number of directors, which is currently fixed at 11 members, may be increased or decreased from time to time by a resolution of our board of directors. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation and bylaws.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director independence

In connection with this offering, we have applied to list our common stock on The NASDAQ Stock Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange act. Compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Barfield, Carano, Fisher, Gordon, Jarvis, Planitzer, Schuler, Unterman and Varelas, representing nine of our 11 directors, were “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of The NASDAQ Stock Market.

Lead independent director

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines that provide that one of our independent directors should serve as our Lead Independent Director at any time when our Chief Executive Officer serves as the Chairperson of our board of directors or if the Chairperson is not otherwise independent. Because Ms. Wyatt is our President, Chief Executive Officer and Chairperson, our board of directors has appointed Mr. Schuler to serve as our Lead Independent Director. As Lead Independent Director, Mr. Schuler will preside over periodic meetings of our independent directors, serve as a liaison between our Chairperson and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the board of directors

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Messrs. Jarvis, Unterman and Varelas, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Unterman is the chairman of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence and financial literacy under the rules and regulations of The NASDAQ Stock Market and the SEC. Our board of directors has also determined that Mr. Unterman qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Stock Market. The audit committee is responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the performance and independence of our independent registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed reports;

•	reviewing and approving in advance any proposed related person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation committee

Messrs. Carano, Fisher, Schuler and Varelas, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Schuler is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of The NASDAQ Stock Market and SEC rules and regulations, as well as Section 162(m) of the Internal Revenue Code. The compensation committee is responsible for, among other things:

•

reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans, and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and corporate governance committee

Messrs. Gordon, Fisher and Unterman, each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee. Mr. Gordon is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of The NASDAQ Stock Market. The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization, and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-employee director compensation

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted stock options to those non-employee directors who are also not affiliated with our venture fund investors for their service on our board of directors. We have not paid cash compensation to any of our non-employee directors. We do, however, reimburse our directors for expenses associated with attending meetings of our board and meetings of committees of our board.

During the year ended December 31, 2014, we did not grant any stock options or stock awards or pay cash or any other compensation to our non-employee directors. Directors who are also our employees receive no additional compensation for their service as a director. During the year ended December 31, 2014, Ms. Wyatt, one of our directors and our President, Chief Executive Officer and Chairperson, was an employee. The compensation for Ms. Wyatt is discussed in the section titled “Executive Compensation.”

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2014.

Name	Option grant date	Number of securities underlying unexercised options		Option exercise price per share	Option expiration date
Marc D. Gordon	02/06/2013	150,000	(1)	$4.13	02/05/2023
Scot B. Jarvis	11/17/2010	100,000	(2)	0.66	11/16/2020
King R. Lee	11/17/2010	5,056,151	(2)	0.66	11/16/2020
	01/17/2012	312,500	(2)	1.68	01/16/2022

(1)	The option is subject to an early exercise provision and is immediately exercisable. Shares underlying the option vest as to 25% one year from the vesting commencement date and 1/48th of the shares vest monthly thereafter.

(2)	All of the shares underlying the option are fully vested and immediately exercisable.

In May 2014, our board of directors, after reviewing data provided by our independent compensation consulting firm, Compensia, regarding practices at comparable companies, adopted a compensation policy for non-employee directors. Pursuant to this non-employee director compensation policy, each member of our board of directors who is not our employee will receive cash and equity compensation for board services as described below. We also will continue to reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings as well as continuing director education.

Cash compensation

Our non-employee directors are entitled to receive the following cash compensation for their services:

•	$40,000 per year for service as a member of the board of directors;
•	$20,000 per year for service as chairman of the board of directors; and
•	$10,000 per year for service as a member of a committee of the board of directors.

All cash payments to non-employee directors are paid quarterly in arrears.

Equity compensation

Initial award.    Each person who becomes a non-employee director following the effective date of the registration statement of which this prospectus forms a part will be granted an equity award with a value of $172,000, effective as of the first day such person becomes a non-employee director. Seventy percent of this initial equity award will be in the form of a nonstatutory stock option, which will vest monthly over three years beginning with the first month after the effective date of grant, subject to the non-employee director continuing to be a service provider. 30% of this initial equity award will be in the form of restricted stock units, or RSUs, which will vest annually over three years on the day prior to each annual meeting after the effective date of grant, subject to the non-employee director continuing to be a service provider.

Annual award.    On the date of each annual meeting beginning with the first annual meeting following the effective date of the registration statement of which this prospectus forms a part, each non-employee director will receive an equity award with a value of up to $150,000. Seventy percent of this annual equity award will be in the form of a nonstatutory stock option, which will vest monthly over one year beginning with the first month after the effective date of grant but will vest in full on the next annual meeting held after the grant date if not already vested, subject to the non-employee director continuing to be a service provider. Thirty percent of this annual equity award will be in the form of RSUs, which will vest fully on the next annual meeting after the effective date of grant, subject to the non-employee director continuing to be a service provider.

One hundred percent of the non-employee director’s outstanding and unvested equity awards will immediately vest and, if applicable, become exercisable, on a change in control, as defined in our 2015 Equity Incentive Plan, or the 2015 Plan.

In no event will the award granted under this policy be greater than the non-employee director limits set forth in our 2015 Plan.

Executive compensation

Our named executive officers for 2014, which consists of our principal executive officer and the next two most highly compensated executive officers, are as follows:

•	Christy Wyatt, our President, Chief Executive Officer and Chairperson;
•	Ronald J. Fior, our Chief Financial Officer; and
•	Bruce Pagliuca, our Senior Vice President, Global Field Operations.

2014 Summary compensation table

The following table provides information regarding the compensation of our named executive officers during the year ended December 31, 2014.

Name and principal position	Year	Salary		Stock awards(1)	Option awards(1)	Bonus		Non-equity incentive plan compensation	All other compensation(2)		Total
Christy Wyatt	2014	$400,000		$—	$—	$—		$—	$3,236	(3)	$403,236
President, Chief Executive Officer and Chairperson	2013	384,508	(4)	—	19,120,948	300,000	(5)	—	3,743	(6)	19,809,199

Ronald J. Fior	2014	350,000		108,000	—	—		—	3,236	(3)	461,236
Chief Financial Officer	2013	69,688	(7)	—	3,099,900	—		—	438		3,170,026

Bruce Pagliuca	2014	337,500		108,000	292,050	4,752		—	2,621	(3)	744,923
Senior Vice President, Global Field Operations	2013	163,693	(8)	—	272,556	75,000	(9)	—	20,948	(10)	532,197

(1)	The amounts in the “Stock Awards” and “Option Awards” column reflect the aggregate grant date fair value of the restricted stock unit awards and stock options to purchase shares of our common stock granted to our named executive officers as computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)	Includes $1,500 company matching contribution to the 401(k) plan account made to Ms. Wyatt, Mr. Pagliuca and, for fiscal 2014 only, Mr. Fior and represents the $438 company matching contribution to the 401(k) plan account, for fiscal 2013 only, for Mr. Fior.

(3)	Includes $1,736 for Ms. Wyatt and Mr. Fior and $1,221 for Mr. Pagliuca for President’s Club membership fees.

(4)	Ms. Wyatt joined us as our President and Chief Executive Officer in January 2013 and received a prorated base salary based on an annual base salary of $400,000.

(5)	This amount represents a signing bonus payable to Ms. Wyatt in accordance with her employment offer letter with the company.

(6)	Includes $2,243 for company paid costs for spouse’s attendance at a company event.

(7)	Mr. Fior joined us as our Chief Financial Officer in October 2013 and received a prorated base salary based on an annual base salary of $350,000.

(8)	Mr. Pagliuca joined us as our Vice President, Global Customer Care in June 2013 and received a prorated base salary based on an annual base salary of $250,000.

(9)	Includes a $50,000 signing bonus payable to Mr. Pagliuca in accordance with his employment offer letter with the company and a $25,000 retention bonus.

(10)	Includes $10,971 for relocation expenses and $8,478 for temporary housing allowance.

Outstanding equity awards at fiscal year-end

The following table provides information regarding equity awards held by our named executive officers at December 31, 2014.

	Option awards					Stock awards
Named Executive Officer	Vesting commencement date		Number of securities underlying unexercised options (#) exercisable	Option exercise price	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested (5)
Christy Wyatt	01/14/2013	(1)	6,827,185	$4.13	02/05/2023	—
	—	(2)	1,137,864	4.13	02/05/2023	—
	01/14/2013	(1)	338,838	4.10	04/25/2023	—
	—	(2)	56,473	4.10	04/25/2023	—

Ronald J. Fior	10/21/2013		1,500,000	4.10	10/22/2023	—
	10/21/2013	(2)	500,000	4.10	10/22/2023	—
	11/05/2014	(4)	—	—	—	25,000

Bruce Pagliuca	06/03/2013	(3)	180,000	4.10	10/22/2023	—
	06/14/2014		150,000	3.88	06/15/2024	—
	11/05/2014	(4)	—	—	—	25,000

(1)

The option is subject to an early exercise provision and is immediately exercisable. Shares underlying the option vest as to 10% six months from the vesting commencement date and 1/54th of the shares vest monthly thereafter.

(2)	The option is subject to an early exercise provision and is immediately exercisable. Shares underlying the option are subject to performance vesting requirements based on achievement of certain financial milestones for the preceding 12-month period.

(3)

The option is subject to an early exercise provision and is immediately exercisable. Shares underlying the option vest as to 25% one year from the vesting commencement date and 1/48th of the shares vest monthly thereafter.

(4)	The stock award vests 100% on November 5, 2015.

(5)	The market price for our common stock is based on the assumed initial public offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus.

Executive employment agreements

Christy Wyatt

We entered into a confirmatory employment letter with Christy Wyatt, our current President, Chief Executive Officer and Chairperson, dated May 23, 2014. The confirmatory employment letter has no specific term and constitutes at-will employment. Ms. Wyatt’s current annual base salary is $400,000, and she is eligible to earn an annual incentive bonus of up to 100% of her base salary. Ms. Wyatt also received a signing bonus equal to $300,000 when she commenced employment with us.

Original options.    Ms. Wyatt was granted an option to purchase 6,827,185 shares of our common stock at an exercise price equal to $4.13 per share, which option will vest as to 10% of the total number of shares upon the six-month anniversary of employment, and the remainder will vest at 1/54th per month until fully vested upon the five year anniversary of employment, subject to her continued service with us. The number of shares underlying Ms. Wyatt’s option grant is intended to provide her with 3.0% of our total outstanding shares of capital stock on a fully diluted basis immediately following such grant. To offset the dilution resulting from our Series C-1 preferred stock financing consummated in April 2013, Ms. Wyatt was granted an option to purchase 338,838 shares of our common stock at an exercise price equal to $4.10 per share, which option will vest under the same schedule as the option described in the first sentence of this paragraph.

Performance options.    Ms. Wyatt was granted an option to purchase 1,137,864 shares of our common stock at an exercise price equal to equal to $4.13 per share. The shares subject to this option are eligible to vest only if and when we achieve certain financial milestones. The number of shares underlying Ms. Wyatt’s supplemental option grant was negotiated as part of her employment offer and is intended to provide her with an additional 0.5% of our total outstanding shares of capital stock on a fully diluted basis immediately following such grant. To offset the dilution resulting from our Series C-1 preferred stock financing consummated in April 2013, Ms. Wyatt was granted an option to purchase 56,473 shares of our common stock at an exercise price equal to $4.10 per share, which option will vest under the same schedule as the option described in the first sentence of this paragraph.

If Ms. Wyatt is terminated without “cause” (as defined in her letter) or terminates her employment for “good reason” outside of the period of time beginning three months prior to, and ending 24 months following, a “change in control” (as defined in the offer letter) (the “change in control period”), she will receive a lump sum payment equal to 12 months of her then-current base salary plus her target bonus and 100% of the annual incentive bonus for the year of termination, prorated to her termination date. She also will receive 12 months acceleration of vesting of unvested “original options” (as identified above) and a period of up to 12 months post-termination to exercise all vested stock options. Ms. Wyatt will also receive a lump sum payment equal to the monthly premium under COBRA for her and her dependents for up to 12 months, if she elects COBRA coverage. The payments and benefits under this paragraph are subject to her timely execution of a release of claims and timely return of our property.

If Ms. Wyatt is terminated without “cause” or terminates her employment for “good reason” during the change in control period, she will receive lump sum payment equal to 18 months of her then-current base salary plus 1.5 times her target bonus, and 100% of the annual incentive bonus for the year of termination, prorated to her termination date. In addition, 100% of her unvested original options (as identified above) will vest and she will have up to 12 months post-termination to exercise all vested stock options. Ms. Wyatt also will receive an additional bonus payment equal to 18 months of her then-current base salary. Ms. Wyatt will also receive a lump sum payment equal to the monthly premium under COBRA for her and her dependents for up to 18 months, if she elects COBRA coverage. The payments and benefits under this paragraph are subject to her timely execution of a release of claims and timely return of our property.

Further, in the event any of the amounts described above would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and otherwise could be subject to excise tax under Section 4999 of the Internal Revenue Code, Ms. Wyatt would be entitled to receive either full payment of benefits under this offer letter or such lesser amount that would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Ms. Wyatt.

Ronald J. Fior

We entered into an executive employment offer letter with Ronald J. Fior, our Chief Financial Officer, on October 11, 2013. The offer letter has no term and constitutes at-will employment. Mr. Fior’s current annual base salary is $350,000 and he is eligible to earn an annual incentive bonus of up to 50% of his base salary.

On October 23, 2013, Mr. Fior was granted an option to purchase 1,500,000 shares of our common stock at an exercise price equal to $4.10 per share, which is subject to time-based vesting requirements based on his continuous service with us.

On October 23, 2013, Mr. Fior was granted an option to purchase 500,000 shares of our common stock at an exercise price equal to $4.10 per share, which is subject to vesting requirements based on achievement of certain financial milestones.

Bruce Pagliuca

We entered into an executive employment offer letter with Bruce Pagliuca, our Senior Vice President of Global Field Operations, on May 3, 2013. The offer letter has no term and constitutes at-will employment. Mr. Pagliuca’s current annual base salary is $335,000 and he is eligible to earn an annual incentive bonus of up to 50% of his base salary. Mr. Pagliuca also received a signing bonus equal to $50,000, which is repayable to us if Mr. Pagliuca voluntarily terminates his employment within 12 months of his start date.

On October 23, 2013, Mr. Pagliuca was granted an option to purchase 180,000 shares of our common stock at an exercise price equal to $4.10 per share, which is subject to time-based vesting requirements based on his continuous service with us.

Executive change of control and severance arrangements

Prior to this offering, it is expected that Messrs. Fior and Pagliuca and each of our other executive officers will enter into change of control severance agreements providing for the benefits described below.

If, prior to the period beginning three months prior to and ending 12 months after a change of control (such, period, the “change of control period”), the executive officer’s employment is terminated by us without “cause” (excluding by reason of death or disability) or the executive officer resigns for “good reason” (as such terms are defined in the change of control severance agreement), the executive officer will be eligible to receive the following benefits if the executive officer timely signs and does not revoke a release of claims:

•	lump sum payment equal to six months base salary; and

•

payment by us for up to six months of COBRA premiums to continue health insurance coverage for the executive officer and the executive officer’s eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law.

If, during the change of control period, the executive officer’s employment is terminated by us without “cause” (excluding by reason of death or disability) or the executive officer resigns for “good reason,” the executive officer will be eligible to receive the following benefits if the executive officer timely signs and does not revoke a release of claims:

•	lump sum payment equal to twelve months base salary in effect on the termination date or immediately prior to the change of control, whichever is greater;

•

lump sum payment equal to any earned but unpaid bonus for a prior fiscal year and the pro-rated portion of the executive officer’s target bonus as in effect for the fiscal year in which the executive officer’s termination of employment occurs;

•

payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for the executive officer and the executive officer’s eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law; and

•	100% accelerated vesting of all outstanding equity awards.

In the event any of the amounts provided for under the change of control severance agreement or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the executive officer would be entitled to receive either full payment of benefits under this employment agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. The change of control severance agreement does not require us to provide any tax gross-up payments.

Employee benefit plans and stock plans

2015 Equity Incentive Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt a 2015 Equity Incentive Plan, or the 2015 Plan, which we expect our stockholders will approve. Subject to stockholder approval, the 2015 Plan will be effective upon the later to occur of its adoption by our board of directors or one business day prior to the effective date of the registration statement of which this prospectus forms a part, but is not expected to be utilized until after the completion of this offering. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized shares.    A total of              shares of our common stock are expected to be reserved for issuance pursuant to the 2015 Plan, of which no awards are issued and outstanding. In addition, the shares to be reserved for issuance under our 2015 Plan will also include (a) those shares reserved but unissued under our 2006 Stock Plan, as amended and restated, or the 2006 Plan, and (b) shares returned to our 2006 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2015 Plan pursuant to (a) and (b) is              shares). The number of shares available for issuance under the 2015 Plan will also include an annual increase on the first day of each fiscal year beginning in 2016, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan administration.    Our board of directors or one or more committees appointed by our board of directors will administer the 2015 Plan. We anticipate that the compensation committee of our board of directors will administer our 2015 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2015 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2015 Plan, the administrator has the power to administer the 2015 Plan, including but not limited to, the power to interpret the terms of the 2015 Plan and awards granted under it, to create, amend and revoke rules relating to the 2015 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type, which may have a higher or lower exercise price or different terms, awards of a different type or cash.

Stock options.    Stock options may be granted under the 2015 Plan. The exercise price of options granted under our 2015 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator determines the other terms of the options.

Stock appreciation rights.    Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock.    Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2015 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units.    Restricted stock units may be granted under our 2015 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2015 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares.    Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares.

Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside directors.    Our 2015 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan.

Non-transferability of awards.    Unless the administrator provides otherwise, our 2015 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2015 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control.    Our 2015 Plan will provide that in the event of a merger or change in control, as defined under the 2015 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment, termination.    The administrator will have the authority to amend, suspend or terminate the 2015 Plan provided such action does not impair the existing rights of any participant. Our 2015 Plan will automatically terminate in 2025, unless we terminate it sooner.

2006 Stock Plan, as amended

Our board of directors and our stockholders adopted our 2006 Stock Plan in November 2006, and our stockholders approved it in January 2007. Our 2006 Plan was most recently amended in May 2014. Our 2006 Plan will be terminated in connection with this offering, and accordingly, no shares are available for issuance under this plan. All outstanding awards will continue to be governed by their existing terms. As of December 31, 2014, options to purchase 52,451,495 shares of our common stock and 330,556 shares of our common stock issuable upon the vesting of RSUs remained outstanding under our 2006 Plan. Awards granted under the 2006 Plan are subject to terms generally similar to those described above with respect to awards granted under the 2015 Plan. Our 2006 Plan provides that, in the event of a merger or consolidation, each award will be subject to the agreement of merger or consolidation. Such agreement will provide for one or more of the following: the continuation, assumption or substitution of awards, full acceleration of awards followed by the cancellation of such awards, or the cancellation of outstanding awards in exchange for a cash payment. Our 2006 Plan generally provides that an award may be transferrable only by: a beneficiary designation, a will, or the laws of descent and distribution. However, the award agreement may allow for transfer of an award of nonstatutory stock options or RSUs by gift or domestic relations order to a family member. Incentive stock options may be exercised during the participant’s lifetime only by the participant or the participant’s guardian.

2014 Acquisition Stock Plan

Our board of directors and our stockholders adopted our 2014 Acquisition Stock Plan, or the Acquisition Plan, in November 2014, to provide equity awards to service providers who were previously employed by companies we acquired and who subsequently become our employees or consultants as a result of such acquisitions. Our Acquisition Plan will be terminated in connection with this offering, and accordingly, no shares are available for issuance under this plan. All outstanding awards will continue to be governed by their existing terms. As of December 31, 2014, options to purchase 1,329,243 shares of our common stock and 219,068 shares of our common stock issuable upon the vesting of RSUs remained outstanding under our Acquisition Plan. Awards granted under the Acquisition Plan are subject to terms generally similar to those described above with respect to awards granted under the 2015 Plan. Our Acquisition Plan provides that, in the event of a merger or consolidation, each award will be subject to the agreement of merger or consolidation. Such agreement will provide for one or more of the following: the continuation, assumption or substitution of awards, full acceleration of awards followed by the cancellation of such awards, or the cancellation of outstanding awards in exchange for a cash payment. Our Acquisition Plan generally provides that an award may be transferrable only by: a beneficiary designation, a will, or the laws of descent and distribution. However, the award agreement may allow for transfer of an award of nonstatutory stock options or RSUs by gift or domestic relations order to a family member. Incentive stock options may be exercised during the participant’s lifetime only by the participant or the participant’s guardian.

Visto Corporation 1996 Stock Plan, as amended and restated

Our 1996 Stock Plan, as amended and restated, or the 1996 Plan, was adopted by our board of directors on September 23, 1996, and was subsequently amended and restated, most recently on July 23, 2002. In November 2006, our board of directors terminated the 1996 Plan in connection with the adoption of our 2006 Plan. The 1996 Plan continues to govern the terms of any outstanding awards granted thereunder, but no future awards will be granted under the 1996 Plan. Awards granted under the 1996 Plan are subject to terms generally similar to those described above with respect to awards granted under the 2015 Plan. After the termination of service of an employee, officer, director, consultant, or advisor, who received stock options under the 1996 Plan, he or she may exercise his or her option for the period of time provided in his or her option agreement. Generally, if termination is due to reasons other than death or disability, the option will remain exercisable for at least three months. Generally, if termination is due to disability, the option will remain exercisable for at least six months. If termination is due to death, the option will remain exercisable for at least 12 months. During a participant’s lifetime, his or her options granted under the 1996 Plan may be exercisable only by the participant or the participant’s guardian or legal representatives, and shall not be transferrable by the participant other than by beneficiary designation, will, or the laws of descent and distribution. The 1996 Plan provided that in the event of a merger or other consolidation, each outstanding award will be treated in accordance with the agreement of merger or consolidation. The agreement may provide for (a) the continuation of the outstanding options by us, if we are the surviving corporation, (b) the assumption of the 1996 Plan and outstanding options thereunder, (c) the substitution by the surviving corporation or its parent of options with substantially the same terms for such outstanding options, or (d) the cancellation of such outstanding options without payment or consideration.

SumooH, Inc. 2009 Stock Incentive Plan

In connection with our acquisition of Copiun in September 2012, we assumed options granted under the SumooH, Inc. 2009 Stock Incentive Plan, as amended and restated, or the Copiun Plan, for former employees of

Copiun who continued employment with us after the closing. We converted these options into options to purchase shares of our common stock. The Copiun Plan will continue to govern the terms of these assumed options, but no future awards will be granted under the Copiun Plan. Awards granted under the Copiun Plan are subject to terms generally similar to those described above with respect to awards granted under the 2015 Plan. After the termination of service of an employee, officer, director, consultant, or advisor, who received stock options under the Copiun Plan, he or she may exercise his or her option for the period of time stated in his or her option agreement. For California participants, generally, if termination is due to reasons other than cause, death, or disability, the option will remain exercisable for at least 30 days. If a California participant is terminated due to death or “permanent and total disability,” the option will remain exercisable for at least six months. Except as the administrator may otherwise determine or provide in an award, options shall not be sold, assigned, transferred, pledged, or otherwise encumbered by the person to whom they were granted, except by will or the laws of descent and distribution, or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. The Copiun Plan provides that in the event of a reorganization, such as a merger or combination of the company with or into another entity, a share exchange transaction, or a liquidation or dissolution of the company, the administrator may take any one or more of the actions described in the Copiun Plan.

OnDeego, Inc. 2010 Stock Incentive Plan, as amended and restated

In connection with our acquisition of AppCentral in October 2012, the board of directors assumed options granted under the OnDeego, Inc. 2010 Stock Incentive Plan, as amended and restated, or the AppCentral Plan, for former employees of AppCentral who continued employment with us after the closing. We converted these options into options to purchase shares of our common stock. The AppCentral Plan will continue to govern the terms of these assumed options, but no future awards will be granted under the AppCentral Plan. Awards granted under the AppCentral Plan are subject to terms generally similar to those described above with respect to awards granted under the 2015 Plan. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for at least six months. If termination is due to reasons other than death or disability, the option will generally remain exercisable for at least 30 days after termination. However, if termination is due to cause, the option agreement may provide that the option terminates on the effective date of the optionee’s termination. During a grantee’s lifetime, his or her options may be exercisable only by the grantee or the grantee’s guardian or legal representatives, and shall not be transferrable other than by beneficiary designation, will, or the laws of descent and distribution. However, the board of directors may, in its sole discretion, allow a holder of a nonstatutory option to make transfers to a revocable trust, to one or more family members, or to a trust established for the benefit of the grantee or one or more family members.

BoxTone Inc. Amended and Restated Stock Incentive Plan

In connection with our acquisition of BoxTone Inc. in March 2014, we assumed options granted under the BoxTone Inc. Amended and Restated Stock Incentive Plan, or the BoxTone Plan, for former employees of BoxTone who continued employment with us after the closing. We converted these options into options to purchase shares of our common stock. The BoxTone Plan will continue to govern the terms of the assumed options, but no future awards will be granted under the BoxTone Plan. Awards granted under the BoxTone Plan are subject to terms generally similar to those described above with respect to awards granted under the 2014 Plan. After the termination of service of an individual who received stock options under the BoxTone Plan due to his or her death or disability, he or she may exercise his or her option for the period of time stated in his or her option agreement, and if no time is specified in his or her option agreement, then 12 months from the date of termination. After the termination of service of an individual who received stock options under the BoxTone

Plan for any reason other than “cause” (as defined in the BoxTone Plan) or his or her death or disability, he or she may exercise his or her option for the period of time stated in his or her option agreement, and if no time is specified in his or her option agreement, then 90 days from the date of termination. If an individual’s service with us is terminated for cause, then (i) any option granted to such individual will immediately and automatically expire as of the date of termination and (ii) any shares of our stock for which we have not yet delivered share certificates will be immediately and automatically forfeited, and we will refund to the individual the option exercise price paid for such shares, if any. During a grantee’s lifetime his or her options may be exercisable only by the grantee or the grantee’s legal representatives. Except as may otherwise be determined by our board of directors, options may not be sold, pledged assigned, hypothecated, gifted, transferred, or disposed of in any manner either voluntarily or involuntarily by operation of law, other than by will or the laws of descent or distribution.

2015 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt a 2015 Employee Stock Purchase Plan, or the ESPP, and we expect our stockholders will approve it prior to the completion of this offering. The ESPP will become effective after the completion of this offering.

Authorized shares.    A total of                  shares of our common stock will be made available for sale. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal 2016, equal to the lesser of:

•	% of the outstanding shares of our common stock on the first day of such fiscal year;
•	shares; or
•	such other amount as may be determined by our board of directors.

Plan administration.    Our board of directors or a committee appointed by our board of directors will administer the ESPP. We anticipate that our compensation and leadership development committee will administer the ESPP. The administrator will have authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determining eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the Plan, including creating sub-plans.

Eligibility.    Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee, immediately after the grant, would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which the option is outstanding.

Offering periods.    Our ESPP is intended to qualify under Section 423 of the Code, and provides for             -                 month offering periods. The offering periods generally start on the first trading day on or after              and              of each year, except that the first offering period will commence on the first trading day following the effective date of the registration statement of which this prospectus forms a part. The administrator may, in its discretion, modify the terms of future offering periods.

Payroll deductions.    Our ESPP will permit participants to purchase common stock through payroll deductions of up to     % of their eligible compensation, which includes a participant’s base straight time gross earnings, commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of              shares during an offering period.

Exercise of option.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-transferability.    A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or change in control.    In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment, termination.    Our ESPP will automatically terminate in 2035, unless we terminate it sooner. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Incentive Compensation Plan

Our board of directors has adopted an Incentive Compensation Plan, or the Bonus Plan. The Bonus Plan allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interested, taxes, depreciation and amortization and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our board of directors has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees automatically are enrolled in the 401(k) plan to defer eligible compensation at a rate of 3%, and may elect to defer a higher percentage of eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan. We currently make matching contributions of 50% of the first 6% of an employee’s contributions up to $1,500 per year. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitation on liability and indemnification matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our current directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Certain relationships and related party transactions

Below we describe transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of such related person, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Series B-1 redeemable convertible preferred stock warrant exercises

In March 2012, we sold an aggregate of 1,084,831 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $1.00 per share in connection with the exercises of certain outstanding warrants to purchase Series B-1 redeemable convertible preferred stock. Each share of our Series B-1 redeemable convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering. The following table summarizes the Series B-1 redeemable convertible preferred stock purchased by entities related to certain members of our board of directors:

Name of stockholder	Shares of Series B-1 redeemable convertible preferred stock	Aggregate purchase price
Entities affiliated with Oak Investment Partners(1)	681,750	$681,750
Entities affiliated with Saints Rustic Canyon(2)	272,700	272,700

(1)	Consists of shares purchased by Oak Investment Partners X, LP and Oak X Affiliates Fund, LP. Mr. Carano, a member of our board of directors, is affiliated with these entities.

(2)	Consists of shares purchased by Saints Rustic Canyon, LP. Mr. Unterman, a member of our board of directors, is affiliated with this entity.

Series C-1 preferred stock financing

From April 2013 through March 2014, we sold an aggregate of 16,077,241 shares of our Series C-1 redeemable convertible preferred stock at a purchase price of $4.105 per share for an aggregate purchase price of $66.0 million. Each share of our Series C-1 redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering. The following table summarizes the Series C-1 redeemable convertible preferred stock purchased by entities related to certain members of our board of directors:

Name of stockholder	Shares of Series C-1 redeemable convertible preferred stock	Aggregate purchase price
Entities affiliated with Riverwood Capital(1)	9,744,215	$40,000,000
Entities affiliated with Oak Investment Partners(2)	577,225	2,369,509
Entities affiliated with Draper Fisher Jurvetson(3)	300,436	1,233,290
Entities affiliated with Meritech Capital(4)	161,346	662,326
Entities affiliated with Saints Rustic Canyon(5)	159,228	653,631

(1)	Consists of shares purchased by Riverwood Capital L.P., Riverwood Capital (Parallel—A) L.P. and Riverwood Capital (Parallel—B) L.P. Mr. Varelas, a member of our board of directors, is affiliated with these entities.

(2)	Consists of shares purchased by Oak Investment Partners X, LP and Oak X Affiliates Fund, LP. Mr. Carano, a member of our board of directors, is affiliated with these entities.

(3)	Consists of shares purchased by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC, Draper Fisher Jurvetson EPlanet Ventures LP, Draper Fisher Jurvetson Fund VI, L.P., Draper Fisher Jurvetson Growth Fund 2006, L.P., Draper Fisher Jurvetson Partners VI, LLC, Draper Associates Riskmasters Fund III, LLC, Draper Fisher Jurvetson EPlanet Partners Fund, LLC, and Draper Fisher Jurvetson EPlanet Ventures GmbH & Co. KG. Mr. Fisher and Mr. Schuler, members of our board of directors, are affiliated with these entities.

(4)	Consists of shares purchased by Meritech Capital Partners II LP and Meritech Capital Affiliates II LP.

(5)	Consists of shares purchased by Saints Rustic Canyon, LP. Mr. Unterman, a member of our board of directors, is affiliated with this entity.

BoxTone acquisition

In March 2014, we issued an aggregate of 11,386,210 shares of our common stock and 13,284,757 shares of our Series C-2 redeemable convertible preferred stock (including 162,246 shares of our Series C-2 redeemable convertible preferred stock issuable upon the exercise of warrants), in consideration for our acquisition of BoxTone. Each share of our Series C-2 redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering. The following table summarizes the common stock and Series C-2 redeemable convertible preferred stock issued to Mr. Planitzer, a member of our board of directors, and Lazard Technology Partners II, LP, an entity affiliated with him:

Name of stockholder	Shares of common stock	Shares of Series C-2 redeemable convertible preferred stock	Aggregate issuance price
Lazard Technology Partners II, LP(1)	6,129,802	12,490,439	$76,436,091
Russell E. Planitzer	139,575	—	572,956

(1)	Mr. Planitzer, a member of our board of directors, is affiliated with this entity.

Investors’ rights agreement

We are party to an investors’ rights agreement that provides, among other things, that holders of our redeemable convertible preferred stock, including stockholders affiliated with Messrs. Carano, Fisher, Jarvis, Planitzer, Schuler, Unterman and Varelas, members of our board of directors, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Employment arrangements and indemnification agreements

We have entered into employment and consulting arrangements with certain of our current and former executive officers. See “Executive Compensation—Executive Employment Arrangements.”

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws in effect upon the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Severance and separation agreements

Many of our executive officers are entitled to certain severance benefits. See “Executive Compensation—Executive Employment Agreements.”

Stock option grants to executive officers and directors

We have granted stock options to our executive officers and one of our non-employee directors. See “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Policies and procedures for related party transactions

We will adopt a formal written policy that will be effective upon the closing of this offering providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction (as defined above) without the approval of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Principal stockholders

The following table presents information with respect to the beneficial ownership of our common stock as of January 31, 2015, and as adjusted to reflect the sale of common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 2015, to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 219,466,398 shares of our common stock outstanding on January 31, 2015, which includes 145,763,243 shares of common stock resulting from the automatic conversion upon the closing of this offering of all shares of our redeemable convertible preferred stock that were outstanding as of January 31, 2015, as if this conversion had occurred as of January 31, 2015, and excludes the exercise of Net Exercise Warrant. Percentage ownership of our common stock after this offering also assumes our sale of shares of common stock in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below that owns 5% or more of our common stock is c/o Good Technology Corporation, 430 N. Mary Avenue, Suite 200, Sunnyvale, California 94085.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name of beneficial owner		Before the offering	After the offering

5% Stockholders:
Entities affiliated with Oak Investment Partners(1)	47,118,451	21.5%
Entities affiliated with Draper Fisher Jurvetson(2)	24,603,687	11.2
Lazard Technology Partners II, LP(3)	15,827,210	7.2
Saints Rustic Canyon, LP(4)	13,647,638	6.2
Entities affiliated with Meritech Capital Partners(5)	13,228,379	6.0

Named Executive Officers and Directors:
Christy Wyatt(6)	8,360,360	3.7
Ronald J. Fior(7)	2,016,667	*
Bruce Pagliuca(8)	330,000	*
Bandel L. Carano(9)	47,118,451	21.5
John H.N. Fisher(10)	24,603,687	11.2
Marc D. Gordon(11)	150,000	*
Scot B. Jarvis(12)	450,000	*
King R. Lee, III(13)	5,368,651	2.4
Russell E. Planitzer(14)	15,945,849	7.3
Barry M. Schuler(15)	8,746,476	4.0
Thomas E. Unterman(16)	13,647,638	6.2
Christopher P. Varelas(17)	9,744,215	4.4
All executive officers and directors as a group (14 persons)(18)	129,595,101	54.5

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 46,373,978 shares held of record by Oak Investment Partners X, LP, or Oak X; and (ii) 744,473 shares held of record by Oak X Affiliates Fund, LP, or Oak X Affiliates. Oak Associates X, LLC, or Oak Associates X GP is the general partner of Oak X. Oak X Affiliates, LLC, or Oak X Affiliates GP, is the general partner of Oak X Affiliates. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont, as the managing members of Oak Associates X GP and Oak X Affiliates GP, share voting and dispositive power with respect to the shares held by Oak X and Oak X Affiliates GP. The address for each of these entities is c/o Oak Investment Partners, 525 University Avenue, Suite 1300, Palo Alto, California 94301.

(2)	Consists of (i) 7,186,887 shares held of record by Draper Fisher Jurvetson Fund VI, L.P., or Fund VI; (ii) 200,925 shares held of record by Draper Fisher Jurvetson Partners VI, LLC, or Partners VI; (iii) 160,997 shares held of record by Draper Fisher Jurvetson ePlanet Partners Fund, LLC, or ePlanet Partners; (iv) 7,751,985 shares held of record by Draper Fisher Jurvetson ePlanet Ventures L.P., or ePlanet Ventures; (v) 136,848 shares held of record by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, or ePlanet GmbH; (vi) 8,092,239 shares held of record by Draper Fisher Jurvetson Growth Fund 2006, L.P., or Growth Fund; (vii) 654,237 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC, or Partners Growth; (viii) 335,859 shares held of record by Draper Associates, L.P., or DALP; and (ix) 83,710 shares held of record by Draper Associates Riskmasters Fund III, LLC, or Riskmasters. Timothy C. Draper, John H.N. Fisher, and Stephen T. Jurvetson, as the managing directors of the general partner entity of Fund VI and as managing members of the entities, Partners VI and ePlanet Partners, share voting and dispositive power with respect to the shares held by Fund VI, Partners VI and ePlanet Partners. Messrs. Draper, Fisher, Jurvetson and Asad Jamal, as the managing directors of the general partner entities of ePlanet Ventures and ePlanet GmbH, share voting and dispositive power with respect to the shares held by ePlanet Ventures and ePlanet GmbH. Mark W. Bailey, Mr. Fisher and Barry M. Schuler, as the managing directors of the general partner of Growth Fund, share voting and dispositive power with respect to the shares held by Growth Fund. Any three of Messrs. Bailey, Draper, Fisher and Jurvetson and Mr. Schuler, as the managing members of Partners Growth, share voting and dispositive power with respect to the shares held by Partners Growth. Mr. Draper, as the President of Draper Associates, Inc., the general partner of DALP, shares voting and dispositive power with respect to the shares held by DALP. Mr. Draper, as the managing member of Draper Associates Riskmasters Fund III, LLC, or DARF III, shares voting and dispositive power with respect to the shares held by DARF III. The address for each of these entities is c/o Draper Fisher Jurvetson, 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(3)

All of the shares are held of record by LTP Fund II, LP, or LTP Fund II. LTP II LP is the general partner of LTP Fund II. LTP II GenPar LLC is the general partner of LTP II LP. Russell Planitzer, as the sole member of LTP II GenPar LLC’s management board, has sole voting and dispositive power with respect to the shares held by LTP Fund II. In addition, 2,793,031 shares issued pursuant to the acquisition of BoxTone are held in escrow for the benefit of LTP Fund II. The address for each of these entities is c/o Lazard Technology Partners, 30 Rockefeller Plaza, 48th Floor, New York, New York 10020.

(4)	All of the shares are held of record by Saints Rustic Canyon, LP, or SRC LP. Thomas E. Unterman, Nate Redmond, David Travers, Kenneth B. Sawyer, David P. Quinlavin and Chia Griarte, as the managing members of Saints Rustic Canyon LLC, the general partner of SRC LP, share voting and dispositive power with respect to the shares held by SRC LP. The address for each of these entities is c/o Saints Rustic Capital, 475 Sansome Street, Suite 1850, San Francisco, California 94111.

(5)	Consists of (i) 12,801,797 shares held of record by Meritech Capital Partners II, L.P., or MCP II; (ii) 329,405 shares held of record by Meritech Capital Affiliates II, L.P., or MCA II; and (iii) 97,177 shares held of record by MCP Entrepreneur Partners II L.P., or MCP ENT II. Meritech Management Associates II L.L.C., or MMA II, a managing member of Meritech Capital Associates II L.L.C., the general partner of MCP II, MCA II and MCP ENT II, has sole voting and dispositive power with respect to the shares held by MCP II, MCA II and MCP ENT II. Paul S. Madera and Michael B. Gordon, as the managing members of MMA II, share voting and dispositive power with respect to the shares held by MCP II, MCA II and MCP ENT II. The address for each of these entities is c/o Meritech Capital Partners, 245 Lytton Avenue, Suite 125, Palo Alto, California 94301.

(6)	Consists of 8,360,360 shares subject to options exercisable within 60 days of January 31, 2015, 3,105,276 of which are fully vested.

(7)	Consists of (i) 16,667 shares held of record by Mr. Fior; and (ii) 2,000,000 shares subject to options exercisable within 60 days of January 31, 2015, 531,250 of which are fully vested.

(8)	Consists of 330,000 shares exercisable within 60 days of January 31, 2015, 78,750 of which are fully vested.

(9)	Consists of the shares listed in footnote (1) above, which are held by the Oak Investment Partners entities. Mr. Carano, one of our directors, is a managing partner at Oak Investment Partners and shares voting and dispositive power with respect to the shares held by Oak Investment Partners.

(10)	Consists of the shares listed in footnote (2) above, which are held by the Draper Fisher Jurvetson entities. Mr. Fisher, one of our directors, is a managing director at Draper Fisher Jurvetson and shares voting and dispositive power with respect to the shares held by Draper Fisher Jurvetson.

(11)	Consists of 150,000 shares subject to options exercisable within 60 days of January 31, 2015, 78,125 of which are fully vested.

(12)	Consists of (i) 350,000 shares held of record by Mr. Jarvis; and (ii) 100,000 shares exercisable within 60 days of January 31, 2015, all of which are fully vested.

(13)	Consists of 5,368,651 shares subject to options exercisable within 60 days of January 31, 2015, all of which are fully vested.

(14)	Consists of (i) 118,639 shares held of record by Mr. Planitzer; and (ii) the shares held of record by Lazard as listed in footnote (3) above. Mr. Planitzer, one of our directors, as the sole member of LTP II GenPar LLC’s management board, has sole voting and dispositive power with respect to the shares held by Lazard. In addition, 20,936 shares issued pursuant to the acquisition of BoxTone are held in escrow for the benefit of Mr. Planitzer.

(15)	Consists of the shares held of record by Growth Fund and Partners Growth as listed in footnote (2) above. Mr. Schuler, one of our directors, is a managing director at Draper Fisher Jurvetson and shares voting and dispositive power with respect to the shares held by Growth Fund and Partners Growth.

(16)	Consists of the shares listed in footnote (4) above, which are held by SRC LP. Mr. Unterman, one of our directors, is a managing member of Saints Rustic Canyon LLC and shares voting and dispositive power with respect to the shares held by SRC LP.

(17)	Consists of (i) 5,573,042 shares held of record by Riverwood Capital Partners L.P.; (ii) 1,921,395 shares held of record by Riverwood Capital Partners (Parallel-A) L.P.; and (iii) 2,249,778 shares held of record by Riverwood Capital Partners (Parallel-B) L.P., (collectively, the Riverwood Entities). Mr. Varelas, one of our directors, is a managing partner of Riverwood Capital GP Ltd., the general partner of Riverwood Capital L.P., the general partner of the Riverwood Entities, and shares voting and dispositive power with respect to the shares held by the Riverwood Entities.

(18)	Consists of (i) 111,502,757 shares beneficially owned by our current directors and officers; and (ii) 18,092,344 shares subject to options exercisable within 60 days of January 31, 2015, of which 11,045,385 shares are fully vested.

Description of capital stock

General

The following is a summary of the rights of our common stock and redeemable convertible preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares will be designated as common stock; and
•	20,000,000 shares will be designated as preferred stock.

Assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock on a one-to-one basis effective immediately prior to the completion of this offering and excluding the exercise of the Net Exercise Warrant, as of December 31, 2014, we had outstanding 219,119,190 shares of common stock, held by approximately 749 stockholders of record, no shares of redeemable convertible preferred stock, options to acquire 56,522,914 shares of our common stock, 549,624 shares of our common stock subject to RSUs, warrants to purchase 5,497,961 shares of our common stock (including the Net Exercise Warrant), warrants to purchase 16,260,160 shares of our common stock issued pursuant to our Senior Notes and Warrants offering in September 2014 and warrants to purchase 162,246 shares of our Series C-2 redeemable convertible preferred stock. The conversion price of the Series C-1 and C-2 redeemable convertible preferred stock may be reduced to an amount that represents a 33% discount to the price of the common stock sold in this offering if the price of the common stock sold in this offering is not at least $6.13.

Common stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. In addition, the terms of our credit facility currently prohibit us from paying dividends on our capital stock without the prior approval of our lender. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 20,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Options

As of December 31, 2014, we had outstanding options to purchase an aggregate of 56,522,914 shares of our common stock, with a weighted-average exercise price of $2.23, pursuant to our 2006 Stock Plan, the Acquisition Plan the Copiun Plan, the AppCentral Plan and the BoxTone Plan and options granted outside of the plans.

RSUs

As of December 31, 2014, we had outstanding 549,624 shares of our common stock issuable upon the vesting of RSUs pursuant to our 2006 Stock Plan and the Acquisition Plan.

Warrants

As of December 31, 2014, warrants to purchase a total of 16,260,160 shares of our common stock at an exercise price of $4.92 per share were outstanding. The warrants expire on September 30, 2018. At any time from and after 180 days following the date of the closing of this offering and prior to expiration, the Warrants shall be exercisable in accordance with their terms. Net share settlement shall apply upon all exercise of Warrants.

As of December 31, 2014, a warrant to purchase 4,432,961 shares of our common stock at an exercise price of $1.83 per share was outstanding. Such warrant may be exercised, by cash or through a net exercise, at any time before or on the date of the closing of this offering, after which date the warrant will terminate.

As of December 31, 2014, four warrants to purchase an aggregate of 1,065,000 shares of our common stock, each at an exercise price of $3.22 per share, were outstanding. Such warrants may be exercised at any time before or on December 31, 2023.

As of December 31, 2014, a warrant to purchase 45,859 shares of our Series C-2 redeemable convertible preferred stock at an exercise price of $1.74 per share was outstanding. Such warrant may be exercised at any time before or on June 14, 2018. After this offering, the warrant will be converted into a warrant to purchase shares of our common stock.

As of December 31, 2014, a warrant to purchase 116,387 shares of our Series C-2 redeemable convertible preferred stock at an exercise price of $2.01 per share was outstanding. Such warrant may be exercised at any time before or on June 14, 2018. After this offering, the warrant will be converted into a warrant to purchase shares of our common stock.

Each of the warrants to purchase shares of our common stock or our Series C-2 redeemable convertible preferred stock has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant, after deducting the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain of the holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “—Registration Rights.”

Registration rights

Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Investors’ Rights Agreement, or IRA, dated as of May 3, 2014, between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred stock financings, and include demand registration rights, short-form registration rights, and piggyback registration rights. The registration rights set forth in the IRA expire five years following the date of this offering, with the consummation of a “liquidation event,” as defined in our Amended and Restated Certificate of Incorporation, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand registration rights

The holders of an aggregate of 148,171,622 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the IRA, we will be required, upon the written request of holders of at least 20% of the shares that are entitled to registration rights under the IRA, to register, as soon as practicable, all or a portion of these shares for public resale if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $15.0 million, subject to exceptions set forth in the IRA. We are required to effect only two registrations pursuant to this provision of the IRA. We are not required to effect a demand registration until the earlier of October 15, 2014 or 180 days after the effective date of this offering.

Form S-3 registration rights

The holders of an aggregate of 148,171,622 shares of our common stock or their permitted transferees are also entitled to S-3 registration rights. Under the terms of the IRA, we will be required, upon written request of holders of at least 10% of the shares that are entitled to registration rights under the IRA, to register on Form S-3, as soon as practicable, all or a portion of these shares for public resale if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $3.0 million, subject to exceptions set forth in the IRA.

Piggyback registration rights

Following the completion of this offering, the holders of an aggregate of 148,171,622 shares of our common stock or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares are entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the IRA.

Anti-takeover effects of delaware law and our certificate of incorporation and bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock.    As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on ability of stockholders to act by written consent or call a special meeting.    Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairman of our board of directors, the chief executive officer, the president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board classification.    Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, by making it more difficult for stockholders to replace a majority of the directors.

Delaware anti-takeover statute.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

Exchange listing

We have applied to list our common stock on The NASDAQ Stock Market under the symbol “GDTC.”

Shares eligible for future sale

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, based on shares outstanding as of December 31, 2014, a total of              shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock immediately prior to the completion of this offering. Of these shares, all              shares of common stock sold in this offering plus any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market at various times beginning more than 180 days (subject to extension) after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-up agreements

We, all of our directors and officers, and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. See “Underwriters” for a description of the lock up agreements with the underwriters. All of our stockholders are subject to a market standoff agreement with us which impose similar restrictions.

Registration rights

The holders of 148,171,622 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

Material United States federal income tax consequences to non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code or the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address any tax considerations arising under the laws of any state, local or other jurisdiction, the potential application of the Medicare contribution tax or, except as provided below, any other federal tax considerations. This summary is limited to investors who will hold our common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this discussion does not address tax considerations applicable to partnerships that hold our common stock and any such partnerships or partners in such partnerships should consult their tax advisors.

The following discussion of material U.S. federal income tax consequences to non-U.S. holders is for general information only. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under other U.S. federal tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock other than a (1) U.S. citizen or U.S. resident alien, (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, (4) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person or (5) a partnership.

Distributions on common stock

If we make distributions on our common stock, these distributions generally will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. See “—Gains on Disposition of Common Stock.”

Any dividend paid to you generally will be subject to withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other applicable version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable version of IRS Form W-8 properly certifying exemption. Such effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on disposition of common stock

Subject to the discussion below regarding recent legislative withholding developments, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.);

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and your holding period for our common stock.

If you are described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period described above.

Federal estate tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or the gross proceeds of disposition of our common stock may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or other applicable version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Foreign accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock to a “foreign financial institution” (as specifically defined for this purpose) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding provisions described above generally apply to payments of dividends on our stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding provisions on their investment in our common stock.

Underwriters

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as book-running managers of the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Oppenheimer & Co. Inc.

Total

The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                      additional shares of common stock to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are $         per share. The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses

We estimate that the total expenses of this offering, including legal costs, accounting costs, printing costs and various other fees associated with the registration and listing of our common stock, but excluding the underwriting discounts and commissions, will be approximately $         million. We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $                 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, as set forth in the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on The NASDAQ Stock Market under the symbol “GDTC.”

We, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed with the representatives that we and they will not, during the 180-day period following the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or other securities convertible into or exercisable or exchangeable for common stock; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in these first two bullets is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. may, in their sole discretion, release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time with or without notice. The restrictions described in the immediately preceding paragraph shall not apply to:

•	the sale of shares of common stock pursuant to the underwriting agreement;

•

transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after completion of this offering, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to (i) an immediate family member of a security holder or to a trust formed for the benefit of the security holder or immediate family member, (ii) by bona fide gift, will or intestacy, (iii) if the security holder is a corporation, partnership, limited liability company or other business entity (A) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the security holder or (B) as part of a disposition, transfer or distribution by the security holder to its equity holders or (iv) if the security holder is a trust, to a trustor or beneficiary of the trust; provided that in the case, the transferee, donee or distributee shall sign and deliver a lock up agreement prior to or upon such transfer or distribution, and no filing under Section 16(a) of the Exchange Act, reporting a reduction of beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the 180-day restricted period; or

•

the receipt by a security holder from us of shares of common stock upon the exercise of options or vesting of restricted stock units or the transfer by a security holder of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to cover tax withholding obligations of such security holder in connection with such vesting or exercise, provided that such shares of common stock received upon exercise of options or warrants or vesting of restricted stock units remain subject to the restrictions set forth above and in the case of any transfer pursuant to such vesting event or exercise, any filing under Section 16(a) of the Exchange Act that shall be required to be made in connection with such transfer shall state that the purpose of such transfer was to cover tax withholding obligations of the security holder in connection with such vesting or exercise.

•

the transfer by a security holder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to agreements in effect on the date of this prospectus under which we have the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities, provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction of beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the 180-day restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the 180-day restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of a security holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the 180-day restricted period; and

•	the conversion of our outstanding redeemable convertible preferred stock into shares of common stock, provided that such shares of common stock remain subject to restrictions set forth above.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed to indemnify the underwriters and their controlling persons, against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over-the-counter market or otherwise.

Relationships with underwriters

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Oppenheimer & Co. Inc., a co-manager in this offering, acted as the sole book-running manager in our September 2014 offering of senior secured notes and warrants to purchase common stock.

Pricing of the offering

Prior to our initial public offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA), received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters.

Experts

The consolidated financial statements of Good Technology Corporation as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report (which contains an emphasis of matter paragraph relating to the liquidity of Good Technology Corporation as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of BoxTone Inc. as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, independent accountants, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.good.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Good Technology Corporation

BoxTone Inc. and subsidiary

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Good Technology Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred stock and deficit and cash flows present fairly, in all material respects, the financial position of Good Technology Corporation and its subsidiaries (the “Company”) at December 31, 2013 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, if the Company does not consummate an initial public offering with proceeds greater than $75.0 million prior to March 1, 2016, the holders of the Company’s outstanding notes payable totaling $80.0 million have the right to require the Company to immediately repurchase the notes at a repurchase price of 110% of the principal amount of notes plus accrued and unpaid interest, which the Company does not expect to be able to repay without issuing additional debt or equity securities through public or private financings. The risks and uncertainties related to this repurchase obligation could affect amounts reported in the Company’s financial statements in future periods.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 5, 2015

Good Technology Corporation

Consolidated balance sheets

(In thousands, except per share data)

	December 31, 2013	December 31, 2014	Pro forma deficit as of December 31, 2014
			(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$42,132	$24,496
Accounts receivable, net	48,815	51,348
Restricted cash	181	5,957
Deferred commissions, current portion	7,324	9,397
Prepaid expenses and other current assets	9,810	7,406

Total current assets	108,262	98,604

NON-CURRENT ASSETS:
Property and equipment, net	17,245	13,129
Deferred commissions, net of current portion	15,901	16,240
Intangible assets, net	18,238	66,614
Goodwill	66,156	200,233
Restricted cash, non-current	—	9,411
Other assets	2,315	6,170

Total non-current assets	119,855	311,797

TOTAL ASSETS	$228,117	$410,401

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND DEFICIT

CURRENT LIABILITIES:
Accounts payable	$14,325	$16,841
Accrued compensation and related benefits	17,875	13,483
Income taxes payable, current portion	1,372	1,738
Bank debt, current portion	5,144	—
Deferred revenues, current portion	126,141	166,195
Accrued and other current liabilities	11,449	14,624

Total current liabilities	176,306	212,881

NON-CURRENT LIABILITIES:
Bank debt, net of current portion	19,718	—
Deferred revenues, net of current portion	284,378	258,769
Notes payable, non-current	—	56,146
Warrant liability	—	22,801
Income taxes payable, net of current portion	3,355	3,280
Other non-current liabilities	3,865	6,446

Total non-current liabilities	311,316	347,442

TOTAL LIABILITIES	487,622	560,323

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, par value of $0.0001 per share: 131,423 and 151,423 shares authorized, as of, December 31, 2013 and December 31, 2014, respectively; 130,026 and 145,763 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively (liquidation preference of $267,384 as of December 31, 2014) actual; no shares issued and outstanding pro forma (unaudited)	$184,798	$284,403	$—

DEFICIT:
Common stock, par value $0.0001 per share: 271,000 and 311,000 shares authorized as of December 31, 2013 and December 31, 2014, respectively; 52,418 and 73,356 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively, actual; 219,119 shares issued and outstanding pro forma (unaudited)	5	7	22
Additional paid-in capital	165,016	269,831	554,219
Accumulated deficit	(608,765)	(704,163)	(704,163)

Total Good Technology Corporation stockholders’ deficit	(443,744)	(434,325)	(149,922)
Noncontrolling interest	(559)	—	—

Total deficit	(444,303)	(434,325)	$(149,922)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND DEFICIT	$228,117	$410,401

The accompanying notes are an integral part of these consolidated financial statements.

Good Technology Corporation

Consolidated statements of operations

(In thousands, except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues:
Recurring	$19,784	$46,709	$81,444
Perpetual license	40,649	52,210	62,290
Intellectual property	23,077	23,286	20,219
Other	33,095	38,179	47,901

Total revenues	116,605	160,384	211,854
Cost of revenues	32,016	45,147	53,705

Gross profit	84,589	115,237	158,149

Operating expenses:
Research and development	50,881	75,875	88,152
Sales and marketing	88,700	112,537	109,007
General and administrative	34,374	42,713	44,928

Total operating expenses	173,955	231,125	242,087

Loss from operations	(89,366)	(115,888)	(83,938)
Other expense, net	(500)	(417)	(3,523)
Interest expense, net	(1,028)	(1,176)	(5,944)

Loss before benefit from (provision for) income taxes	(90,894)	(117,481)	(93,405)
Benefit from (provision for) income taxes	457	(954)	(1,992)

Net loss	(90,437)	(118,435)	(95,397)
(Income) loss attributable to noncontrolling interest	(26)	9	(1)

Net loss attributable to Good Technology Corporation common stockholders	$(90,463)	$(118,426)	$(95,398)

Net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	$(2.75)	$(2.41)	$(1.43)

Weighted average shares used in computing net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	32,915	49,097	66,649

Pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted (unaudited)			$(0.46)

Weighted average shares used in computing pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted (unaudited)			208,385

The accompanying notes are an integral part of these consolidated financial statements.

Good Technology Corporation

Consolidated statements of redeemable convertible preferred stock and deficit

(In thousands)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total Good Technology Corporation stockholders’ deficit	Noncontrolling interest	Total deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2011	107,074	$88,522	23,537	$2	$117,125	$(399,876)	$(282,749)	$(576)	$(283,325)
Exercise of Series B-1 redeemable convertible preferred stock warrants	1,085	2,714	—	—	—	—	—	—	—
Issuance of Series B-2 redeemable convertible preferred stock for Copiun acquisition	3,649	17,662	—	—	—	—	—	—	—
Issuance of Series B-3 redeemable convertible preferred stock for AppCentral acquisition	2,563	12,330	—	—	—	—	—	—	—
Issuance of common stock and stock options for Copiun acquisition	—	—	1,378	—	7,126	—	7,126	—	7,126
Issuance of common stock and stock options for AppCentral acquisition	—	—	960	—	6,349	—	6,349	—	6,349
Issuance of restricted common stock	—	—	348	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	9,201	—	9,201	—	9,201
Exercise of stock options	—	—	18,549	2	3,096	—	3,098	—	3,098
Vesting of early exercised stock options	—	—	—	—	49	—	49	—	49
Net loss	—	—	—	—	—	(90,463)	(90,463)	26	(90,437)

Balances as of December 31, 2012	114,371	121,228	44,772	4	142,946	(490,339)	(347,389)	(550)	(347,939)

Stock-based compensation	—	—	—	—	15,723	—	15,723	—	15,723
Exercise of stock options	—	—	7,622	1	5,131	—	5,132	—	5,132
Excess tax benefit from stock option transactions	—	—	—	—	92	—	92	—	92
Exercise of common stock warrant	—	—	24	—	5	—	5	—	5
Vesting of early exercised stock options	—	—	—	—	25	—	25	—	25
Issuance of Series C-1 redeemable convertible preferred stock, net of issuance costs of $696	15,655	63,570	—	—	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	1,094	—	1,094	—	1,094
Net loss	—	—	—	—	—	(118,426)	(118,426)	(9)	(118,435)

Balances as of December 31, 2013	130,026	184,798	52,418	5	165,016	(608,765)	(443,744)	(559)	(444,303)

Good Technology Corporation

Consolidated statements of redeemable convertible preferred stock and deficit—(continued)

(In thousands)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total Good Technology Corporation stockholders’ deficit	Noncontrolling interest	Total deficit
	Shares	Amount	Shares	Amount
Stock-based compensation	—	—	—	—	15,695	—	15,695	—	15,695
Exercise of stock options	—	—	4,953	—	3,811	—	3,811	—	3,811
Vesting of early exercised stock	—	—	—	—	11	—	11	—	11
Excess tax benefit from stock option transactions	—	—	—	—	507	—	507	—	507
Issuance of Series C-1 redeemable convertible preferred stock	422	1,765	—	—	—	—	—	—	—
Issuance of Series C-2 redeemable convertible preferred stock for BoxTone acquisition	13,123	83,984	—	—	—	—	—	—	—
Issuance of Series C-2 redeemable convertible preferred stock for Fixmo acquisition	2,192	13,856	—	—	—	—	—	—	—
Issuance of common stock for BoxTone acquisition	—	—	11,386	2	56,018	—	56,020	—	56,020
Issuance of common stock options for BoxTone acquisition	—	—	—	—	7,576	—	7,576	—	7,576
Issuance of common stock for Fixmo acquisition	—	—	2,192	—	8,507	—	8,507	—	8,507
Issuance of common stock for Macheen acquisition	—	—	1,595	—	6,889	—	6,889	—	6,889
Issuance of fully vested common stock options for Macheen acquisition	—	—	—	—	136	—	136	—	136
Issuance of fully vested restricted stock units for Macheen acquisition	—	—	—	—	955	—	955	—	955
Issuance of common stock warrants	—	—	—	—	1,524	—	1,524	—	1,524
Issuance of common stock for professional services	—	—	65	—	252	—	252	—	252
Issuance of common stock for litigation matters	—	—	650	—	3,308	—	3,308	—	3,308
Issuance of common stock upon vesting of restricted stock units	—	—	115	—	—	—	—	—	—
Repurchase of early exercised stock options	—	—	(18)	—	—	—	—	—	—
Earn-out consideration related to the Fixmo acquisition	—	—	—	—	300	—	300	—	300
Purchase of noncontrolling interest	—	—	—	—	(674)	—	(674)	558	(116)
Net loss	—	—	—	—	—	(95,398)	(95,398)	1	(95,397)

Balances as of December 31, 2014	145,763	$284,403	73,356	$7	$269,831	$(704,163)	$(434,325)	$—	$(434,325)

The accompanying notes are an integral part of these consolidated financial statements.

Good Technology Corporation

Consolidated statements of cash flows

(In thousands)

	Year ended December 31,
	2012	2013	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(90,437)	$(118,435)	$(95,397)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	9,201	15,723	15,695
Issuance of common stock for professional services	—	—	252
Excess tax benefit from stock option transactions	—	(92)	(507)
Depreciation and amortization	7,769	13,411	23,926
Amortization of debt discount	—	—	1,765
Amortization of debt issuance costs	—	150	385
Loss on early extinguishment of debt	—	—	2,389
Gain on sale of patents	(353)	—	—
Write-off of acquired IPR&D	—	—	4,900
Write-off of property and equipment	—	2,320	—
Write-off of initial public offering costs	—	2,260	—
Foreign currency (gain) loss	(336)	1	593
Deferred income taxes	(3,421)	(431)	273
Provision for (recovery of) bad debts	140	217	(66)
(Gain) loss on remeasurement of fair value of warrant and put option liabilities	637	—	(1,354)
(Gain) loss on disposal of property and equipment	(160)	649	121
Changes in operating assets and liabilities:
Accounts receivable	(15,444)	(1,836)	(1,083)
Deferred commissions	(7,307)	(3,283)	(2,412)
Prepaid expenses and other current assets	(1,108)	(420)	(1,733)
Other assets	101	(1,660)	(1,654)
Income taxes payable	264	42	806
Accounts payable and other liabilities	11,379	3,208	2,664
Deferred revenues	80,016	33,928	9,396

Net cash used in operating activities	(9,059)	(54,251)	(41,041)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	826	—	(10,032)
(Increase) decrease in restricted cash	773	429	(15,187)
Purchase of property and equipment	(10,435)	(9,545)	(6,866)
Proceeds from sale of patents	353	—	—
Proceeds from sale of property and equipment	541	—	—

Net cash used in investing activities	(7,942)	(9,116)	(32,085)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	3,147	5,162	3,822
Excess tax benefit from stock option transactions	—	92	507
Proceeds from issuance of preferred stock	1,085	63,570	1,765
Principal payments on capital leases	(1,190)	(827)	(26)
Borrowings on term loan, net of issuance costs	8,342	7,311	84,917
Payments on term loan	(5,486)	(7,042)	(23,531)
Borrowings on revolving line of credit, net of issuance costs	—	9,927	—
Payments on revolving line of credit, including commitment fees	—	—	(10,156)
Acquisition of noncontrolling interest	—	—	(116)
Payments of initial public offering costs	—	(2,106)	(2,349)

Net cash provided by financing activities	5,898	76,087	54,833

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	25	(54)	657
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,078)	12,666	(17,636)
CASH AND CASH EQUIVALENTS—Beginning of period	40,544	29,466	42,132

CASH AND CASH EQUIVALENTS—End of period	$29,466	$42,132	$24,496

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$788	$748	$1,193

Cash paid for income taxes	$1,431	$681	$1,125

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of preferred stock for acquisitions	$29,992	$—	$97,840

Issuance of common stock for acquisitions	$6,827	$—	$71,416

Issuance of restricted common stock for acquisitions	$3,864	$—	$955

Grant of common stock options for acquisitions	$2,784	$—	$7,712

Issuance of redeemable convertible preferred stock warrants	$—	$—	$783

Issuance of common stock warrants	$—	$1,094	$25,044

Transfer of warrant liability to Series B-1 preferred stock upon exercise	$1,629	$—	$—

Period end accounts payable related to property and equipment purchases	$1,338	$2,538	$1,755

Period end accounts payable related to initial public offering costs	$—	$153	$804

Period end accounts payable related to debt financing costs	$—	$—	$571

The accompanying notes are an integral part of these consolidated financial statements.

Good Technology Corporation

Notes to consolidated financial statements

1. Formation and business of the company

Visto Corporation (“Visto” or the “Company”) was incorporated in Delaware in July 1996. In February 2009, Visto acquired Good Technology, Inc. from Motorola, Inc. (“Motorola”) and began doing business as Good Technology (“Good”). In September 2012, Visto changed its name to Good Technology Corporation.

Good provides a secure mobility solution that enables organizations to increase productivity and transform business processes by delivering a suite of collaboration applications, a secure mobility platform, and a third-party application and partner ecosystem. The Good Collaboration Suite includes Good for Enterprise, which provides secure mobile email, calendar, contacts, attachments, notes and browsing, along with Good Work, the Company’s next generation productivity solution that it makes available in the cloud, on premise, or both, Good Share and Good Connect for file sharing and instant messaging, Good Access, a secure mobile browser, and Good for Salesforce1, the Company’s containerized version of the standard Salesforce1 application. The Company’s secure mobility platform, Good Dynamics, provides both security and application services to enable independent software vendors, systems integrators and internal enterprise development organizations to build applications that include the Company’s security functionality and simplify application development across devices and operating systems. In addition, the Company’s platform provides service management, which is real-time visibility into an organization’s mobile usage and operational status. The Company works with a broad set of third-party independent software vendors and system integrators to incorporate its security architecture and management framework into the run-time environment of many existing, popular applications. These applications can be managed and published in “app stores” to streamline their distribution and policy management.

Liquidity

The Company has incurred significant losses since its inception and believes that it will continue to incur losses into at least 2015, which will have a negative impact on cash flow from operations. For the years ended December 31, 2012, 2013 and 2014, the Company incurred net losses of $90.4 million, $118.4 million and $95.4 million, respectively. The Company had an accumulated deficit of $704.2 million and cash and cash equivalents of $24.5 million as of December 31, 2014.

As of December 31, 2014, the Company had significant outstanding debt and contractual obligations related to operating leases. In September 2014, the Company entered into a purchase agreement relating to the sale of $80.0 million principal amount of 5% senior secured notes (the “Senior Notes”). The Senior Notes are outstanding as of December 31, 2014 and are due October 1, 2017, together with a 15% premium. See Note 6 and Note 7 for further details regarding the Company’s debt and operating lease commitments, respectively.

If the Company does not consummate an initial public offering with aggregate gross proceeds greater than $75.0 million (“Qualified IPO”) prior to March 1, 2016, the holders of the Senior Notes have the right to require the Company to immediately repurchase the Senior Notes, in whole or in part, at a repurchase price of 110% of the principal amount of Senior Notes plus accrued and unpaid interest. Should this occur, the Company does not expect to be able to repay the Senior Notes without issuing additional debt or equity securities through public or private financings. If the Company is unable to issue additional debt or equity securities, the Company may be required to refinance all or part of the existing debt, sell assets or borrow more funds, which the Company may not be able to accomplish on terms acceptable to the Company, or at all. In addition, the terms of existing or future debt agreements may restrict the Company from pursuing any of these alternatives.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

If there is a change of control of the Company, the holders of the Senior Notes have the right to require the Company to repurchase their Senior Notes, in whole or in part, at the repurchase prices specified in the Note agreement plus accrued and unpaid interest, further described in Note 6.

The consolidated financial statements as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be required to liquidate some of its assets. The Company’s ability to satisfy its total liabilities at December 31, 2014 and to continue as a going concern is dependent upon either the successful completion of its planned IPO or the timely availability of other long-term financing. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company’s current operating plan for 2015 contemplates significant reduction in the Company’s net cash outflows, resulting from sales growth in existing and new products and reduced operating expenses compared to prior periods. In an effort to reduce 2015 operating expenses, the Company implemented a plan in January 2015 and reduced the number of Company employee positions by approximately 15% (see Note 19).

The Company believes its available financial resources are sufficient to fund its working capital and other capital requirements through December 31, 2015. The Company’s operations require careful management of cash and working capital balances. The Company’s liquidity is affected by many factors including, among others, fluctuations in revenues, gross profit and operating expenses, as well as changes in operating assets and liabilities. The Company may need additional funds to support working capital requirements and operating expenses, or for other requirements.

There can be no assurance that the Company will be successful in executing its business plan, maintaining its existing customer base or achieving profitability. Failure of the Company to generate sufficient revenues, achieve planned gross margins, control operating costs, generate positive cashflows or raise sufficient additional funds may require the Company to modify, delay or abandon some of its planned future expansion or expenditures, which could have a material adverse effect on the Company’s business, operating results, financial condition and ability to achieve its intended business objectives, and therefore, the Company could be forced to curtail its operations, which would have a material adverse effect on the Company’s ability to continue with its business plans.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the Company’s accounts and the accounts of its wholly- and majority-owned subsidiaries. The Company reports noncontrolling interest positions as a separate component of consolidated deficit from Good Technology Corporation stockholders’ deficit. Intercompany transactions and balances have been eliminated. Because the Company does not have any other comprehensive income (loss) components, total comprehensive loss only includes the Company’s net loss.

Out-of-period adjustment

During Q4 2014, the Company recorded an out-of-period adjustment to correct for a cashflow classification error in Q2 2014 related to the BoxTone acquisition purchase consideration. The impact of the out-of-period

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

adjustment resulted in a $1.6 million decrease in net cash used in operating activities and a corresponding increase of $1.6 million in net cash used in investing activities in Q4 2014. Management does not believe that the error was material to any prior period interim financial statements, and the impact of correcting the error in Q4 2014 is not material to those financial statements.

Unaudited pro forma deficit

In the event that an initial public offering of the Company’s common stock, or IPO, is completed, all shares of the Company’s outstanding redeemable convertible preferred stock will convert into common stock automatically, as further described in Note 12. The unaudited pro forma deficit as of December 31, 2014 gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 145,763,243 shares of common stock. The pro forma deficit does not give effect to any proceeds from the qualifying IPO of the Company’s common stock.

Use of estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). GAAP requires management to make judgments, estimates and assumptions that may affect the reported amounts of assets and liabilities as of the date of its consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. These judgments, estimates and assumptions are used for, but not limited to: revenue recognition including customer useful lives, litigation claims, fair value of assets acquired and liabilities assumed in business combinations, implied fair value of goodwill, potential impairment of property and equipment, potential impairment of intangible assets and goodwill, provision for income taxes, including required valuation allowances and uncertain tax positions, and the fair value of redeemable convertible preferred stock, common stock and stock options issued. The Company bases its estimates on various factors and information which may include, but are not limited to, history and prior experience, current economic conditions and information from third-party professionals that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and recorded amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates, and these differences may be material.

Foreign currency

The functional currency of the Company and its subsidiaries is the U.S. dollar. Accordingly, the financial statements of the subsidiaries that are maintained in the local currency are remeasured into U.S. dollars at the reporting date. Unrealized gains or losses on transactions in currencies other than the U.S. dollar are recognized in the consolidated statements of operations.

Cash and cash equivalents

The Company considers highly liquid investments with a maturity of three months or less as of the date of purchase to be cash equivalents. Cash equivalents as of December 31, 2013 and 2014 consisted of a money market mutual fund.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Revenue recognition

The Company sells software solutions which are composed of secure mobile collaboration applications and mobile application platforms, and essential software-related connectivity services delivered through the Company’s network operating center also referred to as the Company’s Good Secure Cloud.

All of the Company’s deliverables are deemed to be in the scope of the software revenue recognition rules. The Company recognizes revenues provided the following criteria of revenue recognition are met: (1) it enters into a legally binding arrangement with a customer; (2) products or services are delivered; (3) fees are fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

Nearly all of the Company’s enterprise software licensing arrangements are multiple element arrangements, which include licenses to use the Company’s software on the customers’ servers and mobile devices, software maintenance and customer support, and secure connectivity services. The Company’s software is sold under term and perpetual licenses and includes an initial software maintenance and support period of one to three years. Software maintenance and customer support are delivered for a single fee and can be renewed upon contract expiration at the customer’s option. Software maintenance includes unspecified software upgrades, updates and bug fixes. Customer support consists of access to live technical support technicians, on-line knowledge resources and on-site support for premium-level customers. For time-based software license sales, the license, maintenance and support fees are bundled into a single selling unit with a defined period of use. Both perpetual and time-based licenses also include access over the entire respective license period to the Good Secure Cloud, which enables a secure connection between the customers’ servers and their mobile devices through the Company’s network operating center. Further, the delivered software elements are essential to the functionality and utility of this secure connectivity service.

The Company’s revenues for the years ended December 31, 2012, 2013 and 2014 were as follows (in thousands):

	Year ended December 31,
	2012	2013	2014

Recurring
Term license revenues	$1,727	$9,451	$35,389
Maintenance revenues	18,057	37,258	46,055

Total recurring revenues	$19,784	$46,709	$81,444

Perpetual license
Perpetual license revenues	$22,309	$41,276	$54,574
OEM revenues	18,340	10,934	7,716

Total perpetual license revenues	$40,649	$52,210	$62,290

Intellectual property	$23,077	$23,286	$20,219

Other
Carrier revenues	$30,757	$34,502	$40,975
Professional service revenues	2,178	3,471	6,106
Third-party application revenues	160	206	820

Total other revenues	$33,095	$38,179	$47,901

Total revenues	$116,605	$160,384	$211,854

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Recurring.     Recurring revenues consist of sales of term-based licenses to the Company’s Good for Enterprise and Good Dynamics platform and renewals of maintenance and support related to perpetual licenses, which are recognized ratably over the stated contractual period, which generally range from one to three years.

Perpetual license.     Perpetual license revenues consist of sales of perpetual licenses to the Company’s Good for Enterprise application and an associated initial maintenance and support contract, all of which are recognized over the estimated customer life, generally five years.

When an arrangement includes both time-based and perpetual software licenses, all revenues are recognized ratably over the longer of the service delivery periods applicable to time-based and perpetual software licenses, generally five years.

The secure connectivity service element is essential to the functionality of the delivered software and, as such, these services are delivered over the software license period. The number of computing tasks is unspecified and the pattern of delivering the tasks is not discernible. Accordingly, proportional performance is applied by analogy to both the software and service elements included in the arrangement. The Company ratably recognizes the amounts allocated to software fees and the related service fees paid upfront over the specified term or the estimated life of the arrangement.

Since the secure connectivity service obligation is perpetual, the Company utilizes an estimated average length of the customer relationship to determine the amortization period for arrangements with a perpetual license that can be transferred to new users, mobile devices or operating systems. The Company estimates the average length of the customer relationship to be five years based on historical trends, technological obsolescence and industry perspectives. In arrangements that do not allow for transferability of the perpetual license, such as the Company’s sales to OEM customers, the Company utilizes the estimated life of the consumer’s mobile device, or 18 months. The Company estimates the average life of the consumer’s mobile device based on industry reports and device refresh eligibility periods by mobile carriers. All elements bundled with the perpetual license are amortized over the same service delivery period.

Intellectual property.    Intellectual property licensing revenues represent cash settlements with various companies for infringement of the Company’s patents, or direct licenses of the Company’s intellectual property. As part of these settlements, the Company has granted such companies licenses and a release from all prior damages associated with the Company’s patent assets, and in certain circumstances rights to future intellectual property developed by the Company. Revenues from these agreements are recognized, based on the terms of the agreements with licensees, immediately, when the Company has no remaining obligations to the licensee, or amortized over performance periods of up to 13.8 years, when the Company has granted to licensees rights to receive future intellectual property it may develop.

Other.    Other revenues consist of sales of the Company’s Good for You consumer product, including sales through various revenue sharing arrangements with the Company’s telecommunication carrier partners, professional services and third-party applications. The Company receives a monthly payment from certain telecommunication carriers related to its customers’ use of its legacy Good for You product on its networks. Estimated revenues are recognized when carriers provide reliable sales data within a reasonable time frame following the end of each month to allow for the Company to make reasonable estimates of revenues. Revenues from the remaining carriers are recognized when billed.

The Company also provides professional services such as deployment, consulting, and training. These services can be part of software license arrangements, or sold separately. When professional services are sold as part of

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

software license arrangements, amortization of revenues for the entire transaction does not commence until completion and acceptance of these professional services, as delivery is not considered to have occurred. Revenues from professional services sold separately from software licenses are recognized upon completion of the services, and have not been material to date.

The Company’s standard payment terms are net 30 days. However, payment terms may vary based on the country in which the agreement is executed and for certain customers. Payments due within three months are deemed to be fixed or determinable based on the Company’s successful collection history in such arrangements. If payments in the arrangement are due over a longer period, revenues are not recognized until the amounts become due or collected.

The Company occasionally guarantees certain service levels, such as uptime, as outlined in individual customer contracts. To the extent that these service levels are not achieved, the Company reduces revenues for any credits given to the customer as a result. The Company has the ability to determine such service level credits prior to the associated revenues being recognized, and historically, these credits have not been significant.

Deferred revenues

Deferred revenues consist of both intellectual property revenues and payments received in advance of revenue recognition from software licensing and service arrangements. Such revenues are recognized as revenue recognition criteria are met. Deferred revenues that are expected to be recognized during the succeeding 12-month period are recorded as current deferred revenues and the remaining portion is recorded as noncurrent. As of December 31, 2013 and 2014, approximately 26% and 21% of total deferred revenues, respectively, was related to intellectual property revenues.

Deferred commissions

The Company defers commissions as the costs are closely related to the deferred revenues from the related customer contracts and therefore should be expensed over the same period that the related revenues are recognized. The Company capitalizes incremental and directly related commission costs upon the execution of the sales contract by the customer. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Concentrations of credit risk and significant customers

Financial instruments that are potentially subject to credit risk consist of cash, cash equivalents, currency forward contracts and trade receivables. The Company’s cash and cash equivalents are generally held with several large financial institutions worldwide in order to reduce exposure to any single financial institution. In the United States, the Company holds deposits with certain financial institutions that may exceed FDIC insurance limits. It also holds a portion of its cash in a money market mutual fund sponsored by a large financial institution. The currency forward contracts are entered into with a large financial institution in order to mitigate credit and counterparty risk. The risk with respect to trade receivables is mitigated by credit evaluations that management performs on its customers, the short duration of customer payment terms for a significant majority of customer contracts and by diversification of the customer base.

For the year ended December 31, 2012, three customers accounted for 17%, 14% and 10% of total revenues, and two customers accounted for 17% and 12% of total accounts receivable at December 31, 2012. For the year

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

ended December 31, 2013, two customers each accounted for 12% and 10% of total revenues, and three customers accounted for 19%, 11% and 10% of total accounts receivable at December 31, 2013. For the year ended December 31, 2014, no customers accounted for more than 10% of total revenues, and two customers accounted for 23% and 22% of total accounts receivable at December 31, 2014.

Warrants to purchase redeemable convertible preferred stock and common stock

Freestanding warrants to purchase shares of the Company’s redeemable convertible preferred stock and certain warrants to purchase common stock are classified as non-current liabilities in the consolidated balance sheets and are carried at fair value because the warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances, such as a change in control. The warrants are subject to remeasurement at each balance sheet date and any change in the estimated fair value is recognized as a component of other income (expense), net, in the consolidated statements of operations. The Company estimates the fair value of these warrants at issuance and at each balance sheet date using the Black-Scholes option pricing model.

The Company has also issued other common stock warrants, the fair value of which are included in Good Technology Corporation stockholders’ deficit. The fair values of these warrants are estimated at issuance using the Black-Scholes option pricing model and is not subject to subsequent remeasurement.

Debt instruments

For debt instruments issued with redemption features at the option of the holder, the Company determines if the redemption feature meets the criteria to be treated as an embedded derivative, and if so, will fair value this feature and record it as a derivative liability and also as a discount to the debt proceeds. In addition, for redeemable preferred stock warrants or common stock warrants issued together with debt instruments, these warrants are also fair valued and recorded as a debt discount and classified within equity or liabilities, depending on whether the warrant is freestanding from the debt instrument as well as other economic characteristics.

Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments, including cash equivalents, accounts receivable, and accounts payable approximate fair values due to their short maturities. The carrying amounts of the warrant liability and foreign currency forward contracts represent their fair value. The carrying amount of bank debt approximates its fair value based on borrowing rates currently available to the Company for loans with similar terms.

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, and takes into consideration the assumptions that market participants would use when pricing the asset or liability. The Company’s assessment of the significance of a particular input to the fair value measurement of an asset or liability requires management to make judgments and to consider specific characteristics of that asset or liability.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The current accounting guidance provides three levels of inputs that may be used to measure fair value, as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Foreign currency forward contracts

Forward contracts are carried at fair value in the Company’s consolidated balance sheets. The fair values of the forward contracts generally represent the estimated amounts the Company would expect to receive or pay upon termination of the contracts as of the reporting date.

During the years ended December 31, 2012, 2013 and 2014, the Company held short-term forward contracts to sell foreign currency, which were used to hedge foreign currency-denominated asset or liability balances. The Company’s goal was to reduce its potential exposure to the changes that currency exchange rates might have on its operating results, cash flows and financial position. These foreign currency forward contracts were not designated nor accounted for using hedge accounting treatment. Changes in the fair value of these forward contracts were included in other income (expense), net. The Company did not hold or issue financial instruments for speculative or trading purposes.

As of December 31, 2013, outstanding foreign currency forward contracts had a total notional value of €6.1 million and £2.8 million ($13.0 million combined using the exchange rate as of December 31, 2013). The fair value of these contracts was an asset of $23,000 and was included in other current assets as of December 31, 2013. As of December 31, 2014, outstanding foreign currency forward contracts had a total notional value of €9.5 million and £3.5 million ($17.0 million combined using the exchange rate as of December 31, 2014). The fair value of these contracts was an asset of $1,000 and was included in other current assets as of December 31, 2014.

The Company recognized a net gain (loss) from foreign currency forward contracts of $(0.3) million, $(0.5) million and $0.8 million for the years ended December 31, 2012, 2013 and 2014, respectively, which is classified within other expense, net.

Stock-based compensation

The Company accounts for equity-based awards using a fair value-based method. For equity awards granted to employees, the Company estimates the fair value of share-based payment awards on the grant date using an option pricing model. The value of awards expected to vest is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting term of the awards.

The fair value of performance-based equity awards is based on the estimated fair value of the award on the date of grant and assumes that the performance criteria will be met and the target payout level will be achieved.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The Company selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stockbased awards, including the option’s expected term and the price volatility of the underlying stock. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from those estimates.

Advertising expense

Advertising costs are charged to sales and marketing expense as incurred. Costs related to advertising for the years ended December 31, 2012, 2013 and 2014 were $1.0 million, $3.0 million and $0.8 million, respectively.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the Company’s accounts receivable balance. The allowance is determined based on known troubled accounts, historical experience and other currently available evidence. The allowance for doubtful accounts was $0.2 million and $0.1 million as of December 31, 2013 and 2014, respectively.

Research and development

The Company charges costs related to research, design and development of products to research and development expense as incurred. The types of costs included in research and development expenses primarily consist of personnel costs, consulting costs and allocated facilities and information technology costs.

Software development costs and purchased software

Software development costs incurred in conjunction with product development of software that will be licensed is charged to research and development expense until technological feasibility is established. To date, the period between achieving technological feasibility, which management defines as the establishment of a working model, and general availability of software has been short and associated software development costs during this period have been insignificant. Accordingly, costs eligible for capitalization of software development costs were not material to the Company’s consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

The Company also purchases and includes as part of its software offerings third-party software licenses. The Company capitalizes these software purchases and amortizes these costs over the estimated life of these licenses.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation expense is recorded over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives or lease terms, whichever is shorter. Leased property and equipment meeting certain capital lease criteria is capitalized, and the net present value of the related lease payments is recorded as a liability. Amortization of capital leased assets is recorded using the straight-line method over their estimated useful lives or the lease terms, whichever is shorter, and is included in depreciation and amortization expense in the statements of operations.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Internal use software costs

Costs related to software acquired, developed or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, are capitalized. These costs include the costs associated with the Company’s data and reporting systems as well as development costs for its Good Secure Cloud. Costs incurred during the preliminary planning and evaluation stage of the project and during post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. The Company defines the design, configuration, and coding process as the application development stage. For the years ended December 31, 2012, 2013 and 2014, the Company capitalized costs of $6.6 million, $4.4 million and $3.0 million, respectively, related to computer software developed for internal use, which is included in property and equipment, net on the consolidated balance sheets.

Goodwill and impairment analysis

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. The carrying amount of goodwill is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment analysis. If the Company determines, based on the qualitative factors, that the fair value of the reporting unit is not more likely than not greater than the carrying amount, then quantitative goodwill impairment analysis is required. The quantitative goodwill impairment analysis is comprised of a two-step process. The first step compares the fair value of the Company’s reporting units to the carrying amount of their net assets. The Company operates in one reportable business segment and has one reporting unit, the Company as a whole. If the fair value of the Company’s net assets exceeds the carrying amount of those assets, goodwill is considered not to be impaired and management is not required to perform additional testing. If the carrying amount exceeds the fair value of the Company’s net assets, the Company must perform a second step in order to determine the implied fair value of its goodwill. If the carrying amount exceeds the implied fair value of its goodwill, the Company records an impairment loss equal to the difference. Management performs its annual impairment analysis each year on September 30. The Company did not recognize any goodwill impairment charges for any of the periods presented.

Impairment of long-lived assets

The Company evaluates long-lived assets, such as property and equipment and amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets to their estimated fair values based on a discounted cash flow approach or, when available and appropriate, to comparable market values.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse and for operating losses and tax credit carry-forwards.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The Company is required to evaluate the realizability of its deferred tax assets on an ongoing basis to determine whether there is a need for a valuation allowance with respect to such deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. Significant management judgment is required in determining any valuation allowance recorded against deferred tax assets. In evaluating the ability to recover deferred tax assets, the Company considers available positive and negative evidence giving greater weight to its recent cumulative losses and its ability to carryback losses against prior taxable income and lesser weight to its projected financial results. The Company also considers, commensurate with its objective verifiability, the forecast of future taxable income including the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Noncontrolling interest

In February 2007, the Company acquired 76% of Altexia SA (“Altexia”). The Company follows the applicable accounting guidance for the 24% share of noncontrolling interest of Altexia and classifies this noncontrolling interest as a component of deficit within the consolidated balance sheets and presents net loss (income) attributable to the noncontrolling interest in the consolidated statements of operations. The guidance requires that the noncontrolling interest continue to be attributed its share of losses even if that attribution results in a deficit in the noncontrolling interest balance.

In July 2014, the Company acquired the remaining outstanding shares of Altexia from the noncontrolling shareholder for approximately $0.1 million in cash. This acquisition was accounted for as an equity transaction, which reduced the Company’s noncontrolling interests and additional paid-in capital by $0.6 million and $0.7 million, respectively, and therefore, there are no noncontrolling interests in the Company as of December 31, 2014.

Net loss per share attributable to Good Technology Corporation common stockholders

Basic net loss per share attributable to Good Technology Corporation common stockholders is computed by dividing the net loss attributable to Good Technology Corporation common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to Good Technology Corporation common stockholders is computed by giving effect to all potential shares of common stock, including stock options, warrants and redeemable convertible preferred stock, to the extent dilutive. Due to net losses for all the periods presented, basic and diluted loss per share attributable to Good Technology Corporation common stockholders were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Share-based payment awards that have not yet vested meet the definition of a participating security provided the right to receive the dividend is non-forfeitable and non-contingent. These participating securities are

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

therefore included in the computation of basic net income (loss) per share under the two-class method. The Company has concluded that its non-vested restricted stock awards meet the definition of a participating security. However, the unvested restricted shares do not share in residual net assets of the Company and, therefore, do not economically absorb losses until they vest and are excluded in the Company’s computation of basic net loss per share attributable to Good Technology Corporation common stockholders for all periods presented. The Company also concluded that its redeemable convertible preferred stock meet the definition of a participating security. However, as the stockholders of the convertible preferred stock do not have a contractual obligation to share in the Company’s losses, they have not been included in the Company’s computation of basic net loss per share attributable to Good Technology Corporation common stockholders for all periods presented.

Recent accounting pronouncements

In May 2014, the FASB issued new accounting guidance related to revenue recognition. This new standard will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for the Company beginning January 1, 2017 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the impact of adopting this new accounting standard on its consolidated financial statements.

In June 2014, the FASB issued new guidance related to stock compensation. The new standard requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and can be applied either prospectively or retrospectively to all awards outstanding as of the beginning of the earliest annual period presented as an adjustment to opening retained earnings. Early adoption is permitted. The Company is evaluating the impact, if any, of adopting this new accounting guidance on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” which provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company is evaluating the impact, if any, of adopting this new accounting guidance on its consolidated financial statements.

3. Business combinations

The Company completed three business combinations in 2014 and two business combinations in 2012. There were no business combinations completed during 2013.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Acquisition of Macheen, Inc.

On October 2, 2014, the Company completed the acquisition of Macheen, Inc. (“Macheen”), a Delaware corporation, by acquiring all of its outstanding shares. The Company acquired Macheen for its mobile application management and application security wrapping technology. The technology allows enterprises to easily distribute, manage, and secure mobile enterprise applications. These solutions will enable enterprises to increase mobile worker productivity while protecting data and applications on current mobile devices. The Company plans to incorporate this technology into its Good Dynamics platform.

The purchase consideration comprised 1,594,602 shares of the Company’s common stock, which were issued to Macheen stockholders, fully vested restricted stock units to purchase 221,134 shares of common stock, fully vested options to purchase 86,083 shares of common stock issued to certain of Macheen’s employees and cash of $0.4 million.

The fair value of the Company’s common stock per share issued in connection with the acquisition of Macheen was $4.32. In arriving at the overall equity value of the Company’s equity, the Company placed a 50% weighting on the discounted cash flow method of the income approach and a 50% weighting on the guideline public company method of the market approach.

The following table summarizes the purchase consideration as of the date of the acquisition:

(In thousands, except share data)	Shares	Amount
Common stock valued based upon a weighting of the income and market approaches	1,594,602	$6,889
221,134 fully vested restricted stock units		955
86,083 fully vested common stock options, valued using the Black-Scholes option pricing model		136
Cash paid(a)		398

Acquisition date fair value of total purchase consideration		$8,378

(a)	Cash paid comprised $0.3 million for Macheen’s transaction closing costs and $0.1 million to cover Macheen’s September 30, 2014 payroll and payroll related expenses.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed in connection with the acquisition based on their fair value as of the closing of the acquisition. Total acquisition-related expenses incurred by the Company through December 31, 2014, recorded within general and administrative expenses, were approximately $0.4 million.

The Company withheld 15% of the common share purchase consideration in escrow consisting of 239,183 shares of common stock which is included in the table above, for 18 months following the acquisition date in the event of certain breaches of the representations and warranties under the agreement with Macheen.

The Company utilized a methodology referred to as the income approach, which discounts expected future cash flows to present value, to estimate the fair value of the acquired intangible assets, which are subject to amortization. The discount rate used in the present value calculations was derived from a weighted-average cost of capital analysis, adjusted to reflect additional risks.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of Macheen’s products. Customer relationships represent contractual and non-contractual sales of current and future versions of existing products to existing customers.

The final purchase consideration of $8.4 million was allocated to the net tangible and intangible assets acquired and liabilities assumed as follows:

(In thousands)	Amount

Assets acquired:
Cash	$21
Accounts receivable and unbilled receivables	141
Prepaid expenses and other current assets	37
Non-current assets	103
Acquired intangible assets	7,600

Liabilities assumed:
Accounts payable and accrued liabilities	(1,588)

Fair market value of the net assets acquired	6,314
Goodwill	2,064

Total amount allocated	$8,378

The acquired intangible assets, their fair values and weighted average expected lives, are as follows (in thousands, except years):

	Fair value	Weighted average expected life
Developed technology	$6,100	5.0 years
Customer relationships	1,500	5.0 years

	$7,600

Identifiable intangible assets were measured at fair value and could include assets that are not intended to be used in their highest and best use. Developed technology consisted of products which have reached technological feasibility. The fair value of the developed technology was determined by using the discounted cash flow approach.

Customer relationships relate to the Company’s ability to sell existing and future versions of products to existing Macheen customers. The fair value of the customer relationships was determined by using the discounted cash flow approach.

Of the total purchase price, $2.1 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. In the value allocated to goodwill for Macheen, the Company gave consideration to the future economic benefits of other assets that were not individually identified or separately recognized. The Company planned to leverage its preexisting relationships with its customer base for sales of

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

the acquired technologies, as well as expand sales of its developed technology to the customer base of the acquired companies, for which the expected synergies are reflected in the value of the goodwill recognized.

Acquisition of certain assets and assumption of certain liabilities of Fixmo, inc.

On May 29, 2014, the Company acquired certain assets and assumed certain liabilities from Fixmo, Inc. (“Fixmo”) for $22.4 million. The Company acquired Fixmo primarily for its technology and customer relationships. The technology is an integrity verification solution that helps customers identify malicious code on mobile devices before it results in a security breach. The Company plans to incorporate this technology into its Good Dynamics platform.

The purchase consideration comprised 2,192,448 shares of the Company’s Series C-2 redeemable convertible preferred stock and 2,192,448 shares of the Company’s common stock, which were both issued to Fixmo stockholders, and cash of $1,000.

In addition, the Company reserved 243,605 shares of the Company’s Series C-2 redeemable convertible preferred stock and 243,605 shares of the Company’s common stock as contingent consideration. The contingent consideration would be earned only if the billings for Fixmo products were equal to or exceeded $3.0 million for the period from May 1, 2014 through December 31, 2014. The Company estimated the fair value of the contingent consideration by determining the probability of this metric being met, and recorded $300,000 to additional-paid-in-capital at the acquisition date. As of December 31, 2014, the Fixmo product billings did not equal or exceed $3.0 million, and therefore, the Company did not issue the Company’s reserved shares of Series C-2 redeemable convertible preferred stock and common stock. As the contingent consideration was equity-classified, no adjustment was recorded upon the metric not being met.

The fair value of the Company’s Series C-2 redeemable convertible preferred stock per share and common stock per share issued in connection with the acquisition of Fixmo was $6.32 and $3.88, respectively. In arriving at the overall equity value of the Company to be allocated to the different classes of equity, the Company placed a 50% weighting on the discounted cash flow method of the income approach, and 50% weighting on the guideline public company method of the market approach.

The following table summarizes the purchase consideration as of the date of the acquisition:

(In thousands, except share data)	Shares	Amount
Common stock valued based upon a weighting of the income and market approaches	2,192,448	$8,507
Series C-2 redeemable convertible preferred stock valued based upon a weighting of the income and market approaches	2,192,448	13,856
Contingent consideration		300
Cash paid		1

Acquisition date fair value of total purchase consideration		$22,664

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed in connection with the acquisition based on their fair value as of the closing of the acquisition. Total acquisition-related expenses incurred by the Company through December 31, 2014, recorded within general and administrative expenses, were approximately $0.4 million.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The Company withheld approximately 11% of the purchase consideration in escrow consisting of 243,605 shares of preferred stock and 243,605 shares of common stock, which is included in the table above, for 12 months following the acquisition date in the event of certain breaches of the representations and warranties under the purchase agreement with Fixmo.

The Company utilized a methodology referred to as the income approach, which discounts expected future cash flows to present value, to estimate the fair value of the acquired intangible assets, which are subject to amortization. The discount rate used in the present value calculations was derived from a weighted-average cost of capital analysis, adjusted to reflect additional risks.

Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of Fixmo’s products. Customer relationships represent contractual and non-contractual sales of current and future versions of existing products to existing customers.

The final purchase consideration of $22.7 million was allocated to the net tangible and intangible assets acquired and liabilities assumed as follows:

(In thousands)	Amount

Assets acquired:
Accounts receivables	$25
Prepaid expenses and other current assets	146
Fixed assets	59
Non-current assets	953
Acquired intangible assets	12,400

Liabilities assumed:
Accounts payable and accrued liabilities	(324)
Deferred revenue	(250)

Fair market value of the net assets acquired	13,009
Goodwill	9,655

Total amount allocated	$22,664

The acquired intangible assets, their fair values and weighted average expected lives, are as follows (in thousands, except years):

	Fair value	Weighted average expected life
Developed technology	$9,400	3.0 years
Customer relationships	3,000	6.0 years

	$12,400

Identifiable intangible assets were measured at fair value and could include assets that are not intended to be used in their highest and best use. Developed technology consisted of products which have reached technological feasibility. The fair value of the developed technology was determined by using the discounted cash flow approach.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Customer relationships relate to the Company’s ability to sell existing and future versions of products to existing Fixmo customers. The fair value of the customer relationships was determined by using the discounted cash flow approach.

Acquisition of BoxTone, Inc.

On March 28, 2014, the Company completed the acquisition of BoxTone, Inc. (“BoxTone”), a Delaware corporation, by acquiring all of its outstanding shares. The Company acquired BoxTone for its mobile application management and application security wrapping technology. The technology allows enterprises to easily distribute, manage, and secure mobile enterprise applications. These solutions will enable enterprises to increase mobile worker productivity while protecting data and applications on current mobile devices. The Company plans to incorporate this technology into its Good Dynamics platform.

The purchase consideration comprised 13,122,511 shares of the Company’s Series C-2 redeemable convertible preferred stock, 11,386,210 shares of the Company’s common stock, which were both issued to BoxTone stockholders, options to purchase 1,499,534 shares of common stock issued to certain of BoxTone’s employees and cash of $11.1 million.

Prior to the close of the acquisition, BoxTone initiated the acceleration of all of its outstanding unvested restricted common stock and options to purchase shares of common stock. For the 1,499,534 stock options that were either vested prior to the date of acquisition, or were accelerated due to a “change in control” clause in the original option agreement, the fair value of $7.6 million was considered to be purchase consideration. For the employees that did not have a “change in control” clause in their original option agreement, the Company determined that the acceleration of these 742,701 unvested common stock options was made in contemplation of the acquisition and benefited the Company by retaining BoxTone’s employees. As a result, the Company recorded an expense of $2.2 million related to the fair value of these options, for which vesting was accelerated as of the date of the acquisition. The fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model, assuming an expected term of 3.5 years, volatility of 50.0%, 0% dividend rate and a 1.34% risk-free interest rate.

In addition, the Company issued warrants to purchase 162,246 shares of Series C-2 redeemable convertible preferred stock with a fair value of $0.8 million, determined using the Black-Scholes option pricing model, which is included within non-current liabilities assumed in the acquisition.

As a result of the Company’s purchase of BoxTone, the Company’s obligations under an agreement whereby the Company would resell BoxTone’s software to the Company’s customers was terminated. This preexisting relationship resulted in the Company recognizing an additional $5.6 million in purchase consideration of BoxTone and no gain or loss was recognized due to favorable or unfavorable terms.

The fair value of the Company’s Series C-2 redeemable convertible preferred stock per share and common stock per share issued in connection with the acquisition of BoxTone was $6.40 and $4.92, respectively. In arriving at the overall equity value of the Company to be allocated to the different classes of equity, the Company placed a 40% weighting on the discounted cash flow method of the income approach, a 40% weighting on the guideline public company method of the market approach and a 20% weighting to the guideline transaction method of the market approach.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The following table summarizes the purchase consideration as of the date of the acquisition:

(In thousands, except share data)	Shares	Amount
Common stock valued based upon a weighting of the income and market approaches	11,386,210	$56,020
Series C-2 redeemable convertible preferred stock valued based upon a weighting of the income and market approaches	13,122,511	83,984
1,500 common stock options assumed and converted by Good, valued using the Black-Scholes option pricing model		7,576
Settlement of pre-existing BoxTone obligations to Good		5,568
Cash paid(a)		11,091

Acquisition date fair value of total purchase consideration		$164,239

(a)	Cash paid comprised $6.4 million to repay BoxTone’s outstanding bank debt, $3.1 million for BoxTone’s transaction closing costs, $1.2 million to cover BoxTone’s March 31, 2014 payroll and payroll related expenses and $0.4 million for fractional shares not purchased and common stock options not assumed.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed in connection with the acquisition based on their fair value as of the closing of the acquisition. Total acquisition-related expenses incurred by the Company through December 31, 2014, recorded within general and administrative expenses, were $1.3 million.

The Company withheld 15% of the preferred and common share purchase consideration in escrow consisting of 1,968,367 and 1,707,922 shares of preferred and common stock, respectively, which is included in the table above, for 12 months following the acquisition date in the event of certain breaches of the representations and warranties under the agreement with BoxTone.

The Company utilized a methodology referred to as the income approach, which discounts expected future cash flows to present value, to estimate the fair value of the acquired intangible assets, which are subject to amortization. The discount rate used in the present value calculations was derived from a weighted-average cost of capital analysis, adjusted to reflect additional risks.

Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of BoxTone’s products. Customer relationships represent contractual and non-contractual sales of current and future versions of existing products to existing customers.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The final purchase consideration of $164.2 million was allocated to the net tangible and intangible assets acquired and liabilities assumed as follows:

(In thousands)	Amount

Assets acquired:
Cash	$1,404
Accounts receivable and unbilled receivables	2,479
Prepaid expenses and other current assets	533
Fixed assets	473
Non-current assets	721
Acquired intangible assets	46,600
Deferred tax asset	1,878

Liabilities assumed:
Accounts payable and accrued liabilities	(4,333)
Deferred tax liability	(1,878)
Deferred revenue	(4,800)
Non-current liabilities	(1,196)

Fair market value of the net assets acquired	41,881
Goodwill	122,358

Total amount allocated	$164,239

The acquired intangible assets, their fair values and weighted average expected lives, are as follows (in thousands, except years):

	Fair value	Weighted average expected life
Developed technology	$29,000	5.4 years
Customer relationships	7,900	8.0 years
Technology license	4,800	7.0 years
In-process research and development	4,900

	$46,600

Identifiable intangible assets were measured at fair value and could include assets that are not intended to be used in their highest and best use. Developed technology consisted of products which have reached technological feasibility. The fair value of the developed technology was determined by using the discounted cash flow approach.

Customer relationships relate to the Company’s ability to sell existing and future versions of products to existing BoxTone customers. The fair value of the customer relationships was determined by using the discounted cash flow approach.

The fair value of the technology license was based upon the development effort to recreate the technology license plus a reasonable profit margin based on BoxTone’s long-term projected operating margin.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

In-process research and development, or IPR&D, consisted of the in-process Open MSM project awaiting development completion at the time of the acquisition. The value assigned to IPR&D was determined by considering the importance of the product under development to the overall development plan, estimating costs to further integrate the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the project when completed and discounting the net cash flows to their present value. The acquired IPR&D was initially recognized at fair value and is classified as an indefinite-lived asset until such time the successful completion or abandonment of the associated research and development efforts. Efforts necessary to complete the in-process research and development include additional design, testing and feasibility analyses.

The value assigned to IPR&D was based upon discounted cash flows related to the future product’s projected income stream. The discount rate of 12.5% used in the present value calculations were derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the date of acquisition.

The following table summarizes the significant assumptions at the acquisition date underlying the valuation of IPR&D:

		March 28, 2014
Development project:	Fair value	Estimated cost to complete	Expected commencement date of significant cash flows
	(in thousands)
Open MSM	$4,900	$3,500	March 2016

Of the total purchase price, $122.4 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. In the value allocated to goodwill for BoxTone, the Company gave consideration to the future economic benefits of other assets that were not individually identified or separately recognized. The Company planned to leverage its preexisting relationships with its customer base for sales of the acquired technologies, as well as expand sales of its developed technology to the customer base of the acquired companies, for which the expected synergies are reflected in the value of the goodwill recognized.

Macheen, Fixmo and BoxTone valuation methodologies

The Company employed the following methodologies to determine the fair value of the Company’s Series C-2 redeemable convertible preferred stock and common stock per share issued in connection with the acquisition of Macheen, Fixmo and BoxTone.

The income approach estimates the enterprise value of the Company based on the present value of future estimated cash flows. These future cash flows are discounted to their present values using a discount rate, which is derived from an analysis of the cost of capital of comparable publicly traded companies in the same industry or similar lines of business as of the valuation date. The market approaches estimate the enterprise value of the Company based on applying a multiple, which is derived from an analysis of guideline public

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

company multiples and guideline transaction multiples, to the Company’s financial metrics. The income and market approaches were weighted based on the facts and circumstances of each valuation.

To allocate the overall equity value of the Company, determined using the income and market approaches, to the various classes of equity, the Company used the probability weighted expected return method (“PWERM”) where it focused on two exit scenarios: an IPO scenario and a sale or merger, or M&A, scenario which were weighted 90% and 10%, respectively. Given the Company’s current stage of development and the exit strategy of the Company’s investors, the Company made the determination that the probabilities of a dissolution or a stay-private scenario were nominal and no indication of common stock value under these two scenarios was explicitly considered.

Under the IPO scenario, the equity value was allocated to the securities comprising the Company’s capital structure using a common stock equivalent method which treats all classes of shares as converted to common and equally weighted. Under the M&A scenario, the equity value was allocated to the securities comprising the Company’s capital structure using the Option Pricing Method.

The IPO and M&A scenarios were weighted based on the Company’s estimation of a future liquidity event. The Company’s considerations of the form, timing and probability of a particular future liquidity event or outcome were based on the business outlook at the time of the valuation date.

Acquisition of Copiun, Inc. and AppCentral, Inc.

(in thousands)	Allocation of purchase consideration
	Purchase consideration	Net tangible liabilities assumed	Goodwill	Purchased intangible assets—finite lived
				Developed/ core technology	Useful life (yrs.)	Trade name	Useful life (yrs.)	Customer relation- ships	Useful life (yrs.)	Non- compete covenant	Useful life (yrs.)

2012
Copiun, Inc.	$24,788	$(3,212)	$15,133	$11,554	5	$—	—	$1,073	4	$240	2
AppCentral, Inc.	18,679	(1,233)	11,111	8,400	5	—	—	401	4	—	—

Total	$43,467	$(4,445)	$26,244	$19,954		$—		$1,474		$240

The Company issued the following equity instruments as purchase consideration for the acquisition of these companies (in thousands):

		Shares of preferred stock issued	Shares of common stock issued	Restricted common stock issued	Common stock options issued	Total

2012
Copiun, Inc.	Fair value of purchase consideration	$17,662	$4,129	$2,223	$774	$24,788
	(shares/options)	3,649	896	482	181
AppCentral, Inc.	Fair value of purchase consideration	$12,330	$2,698	$1,641	$2,010	$18,679
	(shares/options)	2,563	597	363	570

Total						$43,467

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Acquisition of Copiun, Inc.

In September 2012, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Copiun Agreement”) with Copiun, Inc. (“Copiun”), a Delaware corporation, to acquire all the outstanding shares of Copiun. The Company acquired Copiun for its secure mobile collaboration capabilities allowing mobile workers to access, share and sync corporate documents on their mobile devices without compromising the security of this data. The Company plans to incorporate this technology into its Good Dynamics platform.

The Company issued 482,000 shares of restricted common stock and 181,000 common stock options to former Copiun employees, the fair values of which were included as a component of the purchase price, as they related to pre-acquisition services. The Company used the Black-Scholes valuation model to value the assumed Copiun options. However, as the options were deep in-the-money, the value was essentially derived from their intrinsic value. The acquisition date fair value of other shares of restricted common stock and common stock options granted to former Copiun employees will be expensed over the remaining vesting period as post-merger compensation expense.

The Company utilized multiple approaches and methodologies to determine the value of the Company’s preferred and common stock issued for Copiun. The two primary approaches were the fundamental analysis, which uses generally accepted valuation methodologies to derive an indication of value and the stock transaction approach, which utilizes the indicated values from actual transactions in the Company’s common stock. The fundamental analysis and the stock transaction approach were weighted based on the facts and circumstances of each valuation. The weight assigned to the stock transaction approach was estimated based on the volume, comparability and proximity of the transactions to the valuation date. Throughout the year, the volume and size of third-party transactions increased. Accordingly, the Company increased its reliance and valuation weighting toward the stock transaction approach. The value difference between preferred and common stock was due to the different rights and preferences of the securities including liquidation preference.

The total cash and cash equivalents obtained from Copiun was $0.4 million. The Company withheld 10% of the purchase consideration, which is included in the table above, for 12 months following the acquisition date in the event of certain breaches of the Copiun Agreement.

The Company has estimated the fair value of the Copiun-related other intangible assets using the income approach and these identifiable intangible assets are subject to amortization. Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of the products. Customer relationships represent contractual and non-contractual sales of current and future versions of existing products to existing customers. The non-compete agreements represent the fair value to the Company of contracts that place restrictions on the ability of certain former Copiun executives to compete for a period of two years.

The Company incurred $0.5 million in acquisition-related costs for the Copiun acquisition, which are included within general and administrative expenses.

Acquisition of AppCentral, Inc.

In October 2012, the Company entered into an Agreement and Plan of Merger and Reorganization (the “AppCentral Agreement”) with AppCentral, Inc. (“AppCentral”), a Delaware corporation, to acquire all the outstanding shares of AppCentral. The Company acquired AppCentral for its mobile application management

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

and application security wrapping technology. The technology allows enterprises to easily distribute, manage, and secure mobile enterprise applications. These solutions will enable enterprises to increase mobile worker productivity while protecting data and applications on current mobile devices. The Company plans to incorporate this technology into its Good Dynamics platform.

The Company issued 363,000 shares of restricted common stock and 570,000 common stock options to former AppCentral employees, the fair values of which were included as a component of the purchase price, as they related to pre-acquisition services. The Company used the Black-Scholes valuation model to value the assumed AppCentral options. Expected term inputs ranged from 0.53 to 5.36 years, with 57.6% volatility, 0% dividend rate and a 0.47% interest rate. The acquisition date fair value of other shares of restricted common stock and common stock options granted to former AppCentral employees will be expensed over the remaining vesting period as post-merger compensation expense.

The Company utilized multiple approaches and methodologies to determine the value of the Company’s preferred and common stock issued for AppCentral. The two primary approaches were the fundamental analysis, which uses generally accepted valuation methodologies to derive an indication of value and the stock transaction approach, which utilizes the indicated values from actual transactions in the Company’s common stock. The fundamental analysis and the stock transaction approach were weighted based on the facts and circumstances of each valuation. The weight assigned to the stock transaction approach was estimated based on the volume, comparability and proximity of the transactions to the valuation date. Throughout the year, the volume and size of third-party transactions increased. Accordingly, the Company increased its reliance and valuation weighting toward the stock transaction approach. The value difference between preferred and common stock was due to the different rights and preferences of the securities including liquidation preference.

The total cash and cash equivalents obtained from AppCentral was $0.4 million. The Company withheld 15% of the purchase consideration, which is included in the table above, for 12 months following the acquisition date in the event of certain breaches of the AppCentral Agreement.

The Company has estimated the fair value of the AppCentral related other intangible assets using the income approach and these identifiable intangible assets are subject to amortization. Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of the products. Customer relationships represent contractual and non-contractual sales of current and future versions of existing products to existing customers.

The Company incurred $0.2 million in acquisition-related costs for the AppCentral acquisition, which are included within general and administrative costs.

Acquired intangibles amortization period and method of amortization

For the Macheen acquisition, the amortization period and method of amortization of significant acquired intangibles was estimated based on the following information:

Developed technology.    The remaining useful life of five years is based on the pattern of undiscounted cash flows. The Company calculated the life as the number of years for the development effort to recreate the developed technology and the opportunity cost associated with this investment. In terms of estimating the developed technology amortization method, the Company determined that the straight-line method was appropriate. The Company considered whether it was possible that the asset would be consumed in a manner

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, the Company believes that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore, assumed a straight-line method of amortization.

Customer relationships.    The Company determined a five year estimated life to be reasonable. In determining the useful life, the Company considered the attrition rate observed in the customer base and estimated that the annual attrition rate of the current customer base is approximately 10%. The Company determined that it would be appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e., more than 75%) of what would be realized. This estimate, coupled with its historical experience, allowed the Company to determine that five years was reasonable. Absent a more reasonable method, the Company selected the straight-line method of amortization.

For the Fixmo acquisition, the amortization period and method of amortization of significant acquired intangibles was estimated based on the following information:

Developed technology.    The remaining useful life of three years is based on the pattern of undiscounted cash flows. The Company calculated the life as the number of years for the development effort to recreate the developed technology and the opportunity cost associated with this investment. In terms of estimating the Developed Technology amortization method, the Company determined that the straight-line method was appropriate. The Company considered whether it was possible that the asset would be consumed in a manner that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, the Company believes that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore, assumed a straight-line method of amortization.

Customer relationships.    The Company determined a six year estimated life to be reasonable. In determining the useful life, the Company considered the attrition rate observed in the customer base and estimated that the annual attrition rate of the current customer base is approximately 10%. The Company determined that it would be appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e., more than 75%) of what would be realized. This estimate, coupled with its historical experience, allowed the Company to determine that six years was reasonable. Absent a more reasonable method, the Company selected the straight-line method of amortization.

For the BoxTone acquisition, the amortization period and method of amortization of significant acquired intangibles was estimated based on the following information:

Developed technology—MSM.    The remaining useful life of four years is based on the pattern of undiscounted cash flows. The Company calculates the life as the number of years it takes to generate 80% of the undiscounted cash flows for the asset. In addition, the life is primarily influenced by the technology obsolescence curve which the Company believes is 20%. This obsolescence factor of 20% was estimated based on the technology refreshment cycles in the mobile security sector.

Developed technology—MDM.    The remaining useful life of seven years is based on the pattern of undiscounted cash flows. The Company calculated the life as the number of years it takes to generate 80% of the undiscounted cash flows for the asset. In addition, the life is primarily influenced by the technology obsolescence curve which the Company believes is 10% per year. This obsolescence factor of 10% was based on

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

the fact that the MDM market is essentially a commoditized market at this point with little change required going forward. This led to the longer life of seven years.

In terms of estimating the developed technology amortization method, the Company determined that the straight-line method was appropriate. The Company considered whether it was possible that the asset would be consumed in a manner that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, the Company believes that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore the Company assumed a straight-line method of amortization.

Customer relationships.    The Company determined an eight year estimated life to be reasonable. In determining the useful life, the Company considered the attrition rate observed in the customer base and estimated that the annual attrition rate of the current customer base is approximately 10%. The Company determined that it would be appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e., more than 75%) of what would be realized. This estimate, coupled with our historical experience, allowed the Company to determine that eight years was reasonable. Absent a more reasonable method, the Company selected the straight-line method of amortization.

For the Copiun and AppCentral acquisitions, the amortization period and method of amortization of significant acquired intangibles was estimated based on the following information:

Developed technology:    The Company’s experience with technology refreshment cycles in the mobile security sector suggested that five years is a reasonable estimate of the period of amortization. In addition, based on data the Company monitors for estimating its customer’s life for revenue recognition purposes, it observed that five years was a reasonable estimate for its relationship with a customer; which, based on this five year technology refresh cycle, could be a reason for why a customer may decide to move to a competing or new mobile solution. In terms of estimating the amortization method, the Company determined that the straight-line method was appropriate. The Company considered whether it was possible that the asset would be consumed in a manner that was not straight-line. The associated cash flows for which the developed technology relates are more heavily weighted in the later years; however, the Company believes that the timing of these cash flows do not meet as high a level of confidence to determine them to be “reliably determinable” and therefore the Company assumed a straight-line method of amortization.

Customer relationships:    The Company determined a four year estimated life to be reasonable and this is consistent with what it has used in the past for customer relationships. Further, in determining the useful life the Company considered the period of expected cash flows used to measure the fair value of the customer relationships. The Company then analyzed the population and timing of the cash flows and determined that 80% of the cash flows are estimated to be realized in the next four years. If the range was expanded to 90%, the cash flows were as long as five years. The Company determined however that it would be more appropriate to amortize the relationship over the threshold for which it begins to exceed a significant majority (i.e. more than 75%) of what would be realized. This estimate, coupled with the Company’s historical experience, allowed it to determine that four years was reasonable. Absent a more reasonable method, the Company selected the straight-line method of amortization.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Pro forma financial information (unaudited)

The operating results of Macheen, Fixmo and BoxTone have been included in the consolidated financial statements since their acquisition dates, and have not been significant. The unaudited pro forma financial information below includes the business combination accounting effects from the acquisitions of Macheen, Fixmo and BoxTone including amortization charges from acquired intangible assets and the related tax effects as though Macheen, Fixmo and BoxTone were acquired as of January 1, 2013. The unaudited pro forma financial information for the year ended December 31, 2013 and 2014, as presented below, is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2013 (in thousands, except per share amounts).

	Year ended December 31,
	2013	2014
Revenues	$177,752	$216,701
Net loss attributable to Good Technology Corporation common stockholders	$(162,791)	$(114,899)
Basic and diluted net loss per share attributable to Good Technology Corporation common stockholders	$(2.53)	$(1.61)

The operating results of Copiun and AppCentral have been included in the consolidated financial statements since their acquisition dates, and have not been significant. The unaudited pro forma financial information below includes the business combination accounting effects from the acquisitions including amortization charges from acquired intangible assets and the related tax effects as though Copiun and AppCentral were acquired as of January 1, 2012. The unaudited pro forma financial information for the year ended December 31, 2012, as presented below, is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2012 (in thousands, except per share amounts).

Year ended December 31,
2012
Revenues	$117,728
Net loss attributable to Good Technology Corporation common stockholders	$(105,647)
Basic and diluted net loss per share attributable to Good Technology Corporation common stockholders	$(3.03)

4. Consolidated balance sheet detail

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2013	2014
Prepaid expenses	$4,068	$3,430
Current deferred tax asset and tax receivable	2,289	2,368
Other current assets	3,453	1,608

Prepaid expenses and other current assets	$9,810	$7,406

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Property and equipment

Property and equipment was comprised of the following (in thousands):

	As of December 31,
	2013	2014	Useful life
Furniture and fixtures	$2,525	$2,614	5 years
Computers and equipment	9,102	12,630	3 years
Software	15,026	17,779	3 years
Construction in process	777	719	—
Leasehold improvements	3,429	3,489	Shorter of useful life or lease term

Total property and equipment	30,859	37,231
Less accumulated depreciation and amortization	(13,614)	(24,102)

Property and equipment, net	$17,245	$13,129

Depreciation and amortization expense was $5.9 million, $8.2 million, and $10.6 million for the years ended December 31, 2012, 2013 and 2014 , respectively. In December 2013, the Company wrote off $2.3 million of computer software, primarily related to development of internal information reporting systems which were not being used.

Accrued and other current liabilities

Detail of accrued and other current liabilities was as follows (in thousands):

	As of December 31,
	2013	2014
Accrued royalties	$3,663	$2,676
Accrued technology licenses	1,166	863
Accrued sales and value-added tax	1,942	1,640
Deferred rent	464	488
Accrued professional and consulting fees	636	2,419
Other current liabilities	3,578	6,538

Accrued and other current liabilities	$11,449	$14,624

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

5. Intangible assets, net and goodwill

Intangible assets

Gross carrying amount and accumulated amortization by class of intangible assets were as follows (in thousands, except useful lives):

	Weighted Average Useful Life (in years)	Gross assets	Accumulated amortization	Net assets

December 31, 2013:
Developed/core technology	5.4	$24,111	$(7,748)	$16,363
Customer relationships	4.4	2,783	(1,603)	1,180
Trade names	9.8	1,200	(590)	610
Other	2.0	262	(177)	85

		$28,356	$(10,118)	$18,238

December 31, 2014 :
Developed/core technology	5.0	$73,411	$(19,289)	$54,122
Customer relationships	6.6	15,183	(3,179)	12,004
Trade names	9.8	1,200	(712)	488
Other	2.0	262	(262)	—

		$90,056	$(23,442)	$66,614

The Company acquired $21.7 million of intangible assets in the year ended December 31, 2012 in connection with the Copiun and AppCentral acquisitions. The Company acquired $66.6 million of intangible assets in connection with the BoxTone, Fixmo and Macheen acquisitions in the year ended December 31, 2014, including IPR&D of $4.9 million in connection with the BoxTone acquisition.

For the year ended December 31, 2014, the Company recorded a write-off of IPR&D of $4.9 million within research and development expenses related to the acquired BoxTone Open MSM project since the project was abandoned due to the realignment of Company resources to current products.

The Company amortizes developed/core technology over 2-8 years, customer relationships over 4-8 years, trade names over 7-10 years and other intangibles over 1.5-2 years. The Company amortizes developed/core technology in cost of revenues and customer relationships, trade names, and other intangibles in sales and marketing expenses. Amortization expense for intangible assets was $1.9 million, $5.2 million and $13.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The estimated future amortization expense related to intangible assets, assuming no future impairment as of December 31, 2014, is as follows (in thousands):

Amount
2015	$17,658
2016	17,470
2017	13,783
2018	6,705
2019	5,285
Thereafter	5,713

Total	$66,614

Goodwill

The changes in the carrying value of goodwill are as follows (in thousands):

Amount
Balance as of December 31, 2012	$66,156
2013 additions	—

Balance as of December 31, 2013	66,156
Goodwill recorded for BoxTone acquisition	122,358
Goodwill recorded for Fixmo acquisition	9,655
Goodwill recorded for Macheen acquisition	2,064

Balance as of December 31, 2014	$200,233

In performing the Company’s annual goodwill impairment assessment for 2013 and 2014, management performed a Step 0 qualitative assessment. Based on these assessments, the Company concluded that it was not more likely than not that the fair value of its single reporting unit was less than its carrying amount, and, as a result, did not proceed to further impairment testing. The Company did not recognize an impairment of goodwill during 2012, 2013 and 2014.

6. Debt

Senior notes and warrants

In September 2014, the Company entered into a Purchase Agreement with Oppenheimer & Co., as the initial purchaser (the “Initial Purchaser”), relating to the sale of $80.0 million aggregate principal amount of Senior Notes and warrants (“Warrants”) to purchase 16.3 million shares of the Company’s common stock to the Initial Purchaser in a private placement, and for initial resale by the Initial Purchaser to certain qualified institutional buyers.

The net proceeds from the offering of the Senior Notes were $77.0 million after payment of the Initial Purchaser’s discounts and offering expenses of $3.0 million. In addition, the Company was required to deposit $12.0 million of the proceeds in an escrow account to be used for the Senior Notes’ future interest payments.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The Senior Notes will bear interest at a rate of 5.00% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning April 1, 2015. The Senior Notes will mature on October 1, 2017 unless converted or repurchased earlier. All principal is payable at the maturity date. In addition, on the maturity date, the Company is required to make a cash payment to the holders of the Senior Notes outstanding on the maturity date equal to a 15% call premium of the principal amount outstanding.

The Senior Notes have certain provisions regarding an initial public offering of the Company’s common stock whereby if the Company does not consummate an initial public offering with proceeds greater than $75.0 million (“Qualified IPO”) prior to March 1, 2016, the holders of the Senior Notes will have the right to require the Company to immediately repurchase their Senior Notes, in whole or in part, at a repurchase price of 110% of the principal amount of the Senior Notes plus accrued and unpaid interest. The Senior Notes also have certain change of control provisions that allow holders of the Senior Notes the right to require the Company to repurchase their Senior Notes, in whole or in part, at the repurchase prices (expressed as percentages of the principal amount of the Senior Notes) specified in the table below, plus accrued and unpaid interest:

Date of Change of Control	Percentage
On or after October 1, 2014 until September 30, 2015	105%
On or after October 1, 2015 until September 30, 2016	110%
On or after October 1, 2016	115%

The Warrants will expire four years from their date of issuance, subject to earlier termination, and will have an initial exercise price of $4.92 per share. The Warrants will be exercisable on a net share basis beginning 180 days following the date of the final prospectus of an initial public offering. (See Note 13 for further discussion on the common stock warrants).

The fair value of the notes payable put option (“put option”) on the issuance date was determined to be $1.5 million based on the present value of future estimated cash flows using a coupon rate of 5% and discount yield of 25.3% and the probability weighted expected return method where it focused on two exit scenarios: an IPO scenario and a sale or merger, or M&A, scenario which were weighted 90% and 10%, respectively.

The put option and the warrants issued in connection with the Senior Notes are considered liabilities and are carried at fair value with any changes in fair value recognized in other income (expense), net. During the year ended December 31, 2014, the Company recorded a loss of $0.1 million and a gain of $1.5 million, related to the change in fair value of the put option and warrants, respectively. In addition, the discount on the Senior Notes related to the fair value of the put option and the warrants will be amortized on an effective interest rate method as interest expense over the life of the Senior Notes.

The Senior Notes are recorded at face value less the fair value of the warrants (see Note 13) and the put option. The call premium of 15% is being accrued as interest expense on an effective interest rate method over the life of the Senior Notes.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Term loan and revolving credit facility

In January 2011, the Company entered into a loan and security agreement (the “Loan Agreement”) with a bank for funding its working capital and other general corporate needs. The Loan Agreement was amended in July 2011, October 2011, June 2012 and December 2013. The amendments allowed for the Company to borrow up to an aggregate $22.5 million. Advances may be repaid over a period of 36 months or 48 months and carry an interest rate fixed as of the funding date equal to the Wall Street Journal prime rate plus 2.0%. In January 2011 and September 2011, the Company borrowed $6.0 million and $2.5 million, respectively, repayable in 36 monthly installments from the date of each borrowing. In December 2011, the Company borrowed $5.5 million, repayable in 48 monthly installments. Each of these 2011 borrowings had an interest rate of 5.25%. In July 2012 and September 2012, the Company borrowed $6.0 million and $2.5 million, respectively, repayable in 36 monthly installments from the date of borrowing. Each of these 2012 borrowings have an interest rate of 5.0%. The borrowings have end of term payments of $0.2 million, $68,750, $0.2 million, $75,000 and $31,250 for the January 2011, September 2011, December 2011, July 2012 and September 2012 borrowings, respectively. As a result, the effective interest rate for the combined loans is approximately 7.0%. As part of the June 2012 amendment, the Company also renegotiated the annual interest rate on a prospective basis on its 2011 borrowings ($9.8 million principal outstanding at June 2012) from 5.25% to 5.0%, effective beginning in July 2012 for the remaining terms of the loans. The renegotiation of the interest rate was not so substantial to result in the extinguishment of the original debt and therefore, the Company did not record a gain or loss upon the modification. The principal amounts outstanding on the loans as of December 31, 2012 and 2013 were $15.2 million and $8.5 million, respectively. No additional amounts were available for borrowing as of December 31, 2013.

As of December 31, 2013, the Loan Agreement also provided for an asset-based revolving line of credit of up to $25.0 million. As part of the December 2013 amendment, the Company renegotiated to increase the maximum revolving credit line to $25.0 million. The amount available on the revolving line of credit is based on 80% of eligible receivables and is subject to a borrowing base calculation. Principal amounts outstanding under the revolving line accrue interest at a floating per annum rate equal to the Wall Street Journal prime rate plus 0.75% and are repayable monthly. No borrowings had been made against the revolving line of credit at December 31, 2012, but the Company borrowed $10.0 million during 2013, which was outstanding as of December 31, 2013. Further, as of December 31, 2013, the available borrowing base was reduced by $1.8 million, for outstanding letters of credit; bringing the available revolving line of credit balance as of that date to $13.2 million. The revolving credit line had a nonrefundable annual commitment fee of 0.5% on the maximum revolving line as well as an unused line charge to be paid quarterly, at 0.3% per annum depending on the average unused portion of the revolving line. Further, a letter of credit fee is charged to the Company of 1.25% per annum of the face amount of each letter of credit issued during the term of such issuance and upon the renewal of such letter of credit.

In December 2013, the Company entered into a Mezzanine loan and security agreement (the “Mezzanine Agreement”) with a bank for funding its working capital and other general corporate needs. The Mezzanine Agreement consists of two funding tranches of $7.5 million each. The first tranche was funded upon execution of the Mezzanine Agreement and the second tranche was funded in April 2014 (see Note 19). Advances are due to be repaid on December 31, 2016, and carry a fixed per annum interest rate of 11%, payable monthly on the outstanding principal balance. In connection with the first funded tranche, the Company issued to the bank and an associated bank, 532,500 fully vested common stock warrants at an exercise price of $3.22 per share. The Company borrowed the remaining $7.5 million in April 2014, and in accordance with the Mezzanine Agreement,

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

the Company issued an additional 532,500 fully vested common stock warrants at an exercise price of $3.22 per share. (See Note 13 for further discussion on the common stock warrants).

The term loans and the revolving line of credit under the Loan Agreement and the term loan under the Mezzanine Agreement are collateralized by all Company assets with the exception of intellectual property; however, it does include all proceeds of all intellectual property. The Loan Agreement contains financial covenants that require the Company to (1) maintain liquidity of unused amounts on the borrowings or the revolving line, whichever is less, plus unrestricted cash and cash equivalents (“unrestricted cash”) of at least $25.0 million; (2) maintain a minimum adjusted quick ratio, (3) maintain minimum billing levels and (4) maintain minimum adjusted EBITDA levels starting in the first quarter of 2015. The lender has the option, immediately upon the occurrence, and during the continuance of, an event of default, including the non-compliance with the above financial covenants, to increase the interest rate per annum by 3.0% above the rate that is otherwise applicable. Both the Loan Agreement and the Mezzanine Agreement provide that a material adverse change would be an event of default. For the quarter ended September 30, 2012, the Company was not in compliance with the fixed charge coverage ratio and for October 2012, the Company was not in compliance with the current assets-to-current liabilities ratio. In November 2012, the Company obtained a waiver from the lender for a fee of $0.2 million, which the Company has recorded as debt issuance cost within bank debt and is amortizing over the remaining term of the note. As a condition of the waiver, the Company agreed to reduce its undrawn revolving credit line from $15.0 million to $10.0 million, decrease the required unrestricted cash requirement, excluding unused amounts on the borrowings or the revolving line, from $10.0 million to $7.5 million, and added financial covenants that require the Company to maintain a certain ratio of cash and accounts receivable balances to outstanding loan and revolving credit line balances, and to secure at least $50.0 million in capital financing. In April 2013, the Company issued Series C-1 redeemable convertible preferred stock for gross proceeds of $50.0 million and the Company was in compliance with all of these covenants as of December 31, 2013. Following the financing, the Company and the lender negotiated an additional loan covenant to maintain a defined minimum adjusted gross profit amount measured on a trailing six month basis. On March 31, 2014, the Company was not in compliance with the adjusted quick ratio covenant. In June 2014, the Company obtained a waiver from the lender for a fee of $15,000, which the Company has recorded as debt issuance cost within the bank debt and is amortizing over the remaining term of the note. The lender also agreed to reduce the minimum liquidity requirement from $25 million to $20 million for the months July 2014 through November 2014 and lower the adjusted quick ratio beginning the quarter ended June 30, 2014. On June 30, 2014, the Company was in compliance with the amended covenants.

On September 30, 2014, the Company used $31.0 million of the proceeds from the Senior Notes to repay in full all outstanding bank debt and terminate its loan and security agreements with Silicon Valley Bank and incurred $1.0 million in prepayment penalties and bank fees related to the termination of such agreements. In addition, the Company was required to deposit $2.9 million of the proceeds as collateral for letters of credit and other bank services with Silicon Valley Bank and incurred a loss of $2.4 million related to the early extinguishment of the bank debt.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Aggregate annual payments due on the Company’s outstanding notes payable balance as of December 31, 2014 are as follows (in thousands):

Amount
2015	$4,000
2016	4,000
2017	96,000

Total payments	104,000
Less: amount representing interest	(24,000)

Total notes payable	80,000
Less: current portion	—

80,000
Less: Debt discount due to warrant issuance and put option	(23,854)

Notes payable, net of current portion	$56,146

Amortization of the debt discount due to the warrant issuance and put option was $1.2 million for the year ended December 31, 2014.

7. Commitments and contingencies

Lease commitments

The Company has numerous facility operating leases and equipment under capital lease at locations in the United States and other countries. Future minimum lease payments under all noncancellable operating leases with terms in excess of one year were as follows (in thousands):

Operating leases
2015	$4,931
2016	4,047
2017	3,448
2018	2,863
2019	1,470

Total minimum lease payments	$16,759

The Company recognizes rent expense on a straight-line basis over the lease period. Total rent expense was $3.5 million, $4.0 million and $5.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The following table sets forth the composition of capital leases reflected as property and equipment, net in the consolidated balance sheets (in thousands):

	As of December 31,
	2013	2014
Computers and equipment	$—	$32
Accumulated amortization	—	(22)

Total	$—	$10

Depreciation expense for property and equipment under capital leases was $0.4 million, $45,000 and $22,000 for the years ended December 31, 2012, 2013 and 2014, respectively.

Litigation

The Company is party to various legal proceedings. Management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on its financial position, results of operations and statement of cash flows. If, however, an unfavorable ruling were to occur in any of the legal proceedings described below, there exists the possibility of a material adverse effect on the Company’s financial position, results of operations and cash flows. The Company accrues for litigation matters that it considers probable and for which the loss can be reasonably estimated. In the event that a probable loss cannot be reasonably estimated, the Company has not accrued for such losses. The Company discloses potential losses when they are reasonably possible. Legal costs incurred and expected to be incurred related to litigation matters are expensed as incurred.

LRW litigation.    In May 2011, the Company filed a patent infringement lawsuit against Little Red Wagon Technologies, et al. (“LRW”) in U.S. Federal Court for the Northern District, Texas. On October 18, 2013, LRW and the Company entered into a settlement agreement resolving the claims made in the litigation, which included certain cash payments and royalties payable to the Company and the grant of a non-exclusive license of certain of the Company’s patents to LRW. The terms of the settlement agreement were not material to the consolidated financial statements. LRW breached the settlement agreement and in January 2015, the Company initiated arbitration in San Jose, California against LRW to recover amounts owed as a result of the breach.

Fixmo litigation.    In January 2012, the Company filed a patent infringement lawsuit against Fixmo, Inc. (“Fixmo”) in the U.S. Federal Court for the Northern District, Texas, on the basis that Fixmo was serving as a distributor and reseller of LRW’s technology products and/or that Fixmo’s products also infringe certain of the Company’s patents. The Company sought a permanent injunction against infringement, monetary damages and attorney’s fees and costs against Fixmo. In connection with the Fixmo acquisition, all claims and counter-claims were dismissed with prejudice. In addition, both parties were responsible for their own costs.

MobileIron / AirWatch litigation.    The Company has filed four separate patent lawsuits against MobileIron and AirWatch in Northern California, Delaware, the United Kingdom and Germany, with eleven distinct patent infringement claims currently pending in these jurisdictions collectively. The Company is seeking permanent injunctions in these lawsuits along with monetary damages, attorney’s fees and costs. On November 14, 2012, the Company filed the first of those patent infringement lawsuits in the U.S. District Court for the Northern District of California, asserting four of the Company’s patents (the “California Suit”). In the California Suit, the Company also claimed that MobileIron violated the Lanham Act and related law by engaging in a marketing

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

campaign based on falsehoods and misleading claims about Good Technology and its product offerings. In August 2014, the Company filed a patent infringement lawsuit in the Delaware District Court against AirWatch asserting two of its patents, and in September 2014, the Company filed an amended complaint asserting a third patent. In October 2014, the Company filed a patent infringement suit against MobileIron asserting one of its patents. In July and October 2014, the Company asserted patent infringement claims against AirWatch and MobileIron in the Court of Chancery of the United Kingdom, and in December 2014, in the District Court of Dusseldorf, Germany, where the Company asserted two of its patents against AirWatch and MobileIron.

In its response to the Company’s patent claim filings on October 14, 2014 in the Delaware District Court, on October 29, 2014, MobileIron asserted a claim that the Company is infringing two of MobileIron’s U.S. patents. In August 2013, AirWatch asserted a claim in the State Court of Georgia that the Company has violated the Georgia state libel laws by making public statements about its patent infringement lawsuit against AirWatch. In addition, in July 2014 and October 2014, AirWatch asserted two suits asserting that the Company is infringing two of Airwatch’s U.S. patents. Subsequently, AirWatch’s parent company, VMware, filed petitions for inter partes review of certain of the Company’s patents asserted in the California Suit and on February 20, 2015, the Patent Trial and Appeal Board denied to institute the first of such petitions. The Company filed a petition with the Patent Trial and Appeal Board for inter partes review of one of AirWatch’s patents asserted in the Georgia litigation and on February 13, 2015, the District Court of Georgia issued an order staying the case pending the inter partes review. On or about March 3, 2015, the Company filed petitions with the Patent Trial and Appeal Board for inter partes review of the two MobileIron patents asserted in the Delaware litigation.

The Company is vigorously pursuing the lawsuits against MobileIron and AirWatch and defending any claims against the Company. The Company is unable to predict the likelihood of success of MobileIron and AirWatch’s infringement claims or validity of their patents. Trial in the California Suit is currently set for July 2015 for the MobileIron litigation and June 2015 for the AirWatch litigation. Trial in the United Kingdom suit against AirWatch and MobileIron is currently set for December 2015. Trial in the Delaware suit against AirWatch is scheduled for December 2016. No trial dates for the other proceedings have been set. The Company does not believe that a loss is probable or reasonably estimable on the countersuit, and therefore, the Company has not accrued for any losses.

Vinci-Lucero litigation.    The Company was party to a dispute with Susan Vinci-Lucero, a former executive asserting wrongful termination and employment discrimination disability in Santa Clara County Superior Court (112CV235073). In her lawsuit, Ms. Vinci-Lucero sought compensatory and exemplary damages, attorneys’ fees and costs and other damages in amounts according to proof at trial. Ms. Vinci-Lucero’s most recent demand was for $5.6 million. In April 2014, a confidential settlement was reached.

Other matters.    The Company periodically may receive claims relating to the quality of its products, including claims for additional labor costs, reimbursement to customers for damages incurred from system down time or other network disruptions, costs for software defects or other damages. Receipt of these claims and requests occurs in the ordinary course of the Company’s business, and the Company responds based on the specific circumstances of each event. The Company records an accrual for losses relating to these types of claims when it considers those losses probable and when a reasonable estimate of loss can be determined.

Guarantees and indemnifications

The Company’s software licensing agreements generally include a limited warranty that its software will substantially conform to the specifications set forth in relevant end user documentation during the warranty period, usually 90 days from the date of electronic delivery of software to the customer.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The Company’s software sales agreements generally include certain provisions for indemnifying customers against liabilities if the Company’s products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding to which any of them are, or are threatened to be, made a party by reason of their service as a director or officer. The Company maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company also may be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Restricted cash and letters of credit

As of December 31, 2013, the $0.4 million of restricted cash related to a security deposit for legal services had been released from the bank, while the stand-by letters of credit was $1.8 million.

As of December 31, 2014, the Company had current and non-current restricted cash of $4.0 million and $8.0 million, respectively, since the Company was required to deposit $12.0 million of the Senior Notes’ proceeds in an escrow account to be used for the Senior Notes’ future interest payments. As of this date, the Company had other current and non-current restricted cash of $2.0 million and $1.4 million, respectively for security deposits on building leases and bank services.

Arrangement with BoxTone Inc.

In December 2012, the Company and BoxTone Inc. (“BoxTone”) entered into an agreement (“the original agreement”) whereby the Company will resell BoxTone’s software to the Company’s customers. The arrangement provides the Company’s customers access to BoxTone’s advanced mobile device management, mobile application management and mobile service management capabilities. Under the terms of the arrangement, the Company was obligated to purchase a minimum of $12.0 million of BoxTone’s software licenses throughout 2013.

In January 2014, the Company and BoxTone renegotiated the Company’s obligations under the original agreement and entered into a new agreement. In connection with these agreements, the Company paid BoxTone $4.8 million and expensed $4.6 million related to prepaid licenses, maintenance and other services provided during 2013. These amounts include $0.8 million paid to BoxTone to perform certain research and development services in 2013, of which $0.4 million was recognized as research and development expenses in each of 2012 and 2013, when the services were provided, and a one-time payment of $2.5 million under the new agreement in exchange for release from existing and further obligations under the original agreement, which was included in accrued and other current liabilities as of December 31, 2013. Included within both prepaid expenses and other current assets and other assets at December 31, 2013 were balances of $1.5 million, relating to term licenses and maintenance and support services to be provided under the agreements.

Under the terms of the new agreement, the Company would be obligated to purchase a minimum of $17.5 million of BoxTone’s software licenses through 2016. This amount includes the $2.5 million required to release the Company from its past and future obligations under the original agreement as of December 31, 2013, software license purchases of $9.5 million throughout 2014 and $5.5 million throughout 2015.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Subsequently, in March 2014, the Company acquired BoxTone, such that the Company’s obligations under this agreement terminated (See Note 3).

8. Intellectual property licensing

In December 2010, the Company and Nokia Corporation (“Nokia”) entered into a License Agreement (“Agreement”) pursuant to which the Company granted a nonexclusive, nontransferable, irrevocable, perpetual license to certain intellectual property to Nokia. As part of the Agreement, Nokia agreed to make certain payments and assigned to the Company certain patents. The Company granted to Nokia a nonexclusive, worldwide license to all patent rights owned or sub-licensable by the Company for up to a period of three years from the date of license. The Company is recognizing revenues on the license on a straight-line basis over three years.

In July 2009, the Company and Research in Motion (“RIM”) entered into a Global Transaction Agreement pursuant to which all outstanding litigation between the parties was settled. The parties also entered into a Settlement Agreement (the “Settlement Agreement”) and a License Agreement (the “License”). In addition, the Company agreed to assign certain patents to RIM, pursuant to a Patent Purchase Agreement and enter into a Grant-Back License Agreement. As part of the Settlement Agreement, RIM agreed to pay the Company $267.5 million and assigned to the Company certain patents. The Company does not intend to use any of the patents assigned to it. The Company assigned no value to the cross-license as it was given in the context of litigation and is deemed defensive in nature. Since the license from the Company to RIM contains a license to future intellectual property developed by the Company over a ten-year period (the recapture period), the total consideration received from RIM will be amortized ratably over the period beginning in November 2005 (the date of first alleged infringement) and ending in July 2019 (the end of the recapture period).

In September 2007, the Company and IBM entered into a Patent License Agreement (the “License Agreement”) pursuant to which the Company granted IBM a nonexclusive, non-transferable, irrevocable, perpetual, worldwide license under its Licensed Patents as defined in the License Agreement with an effective filing date that is prior to four years after the effective date of the License. The Company received no licenses and no covenant not-to-sue from IBM. Under the terms of the License Agreement, IBM is entitled to receive rights to future intellectual property during a four year patent capture period; as a result the consideration received was amortized on a straight-line basis over the 48-month recapture period.

As part of the agreements with Nokia and IBM described above, the Company received an aggregate of $34.5 million in cash payments in years prior to 2011.

9. Equity incentive plans

The Company’s equity incentive plans are broad-based retention programs. The plans are intended to attract and retain talented employees, directors and nonemployee consultants. In November 2006, the Company adopted the Visto Corporation 2006 Stock Plan (the “2006 Plan”) which replaced its Visto 1996 Stock Plan, its 2003 U.K. Stock Plan and its International Stock Plan (collectively, the “Prior Plans”). Following the effective date of the 2006 Plan, any shares remaining available for grant under the Prior Plans were no longer available for grant. The 2006 Plan provides for the granting of stock options and restricted stock units to employees, directors and consultants. Incentive stock options may be granted only to employees. Nonqualified stock options may be granted to employees, directors and consultants. The exercise price of an incentive stock option

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

and a nonqualified stock option shall not be less than 100% of the fair market value of such shares on the date of grant. Stock options granted under the 2006 Plan generally vest over a four year period and expire no more than ten years from the date of grant. The number of shares of common stock reserved for issuance under the 2006 Plan is 103,448,153.

In connection with the acquisitions of Copiun, Inc. and AppCentral, Inc., the Company assumed the outstanding stock options and restricted stock awards under the Copiun 2009 Stock Incentive Plan (the “Copiun Plan”) and the AppCentral 2010 Stock Incentive Plan (the “AppCentral Plan”), respectively (see Note 3). Outstanding stock options generally vest over four years and expire ten years from the date of grant. No additional shares, including forfeitures and cancellations, are available for future grant under these plans.

In connection with the acquisition of BoxTone in March 2014, the Company assumed the fully vested outstanding stock options and restricted stock awards under the BoxTone Stock Incentive Plan (the “BoxTone Plan”) (see Note 3). No additional shares, including forfeitures and cancellations, are available for future grant under the BoxTone Plan.

In November 2014, the Company adopted the 2014 Acquisition Stock Plan (the “2014 Plan”). The 2014 Plan provides for the granting of stock options, stock purchase rights, and restricted stock units to employees, directors and consultants. Incentive stock options may be granted only to employees. Nonqualified stock options may be granted to employees, directors and consultants. The exercise price of any option shall not be less than 100% of the fair market value of such shares on the date of grant. Vesting schedule of the stock options granted under the 2014 Plan may be set at the Board’s discretion based upon the achievement of Company-wide, business unit, or individual goals. Stock options granted under the 2014 plan expire no more than ten years from the date of the grant. The number of shares of common stock reserved for issuance under the 2014 Plan is 1,657,645.

Performance-based awards

In January 2013, the Company appointed a new Chief Executive Officer, who received options to purchase 7,166,023 shares of the Company’s common stock, of which 10% vested upon the six-month anniversary of employment, and the remainder will vest at 1/54th per month thereafter. In addition, the CEO was granted performance-based stock options to purchase 1,194,337 shares of the Company’s common stock which vest upon the achievement of a future customer billings target.

In October 2013, the Company appointed a new Chief Financial Officer, who received options to purchase 1,500,000 shares of the Company’s common stock, of which 25% vested upon the first year anniversary of employment, and the remainder will vest at 1/48th per month thereafter. In addition, the CFO was granted performance-based stock options to purchase 500,000 shares of the Company’s common stock which vest upon the achievement of the above mentioned customer billings target.

The Company is required to evaluate the probability of achieving this customer billings target performance metric in determining stock-based compensation expense for these grants, and as of December 31, 2013 and 2014, did not believe achievement is probable. As a result, no stock-based compensation has been recognized for these performance-based stock option awards.

In connection with the Macheen acquisition, the Company issued 1,030,928 performance-based option grants, which vest based upon achievement of a billings target for Macheen products from October 2, 2014 to March 31,

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

2015. In April 2015, the Board will determine the portion of the options that becomes eligible based on the extent to which the performance target is achieved. Once the Board determines the eligible shares, which in no case will exceed 100% of the shares subject to the option, 50% will vest at the determination date and the remaining 50% will vest in equal monthly installments over the next two years. The fair value of the option was determined to be $2.04 per share and the Company estimated that it would achieve 18% of the billings target and hence 185,568 options would be subject to vesting.

The following table summarizes the stock option activity under the Company’s equity incentive plans for the indicated periods:

	Options outstanding
	Shares available for future grants	Shares subject to options outstanding	Weighted- average exercise price per option	Weighted- average remaining contractual terms (yrs)
Balances as of December 31, 2012	5,740,015	55,859,579	$1.21
Authorized	6,633,771	—
Granted	(18,629,528)	18,629,528	3.87
Options exercised	—	(7,622,529)	3.19
Terminated/cancelled/forfeited	9,322,831	(9,441,621)	2.28

Balances as of December 31, 2013	3,067,089	57,424,957	2.05	7.12
Authorized	1,957,645	—
Options granted(b)	(7,782,961)	7,136,203	4.01
Options issued in conjunction with acquisition(a)	—	2,242,235	0.65
Exercised	—	(4,952,827)	0.77
Terminated/cancelled/forfeited	5,332,288	(5,327,654)	3.40
Retired	(311,258)	—
Repurchase of shares related to early-exercised options (unaudited)	18,438	—

Balances as of December 31, 2014	2,281,241	56,522,914	$2.23	6.70

Vested and expected to vest as of December 31, 2014		53,293,037	$2.11	6.59

Exercisable as of December 31, 2014		38,042,991	$1.38	5.78

(a)	Included in “Options issued in conjunction with the acquisition” are 742,701 shares subject to options granted to former BoxTone employees.

(b)	Includes 22,500 options granted outside the Company’s equity incentive plans.

The weighted average grant date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $1.83, $2.04 and $1.95 per share, respectively.

The intrinsic value of unexercised and outstanding stock options that are expected to vest is the difference between the exercise price and the fair value of the underlying common stock as of December 31, 2014. The aggregate intrinsic value for stock options outstanding as of December 31, 2014 was $118.9 million.

The intrinsic value of exercised stock options is the difference between the exercise price and the fair value of the underlying common stock as of the exercise date. The total intrinsic value of stock options exercised for the years ended December 31, 2012, 2013 and 2014 was $63.6 million, $19.2 million and $12.9 million, respectively.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The aggregate intrinsic value for stock options exercisable as of December 31, 2014 was $112.0 million. The aggregate intrinsic value of stock options vested and expected to vest, net of estimated forfeitures as of December 31, 2014 was $118.0 million.

The aggregate grant date fair value for vested options for the years ended December 31, 2012, 2013 and 2014 was $6.7 million, $10.8 million and $11.0 million, respectively.

As of December 31, 2014 there was $29.9 million of total unrecognized stock-based compensation expense related to stock options, net of expected forfeitures, that will be recognized over the weighted average period of 2.67 years.

Restricted stock units

Activity related to restricted stock units is set forth below:

	Number of units	Weighted- average grant date fair value
Unvested RSUs, December 31, 2013	—	$—
Issued	448,124	4.09
Vested	(117,066)	3.57
Cancelled	(2,568)	3.88

Unvested RSUs, December 31, 2014	328,490	4.28

Note that the amounts in the table above exclude 221,134 restricted stock units relating to the Macheen acquisition which were fully vested upon issuance. For the year ended December 31, 2014, 117,066 restricted stock units vested, including 2,066 units withheld for taxes. These vested restricted stock units had a weighted-average grant date fair value of $3.57 per share for the year ended December 31, 2014. The aggregate intrinsic value of restricted stock units that vested during the year ended December 31, 2014 amounted to $0.4 million. As of December 31, 2014, total unearned stock-based compensation related to unvested restricted stock units previously granted was $1.0 million, excluding forfeitures, and is expected to be recognized over a weighted-average period of 0.98 years.

Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying such restricted stock units are not considered issued and outstanding. Upon vesting of restricted stock units, shares withheld by the Company to pay taxes are retired.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Stock-based compensation expense

The following table sets forth the total stock-based compensation expense included in the Company’s consolidated statements of operations (in thousands):

	Year ended December 31,
	2012	2013	2014
Cost of revenues	$774	$1,018	$1,142
Research and development	2,932	5,133	5,207
Sales and marketing	2,860	2,841	3,750
General and administrative	2,635	6,731	5,596

Total	$9,201	$15,723	$15,695

The weighted average estimated fair values of stock options granted during the years ended December 31, 2012, 2013 and 2014 were calculated under the Black-Scholes option pricing model, using the following weighted average assumptions:

	Year ended December 31,
	2012	2013	2014
Risk-free rate	0.82%	1.23%	1.86%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	58.85%	57.54%	50.92%
Expected term (years)	6.05	6.21	5.89

As the Company has no active trading history, expected volatility was derived from historical volatilities of several peer companies deemed to be comparable to the Company’s business.

The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock option awards granted, it has based its expected term on the simplified method available under U.S. GAAP.

The absence of an active market for the Company’s common stock also requires the Company’s board of directors, the members of which the Company believes have extensive business, finance and venture capital experience, to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense for the periods presented. The Company obtained contemporaneous third-party valuations to assist the board of directors in determining fair market value. These contemporaneous third-party valuations used the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. All options granted were intended to be exercisable at a price per share not less than the fair value of the shares of the Company’s common stock underlying those options on their respective dates of grant.

Common stock subject to repurchase

The Company allows employees to exercise options prior to vesting. In addition, the Company has restricted stock awards from acquisitions which employees had exercised prior to vesting. The Company has the right to

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

repurchase these options and restricted stock awards at the original purchase price paid by the employee for any unvested (but exercised) shares of common stock upon the termination of the employee. The consideration received for an exercise of an option or restricted stock award is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability on the consolidated balance sheets. The liability is reclassified into equity on a pro rata basis as the options and restricted stock awards vest. The shares subject to repurchase are not deemed to be issued for accounting purposes until those shares vest. As of December 31, 2014, no shares of common stock were subject to repurchase.

10. Income taxes

The components of income (loss) before income taxes were as follows (in thousands):

	Year ended December 31,
	2012	2013	2014
United States	$(93,114)	$(120,504)	$(96,191)
Foreign	2,220	3,023	2,786

Total	$(90,894)	$(117,481)	$(93,405)

The components of the benefit from (provision for) income taxes were as follows (in thousands):

	Year ended December 31,
	2012	2013	2014

Current provision:
US Federal tax	$—	$—	$—
US state tax	(366)	(166)	(106)
Foreign tax	(2,598)	(1,222)	(1,613)

	(2,964)	(1,388)	(1,719)

Deferred benefit:
US Federal tax	3,167	—	(149)
US state tax	260	—	(8)
Foreign tax	(6)	434	(116)

	3,421	434	(273)

Total benefit from (provision for) income taxes	$457	$(954)	$(1,992)

Included in the income tax benefit for the year ended December 31, 2012 was a $3.4 million tax benefit from the release of valuation allowances on the Company’s deferred tax assets (“DTAs”). In connection with the Company’s acquisition of Copiun during 2012, deferred tax liabilities (“DTLs”) were established, primarily related to the acquired identifiable intangible assets. These DTLs exceeded the acquired DTAs by $3.4 million, thus allowing the Company to realize a tax benefit by releasing the valuation allowances associated with the Company’s overall DTAs.

Good Technology Corporation

Notes to consolidated financial statements—(continued)

A reconciliation between the statutory U.S. federal income tax rate of 35.0% and the Company’s actual effective income tax rate is as follows:

	Year ended December 31,
	2012	2013	2014
Expected provision at statutory federal rate	35.0%	35.0%	35.0%
Change in valuation allowance	(33.5)	(39.6)	(38.3)
State income taxes, net of federal tax benefits	2.6	1.8	2.5
Stock-based compensation	(2.1)	(1.6)	(2.1)
Foreign income or losses taxed at different rates	(0.1)	2.1	0.1
Foreign withholding tax	(1.9)	(0.1)	(1.0)
Tax credits	0.3	1.6	1.6
Other	0.2	0.0	0.0

Total benefit from (provision for) income taxes	0.5%	(0.8)%	(2.2)%

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Deferred income taxes reflect the tax effects of net operating loss and tax credit carry-forwards and the net temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,
	2013	2014

Deferred tax assets:
Net operating losses	$110,009	$162,119
Deferred revenues	97,033	102,699
Research and development and other credits	13,522	13,422
Accrued expenses and reserves	11,107	3,077
Stock-based compensation	5,507	10,787
Fixed assets	593	2,699
Other	959	1,043

Gross deferred tax assets	238,730	295,846
Valuation allowance	(222,697)	(264,259)

Total deferred tax assets after valuation allowance	$16,033	$31,587

Deferred tax liabilities:
Acquired intangible assets	(6,383)	(21,547)
Deferred commissions	(8,129)	(8,973)
Goodwill	—	(161)
Unrealized losses	(595)	(284)

Total deferred tax liabilities	(15,107)	(30,965)

Net deferred tax assets	$926	$622

Reported as:
Current deferred tax assets(1)	$1,580	$1,558
Current deferred tax liabilities(2)	(202)	(2)
Non-current deferred tax assets(3)	348	409
Non-current deferred tax liabilities(4)	(800)	(1,343)

Net deferred tax assets	$926	$622

(1)	Included within prepaid expenses and other current assets on the consolidated balance sheets

(2)	Included within accrued and other current liabilities on the consolidated balance sheets.

(3)	Included within other assets on the consolidated balance sheets.

(4)	Included within other non-current liabilities on the consolidated balance sheets.

During 2012, 2013 and 2014, the Company maintained a valuation allowance against its U.S. deferred tax assets based on the assessment of both its positive and negative evidence, including significant losses incurred to date, such that it is more likely than not that these assets will not be realized. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support a reversal of a valuation allowance. The Company’s non-U.S. jurisdictions have net deferred tax assets. Based on the assessment of both positive and

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

negative evidence for each non-US jurisdiction, it is more likely than not these assets will be realized and thus no valuation allowance is required.

The following table details changes in the valuation allowance for deferred tax assets (in thousands):

	Beginning balance	Increases	Valuation allowance release		Balance at year end
Year ended December 31, 2012	(143,719)	(38,039)	3,426	(1)	(178,332)
Year ended December 31, 2013	(178,332)	(44,365)	—		(222,697)
Year ended December 31, 2014	(222,697)	(41,562)	—		(264,259)

(1)	Tax benefit related to the release of valuation allowances as a result of the Copiun acquisition.

U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided for on a cumulative total of $8.5 million of undistributed earnings for certain foreign subsidiaries as of December 31, 2014. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

At December 31, 2014, the Company had net operating loss carry forwards for federal tax income purposes of $494.2 million, which expire in the period from 2018 to 2034 and federal tax credits of $9.0 million, which expire in the period from 2015 to 2034 and foreign tax credits of $3.5 million, which will expire from 2021 to 2034.

At December 31, 2014, the Company had net operating loss carry forwards for state income tax purposes of $310.8 million, which will expire at various dates from 2015 to 2034, and various tax credits of $10.1 million, which will not expire.

At December 31, 2014, $69.7 million of federal and $32.9 million of state net operating loss carry-forwards are attributable to employee stock option deductions, the benefit from which will be allocated to paid-in-capital rather than current income when recognized. Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company’s net operating loss and tax credit carry-forwards may be subject to an annual limitation. The net operating loss and tax credit carry-forwards may expire before utilization.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The total amount of gross unrecognized tax benefits was $12.3 million as of December 31, 2014, of which up to $2.3 million would affect the Company’s effective tax rate if realized. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits in 2012, 2013 and 2014 was as follows (in thousands):

	2012	2013	2014
Beginning of year	$9,013	$9,449	$8,956
Additions for tax positions taken in a prior year	245	934	2,855
Additions for tax positions taken in the current year	272	1,155	909
Adjustments for tax positions for changes in currency translation	50	(4)	(35)
Reductions for tax positions taken in the prior year	(21)	(1,996)	(246)
Reductions for tax positions taken in the prior year due to statutes lapsing	(110)	(582)	(106)

End of year	$9,449	$8,956	$12,333

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company recognized income tax expense related to interest and penalties of $0.1 million, a benefit of $0.4 million and an expense of $31,000 in the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the Company had a liability for interest and penalties of $1.0 million and $1.0 million, respectively.

The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. The Company files income tax returns in the United States and various states, which typically have three or four tax years open at any point in time. Because of the net operating loss carry-forwards, substantially all of the Company’s tax years remain open to federal and state tax examination. The Company’s foreign tax returns are open to audit under the statutes of limitations of the respective foreign countries in which the subsidiaries are located. The Company is currently in various stages of multiple year examinations by New York and California state taxing authorities.

On December 19, 2014, the President signed into law, The Tax Increase Prevention Act of 2014, which retroactively extends more than 50 expired tax provisions through 2014. Among the extended provisions is the Sec. 41 research credit for qualified research expenditures incurred through the end of 2014. The benefit of the reinstated credit did not impact the consolidated statement of operations in the period of enactment, which was the fourth quarter of 2014, as the research and development credit carryforwards are offset by a full valuation allowance.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

11. Fair value measurements

Assets and liabilities measured and recorded at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 and 2014 (in thousands):

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total

Assets
Money market funds	$39,755	$—	$—	$39,755

Foreign currency forward contracts	$—	$23	$—	$23

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total

Assets
Money market funds(a)	$29,088	$—	$—	$29,088

Foreign currency forward contracts	$—	$1	$—	$1

Liabilities
Notes payable put option	$—	$—	$1,694	$1,694

Series C-2 preferred stock warrants	$—	$—	$768	$768

Common stock warrants	$—	$—	$22,033	$22,033

(a)	Balance includes $17.1 million classified as cash and cash equivalents, $4.0 million classified as current restricted cash and $8.0 million classified as non-current restricted cash.

The aggregate fair value of the Company’s money market funds approximated amortized cost and, as such, there were no unrealized gains or losses on money market funds as of December 31, 2013 and 2014.

The table below presents a reconciliation for the put option liability measured and recorded at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2014 (in thousands):

Year ended December 31, 2014
Beginning balance	$—
Issuance of put option	1,546
Loss recognized in earnings	148

Ending balance	$1,694

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The table below presents a reconciliation for the Series C-2 preferred stock warrant liability measured and recorded at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2014 (in thousands):

Year ended December 31, 2014
Beginning balance	$—
Issuance of warrants	783
Gain recognized in earnings	(15)

Ending balance	$768

The table below presents a reconciliation for the common stock warrant liability measured and recorded at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2014 (in thousands):

Year ended December 31, 2014
Beginning balance	$—
Issuance of warrants	23,520
Gain recognized in earnings	(1,487)

Ending balance	$22,033

The valuation of the notes payable put option and the preferred and common stock warrants and input assumptions used in the valuation is discussed in Note 6 and Note 13, respectively. There were no transfers between Level 1 and Level 2 into Level 3 for the periods presented.

As of December 31, 2013, the carrying amount of the bank debt was $24.9 million, which approximates its fair value, which was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including interest rates currently available to the Company for loans with similar terms (Level 2).

As of December 31, 2014, the carrying amount of the Senior Notes was $56.1 million, compared to its estimated fair value of $60.9 million which was determined based on future estimated cash flows calculated using a coupon rate of 23%, which is the borrowing rate currently available to the Company for notes with similar terms and maturities, an input that was derived from, and corroborated with, observable market data (Level 2).

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

12. Redeemable convertible preferred stock and deficit

Redeemable convertible preferred stock

The following table lists the shares of redeemable convertible preferred stock authorized and outstanding as of December 31, 2014 (in thousands, except per share amounts):

	Shares authorized	Shares issued and outstanding	Carrying amount	Aggregate liquidation preference	Liquidation price per share
Series B-1	108,159	108,159	$91,236	$108,159	$1.00
Series B-2	3,649	3,649	17,662	17,954	$4.92
Series B-3	2,563	2,563	12,330	12,406	$4.84
Series C-1	17,052	16,077	65,335	65,997	$4.105
Series C-2	20,000	15,315	97,840	62,868	$4.105

	151,423	145,763	$284,403	$267,384

The Series B-2 and Series B-3 preferred shares were issued in connection with the Copiun and AppCentral acquisitions, respectively, in 2012 (See Note 3).

In April 2013, May and December 2013, the Company issued 12.2 million shares, 2.4 million shares and 1.0 million shares, respectively, of Series C-1 redeemable convertible preferred stock for gross proceeds of $50.0 million, $10.0 million and $4.3 million, respectively.

In February and March 2014, the Company issued 0.4 million shares of Series C-1 redeemable convertible preferred stock for gross proceeds of $1.8 million.

In March 2014, the Company issued 13.1 million shares of Series C-2 redeemable convertible preferred stock in connection with the BoxTone acquisition. The fair value of the shares issued was $84.0 million.

In May 2014, the Company issued 2.2 million shares of Series C-2 redeemable convertible preferred stock in connection with the Fixmo acquisition. The fair value of the shares issued was $13.9 million.

Voting rights.    The holder of each share of Series B-1, Series B-2, Series B-3, Series C-1 and Series C-2 redeemable convertible preferred stock is entitled to one vote for each share of common stock into which it is convertible. The holders, voting as a separate class, are entitled to elect four members of the Board of Directors. In addition, the holders of Series C-1, voting as a separate class, are entitled to elect one member of the Board of Directors. The holders of common stock, voting separately as a class, shall be entitled to elect one member of the Board of Directors. Holders of redeemable convertible preferred stock and common stock, voting together on an as converted to common stock basis, are entitled to elect any remaining members of the Board of Directors.

Dividend provisions.    The holders of Series B-1, Series B-2, Series B-3, Series C-1 and Series C-2 redeemable convertible preferred stock shall be entitled to receive noncumulative dividends when, as and if declared by the Board of Directors, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend on the common stock, at a rate of $0.08, $0.3936, $0.3872 and $0.3284 per share per annum, respectively, as adjusted. No dividends have been declared or paid as of December 31, 2014.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Conversion.    Each share of Series B-1, Series B-2, Series B-3, Series C-1 and Series C-2 redeemable convertible preferred stock is convertible, at the option of the holder, into common stock which is fully paid and nonassessable determined by dividing the applicable original issue price by the conversion price applicable to such shares in effect at the date of conversion, initially on a one for one basis, subject to certain anti-dilution adjustments as set forth in the Company’s restated certificate of incorporation. The conversion price for Series B-1, Series B-2, Series B-3, Series C-1 and Series C-2 redeemable convertible preferred stock is $1.00, $4.92, $4.84, $4.105 and $4.105, respectively. Conversion is automatic upon the earlier of (a) closing of a firm commitment underwritten public offering of the Company’s common stock at an aggregate offering price of not less than $50.0 million, or (b) the holders of a majority of the then outstanding shares of preferred stock (voting together as a single class on an as-converted basis) have voted in favor of such a conversion in connection with a liquidation event or a financing transaction. In the event of the closing of a qualifying IPO, the Series C-1 and Series C-2 redeemable convertible preferred stock will convert into shares of common stock at a conversion price of $4.105, unless the IPO price is lower than $6.13, in which case, the conversion price will be equivalent to a 33% discount from the IPO price. The Company determined that the special conversion feature of the Series C-1 and Series C-2 redeemable convertible preferred stock potentially providing for conversion of shares into common stock at a discount to the offering price in the event of the closing of a qualifying IPO is a contingent beneficial conversion feature. Upon completion of an IPO, the Company will potentially recognize a charge for the discount amount as a deemed dividend within additional paid-in capital.

Liquidation preference.    In the event of any liquidation event, whether voluntary or involuntary, the holders of Series B-1, Series B-2, Series B-3, Series C-1 and Series C-2 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the Company’s assets or funds to holders of common stock, an amount equal to each Series’ respective per share amount, plus all accrued or declared but unpaid dividends on such share. If assets remain in the Company, the holders of Series C-1 and Series C-2 redeemable convertible preferred stock and holders of common stock shall receive the remaining assets of the Company pro rata based on the number of shares of common stock held by each, with shares of Series C-1 and Series C-2 redeemable convertible preferred stock being treated for this purpose as if they had been converted into shares of common stock at the applicable conversion rate; not to exceed 2.5 times the original Series C-1 and Series C-2 redeemable convertible preferred stock issue price plus and declared but unpaid dividends. For purposes hereof, a liquidation event shall consist of (a) the sale, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets, (b) a merger or consolidation of the Company with or into another entity, (c) the transfer of the Company’s securities to a person or group of affiliated persons that, after such closing, would result in such party holding 50.0% or more of the Company’s then outstanding voting stock, or (d) a liquidation, dissolution or winding up of the Company. These liquidation features cause the Company’s redeemable convertible preferred stock to be classified as mezzanine capital rather than as a component of Good Technology Corporation stockholders’ deficit.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Common stock

Shares of common stock reserved for issuance on an as-if converted basis is as follows (in thousands):

	As of December 31,
	2013	2014
Conversion of redeemable convertible preferred stock	130,026	145,763
Exercise of stock options	57,425	56,523
Available for option grants	3,067	2,281
Settlement of restricted stock units	—	550
Exercise of common stock warrants	4,965	21,758
Exercise of preferred stock warrants	—	162

	195,483	227,037

13. Warrants

Series B-1 redeemable convertible preferred stock warrants

As part of the Company’s acquisition of Good Technology, Inc. from Motorola, the Company issued warrants to purchase 1,084,831 shares of the Company’s Series B-1 redeemable convertible preferred stock to Motorola. The warrants were exercisable from the date of issuance in February 2009 through February 2014, or five years, at an exercise price of $1.00 per warrant. The warrants could be exercised for cash or net share settled. The warrants expire upon the earlier to occur of (i) February 27, 2014 or (ii) the consummation of a termination event (defined as either the sale by the Company of its preferred stock or common stock pursuant to a registration statement under the Securities Act of 1933 or a liquidation event, as such term is defined in the Company’s restated certificate of incorporation). As of December 31, 2011, the per share fair value of the warrants was determined to be $0.91 using the following assumptions: (a) volatility of 60%, (b) expected contractual term of 1.30 years, (c) risk-free interest rate of 0.12% and (d) fair value of $1.82 per share of preferred stock.

The Company recorded a loss of $0.6 million for the change in the estimated fair value of the preferred stock warrants for the year ended December 31, 2012. The preferred warrants were classified in other non-current liabilities on the Company’s consolidated balance sheets. In March 2012, all holders of the warrants exercised their warrants for gross proceeds of $1.1 million. The Company recorded the proceeds and the fair value of the warrant liability at the exercise date in redeemable convertible preferred stock.

Series C-2 redeemable convertible preferred stock warrants

In connection with the BoxTone acquisition, the Company issued 45,859 and 116,387 fully vested Series C-2 redeemable convertible preferred stock warrants at an exercise price of $1.74 and $2.01 per share, respectively (see Note 3). The warrants expire upon the later of (i) June 14, 2018 or (ii) five years after the closing of the Company’s initial public offering of its common stock. The per share fair value of the warrants on date of issue was determined to be $4.96 and $4.78, respectively, based on the Black-Scholes valuation model using the following assumptions: (a) volatility of 49.5%, (b) expected term of 4.87 years, (c) risk-free interest rate of 1.66% and (d) fair value of $6.40 per share of preferred stock. The Company recorded the fair value at issuance, or $0.8 million, to non-current liabilities.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

The Company recorded a gain of $15,000 for the change in the estimated fair value of the C-2 preferred stock warrants for the year ended December 31, 2014. The preferred stock warrants are classified as a non-current liability on the Company’s consolidated balance sheets.

Common stock warrants

In July 2009, the Company agreed to offer LG Electronics common stock warrants in order to promote a strategic relationship. The warrants gave LG Electronics rights for up to 5.0% of the Company’s fully diluted shares, conditional upon the achievement of cumulative sales milestones of supported hand-set devices generated by the customer prior to June 30, 2012.

The first issuance of warrants for up to 2.5% of the Company’s fully diluted shares was triggered when the Company’s cumulative sales to LG Electronics reached a predefined target. In May 2011, the first cumulative sales performance milestone was reached and warrants for 4,432,961 shares of common stock at an exercise price of $1.83 per share were issued. LG Electronics may exercise the warrants from the date of issuance for cash or via net share settlement. The warrant expires upon the earlier to occur of (i) May 23, 2016 or (ii) the consummation of a termination event (defined as either the sale by the Company of its preferred stock or common stock pursuant to a registration statement under the Securities Act of 1933 or a liquidation event, as such term is defined in the Company’s restated certificate of incorporation). The second issuance of warrants for the additional 2.5% of the Company’s fully diluted shares was not issued since the Company’s cumulative sales to LG Electronics did not reach the second cumulative sales performance milestone. The Company is no longer obligated to issue any additional common stock warrants to LG Electronics.

In December 2013 and April 2014, the Company issued common stock warrants in connection with a loan and security agreement (see Note 6). The Company issued 532,500 fully vested common stock warrants at an exercise price of $3.22 per share in each of December 2013 and April 2014. The warrants expire upon the earlier to occur of (i) December 31, 2023 or (ii) the consummation of a termination event defined as either (a) the sale, lease, exclusive license, or other disposition of substantially all of the assets of the Company, (b) any merger or consolidation of the Company into or with another person or entity, or any other corporate reorganization, in which the stockholders of the Company in their capacity as such immediately prior to such merger, consolidation or reorganization, own less than a majority of the Company’s (or the surviving entity’s) outstanding voting power immediately after such merger, consolidation or reorganization; or (c) any sale or other transfer by the stockholders of the Company of shares representing at least a majority of the Company’s then-total outstanding combined voting power. The per share fair value of the warrants on date of issue was determined to be $2.40 based on the Black-Scholes valuation model using the following assumptions: (a) volatility of 55.5%, (b) expected term of 10 years, (c) risk-free interest rate of 3.04% and (d) fair value of $3.49 per share of common stock. Further, the calculated fair value of the warrants is allocated to the warrants based on its relative fair value to the debt issued in connection with the warrants. The Company recorded the allocated fair value at issuance, or $1.1 million, as an increase in additional paid-in capital and a decrease in bank debt.

In September 2014, the Company issued 16,260,160 fully vested common stock warrants in connection with the issuance of the Senior Notes (see Note 6) at an exercise price of $4.92 per share. The Warrants expire on September 30, 2018. At any time from and after 180 days following the date of the final prospectus of the Qualified IPO and prior to expiration, the Warrants shall be exercisable in accordance with their terms. Net share settlement shall apply upon all exercise of Warrants.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

In the event of the closing of a Qualified IPO, the exercise price of the Warrants shall be adjusted to equal the lesser of the applicable exercise price and a percentage of the Qualified IPO price per share as follows: (1) if the Qualified IPO occurs after the 12-month anniversary of the issue date of the Senior Notes but on or prior to the 24-month anniversary date of the issue date of the Senior Notes, then the exercise price will be 90% of the initial exercise price; (2) if the Qualified IPO occurs after the 24-month anniversary of the issue date of the Senior Notes but on or prior to the 36-month anniversary date of the issue date of the Senior Notes, then the exercise price will be 80% of the initial exercise price of the Qualified IPO Price, and (3) if the Qualified IPO occurs after the 36-month anniversary of the issue date of the Senior Notes, 70% of the Qualified IPO Price.

The Warrants have certain provisions whereby the Company may redeem the Warrants on or after the first year anniversary of the completion of a Qualified IPO if the closing sale price of the Company’s common stock for 20 or more trading days in any 30 consecutive trading day period is equal to or greater than 200% of the initial exercise price of $4.92 per share.

In the event of certain change of control transactions prior to a Qualified IPO pursuant to which the Company’s common stock is converted into or exchanged for publicly traded common stock of the acquirer, cash, assets or any combination thereof, the Warrants will be deemed exercised, without any action by the holder of the Warrant, such exercise to be effective immediately prior to the earlier of the applicable date for determining the shares of outstanding Company common stock entitled to receive the consideration pursuant to such transaction and the effective time or closing the change of control transaction, for shares of the Company’s common stock at a price equal to the lesser of (a) 80% of the transaction price of the change of control per share of common stock in such change of control and (b) the exercise price of a Warrant in effect immediately prior to the effective time of the change of control, but in no event shall be less than $1.00 per share, subject to adjustment.

In the event of certain change of control transactions subsequent to a Qualified IPO pursuant to which the Common Stock is converted into or exchanged for consideration that is entirely publicly traded stock of the acquirer, the Warrants will become exercisable into the common stock of the public acquirer at the same ratios as the holders of the Company’s common stock receive in the transaction. In such event, the Company will also have the right to purchase the Warrants from the holders by paying to the holders cash in an amount equal to the Black-Scholes value based on an assumed volatility of 45%.

In the event of certain other change of control transactions subsequent to a Qualified IPO, the holders of the Warrants will be entitled to receive a cash payment equal to the value of the Warrants based on the Black-Scholes model using an assumed volatility of 45%, and the Warrant shall cease to be exercisable from and after the earlier of the effective time or closing of such change of control transaction.

The fair value of the Warrants as of September 30, 2014 was determined to be $1.45 per share, based on the Monte Carlo valuation model using a 90% probability weighted IPO scenario with the following assumptions (a) volatility of 45%, (b) expected term of 4 years, (c) risk-free interest rate of 1.47% and (d) fair value of $4.36 per share of common stock, and a 10% probability weighted M&A scenario with the following assumptions (a) volatility of 40%, (b) expected term of 1 year, (c) risk-free interest rate of 0.13% and (d) fair value of $3.95 per share of common stock. The Company recorded the $23.5 million fair value at issuance as a non-current liability and a decrease in notes payable.

The warrants issued in connection with the Senior Notes are considered detachable that may be settled for cash. As a result, the warrants are classified as a liability and are carried at fair value with any changes in fair value recognized in earnings. In addition, the discount on the Senior Notes related to the fair value of the

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

warrants will be amortized on an effective interest rate method as interest expense over the life of the Senior Notes.

The fair value of the Warrants as of December 31, 2014 was determined to be $1.36 per share, based on the Monte Carlo valuation model using a 90% probability weighted IPO scenario with the following assumptions (a) volatility of 45%, (b) expected term of 3.8 years, (c) risk-free interest rate of 1.35% and (d) fair value of $4.29 per share of common stock, and a 10% probability weighted M&A scenario with the following assumptions (a) volatility of 40%, (b) expected term of 1 year, (c) risk-free interest rate of 0.25% and (d) fair value of $3.95 per share of common stock. As a result, the estimated fair value of the warrants as of December 31, 2014 was $22.0 million and the Company recorded a gain of $1.5 million for the change in the estimated fair value during the year ended December 31, 2014.

14. Employee benefit plans

The Company has made a 401(k) retirement savings plan available to all full-time United States employees. Under this plan, employee and employer contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code. The Company’s contributions to the plan began in 2012 and totaled $0.6 million for that year, $0.9 million for the year ended December 31, 2013 and $0.9 million for the year ended December 31, 2014.

The Company has a retirement savings plan available to all of its full-time United Kingdom employees. Under this United Kingdom plan, employee contributions and accumulated plan earnings qualify for favorable tax treatment under Chapter IV, Part XIV, of the United Kingdom Income and Corporation Taxes Act of 1988. The Company’s contributions to the United Kingdom plan for the years ended December 31, 2012, 2013 and 2014 were $0.2 million, $0.2 million and $0.2 million, respectively.

15. Related party transactions

Transactions with LG Electronics—The Company had revenues of approximately $16.5 million, $8.4 million and $5.8 million for the years ended December 31, 2012, 2013 and 2014, respectively, from sales to LG Electronics. Accounts receivable from LG Electronics was $0.7 million and $0.5 million as of December 31, 2013 and 2014, respectively. As discussed in Note 13, the Company issued common stock warrants in 2011 to LG Electronics.

16. Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans below the consolidated level. Accordingly, the Company has a single reportable segment.

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Geographical information

Operations outside of the United Sates consist principally of research and development and sales activities. Geographic revenues are identified by the location of the end customer and in the event that the Company delivers its software to an OEM, reseller or other channel partner and does not have end customer location information, geographic revenues are identified by the “deliver to” location of the OEM, reseller or other channel partner. The following table presents the Company’s revenues by geographic area (in thousands):

	Year ended December 31,
	2012	2013	2014
United States	$58,160	$101,669	$135,780
Canada	20,353	21,160	22,663
Europe	20,439	24,502	37,217
South Korea	16,457	8,389	5,852
Other	1,196	4,664	10,342

Total	$116,605	$160,384	$211,854

A substantial majority of the Company’s long lived fixed assets reside in the United States as of December 31, 2013 and 2014.

17. Net loss per share attributable to Good Technology Corporation common stockholders

The Company’s basic net loss per share attributable to Good Technology Corporation common stockholders is calculated by dividing the net loss attributable to Good Technology Corporation common stockholders by the weighted-average number of shares of common stock, including vested restricted common stock awards that converted to common stock, outstanding for the period. The diluted net loss per share attributable to Good Technology Corporation common stockholders is computed by giving effect to all potential common stock equivalents outstanding for the period, to the extent dilutive.

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to Good Technology Corporation common stockholders (in thousands, except per share amounts):

	Year ended December 31,
	2012	2013	2014
Net loss attributable to Good Technology Corporation common stockholders	$(90,463)	$(118,426)	$(95,398)

Shares used in computing net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	32,915	49,097	66,649

Net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	$(2.75)	$(2.41)	$(1.43)

For purposes of this calculation, stock options to purchase common stock, warrants to purchase redeemable convertible preferred stock and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to Good Technology Corporation common stockholders as their effect is antidilutive and redeemable convertible preferred stock have been excluded from the calculation of diluted net loss per share attributable to Good

Good Technology Corporation

Notes to consolidated financial statements—(Continued)

Technology Corporation common stockholders as it does not have a contractual obligation to share in the Company’s losses. The outstanding redeemable convertible preferred stock, unvested restricted stock units, and common stock equivalents that were excluded from the computation of diluted net loss per share attributable to Good Technology Corporation common stockholders for the periods presented were as follows (in thousands):

	Year ended December 31,
	2012	2013	2014
Redeemable convertible preferred stock	114,371	130,026	145,763
Options to purchase common stock	55,860	57,425	56,523
Preferred stock warrants	—	—	162
Common stock warrants	4,470	4,965	21,758
Unvested restricted stock units	713	—	550

	175,414	192,416	224,756

18. Pro forma net loss per share attributable to Good Technology Corporation common stockholders (unaudited)

Pro forma basic and diluted net loss per share attributable to Good Technology Corporation common stockholders has been computed to give effect to the assumed conversion of all shares of redeemable convertible preferred stock into common stock upon a qualifying IPO.

The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per share attributable to Good Technology Corporation common stockholders for the year ended December 31, 2014 (in thousands, except per share data):

Net loss attributable to Good Technology Corporation common stockholders used in computing pro forma net loss per share calculation	$(95,398)

Shares used in computing net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	66,649
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock	141,736

Shares used in computing pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	208,385

Pro forma net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	$(0.46)

19. Subsequent events

The Company evaluated subsequent events through March 5, 2015, the date on which these consolidated financial statements were issued.

In January 2015, the Company implemented a plan to reduce its cost structure, align resources with its product strategy and improve efficiency, which resulted in reducing the number of Company employee positions by approximately 15%. The Company estimates that it will recognize charges of between $2.0 million and $3.0 million through June 30, 2015, consisting primarily of severance and other one-time termination benefits and other associated costs.

Independent auditor’s report

Board of Directors

BoxTone Inc.

Columbia, Maryland

We have audited the accompanying consolidated financial statements of BoxTone Inc. and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BoxTone Inc. and its subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

McLean, Virginia

April 18, 2014

BoxTone Inc. and subsidiary

Consolidated balance sheets

December 31,	2013	2012

Assets

Current assets
Cash and cash equivalents	$63,542	$617,678
Accounts receivable, net of an allowance for doubtful accounts of $31,730 and $0, respectively	5,727,326	5,174,879
Unbilled receivables	672,114	—
Prepaid expenses	252,531	335,349
Other current assets	3,251	325,630

Total current assets	6,718,764	6,453,536
Property and equipment, net	525,820	275,420
Distribution license, net	750,000	—
Deposits	54,615	36,356

Total assets	$8,049,199	$6,765,312

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable and accrued expenses	$2,039,399	$1,235,329
Accrued payroll and related liabilities	1,752,625	1,532,137
Deferred revenue	11,694,577	5,641,154
Bank line-of-credit	3,600,000	1,425,000
Notes payable, net of discount	1,800,000	348,234
Capital lease obligations	47,443	76,504
Deferred rent	34,275	95,855

Total current liabilities	20,968,319	10,354,213
Deferred revenue	1,992,403	2,145,128
Notes payable, net of discount	2,100,000	2,960,174
Capital lease obligations	14,592	28,738
Deferred rent	159,070	65,220
Warrant liability	1,004,698	1,390,875
Other liabilities	956,675	—

Total liabilities	27,195,757	16,944,348

Commitments and contingency
Series AA preferred stock; $0.001 par value; 2,000,000 shares of preferred stock authorized (including Series BB preferred stock); 1,285,588 shares issued and outstanding; aggregate liquidation preference of $16,155,422	16,155,422	16,155,422
Series BB preferred stock; $0.001 par value; 548,778 and 550,924 shares issued and outstanding as of December 31, 2013 and 2012, respectively; aggregate liquidation preference of $7,671,367 and $7,701,367 as of December 31, 2013 and 2012, respectively	7,671,367	7,701,367

Stockholders’ deficit
Common stock; $0.001 par value; 3,750,000 shares authorized; 1,594,809 and 1,582,809 shares issued and outstanding as of December 31, 2013 and 2012, respectively	1,595	1,583
Additional paid-in-capital	17,597,023	17,252,776
Accumulated deficit	(60,596,961)	(51,288,256)
Preferred stock subscription receivable	—	(1,928)
Accumulated other comprehensive income	24,996	—

Total stockholders’ deficit	(42,973,347)	(34,035,825)

Total liabilities and stockholders’ deficit	$8,049,199	$6,765,312

See accompanying notes to the consolidated financial statements.

BoxTone Inc. and subsidiary

Consolidated statements of comprehensive loss

Years Ended December 31,	2013	2012
Revenue	$20,883,592	$11,265,699
Cost of revenue (includes depreciation and amortization of $260,491 and $31,103, respectively)	2,182,406	1,764,565

Gross margin	18,701,186	9,501,134

Operating expenses
Research and development	13,601,354	5,104,752
Sales and marketing	8,832,616	6,578,474
General and administrative	4,683,176	2,749,134

Total operating expenses	27,117,146	14,432,360

Operating loss	(8,415,960)	(4,931,226)

Other income (expense)
Change in fair value of warrants	452,525	(378,498)
Interest and other income	(148,022)	4,055
Interest expense	(1,197,248)	(709,219)

Total other expense, net	(892,745)	(1,083,662)

Net loss	(9,308,705)	(6,014,888)
Foreign currency translation	24,996	—

Comprehensive loss	$(9,283,709)	$(6,014,888)

See accompanying notes to the consolidated financial statements.

BoxTone Inc. and subsidiary

Consolidated statements of stockholders’ deficit

	Common stock		Additional paid-in capital	Accumulated deficit	Preferred stock subscription receivable	Accumulated other comprehensive income	Total
	Shares	Amount
Balance at December 31, 2011	1,436,809	$1,437	$17,141,754	$(45,273,368)	$(1,928)	$—	$(28,132,105)
Issuance and vesting of restricted stock	146,000	146	96,585	—	—	—	96,731
Employee stock compensation	—	—	14,437	—	—	—	14,437
Net loss for the year ended December 31, 2012	—	—	—	(6,014,888)	—	—	(6,014,888)

Balance at December 31, 2012	1,582,809	1,583	17,252,776	(51,288,256)	(1,928)	—	(34,035,825)
Issuance of warrants to purchase common stock	—	—	35,927	—	—	—	35,927
Issuance and vesting of restricted stock	12,000	12	233,469	—	—	—	233,481
Employee stock compensation	—	—	74,851	—	—	—	74,851
Write-off of stock subscription receivable	—	—	—	—	1,928	—	1,928
Net loss for the year ended December 31, 2013	—	—	—	(9,308,705)	—	—	(9,308,705)
Foreign currency translation	—	—	—	—	—	24,996	24,996

Balance at December 31, 2013	1,594,809	$1,595	$17,597,023	$(60,596,961)	$—	$24,996	$(42,973,347)

See accompanying notes to the consolidated financial statements.

BoxTone Inc. and subsidiary

Consolidated statements of cash flows

Years Ended December 31,	2013	2012

Cash flows from operating activities:
Net loss	$(9,308,705)	$(6,014,888)

Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	31,730	—
Depreciation and amortization	584,867	270,901
Loss on disposal of property and equipment	10,534	—
Amortization of deferred financing costs	140,332	32,168
Employee stock compensation	74,851	14,437
Issuance of stock warrants	102,275	—
Compensation expense from vesting of restricted stock	233,481	96,731
Amortization of debt discount	691,592	174,035
Change in fair value of warrant liability	(452,525)	378,498
Write-off of stock subscription receivable	1,928	—
Changes in operating assets and liabilities:
Accounts receivable	(584,177)	(2,529,597)
Unbilled receivables	(672,114)	—
Prepaid expenses and other current assets	264,865	(390,989)
Deposits	(18,259)	2,046
Accounts payable and accrued expenses	454,071	87,104
Accrued payroll and related liabilities	220,487	417,496
Deferred revenue	5,900,698	3,950,879
Deferred rent	32,270	(20,548)
Other liabilities	556,675	—

Total adjustments	7,573,581	2,483,161

Net cash used in operating activities	(1,735,124)	(3,531,727)

Cash flows from investing activities:
Purchases of property and equipment	(561,352)	(27,804)
Purchase of distribution license	(250,000)	—

Net cash used in investing activities	(811,352)	(27,804)

Cash flows from financing activities:
Borrowings under bank line-of-credit	3,600,000	1,175,000
Repayments under bank line-of-credit	(1,425,000)	(450,000)
Proceeds from issuance of notes payable	3,900,000	4,000,000
Repayments under notes payable	(4,000,000)	(2,125,000)
Repayments under capital lease obligations	(77,656)	(116,405)
Refund of Series BB Preferred Stock	(30,000)	—
Proceeds from the issuance of Series BB preferred stock, net of issuance costs	—	394,505

Net cash provided by financing activities	1,967,344	2,878,100

Effect of foreign exchange rates	24,996	—

Net decrease in cash and cash equivalents	(554,136)	(681,431)
Cash and cash equivalents at the beginning of the year	617,678	1,299,109

Cash and cash equivalents at the end of the year	$63,542	$617,678

Non-cash investing and financing activites:
Property and equipment acquired under capital lease obligations	$34,449	$—
Financing of distribution license, net of payments	$750,000	$—
Issuance of warrant to purchase Series BB Preferred Stock	$—	$865,627
Accrual of deferred financing fee	$—	$160,000

See accompanying notes to the consolidated financial statements.

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements

1. Description of the company and summary of significant accounting policies

BoxTone Inc. (BoxTone) is a developer of automated Enterprise Mobility Management (EMM) solutions that maximize mobile performance and security while minimizing cost and risk. BoxTone’s single unified mobile management platform, powered by patented real-time automation technology, addresses the entire mobile lifecycle: Mobile Device Management (MDM), Mobile Application Management (MAM), mobile support and operations management. The Company’s products also deliver real-time centralized control of all mobile smartphones and tablets, including the iPhone and iPad, Google Android, BlackBerry and Windows Phone, as well as the enterprise applications that run on them. The Company was originally incorporated on December 15, 1999 as Panacya, Inc. under the laws of the State of Delaware. On June 10, 2008, the Company changed its corporate name to BoxTone Inc.

In May 2013, BoxTone Japan Co. (BoxTone Japan) was formed in Tokyo, Japan as a wholly-owned subsidiary of BoxTone.

Effective March 28, 2014, BoxTone and Boxtone Japan (collectively, the Company) merged with Good Technology Corporation in a like-kind stock-for-stock exchange (see Note 12).

The significant accounting policies followed by the Company are described below.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of BoxTone and BoxTone Japan. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Revenue recognition

The Company derives its revenue from (i) the sale of the Company’s software products, (ii) post-contract customer support (PCS), including maintenance services consisting of when-and-if available software product upgrades and enhancements, and (iii) professional services.

The basis for software license revenue recognition is substantially governed by the authoritative guidance issued by the Financial Accounting Standards Board (the FASB) on software revenue recognition. In applying this guidance, the Company exercises judgment, applies historical operating experience, and uses estimates in connection with the determination of the amount of software license and services revenue to be recognized in each accounting period.

The Company recognizes revenue when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectability is

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

probable. Advance payments are recorded as deferred revenue until the product is delivered and acceptance, if required, has occurred, services are delivered, or obligations are met.

The Company’s multiple-element contractual arrangements include software, PCS, and professional services. For contracts with multiple elements, the Company uses the residual method to record software license revenue by unbundling undelivered elements based upon vendor-specific objective evidence of fair value (VSOE) of each element. Under the residual method, the fair value of the undelivered elements is deferred until delivered and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. VSOE of fair value is based upon the normal pricing for each element when sold separately. For PCS, VSOE of fair value is measured by the annual renewal of such agreements. If the Company cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, revenue is deferred until all elements are delivered, services have been performed, or until fair value can be objectively determined. Revenue from such PCS transactions is deferred and recognized ratably over the support period.

The Company’s software is sold under either perpetual or term licenses bundled with twelve months of PCS and, in some cases, professional services. Using the previously discussed methodology, perpetual license revenue is recognized upon delivery and acceptance of the software and PCS revenue is recognized ratably over the twelve month term. Prior to 2013, revenue from professional services bundled in contracts with perpetual licenses and PCS was not considered significant and was recognized as services were performed. In 2013, such professional services were material to the consolidated financial statements. However, the Company was unable to establish VSOE for professional services. Thus, for perpetual licenses bundled with PCS and professional services, revenue for the entire arrangement was recognized ratably over the PCS term. The Company’s term licenses are generally for a period of twelve months and term license fees are recognized ratably over the license term, concurrent with the PCS.

Advance payments are recorded as deferred revenue until the product is delivered and acceptance, if required, has occurred, services are delivered, or obligations are met. Up-front fees are initially deferred and recognized over the longer of the term of the contract or the expected life of the customer relationship.

Cost of revenue

Cost of revenue includes software license and maintenance fees for software sold with the Company’s products, labor costs and other operating costs related to the Company’s support services, and amortization of a distribution license.

Cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are generated from contracts with various commercial entities. Management determines the need for an allowance for doubtful accounts based on current and historical collection trends by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Management has recorded an allowance for accounts receivable that are considered to be uncollectable.

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

Unbilled receivables

Unbilled receivables represent amounts recognized as revenue prior to year end that for administrative reasons were billed subsequent to year end.

Property and equipment

Property and equipment is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation and amortization is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets of three to five years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the underlying assets or the term of the related lease.

Distribution license

In March 2013, the Company acquired a three-year distribution license for certain third-party software for a total cost of $1,000,000. The license agreement permits the Company to pay for this license in four installments through March 2015. The Company paid the first two installments totaling $250,000 in 2013. As of December 31, 2013, the Company owes $750,000 to the licensee, which consists of a $350,000 payment due in March 2014 and a $400,000 payment due in March 2015. These amounts are recorded as accounts payable and accrued expenses and as other liabilities, respectively, in the accompanying consolidated balance sheet as of December 31, 2013. The cost of this distribution license is being amortized to expense ratably over the three-year term of the license. Amortization expense for the year ended December 31, 2013 was $250,000. Amortization expense for each of the next three years is estimated to be $333,333 in 2014, $333,333 in 2015, and $83,334 in 2016.

Sales and marketing expense

Sales and marketing costs related to ongoing sales and marketing activities are expensed as incurred.

Research and development

Research and development expenses consist primarily of personnel and related expenses for our research and development staff as well as the cost of third-party contractors. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred. The Company evaluates its software development costs to determine if they should be capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. To date, the period between achieving technological feasibility and general availability of such software has been short and software costs qualifying for capitalization have been immaterial. Accordingly, we have not capitalized any software development costs.

Deferred financing costs

Deferred financing costs consist primarily of a deferred closing fee associated with the modification of one of the Company’s previous notes payable. Deferred financing costs are amortized over the term of the

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

corresponding note. The Company recorded $160,000 of deferred financing costs related to a note payable to a private investment company (see Note 5) during the year ended December 31, 2012. The Company amortized $127,832 and $32,168 of these deferred financing costs to interest expense during the years ended December 31, 2013 and 2012, respectively.

In February 2013, the Company recorded $45,000 of deferred financing costs related to a new term loan (see Note 5) which are being amortized to interest expense over three years. The Company amortized $12,500 of these deferred financing costs to interest expense during the year ended December 31, 2013.

Shared-Based payments

Options

The Company accounts for the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values. Under authoritative guidance issued by the FASB, companies are required to estimate the fair value or calculated value of share-based payment awards on the date of grant using an option pricing model. The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive loss. The Company uses the Black-Scholes Option Pricing Model to determine the fair value of share-based awards.

Warrants

The fair value of each warrant is estimated on the date of grant and at the end of each reporting period using the Black-Scholes Option Pricing Model.

Restricted stock

The fair value of restricted stock is determined on the date of grant using the fair value of the underlying shares. This amount is then recognized as compensation expense ratably over the vesting period.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to income taxes in U.S. federal jurisdictions, various state jurisdictions, and in Japan. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require significant judgment to apply. The Company recognizes tax liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

accounting in interim periods. BoxTone is generally no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years ended December 31, 2009 and prior. BoxTone Japan has not yet prepared any tax filings since 2013 was the first year of its operations. Management has evaluated the Company’s tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.

Concentration of credit risks and major customers

The Company’s assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances in U.S.-based accounts may exceed federally insured limits. The Company has never experienced any losses related to these balances. Accounts receivable and unbilled receivables consist primarily of amounts due from commercial organizations located in the United States of America and abroad. Historically, the Company has not experienced significant losses related to such receivables and, therefore, believes that the credit risk related to such receivables is minimal.

As of December 31, 2013 and 2012, two and two customers represent 57% and 64% of accounts receivable, respectively. During the year ended December 31, 2013, two customers comprised 45% of revenue.

Valuation of long-lived assets

The Company reviews the valuation of its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. No adjustment for impairment loss was required at December 31, 2013 and 2012.

Foreign currency translation

The financial statements of BoxTone Japan have been translated from its functional currency of the Japanese Yen into U.S. dollars for reporting purposes. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the average exchange rates prevailing during the year. Translation adjustments resulting from this process are reflected as a separate component of stockholders’ deficit in the consolidated balance sheets.

Comprehensive income

The Company reports and classifies items of comprehensive income (loss) by their nature in the consolidated statements of comprehensive loss and discloses the accumulated balance of comprehensive income separately in the stockholders’ deficit section of the consolidated balance sheets.

Recent accounting pronouncements not yet adopted

In July 2013, the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendment states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

consolidated financial statements as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows: to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the consolidated financial statements as a liability and should not be combined with deferred tax assets. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this new guidance is not expected to have a material impact on the accompanying consolidated financial statements.

Reclassifications

Certain amounts presented in the 2012 consolidated financial statements have been reclassified to conform to the 2013 presentation. These reclassifications have no effect on the previously recorded consolidated net loss.

2. Operations

As shown in the accompanying consolidated financial statements, the Company recorded net losses for the years ended December 31, 2013 and 2012, respectively, and has an accumulated deficit as of December 31, 2013. Management expects that additional revenue achieved through the execution of its operating plan, proceeds from a term loan agreement entered into in February 2013 (see Note 5), borrowing availability under its existing bank line-of-credit, and support from Good Technology Corporation will allow the Company to continue to operate for the foreseeable future. The inability of the Company to receive sufficient funding from Good Technology Corporation or other sources would have a material adverse effect on the Company’s operations and financial condition. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Property and equipment

Property and equipment consists of the following at December 31:

	2013	2012
Computer hardware	$1,465,192	$916,883
Furniture and fixtures	161,544	197,043
Computer software	116,597	103,209
Leasehold improvements	34,711	34,711

	1,778,044	1,251,846
Less: accumulated depreciation and amortization	(1,252,224)	(976,426)

	$525,820	$275,420

Depreciation and amortization expense on property and equipment (including equipment under capital leases) was $334,852 and $270,901 for the years ended December 31, 2013 and 2012, respectively. As of December 31,

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

2013 and 2012, the total cost of equipment acquired under capital leases was $481,551 and $516,688, respectively and accumulated depreciation associated with such equipment totaled $428,926 and $412,618, respectively.

4. Bank line-of-credit

The Company maintains a line-of-credit with a bank that provides for maximum borrowings equal to the lesser of $4,000,000 or 80% of eligible accounts receivable. Borrowings under the line-of-credit accrue interest at the prime rate plus 1.0% (4.25% at December 31, 2013) and are secured by the Company’s assets. The line of credit expires, if not renewed, on February 27, 2015. The line-of-credit agreement and the term loan described in Note 5 require the Company to be in compliance with certain financial covenants. As of December 31, 2013, the Company was not in compliance with those covenants. However, subsequent to year end the Company received a waiver of these covenant requirements as of December 31, 2013.

Interest expense related to the bank line-of-credit totaled $37,404 and $59,125 for the years ended December 31, 2013 and 2012, respectively.

5. Notes payable

Notes payable consists of the following at December 31:

	2013	2012
Note payable to a private investment company, secured by the Company’s assets, which accrued interest at 11.95% per annum. The outstanding balance is presented net of a discount of $691,592 as of December 31, 2012 related to a stock warrant issued with the note (see Note 6). This note was repaid using funds obtained from the new term loan described below.	$—	$3,308,408
In February 2013, the Company amended its bank line of-credit agreement to add a term loan with a principal amount of $4,500,000, which was utilized to pay off the previously mentioned note payable from the private investment company and provide additional working capital. Borrowings accrue interest at the prime rate plus 3.5% (6.75% at December 31, 2013). The term loan agreement requires monthly principal payments of $150,000 plus accrued interest and matures in February 2016. This loan is collateralized by the Company’s assets	3,900,000	—

Total	3,900,000	3,308,408
Less: current portion	(1,800,000)	(348,234)

Noncurrent portion	$2,100,000	$2,960,174

Scheduled maturities for notes payable are as follows as of December 31, 2013:

Years ending December 31,
2014	$1,800,000
2015	1,800,000
2016	300,000

$3,900,000

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

Interest expense related to the aforementioned notes payable totaled $1,154,455 and $639,051 for the years ended December 31, 2013 and 2012, respectively. Cash paid for interest on notes payable totaled $309,932 and $491,973 for the years ended December 31, 2013 and 2012, respectively.

6. Stockholders’ deficit

Preferred stock

On September 19, 2012, the Company issued 28,624 shares of Series BB Preferred Stock for total cash proceeds of $400,000, less issuance cost of $5,495.

On August 1, 2013, the Company canceled 30,000 shares of Series BB Preferred Stock held by a third-party consultant and repaid to this individual the original purchase price of $30,000. Subsequent to year end, the Company reissued these shares to this individual in exchange for $30,000.

The holders of Series AA Preferred Stock and Series BB Preferred Stock (collectively, the Preferred Stock) have the following rights and preferences:

Voting rights

Each share of Preferred Stock has substantially the same voting rights as the number of shares of common stock into which it can be converted on the record date for determination of stockholders entitled to vote on such matters. Holders of Preferred Stock also have certain protective rights that require the Company to obtain the affirmative vote and written consent of the holders of at least 2/3 of the outstanding shares of Preferred Stock, voting separately as a single class on an as-converted basis, in order to execute certain corporate actions.

Dividends

The holders of the Series AA Preferred Stock outstanding as of January 15, 2009 shall be entitled to receive cumulative dividends payable, at the option of the holder, in cash out of funds legally available therefore or in shares of Series AA Preferred Stock (at fair market value at the time of payment, as determined by the Board of Directors), prior and in preference to any declaration or payment of any dividend on any other capital stock of the Company, at the annual rate of $0.9708 per share, from the date of issuance until and including January 15, 2009 (the Series AA Cumulative Dividend) and, thereafter, no dividends shall accrue on the shares of Series AA Preferred Stock outstanding as of January 15, 2009. No dividends shall accrue on any shares of Series AA Preferred Stock issued on or after January 16, 2009. No dividends shall be paid or declared on common stock or any other capital stock of the Company until the entire amount of the Series AA Cumulative Dividend has been paid or declared in respect of the Series AA Preferred Stock outstanding as of January 15, 2009. All such accrued and unpaid dividends shall be payable only (i) if, as and when declared by the Company’s Board of Directors, (ii) upon the occurrence of a liquidation event, as defined, or (iii) upon a redemption of the Series AA Preferred Stock outstanding as of January 15, 2009, as described below. The Series AA Cumulative Dividend shall accrue from the date of issuance until and including January 15, 2009 regardless of whether there are profits, surplus or other funds of the Company legally available for the payment of dividends. No dividends have been declared to date. Undeclared Series AA Cumulative Dividends totaled $554,812 as of December 31, 2013 and 2012.

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

Series BB Preferred Stock does not accrue dividends.

Conversion

Each share of Series AA Preferred Stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Series AA Preferred Stock purchase price per share (Series AA Purchase Price) by the Series AA Preferred Stock Conversion Price (Series AA Conversion Price) in effect at the time of conversion. The Series AA Purchase Price shall initially be equal to $12.135 per share (as adjusted for any stock dividends, combinations, recapitalizations, splits or otherwise with respect to the Series AA Preferred Stock). The Series AA Conversion Price shall initially be equal to the Series AA Purchase Price and shall be subject to certain adjustments.

Each share of Series BB Preferred Stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Series BB Preferred Stock Purchase Price per share (Series BB Purchase Price) by the Series BB Preferred Stock Conversion Price (Series BB Conversion Price) in effect at the time of conversion. The Series BB Purchase Price shall initially be equal to $13.979 per share (as adjusted for any stock dividends, combinations, recapitalizations, splits or otherwise with respect to the Series BB Preferred Stock). The Series BB Conversion Price shall initially be equal to the Series BB Purchase Price and shall be subject to certain adjustments.

Each share of Preferred Stock will be automatically converted into shares of common stock at the then effective applicable conversion price (i) upon the closing of an underwritten public offering which raises gross proceeds of at least $40,000,000 based on a pre-money valuation of the Company of at least $200,000,000, or (ii) at such time that the holders of a majority of the outstanding shares of Preferred Stock elect to convert such shares into common stock.

Liquidation

The holders of Series AA Preferred Stock shall be entitled to receive, on a pari passu basis in priority with payment to the holders of Series BB Preferred Stock and prior and in preference to any distribution to holders of common stock, the amount of $12.135 per share (as adjusted for any stock dividends, combinations, recapitalizations, splits or otherwise with respect to the Series AA Preferred Stock) plus any applicable accrued but unpaid Series AA Cumulative Dividends.

The holders of Series BB Preferred Stock shall be entitled to receive, with respect of each share of Series BB Preferred then held, on a pari passu basis in priority with payment with holders of Series AA Preferred Stock and prior and in preference to any distribution to holders of common stock, the amount of $13.979 per share (as adjusted for any stock dividends, combinations, recapitalizations, splits or otherwise with respect to the Series BB Preferred Stock), provided, however, that the total amount to be distributed to the holders of Preferred Stock shall not exceed $11,450,000.

After the payment of the full liquidation preference amounts to the holders of Preferred Stock, the holders of Preferred Stock and common stock shall be entitled to receive all remaining assets of the Company pro rata based on the number of shares of common stock held (assuming conversion of all the Preferred Stock into common stock).

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

As a result of the merger of the Company with Good Technology Corporation (see Notes 1 and 12), the Company’s stockholders received like-kind shares of Good Technology Corporation that contained liquidation preferences in excess of the liquidation preference they were entitled to under the original shares of the Company held by such stockholders.

Redemption

Beginning on July 30, 2015 (the Redemption Election Date), the Company shall be obligated, if the Company receives written notice or notices requesting redemption from the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), to redeem from each holder of shares of Preferred Stock all or any portion of the shares of Preferred Stock held by such holders on the Redemption Election Date within sixty days of receipt by the Company of the election notice. Thus, the carrying value of the Preferred Stock has been recorded as mezzanine equity in the accompanying consolidated balance sheets.

Stock warrants

In September 2007, in connection with a venture term loan agreement (see Note 3), the Company issued a warrant to the lender to purchase 20,189 shares of Series AA Preferred Stock. This warrant was modified in March 2008 when the Company restructured its equity and a new round of Preferred Stock financing was issued, which triggered a revaluation of the warrant. This warrant is exercisable for shares of any series of Preferred Stock outstanding at the time of exercise, subject to changes specified in the warrant agreement. This warrant, as amended in August 2013, expires, if not exercised, at the later of (i) June 14, 2018, or (ii) five years after the closing of the Company’s initial public offering.

In March and June 2011, the Company issued warrants to a bank with a total value of $150,000. These warrants are exercisable for shares of Series BB Preferred Stock or any future series or class of convertible Preferred Stock issued by the Company. The price per share of stock that may be purchased under these warrants shall be the lowest price per share at which shares of the applicable Preferred Stock are sold to investors. These warrants, as amended in August 2013, expire, if not exercised, at the later of (i) June 14, 2018, or (ii) five years after the closing of the Company’s initial public offering. These warrants are fully vested and are still outstanding as of December 31, 2012. The fair value of these warrants was determined to be $69,650, which was previously recorded as interest expense.

On February 29, 2012, the Company issued warrants to purchase up to 54,000 shares of Series BB Preferred Stock to a private investment company at an exercise price of $0.01 per share in connection with the issuance of a loan (see Note 5). The estimated grant date fair value of the warrants computed using the Black-Scholes Option Pricing Model was $865,627, which was recorded as an increase to warrant liability and as a debt discount. Amortization of this debt discount to interest expense totaled $691,592 and $174,035 for the years ended December 31, 2013 and 2012, respectively. Concurrent with the repayment of the underlying loan in February 2013 (see Note 5), one of these warrants for 18,000 shares of Series BB Preferred Stock was cancelled.

In February 2013, the Company issued a warrant to an external consultant to purchase 4,000 shares of common stock at an exercise price of $4.49 per share. This warrant expires, if not exercised, at the earlier of (i) January 31, 2018, or (ii) upon a liquidation event, as defined. The fair value of this warrant computed using the Black-Scholes Option Pricing Model was $18,881, which was recorded as compensation expense in 2013.

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

In March 2013, the Company issued a warrant to a member of the Board of Directors to purchase 13,000 shares of common stock at an exercise price of $4.49 per share. This warrant expires, if not exercised, at the earlier of (i) February 28, 2018, or (ii) upon a liquidation event, as defined. The fair value of this warrant computed using the Black-Scholes Option Pricing Model was $61,365 and is being recognized ratably over the vesting period of three years. The Company recorded compensation expense of $17,046 related to this warrant during the year ended December 31, 2013.

In August 2013, the Company issued a warrant to a bank to purchase 6,000 shares of Series BB Preferred Stock at an exercise price of $13.979 per share. This warrant expires, if not exercised, at the later of (i) June 14, 2018, or (ii) five years after the closing of the Company’s initial public offering of common stock. The estimated grant date fair value of the warrant computed using the Black-Scholes Option Pricing Model was $66,348, which was recorded as an increase to the warrant liability and as compensation expense.

All of the aforementioned warrants are fully vested and are still outstanding as of December 31, 2013.

7. Fair value measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1—quoted prices in active markets for identical assets and liabilities

•	Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities

•	Level 3—unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate the amounts recorded in the consolidated balance sheets because of the relatively short-term nature of these financial instruments. The fair value of the amounts due under the line of credit and notes payable at the end of each year approximates the amounts recorded in the consolidated balance sheets based on information available to the Company with respect to current interest rates and terms for similar financial instruments.

The fair value of warrants falls within Level 3 of the fair value hierarchy. The Company’s liabilities measured at fair value on a recurring basis are summarized below:

	As of December 31, 2013
	Liabilities measured at fair value	Fair value hierarchy level
Description		Level 1	Level 2	Level 3
Warrant liability	$1,004,698	$—	$—	$1,004,698

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

	As of December 31, 2012
	Liabilities measured at fair value	Fair value hierarchy level
Description		Level 1	Level 2	Level 3
Warrant liability	$1,390,875	$—	$—	$1,390,875

Level 3 gains

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 warrant liability for the years ended December 31, 2013 and 2012:

Balance as of January 1, 2012	$146,750
Additions	865,627
Change in fair value	378,498

Balance as of December 31, 2012	1,390,875
Additions	66,348
Cancellations	(370,650)
Change in fair value	(81,875)

Balance as of December 31, 2013	$1,004,698

Level 3 valuation process

The fair value of stock warrants is calculated using the Black-Scholes Option Pricing Model. The fair value of the warrant liability is affected by changes in inputs to the model including price of the underlying stock, volatility of the underlying stock, dividend yield and risk-free interest rates. The price of the underlying stock is determined by third-party valuations and management estimates under the supervision of the Company’s Board of Directors. Expected volatility is based primarily on historical volatility of comparable public companies. Historical volatility was computed using daily pricing observations for recent periods that correspond to the remaining term of each warrant. This method produces an estimate that is representative of the Company’s expectations of future volatility over the remaining term of each warrant. The risk-free interest rate is the interest rate for constant maturity instruments published by the Federal Reserve Board that is closest to the remaining term of the warrants.

The Company re-values the warrant liability at the end of each reporting period. The periodic change in value of the warrant liability is recorded as a non-cash gain or loss until the warrants are exercised or expire. The assumptions used in the option pricing model to compute the estimated fair value of the Company’s warrants were as follows as of December 31:

	2013	2012
Expected volatility	70.00%	70.00%
Expected dividends	0.0%	0.0%
Expected term (in years)	2.0	3.0
Risk-free interest rate	0.38%	0.36%

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

8. Stock incentive plan

The Company maintains a Stock Incentive Plan (the Plan) that provides for awards of incentive stock options (ISOs), non-qualified stock options (NSOs), stock appreciation rights, restricted stock and restricted stock units to employees, directors, consultants and other service providers of the Company. A total of 1,072,833 shares of common stock have been authorized for issuance under the Plan. The exercise price and duration of the options are determined by the Board of Directors at the grant date. However, incentive stock options must have an exercise price equal to or greater than the fair market value of the underlying common stock at the date of grant. Nonqualified stock options may be granted with an exercise price less than the fair market value of the underlying common stock. In most cases, options issued under the Plan expire ten years from the grant date or upon termination of employment from the Company, and vest as outlined in the individual grant agreements, generally over a period of four years. At December 31, 2013, there were 20,893 shares of common stock available for awards under the Plan. The Plan will terminate in June 2020.

The fair value of each stock option award was estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions noted in the following table:

	2013	2012
Expected volatility	70.00%	52.82-56.50%
Expected dividend yield	0.0%	0.0%
Expected option term (in years)	3.00	6.25
Risk-free interest rate	0.36-0.66%	0.97-1.37%

The expected volatility of the options granted was estimated using the historical volatility of share prices of publicly traded companies within the same or similar industry as a substitute for the historical volatility of the Company’s common stock, which is not determinable without an active external or internal market. The expected dividends are based on the Company’s historical estimated issuance and management’s expectations for dividend issuance in the future. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Presented below is a summary of the status of the stock options under the Plan for the year ended December 31, 2013:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (Years)
Outstanding at January 1, 2013	250,387	$1.80
Granted	108,400	$5.39
Forfeited or expired	(21,950)	$3.49

Outstanding at December 31, 2013	336,837	$2.85	7.08

Exercisable at December 31, 2013	205,298	$1.55	6.00

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

The following table summarizes information about stock options outstanding on December 31, 2013:

Options outstanding			Options exercisable
Exercise price	Total outstanding	Weighted average remaining life (Years)	Total exercisable	Weighted average remaining life (Years)
$0.72	140,525	5.04	140,525	5.04
$1.40	15,562	6.50	13,659	6.47
$2.59	32,350	7.67	16,960	7.59
$4.49	126,250	8.88	34,154	8.95
$8.37	22,150	9.39	—	N/A

	336,837		205,298

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013 and 2012 was $2.44 and $2.23, respectively. The total value of shares under stock options that vested during the years ended December 31, 2013 and 2012 was $376,107 and $97,023, respectively.

The Company charged $74,851 and $14,437 of compensation cost related to stock options to operations during the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013, there was approximately $261,000 of total unrecognized compensation costs related to stock options that is expected to be recognized over the next four years.

Restricted stock

The fair value of restricted stock was determined using third-party valuations and management estimates.

Prior to 2009, the Company issued 444,927 shares of restricted common stock to certain employees. These shares fully vested to these individuals prior to 2012 and all related compensation cost has been recognized.

On January 1, 2011, the Company issued 112,176 shares of restricted common stock to certain employees and members of the Board of Directors at $1.40 per share. The restricted stock vests to the holders ratably over 24 months from the date of grant. As of December 31, 2011, there are 56,088 shares vested. For each of the year ended December 31, 2012, the fair value of vested shares aggregating $78,521 was recorded as compensation expense, at which time these restricted shares were fully vested and all compensation expense was recorded.

On December 6, 2012, the Company issued 146,000 shares of restricted common stock to certain employees and members of the Board of Directors at $4.49 per share for a total value of $655,540. The restricted stock vests to the holders ratably over 36 months from the date of grant. As of December 31, 2013, there are 52,722 shares vested. For the years ended December 31, 2013 and 2012, the fair value of shares that vested each year aggregating $218,514 and $18,210, respectively, was recorded as compensation expense.

On February 7, 2013, the Company issued 12,000 shares of restricted common stock to a member of the Board of Directors at $4.49 per share for a total value of $53,880. The restricted stock vests to the holder ratably over 36 months from the date of grant. As of December 31, 2013, there are 3,333 shares vested. Accordingly, for the year ended December 31, 2013, the fair value of the vested shares aggregating $14,967 was recorded as compensation expense.

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

9. Income taxes

The provision for income taxes consists of the following for the years ended December 31:

	2013	2012

Deferred income taxes
Federal	3,933,000	1,330,000
State	615,000	220,000
Less: change in valuation allowance	(4,548,000)	(1,550,000)

	$—	$—

The Company’s provision for income taxes differs from the amount of income tax determined by applying the applicable federal and state statutory income tax rates to the loss before income taxes due to the establishment of a valuation allowance for the full amount of net operating loss carryforwards and deductible temporary differences.

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for income tax reporting and financial statement purposes. A summary of the composition of deferred income tax assets is as follows at December 31:

	2013	2012

Deferred income tax assets:
Net operating loss carryforwards	$28,464,000	$24,283,000
R&D tax credit	1,296,000	1,296,000
Deferred revenue	785,000	744,000
Accrued compensation	216,000	—
Depreciation and amortization	185,000	263,000
Deferred rent	76,000	37,000
Accrued expenses and others	43,000	—

Total deferred income tax assets	31,065,000	26,623,000

Deferred income tax liabilities:
Accrued compensation	—	(173,000)
Stock compensation	(93,000)	(26,000)

Total deferred income tax liabilities	(93,000)	(199,000)

Net deferred income taxes	30,972,000	26,424,000
Less: valuation allowance	(30,972,000)	(26,424,000)

Net deferred tax assets	$—	$—

The Company paid no significant income taxes during the years ended December 31, 2013 and 2012. As of December 31, 2013, the Company had net operating loss carryforwards (NOLs) and federal research and development tax credit carryforwards (R&D credits) available to offset future taxable income of approximately $72,269,000 and $61,561,000, respectively. The Company’s NOLs and R&D credits will expire, if not utilized, at various dates through 2033. Substantial restrictions on the utilization of NOLs may occur in the event of an

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

“ownership change” as defined in Section 382 of the Internal Revenue Code. Any such ownership change could significantly limit the Company’s ability to utilize its NOLs. The R&D credits may also become subject to limitations under the Internal Revenue Code.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers taxes paid during the previous two years, projected future taxable income, and projections for future taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies. Management presently believes it is more likely than not that the Company may not realize all of the benefits of these deductible differences and, accordingly, has recorded a full valuation allowance against the deferred tax assets at December 31, 2013 and 2012.

10. Retirement plan

The Company maintains a 401(k) profit sharing plan (the 401k Plan) that covers all employees except those who are leased, those whose employment is governed by a collective bargaining agreement, and non-resident aliens who receive no income from sources within the United States of America. Participants may make voluntary contributions to the 401k Plan up to the maximum amount allowable by law, but not to exceed 75% of their compensation. The Company may make a discretionary contribution and/or an additional profit sharing contribution. Participants are immediately vested in their entire account balance. The Company recorded no contributions to the 401k Plan for the years ended December 31, 2013 and 2012.

11. Commitments and contingency

Commitments

The Company leases office space and equipment under the terms of noncancelable capital and operating leases that expire at various dates through April 2018. The Company’s headquarters office lease agreement provides for an annual escalation of the base rent of 2%. The Company is also responsible for certain operating expenses. The following is a schedule by year of the future minimum lease payments required under the Company’s operating and capital leases as of December 31, 2013:

Years ending December 31,	Capital leases	Operating leases
2014	$48,530	$856,000
2015	11,997	727,000
2016	2,873	549,000
2017	—	290,000
2018	—	98,000

Total future minimum lease payments	63,400	$2,520,000

Less: amount representing interest	(1,365)

Present value of minimum lease payments	62,035
Current portion of capital lease obligations	(47,443)

Noncurrent portion of capital lease obligations	$14,592

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

Interest expense and cash paid for interest under capital leases for the years ended December 31, 2013 and 2012 totaled $5,389 and $11,043, respectively.

Rent expense totaled $793,740 and $552,203 for the years ended December 31, 2013 and 2012, respectively.

The Company is recognizing the total cost of its office lease ratably over the respective lease term. The difference between rent paid and rent expense is reflected as deferred rent in the accompanying consolidated balance sheets.

Guarantees and indemnifications

The Company’s software licensing agreements generally include a limited warranty that its software will substantially conform to the specifications set forth in relevant end user documentation during the warranty period, usually 90 days from the date of electronic delivery of software to the customer.

The Company’s software sales agreements generally include certain provisions for indemnifying customers against liabilities if the Company’s products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding to which any of them are, or are threatened to be, made a party by reason of their service as a director or officer. The Company maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company also may be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2013.

Contingency

From time to time, the Company is involved in legal matters in the ordinary course of business. The Company believes that the disposition of any such legal matters will not have a material impact on the business or the financial condition of the Company.

In March 2014, the Company was served with a complaint by a third party alleging that the Company infringed on certain patents held by this third party. The complaint requests, among other things, compensation for such alleged infringement in the form of royalties and reimbursement of damages and costs incurred by this entity as a result of such alleged infringements. While the Company does not believe this complaint has any merit and intends to vigorously defend itself against this complaint, the Company may very well incur costs associated with this matter. The amount of such costs, if any, cannot be determined at this time.

12. Subsequent events

The Company has evaluated its December 31, 2013 consolidated financial statements for subsequent events through April 18, 2014, the date the consolidated financial statements were available to be issued. Other than

BoxTone Inc. and subsidiary

Notes to the consolidated financial statements—(continued)

the merger of the Company discussed in Note 1, the legal matter described in Note 11, and the items noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

As discussed in Note 4, the Company received a waiver of its covenant requirements under its bank line-of-credit as of December 31, 2013. In addition, as part of the merger of the Company with Good Technology Corporation (see Note 1), the Company’s bank line-of-credit was repaid in full.

As discussed in Note 7, the Company reissued shares of Series BB Preferred Stock to a third-party consultant in exchange for $30,000.

On March 28, 2014, the Company’s Board of Directors authorized the Company to accelerate in full the vesting and exercisability of all outstanding unvested stock options held by continuing employees in connection with the consummation of the merger with Good Technology Corporation and effective immediately prior to the closing of the merger.

On March 28, 2014, the Company’s Board of Directors authorized the Company to amend the $4.49 exercise price of certain stock option awards that were issued in-the-money in 2013 by increasing the exercise price to $8.37. This amendment was implemented pursuant to the correction program made available and set forth in IRS Notice 2008-113.

Index to unaudited pro forma condensed combined

financial information

Introduction to unaudited pro forma condensed combined financial information	P-2

Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014	P-4

Notes to unaudited pro forma condensed combined financial information	P-5

Good Technology Corporation and BoxTone Inc.

Unaudited pro forma condensed combined financial information

BoxTone acquisition

On March 28, 2014, Good Technology Corporation (“Good” or the “Company”) acquired BoxTone Inc. (“BoxTone”) pursuant to an Agreement and Plan of Reorganization by and between Good and BoxTone (the “Acquisition”). BoxTone is a developer of automated Enterprise Mobility Management (EMM) solutions that maximize mobile performance and security while minimizing cost and risk. BoxTone’s products also deliver real-time centralized control of all mobile smartphones and tablets, including the iPhone and iPad, Google Android, BlackBerry and Windows Phone, as well as the enterprise applications that run on them.

BoxTone’s tangible and identifiable intangible assets acquired and liabilities assumed were recorded based upon their estimated fair values as of March 28, 2014, the closing date of the Acquisition. The excess purchase price over the value of the net assets acquired was recorded as goodwill. The amounts assigned to the identifiable assets acquired, liabilities assumed and aggregate consideration as of March 28, 2014 are considered preliminary and based on estimates and assumptions set forth in the notes hereto and subject to change once Good receives certain information it believes is necessary to finalize these amounts.

Senior notes payable

In September 2014, the Company entered into a Purchase Agreement with Oppenheimer & Co., as the initial purchaser (the “Initial Purchaser”), relating to the sale of $80.0 million aggregate principal amount of its 5.0% Senior Secured Notes due 2017 (the “Senior Notes”) and warrants (“Warrants”) to purchase 16.3 million shares of the Company’s common stock to the Initial Purchaser in a private placement, and for initial resale by the Initial Purchaser to certain qualified institutional buyers. In connection with the issuance of the Senior Notes, the Company repaid in full its bank debt and terminated its loan and security agreements with Silicon Valley Bank.

Unaudited pro forma condensed combined financial information

The unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only, in accordance with Article 11 of SEC Regulation S-X and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Good and BoxTone been a combined company, the Senior Notes were issued during the specified periods, and the repayment of the loan and security agreements with Silicon Valley Bank. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 is presented as if the Acquisition, the issuance of the Senior Notes, and the repayment of its bank debt due under the loan and security agreements with Silicon Valley Bank all occurred on January 1, 2014.

BoxTone

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 is presented as if the Acquisition had occurred on January 1, 2014. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 combines the audited results of Good for the year ended December 31, 2014 (which includes the results of BoxTone post-acquisition) and the unaudited results of BoxTone for the period from January 1, 2014 to March 28, 2014 after giving effect to the pro forma adjustments.

The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial statements of Good and BoxTone after giving effect to the Acquisition using the purchase accounting

Good Technology Corporation and BoxTone Inc.

Unaudited pro forma condensed combined financial

information—(continued)

method in accordance with Accounting Standards Codification 805, Business Combinations, and include all adjustments that give effect to events that are directly attributable to the transaction, are expected to have a continuing impact, and that are factually supportable.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the Acquisition. The unaudited pro forma condensed combined financial information also does not include any future integration costs of BoxTone.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	the audited consolidated financial statements of Good as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 and the related notes thereto;

•	and the audited consolidated financial statements of BoxTone as of and for the year ended December 31, 2013 and the related notes thereto.

Senior notes

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the issuance of the Senior Notes, or the repayment of the bank debt due under the loan and security agreements with Silicon Valley Bank.

Redeemable convertible preferred stock

The unaudited pro forma condensed consolidated statement of operations presented reflects the effect of converting the shares of the Company’s Series B-1, Series B-2, Series B-3 and Series C-1 and Series C-2 preferred stock, including the shares of Series C-2 preferred stock issued in connection with the Acquisition as if it had occurred on January 1, 2014, into shares of common stock for the periods presented.

Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014

(in thousands, except per share amounts)

	Historical		Acquisition pro forma adjustments	Pro forma condensed combined	Debt pro forma adjustments	IPO pro forma adjustments	Pro forma condensed combined as adjusted
	Good	BoxTone

Revenues:
Recurring(a)	$81,444	$6,993	$(3,110)	$85,327	$—	$—	$85,327
Perpetual license	62,290	—	—	62,290	—	—	62,290
Intellectual property	20,219	—	—	20,219	—	—	20,219
Other	47,901	—	—	47,901	—	—	47,901

Total revenues	211,854	6,993	(3,110)	215,737	—	—	215,737
Cost of revenues(b)	53,705	744	909	55,358	—	—	55,358

Gross profit	158,149	6,249	(4,019)	160,379	—	—	160,379

Operating expenses:
Research and development(c)	88,152	5,600	(2,210)	91,542	—	—	91,542
Sales and marketing(d)	109,007	2,718	(945)	110,780	—	—	110,780
General and administration(e)	44,928	5,723	(4,962)	45,689	—	—	45,689

Total operating expenses	242,087	14,041	(8,117)	248,011	—	—	248,011

Loss from operations	(83,938)	(7,792)	4,098	(87,632)	—	—	(87,632)
Other expense, net(f)	(3,523)	(2)	—	(3,525)	2,389	—	(1,136)
Interest expense, net(g)	(5,944)	(86)	85	(5,945)	(8,272)	—	(14,217)
Change in fair value of warrants(h)	—	(678)	678	—	—	—	—

Loss before provision for income taxes	(93,405)	(8,558)	4,861	(97,102)	(5,883)	—	(102,985)
Provision for income taxes	(1,992)	—	—	(1,992)	—	—	(1,992)

Net loss	(95,397)	(8,558)	4,861	(99,094)	(5,883)	—	(104,977)
Loss attributable to noncontrolling interest	(1)	—	—	(1)	—	—	(1)

Net loss attributable to Good Technology Corporation common stockholders	$(95,398)	$(8,558)	$4,861	$(99,095)	$(5,883)	$—	$(104,978)

Net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted	$(1.43)			$(1.43)			$(0.49)

Weighted average shares used in computing net loss per share attributable to Good Technology Corporation common stockholders, basic and diluted(i)	66,649		2,683	69,332		144,828	214,160

Notes to unaudited pro forma

Condensed combined financial information

1. Basis of presentation

On March 28, 2014, Good acquired all the outstanding shares of capital stock of BoxTone and the total purchase consideration for the Acquisition consisted of 11,386,210 shares of the Company’s common stock, 13,122,511 shares of the Company’s Series C-2 redeemable convertible preferred stock, options to purchase 1,499,534 shares of the Company’s common stock, cash paid by the Company of $3.1 million for BoxTone’s transaction expenses as a condition of the acquisition, cash of $6.4 million to repay BoxTone’s line of credit and notes payable, cash of $1.2 million paid to BoxTone for its payroll and payroll-related costs and cash of $0.4 million to pay for certain employees’ vested options. In addition, the Company issued warrants to purchase 162,246 shares of Series C-2 redeemable convertible preferred stock.

The Acquisition was accounted for under the purchase method of accounting in accordance with ASC 805-10. The Company accounted for the Acquisition by using the historical information and accounting policies of Good and adding the assets and liabilities of BoxTone as of the date of the Acquisition, at their respective fair values. Further, and in accordance with ASC 805, the accounting policies of BoxTone have been conformed to those of Good in determining the results of operations and the amounts of assets and liabilities to be fair valued. The assets and liabilities of BoxTone have been measured at fair value based on various assumptions that the Company’s management believes are reasonable utilizing information as of the date of the Acquisition.

The process for measuring the fair value of identifiable intangible assets, liabilities and certain tangible assets requires the use of significant assumptions, including estimates of future cash flows and appropriate discount rates. The excess of the purchase consideration over the fair value of identifiable assets and liabilities of BoxTone acquired, as of the date of the Acquisition, was allocated to goodwill in accordance with ASC 805-10. For purposes of measuring the fair value of the BoxTone assets acquired and liabilities assumed, as reflected in the unaudited pro forma condensed combined financial information, the Company used the guidance in ASC Topic 820, “Fair Value Measurement and Disclosure,” which establishes a framework for measuring fair values. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820, fair value measurements for an asset assume the highest and best use of that asset by market participants.

In September 2014, the Company entered into a Purchase Agreement with the Initial Purchaser, relating to the sale of the Senior Notes and Warrants to the Initial Purchaser in a private placement, and for initial resale by the Initial Purchaser to certain qualified institutional buyers. In connection with the issuance of the Senior Notes, the Company repaid the outstanding bank debt in full and terminated its loan and security agreements with Silicon Valley Bank.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 is presented as if the Acquisition, the issuance of the Senior Notes, and the repayment of the bank debt due under the loan and security agreements with Silicon Valley Bank had occurred on January 1, 2014. The unaudited pro forma condensed combined financial information relating to the BoxTone acquisition was prepared using the acquisition method of accounting, based on the historical financial statements of Good and BoxTone. The unaudited pro forma condensed combined balance sheet as of December 31, 2014 is not presented due to the Acquisition, the issuance of the Senior Notes and the repayment of bank debt due under the loan and security agreements with Silicon Valley Bank being reflected in Good’s consolidated balance sheet as of December 31, 2014. In the event that an initial public offering of the Company’s common stock, or IPO, is

Notes to unaudited pro forma

Condensed combined financial information—(Continued)

completed, all shares of the Company’s outstanding redeemable convertible preferred stock will convert into common stock automatically. The unaudited pro forma deficit as of December 31, 2014 disclosed in the consolidated financial statements appearing elsewhere in this prospectus gives effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 145,763,243 shares of common stock. The pro forma deficit does not give effect to any proceeds from the qualifying IPO of the Company’s common stock.

2. Allocation of purchase consideration to the net assets acquired

The Company accounted for the Acquisition using the purchase method of accounting. BoxTone’s tangible and identifiable intangible assets acquired and liabilities assumed were recorded based upon their fair values as of the closing date of the Acquisition. The excess purchase consideration over the value of the net assets acquired was recorded as goodwill. The following table summarizes the purchase accounting and the net assets acquired as of March 28, 2014 (in thousands):

Amount

Total purchase consideration:
Fair value of 11,386 shares of common stock, valued based on a weighting of the income and market approaches	$56,020
Fair value of 13,123 shares of Series C-2 redeemable convertible preferred stock, valued based on a weighting of the income and market approaches	83,984
Fair value of 1,500 stock options assumed and converted by Good, valued using the Black-Scholes option pricing model	7,576
Settlement of pre-existing BoxTone obligations to Good	5,568
Cash paid(1)	11,091

$164,239

Purchase consideration allocation:
Net tangible liabilities assumed	$(4,719)
Intangible assets acquired(2)	46,600
Goodwill	122,358

Total purchase consideration	$164,239

(1)	Cash paid comprised $6.4 million to repay BoxTone’s outstanding bank debt, $3.1 million for BoxTone’s transaction closing costs, $1.2 million to cover BoxTone’s March 31, 2014 payroll and payroll related expenses and $0.4 million for fractional shares not purchased and common stock options not assumed.

			Estimated Useful Life
(2)	Intangible assets
	Developed Technology—MSM	$15,200	4 years
	Developed Technology—Cloud MDM	13,800	7 years
	Customer relationships	7,900	8 years
	Technology License	4,800	7 years
	In-Process Research & Development	4,900

		$46,600

3. Acquisition-related costs

In conjunction with the Acquisition, Good and BoxTone incurred $1.3 million and $3.1 million, respectively, of certain direct and incremental acquisition-related charges, related primarily to investment banking, legal, accounting and other professional services.

Notes to unaudited pro forma

Condensed combined financial information—(continued)

4. Pro forma adjustments

Pro forma adjustments reflect the impact of the acquisition consideration exchanged and the impact of the fair value adjustment to the tangible and intangible assets and liabilities of BoxTone on the statements of operations as if the companies had been combined during the periods presented therein and the impact of the issuance of the Notes and the repayment of the bank debt due under the loan and security agreements with Silicon Valley Bank. The unaudited pro forma condensed combined statement of operations does not include the tax effect of any pro forma adjustments due to Good and BoxTone having a valuation allowance against their net operating losses. The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows (in thousands):

(a)	Revenues
	Elimination of intercompany revenues for licenses and maintenance and support services purchased by Good from BoxTone	$(3,110)

(b)	Cost of revenues
	Elimination of intercompany cost of revenue for licenses and maintenance and support services sold to Good by BoxTone	$(427)
	Elimination of BoxTone stock compensation expense(1)	(111)
	Elimination of Good’s stock compensation expense(2)	(113)
	Amortization of BoxTone developed technology acquired intangibles	1,560

		$909

(c)	Research and development
	Elimination of BoxTone’s stock compensation expense(1)	(922)
	Elimination of Good’s stock compensation expense(2)	(1,288)

		$(2,210)

(d)	Sales and marketing
	Elimination of BoxTone’s stock compensation expense(1)	(659)
	Elimination of Good’s stock compensation expense(2)	(525)
	Amortization of BoxTone customer relationships acquired intangibles	239

		$(945)

(e)	General and administrative
	Elimination of BoxTone’s stock compensation expense(1)	(266)
	Elimination of Good’s stock compensation expense(2)	(320)
	Elimination of BoxTone’s non-recurring transaction expenses	(3,089)
	Elimination of Good’s non-recurring transaction expenses	(1,287)

		$(4,962)

(f)	Other expense
	Elimination of non-recurring loss on extinguishment of bank debt	$2,389

(g)	Interest expense
	Elimination of interest on debt paid off on acquisition	$85

	Elimination of interest on bank debt paid off as a result of the Senior Notes issuance	$2,177
	Interest expense on Senior Notes	(10,449)

		$(8,272)

Notes to unaudited pro forma

Condensed combined financial information—(Continued)

(h)	Change in fair value of warrants
	Elimination of historical change in fair value of warrants	$678

(i)	Weighted average shares used in computing net loss per share

Adjustment to increase weighted average basic and diluted shares to reflect the issuance of 2,693 shares of common stock related to the acquisition of BoxTone as if the shares had been outstanding as of January 1, 2014 and to increase weighted average shares used in the net loss per share calculation by 144,513 shares of common stock, including 13,123 shares of common stock related to the Acquisition, due to the automatic conversion of all outstanding shares of redeemable convertible preferred stock for the year ended December 31, 2014.

(1)	As a condition of the acquisition, BoxTone accelerated certain unvested common stock options and recorded a one-time charge for the fair value as of March 28, 2014.

(2)	As a condition of the acquisition, BoxTone accelerated certain unvested common stock options. As this acceleration is considered to be for the benefit of Good, Good recorded a one-time charge for the fair value of the unvested common stock options.

5. Non-recurring transaction costs

Good and BoxTone have incurred certain non-recurring acquisition-related expenses. Acquisition-related expenses of BoxTone totaled $3.1 million and those of Good totaled $1.3 million, which were incurred in the year ended December 31, 2014. In connection with the repayment of the bank debt due under the loan and security agreements with Silicon Valley Bank, the Company incurred a loss of $2.4 million due to the early extinguishment of the bank debt. These expenses are not reflected in the pro forma condensed combined statement of operations as they are not expected to have a continuing impact on operations.

GOOD SECURE MOBILITY SOLUTION

Contextual Mobile Workspace
Good
Good Apps
ISV
Third Party Apps
CUSTOM
Custom Apps
Good Dynamics Platform
Secure
Build
Manage
Support
iOS

GOOD SECURE MOBILITY SOLUTION

Contextual Mobile Workspace

Good Apps Third Party Apps Custom Apps

Good Dynamics Platform

Secure Build Manage Support

iOS

Good

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates.

SEC registration fee		$12,880
FINRA filing fee		15,500
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation and bylaws of the Registrant provide that:

•

The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent sales of unregistered securities.

Since March 31, 2011, the Registrant made sales of the following unregistered securities:

Preferred stock issuances

•

On March 20, 2012, the Registrant issued 1,084,831 shares of its Series B-1 redeemable convertible preferred stock to five entities at a purchase price of $1.00 per share in connection with the exercises of warrants.

•	On April 15, 2013, the Registrant issued 12,180,269 shares of its Series C-1 redeemable convertible preferred stock to five entities at a purchase price of $4.105 per share.

•	On May 17, 2013, the Registrant issued 2,436,052 shares of its Series C-1 redeemable convertible preferred stock to one individual and three entities at a purchase price of $4.105 per share.

•	On December 20, 2013, the Registrant issued 1,039,007 shares of its Series C-1 redeemable convertible preferred stock to 13 entities at a purchase price of $4.105 per share.

•	On February 8, 2014, the Registrant issued 402,833 shares of its Series C-1 redeemable convertible preferred stock to two entities at a purchase price of $4.105 per share.

•	On March 18, 2014, the Registrant issued 19,080 shares of its Series C-1 redeemable convertible preferred stock to one entity at a purchase price of $4.105 per share.

Acquisition issuances

•

On September 19, 2012, the Registrant issued (i) 3,649,172 shares of its Series B-2 redeemable convertible preferred stock to 25 individuals and 12 entities and (ii) 1,629,047 shares of its common stock to ten individuals as consideration in connection with a merger with a company.

•

On October 1, 2012, the Registrant issued (i) 2,563,300 shares of its Series B-3 redeemable convertible preferred stock to seven individuals and two entities and (ii) 1,055,495 shares of its common stock to eight individuals and one entity as consideration in connection with a merger with a company.

•

On March 28, 2014, the Registrant issued (i) 13,122,511 shares of its Series C-2 redeemable convertible preferred stock to six individuals and four entities (ii) 11,386,210 shares of its common stock to 16 individuals and three entities and (iii) warrants to purchase up to 162,246 shares of its Series C-2 redeemable convertible preferred stock to one entity as consideration in connection with a merger with a company.

•

On May 29, 2014, the Registrant issued (i) 2,192,448 shares of its Series C-2 redeemable convertible preferred stock to one entity and (ii) 2,192,448 shares of its common stock to one entity as consideration in connection with the acquisition of certain assets of a company.

•	On October 2, 2014, the Registrant issued 1,594,602 shares of its common stock to six individuals and eight entities in connection with a merger with a company.

Warrant-related issuances

•	On May 24, 2011, the Registrant issued a warrant to purchase an aggregate of up to 4,432,961 shares of its common stock to one entity at an exercise price of $1.83 per share.

•	On October 2, 2013, the Registrant issued 24,000 shares of its common stock to one entity at a purchase price of $0.22 per share in connection with the exercise of a warrant.

•	On December 31, 2013, the Registrant issued warrants to two entities to purchase an aggregate of up to 532,500 shares of its common stock at an exercise price of $3.22 per share.

•	On April 30, 2014, the Registrant issued warrants to purchase an aggregate of up to 532,500 shares of its common stock to two entities at an exercise price of $3.22 per share.

Note and warrant issuances

•

On September 30, 2014, the Registrant sold 80,000 units at a price of $1,000.00 per unit, for gross proceeds of $80,000,000.00. Each unit consisted of $1,000.00 principal amount of 5% senior secured notes due 2017 and warrants to purchase 203.252 shares of common stock of the Registrant at an initial exercise price of $4.92 per share (subject to adjustment). The units were initially sold in a private placement to Oppenheimer & Co. Inc., as initial purchaser, pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, and then to qualified institutional buyers pursuant to an exemption from registration provided by Rule 144A under the Securities Act.

Settlement-related issuances

•	On April 23, 2014, the Registrant issued 650,000 shares of its common stock to a former employee in connection with the settlement of a claim.

•	On July 7, 2014, the Registrant issued 65,000 shares of its common stock to an individual in connection with the settlement of a claim.

•	On November 5, 2014, the Registrant granted to an individual an option to purchase 22,500 shares of common stock with an exercise price of $3.22 per share in connection with the settlement of a claim.

Plan-related issuances

•

From March 31, 2011 to February 28, 2015, the Registrant granted to its directors, officers, employees, consultants and other service providers options to purchase an aggregate of 48,778,551 shares of common stock with exercise prices ranging from $0.66 to $4.50 per share under its 2006 Plan.

•

From March 31, 2011 to February 28, 2015, options were granted to employees and a former director of Copiun to purchase an aggregate of 351,930 shares of common stock at an exercise price of $0.28 per share under the Copiun Plan, adopted by the Registrant on September 19, 2012.

•

From March 31, 2011 to February 28, 2015, options were granted to employees and consultants to purchase an aggregate of 781,083 shares of common stock with exercise prices ranging from $1.06 to $1.52 per share under the AppCentral Plan, adopted by the Registrant on October 1, 2012.

•

From March 31, 2011 to February 28, 2015, options were granted to directors, employees, consultants and other service providers to purchase an aggregate of 1,166,249 shares of common stock with exercise prices ranging from $0.38 to $4.22 per share under the BoxTone Plan, adopted by the Registrant on March 28, 2014.

•

From March 31, 2011 to February 28, 2015, the Registrant granted to its employees options to purchase an aggregate of 1,436,511 shares of common stock at an exercise price of $4.32 per share under the Acquisition Plan, adopted by the Registrant on November 5, 2014.

•

From March 31, 2011 to February 28, 2015, the Registrant issued to its directors, officers, employees, consultants and other service providers an aggregate of 37,765,849 shares of common stock at purchase prices ranging from $0.11 to $4.50 per share in connection with the exercise of options granted under its 2006 Plan.

•

From March 31, 2011 to February 28, 2015, the Registrant issued to its employees an aggregate of 204,129 shares of common stock at a purchase price of $0.28 per share in connection with the exercise of options granted under the Copiun Plan.

•

From March 31, 2011 to February 28, 2015, the Registrant issued to its employees an aggregate of 50,418 shares of common stock at purchase prices ranging from $1.06 to $1.52 per share in connection with the exercise of options granted under the AppCentral Plan.

•

From March 31, 2011 to February 28, 2015, the Registrant issued to its employees an aggregate of 170,496 shares of common stock at purchase prices ranging from $0.11 per share to $1.20 per share in connection with the exercise of options granted under the BoxTone Plan.

•

From March 31, 2011 to February 28, 2015, the Registrant issued to a director an aggregate of 13,048 shares of common stock at a purchase price of $1.23 per share in connection with the exercise of an option granted under its 1996 Plan.

•	From March 31, 2011 to February 28, 2015, the Registrant issued to its employees an aggregate of 115,000 shares of common stock in connection with restricted stock awards granted under its 2006 Plan.

•

From March 31, 2011 to February 28, 2015, the Registrant issued to its employees and consultants an aggregate of 104,783 shares of common stock in connection with restricted stock awards granted under the Copiun Plan.

•	From March 31, 2011 to February 28, 2015, the Registrant granted to its employees an aggregate of 448,124 restricted stock units to be settled in shares of its common stock under its 2006 Plan.

•	From March 31, 2011 to February 28, 2015, the Registrant granted to its employees an aggregate of 221,134 restricted stock units to be settled in shares of its common stock under its Acquisition Plan.

The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), Rule 701 promulgated under Section 3(b) of the Securities Act, or Rule 144A promulgated under the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on March 5, 2015.

GOOD TECHNOLOGY CORPORATION

BY:	/s/ Christy Wyatt
Christy Wyatt President, Chief Executive Officer and Chairperson

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christy Wyatt Christy Wyatt	President, Chief Executive Officer and Chairperson (Principal Executive Officer)	March 5, 2015

/s/ Ronald J. Fior Ronald J. Fior	Chief Financial Officer (Principal Accounting and Financial Officer)	March 5, 2015

/s/ Jon E. Barfield Jon E. Barfield	Director	March 5, 2015

* Bandel L. Carano	Director	March 5, 2015

* John H. N. Fisher	Director	March 5, 2015

* Marc D. Gordon	Director	March 5, 2015

* Scot B. Jarvis	Director	March 5, 2015

* King R. Lee, III	Director	March 5, 2015

* Russell E. Planitzer	Director	March 5, 2015

* Barry M. Schuler	Director	March 5, 2015

* Thomas E. Unterman	Director	March 5, 2015

* Christopher P. Varelas	Director	March 5, 2015

*BY:	/s/ Christy Wyatt
Christy Wyatt As Attorney-in-fact

Exhibit index

Exhibit number		Description

1.1*		Form of Underwriting Agreement.

2.1#		Agreement and Plan of Reorganization, dated as of February 22, 2014, by and among the Registrant, Nova Acquisition Corporation, BoxTone Inc., and Lazard Technology Partners II, LP, as stockholder representative.

3.1#		Form of Amended and Restated Certificate of Incorporation of the Registrant to become effective upon closing of this offering.

3.2#		Form of Amended and Restated Bylaws of the Registrant to become effective upon closing of this offering.

3.3#		Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.4#		Amended and Restated Bylaws of the Registrant, as currently in effect.

4.1#		Form of Common Stock Certificate of the Registrant.

4.2#		Amended and Restated Investors’ Rights Agreement, dated as of May 3, 2014, between the Registrant and certain holders of the Registrant’s capital stock named therein.

4.3#		Warrant Agreement, dated as of September 30, 2014, between the Registrant and U.S. Bank National Association, as warrant agent.

4.4#		Form of Global Warrant issued by the Registrant pursuant to the Warrant Agreement referenced in Exhibit 4.3.

4.5#		Form of Certificated Warrant issued by the Registrant pursuant to the Warrant Agreement referenced in Exhibit 4.3.

4.6#		Indenture, dated as of September 30, 2014, among the Registrant, the Guarantors as defined therein and U.S. Bank National Association, as trustee and as collateral agent.

4.7#		Form of 5.0% Senior Secured Note due 2017 (included in Exhibit 4.6).

5.1*		Opinion of Wilson Sonsini Goodrich and Rosati, Professional Corporation.

10.1#		Form of Indemnification Agreement between the Registrant and its directors and officers.

10.2#		1996 Stock Plan, as amended, and Forms of Stock Option Agreement under the 1996 Stock Plan.

10.3#		2006 Stock Plan, as amended, and Forms of Stock Option Agreement under the 2006 Stock Plan.

10.4#		Copiun, Inc. 2009 Stock Incentive Plan and Form of Stock Option Agreement under the Copiun, Inc. 2009 Stock Incentive Plan.

10.5#		AppCentral, Inc. 2010 Stock Incentive Plan, as amended, and Form of Stock Option Agreement under the AppCentral, Inc. 2010 Stock Incentive Plan.

10.6#		BoxTone Inc. Amended and Restated Stock Incentive Plan.

10.7*		2015 Equity Incentive Plan, including form agreements under the 2015 Equity Incentive Plan.

10.8*		2015 Employee Stock Purchase Plan, including form agreements under the 2015 Employee Stock Purchase Plan.

10.9#		Confirmatory Employment Offer Letter between the Registrant and Christy Wyatt, dated as of May 23, 2014.

10.10	#	Employment Offer Letter between the Registrant and Ron J. Fior, dated as of October 11, 2013.

10.11	#	Employment Offer Letter between the Registrant and Peter Barker, dated as of February 24, 2009.

Exhibit number		Description

10.12#		Employment Offer Letter, as amended, between the Registrant and Bruce Pagliuca, dated as of May 3, 2013.

10.13#		Employment Offer Letter between the Registrant and Ron Vaisbort, dated as of December 23, 2010.

10.15#		Triple Net Space Lease, dated May 26, 2011, between North Mary Office LLC and the Registrant.

10.16#		Amended and Restated Loan and Security Agreement, dated as of December 31, 2013, among the Registrant, Good Technology Software, Inc. and Silicon Valley Bank.

10.17#		First Amendment to Amended and Restated Loan and Security Agreement, dated as of March 26, 2014, among the Registrant, Good Technology Software, Inc., BoxTone Inc. and Silicon Valley Bank.

10.18#		Loan and Security Agreement, dated as of December 31, 2013, among the Registrant, Good Technology Software, Inc. and Silicon Valley Bank.

10.19#		First Amendment to Loan and Security Agreement, dated as of March 26, 2014, among the Registrant, Good Technology Software, Inc., BoxTone Inc. and Silicon Valley Bank.

10.20¥	#	Master Services Agreement, dated as of December 7, 2004, between the Registrant and Internap Network Services Corporation.

10.21¥	#	Master Services Agreement, dated as of May 29, 2009, between the Registrant and Savvis Communications Corporation.

10.22#		Security Agreement, dated as of September 30, 2014, by and among the Registrant, certain of its Restricted Subsidiaries (as defined therein), as pledgors, and U.S. Bank National Association, as collateral agent.

10.23#		Escrow Agreement, dated as of September 30, 2014, by and among U.S. Bank National Association, as escrow agent, the Registrant and U.S. Bank National Association, as trustee.

10.24#		2014 Acquisition Stock Plan, including form agreements under the 2014 Acquisition Stock Plan.

21.1#		List of subsidiaries of the Registrant.

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2		Consent of BDO USA, LLP, Independent Auditor.

23.3*		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

24.1#		Power of Attorney.

24.2		Power of Attorney of Jon Barfield.

*	To be filed by amendment.

¥	Confidential treatment has been requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.

#	Previously filed.